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Proxy Statement for the
2011 Annual Meeting of Stockholders
and 2010 Annual Report

Notice of 2011 Annual Meeting and Proxy Statement

Report on Form 10-K



**NOTICE OF 2011 ANNUAL MEETING
AND PROXY STATEMENT**

March 14, 2011

Dear Fellow NCR Stockholder:

I am pleased to invite you to attend NCR's 2011 Annual Meeting of Stockholders that will be held on April 27, 2011, at 9:00 a.m. Eastern Time, in the Auditorium at NCR Corporation's office located at 3097 Satellite Boulevard, Duluth, Georgia 30096.

The accompanying notice of the Annual Meeting and proxy statement tell you more about the agenda and procedures for the meeting. They also describe how the Board of Directors operates and provide information about our director candidate, executive officer and director compensation and corporate governance matters. I look forward to sharing more information with you about NCR at the Annual Meeting.

Like the last two years, we are offering to our stockholders the option to receive NCR's proxy materials on the Internet. We believe this option, which we intend to continue to offer in future years, will be preferred by many of our stockholders, as it allows NCR to provide our stockholders the information they need in an environmentally-conscious form and at a reduced cost.

Your vote is important. Whether or not you plan to attend the Annual Meeting, I urge you to authorize your proxy as soon as possible. You may vote by proxy on the Internet or by telephone, or, if you received the proxy materials by mail, you may also vote by mail. Your vote will ensure your representation at the Annual Meeting regardless of whether you attend in person.

Sincerely,

William R. Nuti
Chairman of the Board,
Chief Executive Officer and President

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF NCR CORPORATION

Time:

9:00 a.m. Eastern Time

Date:

Wednesday, April 27, 2011

Place:

NCR Corporation
Auditorium
3097 Satellite Boulevard
Duluth, Georgia 30096

Purpose:

- Elect the Class C director identified in this proxy statement to hold office for a three-year term or until his respective successor is duly elected and qualified;
- Consider and vote upon the ratification of the appointment of the Company's independent registered public accounting firm for 2011;
- Consider and vote upon a non-binding advisory vote on executive compensation ("Say on Pay") as disclosed in these proxy materials;
- Consider and vote upon a non-binding advisory vote on the frequency of future non-binding advisory votes on executive compensation ("Say on Pay Frequency");
- Consider and vote upon the re-approval of performance goals included in the NCR Corporation 2006 Stock Incentive Plan (as amended and restated effective as of December 31, 2008) for purposes of Section 162(m) of the Internal Revenue Code;
- Consider and vote upon the approval of an amendment to individual award limitations included in the NCR Corporation 2006 Stock Incentive Plan (as amended and restated effective as of December 31, 2008);
- Consider and vote upon the approval of an amendment to the funding formula in the NCR Management Incentive Plan for the purposes of Section 162(m) of the Internal Revenue Code;
- Consider and vote upon the adoption of the NCR Corporation 2011 Economic Profit Plan for the purposes of Section 162(m) of the Internal Revenue Code; and
- Transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

Other Important Information:

- Registered holders of NCR common stock at the close of business on February 15, 2011 may vote at the meeting.
- Your shares cannot be voted unless they are represented by proxy or in person by the record holder at the meeting. **Even if you plan to attend the meeting, please authorize your proxy.**

By order of the Board of Directors,



Jennifer M. Daniels
Senior *Vice President, General Counsel and Secretary*

March 14, 2011

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on April 27, 2011

This proxy statement and NCR's 2010 Annual Report on Form 10-K are available at www.proxyvote.com.

Proxy Statement

NCR Corporation
3097 Satellite Boulevard
Duluth, Georgia 30096

PROXY STATEMENT

GENERAL INFORMATION

These materials are intended to solicit proxies on behalf of the Board of Directors of NCR Corporation, a Maryland corporation (which we refer to as "NCR," the "Company," "we," or "us"), for the 2011 Annual Meeting of Stockholders, including any adjournment or postponement thereof. The meeting will be convened at 9:00 a.m., Eastern Time, on April 27, 2011, in the Auditorium at NCR's office at 3097 Satellite Boulevard, Duluth, Georgia 30096.

Delivery of Proxy Materials

We are providing access to our proxy materials (including this proxy statement, together with a notice of meeting and the Company's annual report) on the Internet pursuant to rules adopted by the Securities and Exchange Commission ("SEC"). Accordingly, beginning on or about March 14, 2011, we are sending a Notice of Internet Availability of Proxy Materials (the "Notice") to stockholders entitled to vote at the meeting. You may also request a printed copy of the proxy materials by mail. If you do so, these materials will also include the proxy card for the Annual Meeting. To request a printed copy of the proxy materials, please contact us via the Internet (www.proxyvote.com), telephone (1-800-579-1639) or by email (sendmaterial@proxyvote.com) on or before April 13, 2011. If requesting material by email, please send a blank email with the 12-digit Control Number (located on the Notice) in the subject line. Requests, instructions and other inquiries will NOT be forwarded to your investment advisor.

All stockholders will have the ability to access, beginning on March 14, 2011, the proxy materials on a website referred to in the Notice or request to receive a printed copy of the proxy materials at no charge. If you request a printed copy of the proxy materials, we will mail them to you within three business days of your request, at no cost to you. The Notice includes instructions on how to access the electronic proxy materials, as well as instructions for requesting a printed copy. In addition, stockholders may permanently elect to receive future proxy materials in either electronic form by email or printed form by mail. If you make such an election, we will continue to send you the materials pursuant to your election, until you notify us otherwise.

We are taking advantage of the householding rules adopted by the SEC that permit us to deliver only one Notice to stockholders who share an address, unless otherwise requested. This allows us to reduce the expense of delivering duplicate Notices to our stockholders who may have more than one stock account or who share an address with another NCR stockholder. If you have multiple NCR common stock record accounts and/or share an address with a family member who is an NCR stockholder and have received only one Notice, you may write or call us at 3097 Satellite Boulevard, Duluth, Georgia 30096-5810 (phone: 1-800-225-5627), to request separate copies of the proxy materials at no cost to you. If you do not wish to participate in the householding program, please call 1-800-542-1061 to "opt-out" or revoke your consent.

Stockholders Entitled to Vote at the Meeting

If you were a registered stockholder at the close of business on the record date for the meeting, February 15, 2011, you are entitled to vote at the meeting. There were 160,069,604 shares of common stock outstanding on the record date. You will have one vote on each matter properly brought before the meeting for each share of NCR common stock you own.

Electronic Access to Proxy Materials and Annual Report

The Notice includes instructions regarding how to:

- view your proxy materials for the Annual Meeting on the Internet; and
- instruct us to send you all future proxy materials by email.

If you choose to receive future proxy materials by email, next year you will receive an email with a link to the proxy materials and proxy voting site. Your election to receive future proxy materials by email will remain in effect until you terminate your election. Choosing to receive your future proxy materials by email will save the Company the cost of producing and mailing these documents and reduce the impact of our Annual Meeting on the environment.

How to Vote Your Shares

Your vote is important. Your shares can be voted at the Annual Meeting only if you are present in person or represented by proxy. Even if you plan to attend the meeting, we urge you to authorize your proxy in advance. We encourage you to authorize your proxy electronically by going to the *www.proxyvote.com* website or by calling the toll-free number (for residents of the United States and Canada) listed on your proxy card. Please have your proxy card in hand when going online or calling. ***If you authorize your proxy electronically, you do not need to return your proxy card.*** If you received proxy materials by mail and choose to authorize your proxy by mail, simply mark your proxy card, and then date, sign and return it in the postage-paid envelope provided.

If you hold your shares beneficially in street name, i.e., through a nominee (such as a bank or broker), you may be able to authorize your proxy by telephone or the Internet as well as by mail. You should follow the instructions you receive from your broker or other nominee to vote these shares.

How to Revoke Your Proxy

You may revoke your proxy at any time before it is voted at the meeting by:

- voting again on the Internet or by telephone (only the latest Internet or telephone proxy will be counted);
- properly executing and delivering a later-dated proxy card;
- voting by ballot at the meeting; or
- sending a written notice of revocation to the inspectors of election in care of the Corporate Secretary of the Company at 3097 Satellite Boulevard, Duluth, Georgia 30096-5810.

Voting at the Annual Meeting

The method by which you vote and authorize your proxy will in no way limit your right to vote at the meeting if you later decide to vote in person at the meeting. If you hold your shares in street name, you must obtain a proxy executed in your favor from your nominee (such as a bank or broker) to be able to vote at the meeting.

Your shares will be voted at the meeting as directed by your electronic proxy, the instructions on your proxy card or voting instructions if: (1) you are entitled to vote; (2) your proxy was properly executed or properly authorized electronically; (3) we received your proxy prior to the Annual Meeting; and (4) you did not revoke your proxy prior to or at the meeting.

Voting Shares Held in the NCR Savings Plan

If you are a participant in the NCR Savings Plan, your proxy includes any NCR common stock allocated to your plan account. The trustee of this plan will vote the number of shares allocated to your account according to your instructions. If you do not vote your shares in the NCR Savings Plan as instructed above, the trustee will vote unallocated shares, and any allocated shares for which voting instructions are not timely received, in the same proportion of "For" and "Against" votes as the shares for which voting instructions were timely received.

Voting Shares Held Under the NCR Direct Stock Purchase and Sale Plan

If you are a participant in the Direct Stock Purchase and Sale Plan (the "DSPP") administered by our transfer agent, BNY Mellon Investor Services ("Mellon"), for NCR, your proxy includes the NCR common stock held in your DSPP account. Mellon, as the DSPP administrator, is the stockholder of record of that plan and will not vote those shares unless you provide it with instructions, which you may do over the Internet, by telephone, or by mail using your proxy card.

Quorum for the Meeting; Votes Required to Approve Each Item

The presence at the meeting (in person or by proxy) of the stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting as of the close of business on February 15, 2011 constitutes a quorum allowing us to conduct business at the meeting. A majority of all the votes cast (in person or by proxy) is required to elect directors, to ratify the appointment of our independent registered public accounting firm, and to approve the non-binding advisory vote on executive compensation, the re-approval of performance goals included in the NCR Corporation 2006 Stock Incentive Plan, the amendment to individual award limitations included in such plan, the amendment to the funding formula in the NCR Management Incentive Plan; and the adoption of the NCR Corporation 2011 Economic Profit Plan. The option of one, two or three years that receives the highest number of votes cast by stockholders will be considered the stockholders' recommendation as to the frequency of future non-binding advisory votes on executive compensation. Under Maryland law, broker "non-votes" and abstentions will have no effect on the outcome of the vote for any item. A broker "non-vote" occurs when a broker returns a properly executed proxy but does not vote on a particular proposal because the broker does not have the discretionary authority to vote on the proposal and has not received voting instructions from the beneficial owner on the proposal. Under the rules of the New York Stock Exchange ("NYSE"), brokers have the discretionary authority to vote on the ratification of our independent registered public accounting firm, but not for the election of our directors or any of the other proposals to be voted upon.

Annual Meeting Admission

You may attend the meeting if you are a registered stockholder, a proxy for a registered stockholder, or a beneficial owner of NCR common stock with evidence of ownership. **If you plan to attend the meeting in person, please complete and return to NCR's Corporate Secretary, by mail, the meeting reservation request form provided on the Internet, or, if you received the proxy materials by mail, the form provided on page 97 of this proxy statement. If you are not a record stockholder, please include evidence of your ownership of NCR stock with the form (such as an account statement showing you own NCR stock as of the record date).** If you do not have a reservation for the meeting, you may still attend if we can verify your stock ownership at the meeting.

Annual Meeting Voting Results

We will include the results of the votes taken at the meeting in a current report on Form 8-K filed with the SEC within four business days following the meeting.

The Board's Recommendations

If you authorize your proxy electronically or send a properly executed proxy without specific voting instructions, your shares represented by that proxy will be voted as unanimously recommended by the Board of Directors:

- FOR the election of one Class C director nominee;
- FOR ratification of the appointment of the Company's independent registered public accounting firm for 2011;

- FOR the approval, on a non-binding advisory basis, of executive compensation as disclosed in these proxy materials;
- FOR a frequency of each year for future non-binding advisory votes on executive compensation;
- FOR the re-approval of performance goals included in the NCR Corporation 2006 Stock Incentive Plan (as amended and restated effective as of December 31, 2008) for purposes of Section 162(m) of the Internal Revenue Code;
- FOR the approval of an amendment to individual award limitations included in the NCR Corporation 2006 Stock Incentive Plan (as amended and restated effective as of December 31, 2008);
- FOR the approval of an amendment to funding formula in the NCR Management Incentive Plan for the purposes of Section 162(m) of the Internal Revenue Code; and
- FOR the adoption of the NCR Corporation 2011 Economic Profit Plan for the purposes of Section 162(m) of the Internal Revenue Code.

Ownership by Officers and Directors

The following table shows the NCR common stock beneficially owned, as determined under applicable SEC rules, as of February 7, 2011 by (i) each current or former executive officer named in the Summary Compensation Table below on page 44 (the "Named Executive Officers"), (ii) each non-employee director and nominee and (iii) all current directors and executive officers as a group. Except to the extent indicated in the footnotes below, to NCR's knowledge each person named in the table below has sole voting and investment power over the shares reported. As of February 7, 2011, the Named Executive Officers and the then-current directors and remaining executive officers as a group beneficially owned approximately 2.4% of NCR common stock. Other than Mr. Nuti, who beneficially owned 1.6% of NCR common stock as February 7, 2011, no other individual listed in this table beneficially owned more than 1.0% of NCR common stock as of that date.

Name	Total Shares Beneficially Owned(1)(2)	Shares Covered by Options(3)
Non-Employee Directors		
Quincy L. Allen, Director	43,620	23,578
Edward (Pete) Boykin, Director	135,440	69,262
Richard L. Clemmer, Director	59,407	26,286
Gary J. Daichendt, Director	69,029	33,262
Robert P. DeRodes, Director	53,007	26,286
Linda Fayne Levinson, Independent Lead Director	161,830	81,262
Named Executive Officers		
William R. Nuti, Director and Officer(4)	2,546,337	2,359,687
Robert P. Fishman, Officer	62,011	46,690
John G. Bruno, Officer	191,443	191,443
Peter A. Leav, Officer	114,406	114,406
Peter A. Dorsman, Officer	158,103	132,068
Current Directors, Named Executive Officers and remaining Executive Officers as a Group (14 persons)	3,818,393	3,118,686

(1) Some of NCR's executive officers and directors own fractional shares of NCR stock. For purposes of this table, all fractional shares have been rounded to the nearest whole number. This column also includes 17,803 shares granted to Mr. Allen, 58,178 shares granted to Mr. Boykin and 33,121 shares granted to Mr. Clemmer, all of which were deferred pursuant to the director's election until the time of the director's departure from the Board.

(2) This column includes shares held by NCR's executive officers and directors who have entered into a standard brokerage account form with Fidelity which includes a provision for the pledge of NCR shares owned by such executive officer or director. The pledge applies to all shares listed for each individual in the table above which are held in such individual's Fidelity brokerage account.

(3) This column shows those shares the officers and directors have the right to acquire through stock option exercises within 60 days after February 7, 2011. These shares are also included in the Total Shares Beneficially Owned column.

(4) Mr. Nuti's share ownership includes 91,000 shares that are held in an irrevocable trust.

Proxy Statement

Other Beneficial Owners of NCR Stock

To the Company's knowledge, as of February 14, 2011 (except as otherwise specified), the following stockholders beneficially own more than 5% of the Company's outstanding stock.

Name and Address of Beneficial Owner	Total Number of Shares	Percent of Class
Greenlight Entities(1) 140 East 45th Street 24th Floor New York, New York 10017	11,468,658	7.2%
BlackRock(2) 40 East 52nd Street New York New York 10022	8,160,073	5.12%

(1) Information is based on a Schedule 13G/A filed with the SEC on February 14, 2011 by Greenlight Capital, L.L.C. ("Greenlight"), Greenlight Capital, Inc. ("Greenlight Inc."), DME Management GP, LLC ("DME Management"), DME Advisors LP ("DME Advisors"), DME Capital Management, LP ("DME Capital Management"), DME Advisors GP, LLC ("DME Advisors GP") and David Einhorn (collectively, the "Greenlight Entities"), reporting beneficial ownership of the Company's stock as of December 31, 2010. Greenlight reported shared voting and dispositive power with respect to 4,105,092 of such shares, which are held for the accounts of certain investment funds for which it is the general partner. Greenlight Inc. reported shared voting and dispositive power with respect to 9,145,139 of such shares, which are held for certain accounts for which it acts as investment manager. DME Management reported shared voting and dispositive power with respect to 463,930 of such shares, which are held for the account of an investment fund for which it is the general partner. DME Advisors reported shared voting and dispositive power with respect to 1,612,500 of such shares, which are held for the account of a managed account for which it acts as investment manager. DME Capital Management reported shared voting and dispositive power with respect to 711,019 of such shares, which are held for the account of certain investment funds for which it acts as investment manager. DME Advisors GP, as the general partner of DME Advisors and DME Capital Management, reported shared voting and dispositive power with respect to 2,323,519 of such shares, which are held for certain accounts for which either DME Advisors or DME Capital Management acts as investment manager. David Einhorn, principal of Greenlight, reported shared voting and dispositive power with respect to 11,468,658 shares. This number consists of 4,105,092 shares held for the accounts of certain investment funds for which Greenlight is the general partner; 5,040,047 shares held for an account for which Greenlight Inc. acts as investment manager; 463,930 shares held for the account of an investment fund for which DME Management is general partner; 247,089 shares held for the account of an investment fund for which DME Capital Management acts as investment manager; and 1,612,500 shares held for the account of a managed account for which DME Advisors acts as investment manager. Each of the Greenlight Entities disclaims all such beneficial ownership except to the extent of its pecuniary interest in any shares of the Company's stock.

(2) Information is based on a Schedule 13G/A filed by BlackRock, Inc. ("BlackRock") with the SEC on February 7, 2011, reporting beneficial ownership of the Company's stock as of December 31, 2010. According to this filing, BlackRock beneficially owns, has the sole power to vote and to dispose of or direct the disposition of these 8,160,073 shares.

ELECTION OF DIRECTORS
(Item 1 on Proxy Card)

The Board of Directors of NCR (the "Board") is currently divided into three classes. Directors hold office for staggered terms of three years (or less if they are filling a vacancy) and until their successors are elected and qualified. One of the three classes is elected each year to succeed the directors whose terms are expiring. The terms for the directors in Classes A, B and C of the Board of Directors expire at the annual meetings of stockholders in 2012, 2013, and 2011, respectively.

Proxies solicited by the Board will be voted for the election of the nominee, unless you withhold your vote on your proxy. The Board has no reason to believe that the nominee will be unable to serve. However, if he should become unavailable, the Board may reduce the size of the Board or designate a substitute nominee. If the Board designates a substitute, shares represented by proxies will be voted for the substitute nominee.

The name, age, principal occupation, other business affiliations and certain other information regarding the nominee for election as a director and each director whose term of office continues is below. The age reported of each director is as of the date of filing of this proxy statement.

The Board of Directors recommends that you vote FOR the following nominee for election as a director. Proxies received by the Board will be voted FOR this nominee unless they specify otherwise.

Class C—Current Term Expiring in 2011 and New Term Expiring in 2014:

Richard L. Clemmer, 59, is President and Chief Executive Officer of NXP B.V., a semiconductor company, a position he has held since January 1, 2009. Prior to that, he was a senior advisor to Kohlberg Kravis Roberts & Co., a private equity firm, a position he held from May 2007 to December 2008. He previously served as President and Chief Executive Officer of Agere Systems Inc., an integrated circuits components company that was acquired in 2007 by LSI Logic Corporation, from October 2005 to April 2007. Prior to this position, Mr. Clemmer served as President and Chief Executive Officer of PurchasePro.com, Inc. While Mr. Clemmer was serving as Chief Executive Officer, PurchasePro.com filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code on September 12, 2002, and, with the bankruptcy court's authorization, completed a sale of substantially all of its assets on January 17, 2003. Mr. Clemmer is also a director of Trident Corporation. Mr. Clemmer became a director of NCR on April 23, 2008. During the past 5 years, Mr. Clemmer was a director of i2 Technologies, Inc. In recommending Mr. Clemmer as a nominee for election as a director of the Company, the Committee on Directors and Governance considered his experience in his position at NXP B.V. and his former positions with Kohlberg Kravis Roberts & Co., and Agere Systems Inc. Mr. Clemmer's demonstrated management experience, independence, and financial literacy were also attributes that led the Committee on Directors and Governance to conclude that his skills would fit with the needs of the Board of Directors.

Directors Whose Terms of Office Continue

Class A—Current Terms Expiring in 2012:

William R. Nuti, 47, is NCR's Chairman of the Board, Chief Executive Officer and President. Mr. Nuti became Chairman of the Board on October 1, 2007. Before joining NCR in August 2005, Mr. Nuti served as President and Chief Executive Officer of Symbol Technologies, Inc., an information technology company. Prior to that, he was Chief Operating Officer of Symbol Technologies. Mr. Nuti joined Symbol Technologies in 2002 following a 10 plus year career at Cisco Systems, Inc. where he advanced to the dual role of Senior Vice President of the company's Worldwide Service Provider Operations and U.S. Theater Operations. Prior to his Cisco experience, Mr. Nuti held sales and management positions at International

Business Machines Corporation, Netrix Corporation and Network Equipment Technologies. Mr. Nuti is also a director of Sprint Nextel Corporation, and is a member of its Compensation Committee. Mr. Nuti became a director of NCR on August 7, 2005. In determining that Mr. Nuti should continue serving as a director of the Company, the Committee on Directors and Governance considered his current role as Chief Executive Officer and President of the Company, his experience as a director of another public company, his previous experience as President and Chief Executive Officer of Symbol Technologies, his previous experience as Senior Vice President at Cisco Systems, and the responsibilities associated with these positions. Mr. Nuti's demonstrated management and leadership experience, and global sales and operations experience, were also skills and attributes that led the Committee on Directors and Governance to conclude that his abilities would fit with the needs of the Board of Directors.

Gary J. Daichendt, 59, has been principally occupied as a private investor since June 2005 and has been a managing member of Theory R Properties LLC, a commercial real estate firm, since October 2002. He served as President and Chief Operating Officer of Nortel Networks Corporation, a global supplier of communication equipment, from March 2005 to June 2005. Prior to that and until his retirement in December 2000, Mr. Daichendt served as Executive Vice President, Worldwide Operations for Cisco Systems, Inc. Mr. Daichendt is also Chairman of ShoreTel Inc. Mr. Daichendt became a director of NCR on April 26, 2006. In determining that Mr. Daichendt should continue serving as a director of the Company, the Committee on Directors and Governance considered his previous experience as President and Chief Operating Officer of Nortel Networks Corporation, his previous experience as Executive Vice President, Worldwide Operations, for Cisco Systems, and the responsibilities associated with these positions. Mr. Daichendt's demonstrated management experience, financial literacy and independence were also attributes and skills that led the Committee on Directors and Governance to conclude that his abilities would fit with the needs of the Board of Directors.

Robert P. DeRodes, 60, was Executive Vice President, Global Operations & Technology of First Data Corporation, an electronic commerce and payments company, from October 2008 to July 2010. Prior to this position, Mr. DeRodes served as Executive Vice President and Chief Information Officer for The Home Depot, Inc., a home improvement retailer, from February 2002 to October 2008 and as President and Chief Executive Officer of Delta Technology, Inc. and Chief Information Officer for Delta Air Lines, Inc., from September 1999 until February 2002. Mr. DeRodes became a director of NCR on April 23, 2008. In determining that Mr. DeRodes should continue serving as a director of the Company, the Committee on Directors and Governance considered the scope of his previous experience as Executive Vice President, Global Operations & Technology of First Data Corporation, his previous experience as Executive Vice President and Chief Information Officer for The Home Depot, his previous experience at Delta Technology, Inc. and Delta Air Lines, Inc, and the responsibilities associated with these positions. Mr. DeRodes' demonstrated management experience, information technology experience, understanding of the financial services, retail and transportation industries, and independence led the Committee on Directors and Governance to conclude that his abilities would fit with the needs of the Board of Directors.

Class B—Current Terms Expiring in 2013:

Quincy L. Allen, 50, was Chief Executive Officer of Vertis Inc., a provider of targeted print advertising and direct marketing solutions to retail and consumer services companies, from April 2009 to December 2010. Prior to this position, Mr. Allen was President, Global Business and Strategic Marketing Group, at Xerox Corporation, a document management technology and services company, from January 2009 to April 2009. Prior to assuming this position, Mr. Allen was President, Production Systems Group, at Xerox from December 2004 until January 2009. From 2003 to 2004, he was Senior Vice President at Xerox Business Group Operations, and from 2001 to 2003, he was Senior Vice President, North American Services and Solutions at Xerox. Mr. Allen was also a director of Gateway Inc. from January 2006 to October 2007, when Gateway was merged with and into a wholly-owned subsidiary of Acer Inc. While Mr. Allen was serving as Chief Executive Officer, Vertis Inc. filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code in November 2010. Mr. Allen became a director of NCR on January 28, 2009. In determining Mr. Allen should continue serving as a director of the Company, the Committee on Directors and Governance considered Mr. Allen's experience as Chief Executive Officer of Vertis Inc., his prior experience with Xerox Corporation, and the responsibilities associated with these positions. Mr. Allen's demonstrated management experience, independence, and financial literacy were also attributes and skills that led the Committee on Directors and Governance to conclude that his abilities would fit with the needs of the Board of Directors.

Edward "Pete" Boykin, 72, was Chair of the Board of Directors of Capital TEN Acquisition Corp., a special purpose acquisition company, from October 2007 to May 2008. He served as President and Chief Operating Officer of Computer Sciences Corporation ("CSC"), an information technology services company he joined in 1966, from July 2001 to June 2003. Mr. Boykin is also a director of Teradata Corporation. Mr. Boykin became a director of NCR on June 5, 2002. In determining Mr. Boykin should continue serving as a director of the Company, the Committee on Directors and Governance considered Mr. Boykin's independence, and his previous experience at CSC, a multi-billion dollar international company with complex accounting issues, including among other things, his extensive experience evaluating financial statements in his former position as CSC's President and Chief Operating Officer, his past experience managing major acquisitions at CSC, and his former role on CSC's disclosure committee.

Linda Fayne Levinson, 69, was Chair of the Board of Directors of Connexus Corporation (formerly VendareNetblue), an online marketing company, from July 2006 until May 2010 when it was merged into Epic Advertising. From February 2006 through July 2006, Ms. Levinson was Interim Chief Executive Officer and Chair of Vendare Media, a predecessor company to Connexus. Ms. Levinson was a partner at GRP Partners, a private equity investment fund investing in start-up and early-stage retail and electronic commerce companies, from 1997 to December 2004. Prior to that, she was a partner in Wings Partners, a private equity firm, an executive at American Express running its leisure travel and tour business, and a Partner at McKinsey & Co. Ms. Levinson is also a director of DemandTec, Inc., Jacobs Engineering Group Inc., Ingram Micro Inc., and The Western Union Company. Ms. Levinson became a director of NCR on January 1, 1997 and was appointed the Independent Lead Director of the NCR Board of Directors on October 1, 2007. In determining Ms. Levinson should continue as a director of the Company, the Committee on Directors and Governance considered her long experience as a public company director and a committee chair, starting in 1991, and her present experience as a director of DemandTec, Inc., Jacobs Engineering Group Inc., Ingram Micro Inc. and The Western Union Company, as well as her general management experience at American Express and Vendare Media, her strategic experience at McKinsey & Company and her investment experience at GRP Partners and Wings Partners. Ms. Levinson's extensive management and leadership experience, independence, her in-depth knowledge of corporate governance issues and her diversity of perspective were also skills and attributes that led the Committee on Directors and Governance to conclude that her abilities would fit with the needs of the Board of Directors.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

The Board of Directors oversees the overall performance of the Company on your behalf. Members of the Board stay informed of the Company's business by participating in Board and committee meetings (including regular executive sessions of the Board), by reviewing materials provided to them prior to meetings and otherwise, and through discussions with the Chief Executive Officer and other members of management and staff.

Corporate Governance

NCR's Board of Directors is elected by the stockholders to govern the affairs of the Company. The Board selects the senior management team, which is charged with conducting the Company's business. Having selected the senior management team, the Board acts as an advisor to senior management and monitors its performance. The Board reviews the Company's strategies, financial objectives and operating plans. It also plans for management succession of the Chief Executive Officer, as well as other senior management positions, and oversees the Company's compliance efforts.

To help discharge its responsibilities, the Board of Directors has adopted Corporate Governance Guidelines on significant corporate governance issues, including, among other things, director independence, committee membership and structure, meetings and executive sessions, and director selection, training and retirement. The Corporate Governance Guidelines, as well as the Board's committee charters, are found under "Corporate Governance" on the "About NCR" page of NCR's website at http://www.ncr.com/corpgovernance/guidelines.htm. You also may obtain a written copy of the Corporate Governance Guidelines, or any of the Board's committee charters, by writing to NCR's Corporate Secretary at the address listed on page 16 of this proxy statement.

The Corporate Governance Guidelines reflect, among other things, the belief of the Board of Directors that a substantial majority of its members should be independent, and the Board has established standards to assist it in determining director independence. These standards, which meet, and in some cases exceed, the independence guidelines for directors under the NYSE listing standards are set forth below and are included as Exhibit B to the Corporate Governance Guidelines. Consistent with the Corporate Governance Guidelines, on an annual basis the Board, with input from the Committee on Directors and Governance, determines whether each non-employee Board member is considered independent, taking into account these standards in addition to those other factors it may deem relevant. No director or director nominee may qualify as independent unless the Board affirmatively determines that he or she has no material relationship with the Company (either directly or indirectly) and:

- has not been an employee of the Company or any of its affiliates, or affiliated with the Company, within the past five years;
- has not been affiliated with or an employee of the Company's present or former independent auditors or its affiliates for at least five years after the end of such affiliation or auditing relationship;
- has not for the past five years been a paid advisor, service provider or consultant to the Company or any of its affiliates or to an executive officer of the Company or an employee or owner of a firm that is such a paid advisor, service provider or consultant;
- does not, directly or indirectly, have a material relationship (such as being an executive officer, director, partner, employee or significant stockholder) with a company that has made payments to or received payments from the Company that exceed, in any of the previous three fiscal years, the greater of $1 million or 2% of the other company's consolidated gross revenues;
- is not an executive officer or director of a foundation, university or other non-profit entity receiving significant contributions from the Company, including contributions in the previous three years that, in any single fiscal year, exceeded the greater of $1 million or 2% of such charitable organization's consolidated gross revenues;

- has not been employed by another corporation that has (or had) an executive officer of the Company on its board of directors during the past five years;
- has not received compensation, consulting, advisory or other fees from the Company, other than director compensation and expense reimbursement or compensation for prior service that is not contingent on continued service for the past five years; and
- is not and has not been for the past five years, a member of the immediate family of (i) an officer of the Company, (ii) an individual who receives or has received during any twelve-month period more than $120,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service that is not contingent on continued service, (iii) an individual who, with respect to the Company's independent auditors or their affiliates, is a current partner or a current employee personally working on the Company's audit or was a partner or employee and personally worked on the Company's audit, (iv) an individual who is an executive officer of another corporation that has (or had) an executive officer of the Company on its board of directors, (v) an executive officer of a company that has made payment to, or received payments from, the Company in a fiscal year that exceeded the greater of $1 million or 2% of the other company's consolidated gross revenues, or (vi) any director who is not considered an independent director.

NCR's Board of Directors has determined that all of the Company's non-employee directors and nominees, namely Quincy L. Allen, Edward (Pete) Boykin, Richard L. Clemmer, Gary J. Daichendt, Robert P. DeRodes and Linda Fayne Levinson meet these independence standards.

The Board met fourteen times last year. During 2010, each incumbent member of the Board attended 75% or more of the aggregate of (i) the total number of meetings of the Board (held during the period for which such person has been a director) and (ii) the total number of meetings held by all committees of the Board on which such person served (during the periods that such person served). In addition, while the Company has no formal policy regarding director attendance at its annual meeting of stockholders, NCR's directors are encouraged to attend the Company's annual meetings. All of the directors then in office attended the Company's 2010 annual meeting of stockholders.

Board Leadership Structure and Risk Oversight

As set out in the Corporate Governance Guidelines, the Board does not have a guideline on whether the Chairman and Chief Executive Officer roles should be combined, or whether the role of Chairman should be held by a non-employee director. The Corporate Governance Guidelines instead give the Board the flexibility to select a Chairman as it deems best for the Company from time to time. Under the Corporate Governance Guidelines, if the positions of Chairman and Chief Executive Officer are held by the same person, the Board will select a Lead Director from its independent directors. Additionally, the Board has set out the roles of Chairman /CEO and Lead Director in Exhibit C to the Corporate Governance Guidelines.

Currently the Company's Board of Directors has an integrated leadership structure in which William R. Nuti serves in the combined roles of Chairman and Chief Executive Officer, and Linda Fayne Levinson serves as the Board's Lead Director. The Board believes that this structure promotes greater efficiency through more direct communication of critical information between the Company and the Board. In addition, the Chief Executive Officer's extensive knowledge of the Company uniquely qualifies him, in close consultation with the Lead Director, to both lead the Board in discussing strategic matters and assessing risks, and focus the Board on the issues that are most material to the Company. Combining the roles of Chairman and Chief Executive Officer also has allowed the Company to more effectively develop and communicate a unified vision and strategy to the Company's stockholders, employees and customers.

Consistent with the Corporate Governance Guidelines, the Lead Director has broad authority, as follows. The Lead Director: presides at the executive sessions of the non-management directors and at all Board meetings at which the Chairman is not present; serves as liaison between the Chairman and the independent directors; frequently communicates with the Chief Executive Officer; is authorized to call meetings of the independent directors; obtains Board member and management input and, with the Chief Executive Officer, sets the agenda for the Board; approves meeting schedules to assure there is sufficient time for discussion of all agenda items; works with the Chief Executive Officer to ensure that Board members receive the right information on a timely basis; stays current on major risks and focuses the Board members on such risks; molds a cohesive Board; works with the Committee on Directors and Governance to evaluate Board and Committee performance; facilitates communications among directors; assists in recruiting and retention of new Board members; in conjunction with the Chairman and Committee on Directors and Governance, ensures that committee structure and committee assignments are appropriate and effective; works with the Committee on Directors and Governance to ensure outstanding governance processes; leads discussions regarding CEO performance, personal development and compensation; and, if requested by major stockholders of the Company, is available for consultation and direct communication with such stockholders. Additionally, the leadership and oversight of the Board's other independent directors continues to be strong, and further structural balance is provided by the Company's well-established corporate governance policies and practices, including its Corporate Governance Guidelines. Independent directors account for six out of seven of the Board's members, and make up all of the members of the Board's Compensation and Human Resource Committee, Audit Committee and Committee on Directors and Governance. Additionally, among other things, the Board's non-management directors meet regularly in executive session with only the non-management directors present.

The Board has had several years of successful experience with this leadership structure – in which the roles of Chairman and Chief Executive Officer are combined and an Independent Lead Director is selected – and, taking into account these factors, has determined that this leadership structure is most appropriate and effective for the Company at this time.

The Board's involvement in risk oversight includes receiving regular reports from members of senior management and evaluating areas of material risk to the Company, including operational, financial, legal and regulatory, strategic and reputational risks. The Audit Committee of the Board is responsible for overseeing the assessment of financial risk as well as general risk management programs. In carrying out this responsibility, the Audit Committee regularly evaluates the Company's risk identification, risk management and risk mitigation strategies and practices. In addition, the Audit Committee receives and reviews reports prepared by the Company's Enterprise Risk Management leader on an annual basis. In general, the reports identify, analyze, prioritize and provide the status of major risks to the Company. In addition, the Compensation and Human Resource Committee of the Board regularly considers potential risks related to the Company's compensation programs as discussed below, and the Committee on Directors and Governance also considers risks within the context of its committee charter responsibilities, including legal and regulatory compliance risks. The Audit Committee, Compensation and Human Resource Committee and Committee on Directors and Governance each report at the next meeting of the Board all significant items discussed at each committee meeting, which includes a discussion of items relating to risk oversight. We believe the leadership structure of the Board effectively facilitates risk oversight by the Board as a result of (i) the role of the Board Committees in risk identification and mitigation, (ii) the direct link between management and the Board achieved by having one leader serve as Chairman and Chief Executive Officer, and (iii) the role of our active Independent Lead Director whose duties include ensuring the Board reviews and evaluates major risks to the Company, as well as measures proposed by management to mitigate such risks. These elements work together to ensure an appropriate focus on risk oversight.

Compensation Risk Assessment

The Company has historically maintained a prudent and appropriately risk-balanced approach to its incentive compensation programs to ensure that such programs promote the long-term interests of our stockholders and do not contribute to unnecessary risk-taking, and will continue to do so. The Company, through its Compensation and Human Resource Committee discussed below, regularly engages in a process to evaluate whether its executive and broad-based compensation programs contribute to unnecessary risk-taking and has concluded that the risks arising from these programs are not reasonably likely to have a material adverse effect on the Company. The Committee directly engages its compensation consultant, Frederic W. Cook & Co., Inc. ("FWC"), to assist the Committee in its evaluation. In accordance with the Committee's direction, FWC performs a compensation risk assessment of the Company's executive and broad-based compensation programs and makes an independent report to the Committee. The risk assessment completed by FWC in 2011 concluded that the Company's executive and broad-based compensation programs do not present any area of significant risk, noting that the plans are well-aligned with the Committee's compensation design principles and that individual business units do not pose a significant risk to the overall enterprise given the interdependence of key business units and the management of cross-enterprise risks. Additionally, the Committee noted in its evaluation that the risk associated with the Company's executive and broad-based compensation programs had decreased over the past year due to the addition of a claw back policy in the Company's global sales incentive plan, and that the Company has implemented a claw back policy (referred to as the Compensation Recovery Policy) and stock ownership guidelines for its directors and officers, each of which further supports the risk-balanced approach to incentive compensation.

Committees of the Board

NCR's Board of Directors has four standing committees: the Audit Committee, the Compensation and Human Resource Committee, the Committee on Directors and Governance and the Executive Committee. The Board of Directors has adopted a written charter for each such committee that sets forth the committee's mission, composition, and responsibilities. Each charter can be found under "Corporate Governance" on the "About NCR" page of NCR's website at http://www.ncr.com/about_ncr/corporate_governance/committee_charters.jsp.

The members of each committee as of the end of fiscal 2010 and the number of meetings held in fiscal 2010 are shown below:

Name	Audit Committee	Compensation and Human Resource Committee	Committee on Directors and Governance	Executive Committee
Quincy L. Allen	X			
Edward (Pete) Boykin	X*		X	X
Richard L. Clemmer	X			
Gary J. Daichendt		X	X*	X
Robert P. DeRodes		X		
Linda Fayne Levinson		X*	X	X
William R. Nuti				X*
Number of meetings in 2010	8	8	5	0

*Chair

Audit Committee: The Audit Committee is the principal agent of the Board of Directors in overseeing: (i) the quality and integrity of the Company's financial statements; (ii) the assessment of financial risk and risk management programs; (iii) the independence, qualifications, and performance of the Company's independent registered public accounting firm; (iv) the performance of the Company's internal auditors; and (v) the integrity and adequacy of internal controls and the quality and adequacy of disclosures to stockholders. The committee also:

- selects, evaluates, sets compensation for and where appropriate, replaces the Company's independent registered public accounting firm;
- pre-approves all audit and non-audit services to be performed by the Company's independent registered public accounting firm;
- reviews and discusses with the Company's independent registered public accounting firm its services and quality control procedures and the Company's critical accounting policies and practices;
- regularly reviews the scope and results of audits performed by the Company's independent registered public accounting firm and internal auditors;
- prepares the report required by the SEC to be included in the Company's annual proxy statement;
- meets with management to review the adequacy of the Company's internal control framework and its financial, accounting, reporting and disclosure control processes;
- reviews the Company's periodic SEC filings and quarterly earnings releases;
- reviews and discusses with the Company's Chief Executive Officer and Chief Financial Officer the procedures they followed to complete their certifications in connection with NCR's periodic filings with the SEC; and
- discusses management's plans with respect to the Company's major financial risk exposures.

Each member of the Audit Committee is independent and financially literate as determined by the Board under applicable SEC and NYSE standards. In addition, the Board has determined that Messrs. Boykin, Allen and Clemmer are each an "audit committee financial expert," as defined under SEC regulations. No member of the committee may receive any compensation, consulting, advisory or other fee from the Company, other than Board compensation described below under the caption "Director Compensation," as determined in accordance with applicable SEC and NYSE rules. Members serving on the Audit Committee are limited to serving on no more than two other audit committees of boards of directors of public companies, unless the Board of Directors evaluates and determines that these other commitments would not impair the member's effective service to the Company.

Compensation and Human Resource Committee: This committee provides general oversight of the Company's management compensation philosophy and practices, benefit programs and strategic workforce initiatives and oversees the Company's leadership development plans. In doing so, it reviews and approves the Company's total compensation goals, objectives and programs covering executive officers and key management employees as well as the competitiveness of NCR's total executive officer compensation practices. The committee also:

- evaluates and reviews the performance levels of the Company's executive officers and determines base salaries, equity awards, incentive awards and other compensation for such officers;
- discusses its evaluation of, and determination of compensation to, the Chief Executive Officer at executive sessions of the Board of Directors;
- reviews and recommends to the Board of Directors for approval, the Company's executive compensation plans;
- reviews and approves employment, severance, change-in-control and similar agreements and arrangements for the Company's executive officers;

- reviews management's proposals to make significant organizational changes or significant changes to existing executive officer compensation plans; and
- oversees the Company's plans for management succession and development.

This committee may delegate its authority to the Company's Chief Executive Officer to make equity awards to individuals other than executive officers in limited instances.

This committee is authorized to and has directly engaged its compensation consultant, Frederic W. Cook & Co., Inc., to review the Company's long-term incentive program, the Management Incentive Plan and other key programs related to the compensation of executive officers. In 2010, the committee directed its consultant to: provide a competitive assessment of our executive compensation programs relative to our compensation philosophy: review our compensation peer group companies: provide expert advice regarding compensation matters for our executive officers, including our Chief Executive Officer; provide information about competitive market rates; assist in the design of the variable incentive plans and the establishment of performance goals; assist in the design of other compensation programs and perquisites; assist with Section 162(m) and Section 409A compliance, disclosure matters, and other technical matters; and conduct a risk assessment of the Company's compensation programs and be readily available for consultation with this committee and its members regarding such matters.

The Board of Directors has determined that each member of the committee is independent.

Committee on Directors and Governance: This committee is responsible for reviewing the Board's corporate governance practices and procedures, including the review and approval of each related party transaction under the Company's Related Person Transaction Policy (unless the committee determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board of Directors), and the Company's ethics and compliance program, and:

- establishes procedures for evaluating the performance of the Board of Directors and oversees such evaluation;
- reviews and makes recommendations to the Board concerning director compensation; and
- reviews the composition of the Board of Directors and the qualifications of persons identified as prospective directors, recommends the candidates to be nominated for election as directors, and, in the event of a vacancy on the Board, recommends any successors.

This committee is authorized to engage consultants to review the Company's director compensation program. In 2010, the committee engaged Semler Brossy Consulting Group, LLC to conduct market studies, review publicly available market data to assess compensation levels and structure for non-employee directors of the Company, including Board and committee retainers, meeting fees, committee chair fees, lead director compensation, and annual equity grants.

The Board of Directors has determined that each member of the Committee on Directors and Governance is independent.

Executive Committee: This committee has the authority to exercise all powers of the full Board of Directors, except those prohibited by applicable law, such as amending the Bylaws or approving a merger that requires stockholder approval. This committee meets between regular Board meetings if urgent action is required.

Selection of Nominees for Directors

The Committee on Directors and Governance and our other directors are responsible for recommending nominees for membership to the Board and the director selection process is described in detail in the Board's

Corporate Governance Guidelines. In determining candidates for nomination, the Committee on Directors and Governance will seek the input of the Chairman of the Board and the Chief Executive Officer, and, in the event the positions of Chairman of the Board and Chief Executive Officer are held by the same person, the Independent Lead Director, and will consider individuals recommended for Board membership by the Company's stockholders in accordance with the Company's Bylaws and applicable law.

The Board's Corporate Governance Guidelines include director qualification guidelines for directors standing for re-election and new candidates for membership on the Board. All candidates are evaluated by the Committee on Directors and Governance using these qualification guidelines. In accordance with the guidelines, as part of the selection process, the committee examines candidates' business skills and experience (including financial literacy), independence, demonstrated leadership, personal integrity, judgment, and ability to devote the appropriate amount of time and energy to serving the best interests of stockholders. The committee also considers those other factors it may deem relevant, including the needs of the Board and other attributes of the candidate. In addition, although there is no specific policy on considering diversity, the Board and the Committee on Directors and Governance believe that Board membership should reflect diversity in its broadest sense, including persons diverse in geography, gender, ethnicity, experience, functional background and professional experience. The Board and the Committee on Directors and Governance are committed to finding proven leaders who are qualified to serve as NCR directors.

From time to time, the committee may engage outside search firms to assist it in identifying and contacting qualified candidates. The Committee on Directors and Governance did not engage a search firm to identify qualified candidates for the Board of Directors during 2010 or 2009. In 2008, the Committee on Directors and Governance engaged Egon Zehnder International to assist in identifying qualified candidates for open Class A, Class B and Class C Director positions. The committee selected Messrs. Quincy Allen, Robert DeRodes, and Richard Clemmer, each of whom was recommended by Egon Zehnder International, for these open positions.

Stockholders wishing to recommend individuals for consideration as directors should contact the Committee on Directors and Governance by writing to the Company's Corporate Secretary at NCR Corporation, 3097 Satellite Boulevard, Duluth, Georgia 30096. Recommendations by stockholders that are made in this manner will be evaluated in the same manner as other candidates. Stockholders who want to nominate directors for election at NCR's next annual meeting of stockholders must follow the procedures described in the Company's Bylaws, which are available under "Corporate Governance" on the "About NCR" page of NCR's website at http://www.ncr.com/about_ncr/corporate_governance/incorporation_and_bylaws.jsp. See "Procedures for Stockholder Proposals and Nominations" on page 96 of this proxy statement for further details regarding how to nominate directors.

The director nominated by the Board of Directors for election at the 2011 Annual Meeting was recommended by the Committee on Directors and Governance for election at the Annual Meeting. This candidate for election is currently serving as a director of the Company and has been determined by the Board to be independent.

Communications with Directors

Stockholders or interested parties wishing to communicate directly with NCR's Board of Directors, any individual director, the Chairman of the Board, or NCR's non-management or independent directors as a group are welcome to do so by writing NCR's Corporate Secretary at 3097 Satellite Boulevard, Duluth, Georgia 30096. The Corporate Secretary will forward appropriate communications. Any matters reported by stockholders relating to NCR's accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee as appropriate. Anonymous and/or confidential communications with the Board of Directors may also be made by writing to this address. For more information on how to contact NCR's Board, please see the Company's Corporate Governance website at http://www.ncr.com/corpgovernance/corpgov_contact.htm.

Code of Conduct

The Company has a Code of Conduct that sets the standard for ethics and compliance for all of its employees. NCR's Code of Conduct is available on the Company's Corporate Governance website at http://www.ncr.com/about_ncr/ corporate_governance/code_of_conduct.jsp. To receive a copy of the Code of Conduct, please send a written request to the Corporate Secretary at the address provided above.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934, the Company is required to report in this proxy statement any failure to file or late filing occurring during the fiscal year ended December 31, 2010. Based solely on a review of filings furnished to the Company and other information from reporting persons, the Company believes that all of these filing requirements were satisfied by its directors, officers, and 10% beneficial owners, with two exceptions as follows. Due to an administrative error, one late filing was effected for Linda Fayne Levinson with respect to a stock award for 122 shares granted to Ms. Levinson in February 2010 in connection with her appointment as Chair of the Compensation and Human Resource Committee due to the resignation of its previous Chair. In addition, due to an administrative error, one late filing was effected for Robert Fishman with respect to a restricted stock unit award representing 7,857 common shares granted to Mr. Fishman in October 2009.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

In this *Compensation Discussion and Analysis*, we provide an overview of the Company's executive compensation program, including a discussion of the compensation philosophy of the Compensation and Human Resource Committee of our Board of Directors (the "Committee"). We also review the material elements of the compensation opportunity offered to our Named Executive Officers (defined below) for the 2010 performance year, review decisions made by the Committee in the context of our compensation philosophy, summarize Company performance achieved in 2010 against critical objectives, analyze compensation earned by our executives relative to performance achieved, and finally, describe the key actions taken in 2011 with respect to compensation of our executives.

For a more detailed description of the Committee's authority, duties and responsibilities, refer to the Compensation and Human Resource Committee charter which is located on the Corporate Governance section of the Company's website at www.ncr.com.

Named Executive Officers

Our named executive officers (the "Named Executive Officers" or "NEOs") discussed in this *Compensation Discussion and Analysis* and the related compensation tables are the following executive officers of the Company:

Name	Executive Leadership Role
William R. Nuti	Chairman of the Board, Chief Executive Officer and President
Robert P. Fishman	Senior Vice President and Chief Financial Officer
John G. Bruno	Executive Vice President, Industry Solutions Group
Peter A. Leav	Senior Vice President, Global Sales
Peter A. Dorsman	Senior Vice President, Global Operations

The Committee retains the sole authority to make all compensation-related decisions for the Company's executive officers (commonly referred to in this *Compensation Discussion and Analysis* as "executives"), including our Named Executive Officers.

Executive Summary

2010 Financial Highlights. After a challenging 2009, and despite the continuing global economic uncertainty, the Company was able to achieve above-plan financial results and complete key operational milestones summarized as follows:

- Revenue increased to $4.8 billion for 2010, representing a growth of 5% over 2009.
- Non-Pension Operating Income (NPOI) increased to $332.7 million for 2010, representing a 17% increase over 2009 and exceeding analyst expectations in each quarter in 2010.
- NCR's stock price was up 38% over 2009 (based on the year-over-year closing price on December 31).

Highlights of Committee Actions in 2010. In addition to carrying out the normal authority, duties and responsibilities outlined in the charter, the Committee addressed the following key matters during the 2010 fiscal year:

- Approved the 2010 Annual Incentive Plan and Annual Long-Term Incentive Plan performance objectives consistent with aggressive, but achievable operating performance goals for the management team for 2010.
- Certified that the 2009 Performance-Based Restricted Stock Unit awards would not vest because the discretionary performance objective for the 2009 Annual Long-Term Incentive Plan did not achieve the threshold level of performance (0% payout).
- Approved special Chairman's Recognition & Retention awards in 2010 for certain executives, including our Named Executive Officers, to retain key contributors to the Company and reward the exceptional performance of individuals, who despite their significant efforts to help the Company achieve results, did not receive either a cash bonus or long-term incentive award payout for the 2009 performance year. NCR did not pay a bonus for the 2009 fiscal year to any Named Executive Officer with the exception of Peter Dorsman, who received a discretionary bonus to recognize his efforts associated with the build-out of two new manufacturing plants during the year. Our Chairman, CEO and President, Bill Nuti, had proactively requested, and the Committee agreed, to cancel his bonus in February 2009 regardless of Company performance during the 2009 fiscal year.
- Approved an amendment to the Change-In-Control Severance Plan to eliminate tax-gross ups for new participants in the plan, which was subsequently recommended to and approved by the Board of Directors.
- Conducted a compensation-risk assessment of the Company's executive and broad-based compensation programs, determining that such programs do not present any area of significant risk and that the level of risk of such programs decreased in 2010 due to the changes in the Company's plans.

Pay-for-Performance Assessment. Given our compensation philosophy and framework, supporting pay practices and principles, and our incentive plan designs where a substantial portion of compensation for our executives is both performance-based and "at-risk" of forfeiture each year contingent on the management team meeting and exceeding their annual and long-term financial plan objectives, we believe our compensation programs create tremendous commonality of interest between our executive team and stockholders for driving sustainable, long-term value creation and stock price appreciation.

Our self-assessment of the pay-for-performance aspects of our compensation programs for the executive team is best demonstrated with the following highlights:

- We constantly monitor and take actions to adopt best-practices, and also eliminate/prohibit poor pay practices that are inappropriate for the Company or in conflict with our pay-for-performance culture (see tables on page 22)
- Our compensation philosophy dictates that a substantial portion of our compensation is performance-based. For 2010, 48% of the CEO's pay was performance based and 46% (on average) of the other NEOs' pay was performance based (see also the "Performance Compensation Mix" narrative on page 36).
- A substantial portion of our executive compensation remains "at risk" of forfeiture each year contingent on the management team meeting and exceeding their annual and long-term financial plan objectives. This was demonstrated in 2009 when all bonus payouts were cancelled based on below-target results in a challenging economic environment (as outlined above). Additionally, both the 2008 and 2009 Performance-Based Restricted Stock Units granted as part of the Annual LTI Awards in those respective years were cancelled for not meeting the minimum NPOICC (as defined below) objectives established for these awards (see the narrative on page 34 under "Update on Prior-Year Performance Based Restricted Stock Unit Awards").

- While we strive to offer fully-competitive "target" pay opportunities for each executive to recognize the experience, industry expertise and leadership each of them brings to the Company (as outlined in the table on page 25), the actual pay received or "realized" by each executive is highly dependent on the ability of the management team to achieve above-plan financial results and meet key operational milestones over an extended period of time or their actual pay received can be substantially above or below market. This is demonstrated more clearly in the "Pay-for-Performance Assessment" section below (see the narrative on page 37 under "Granted Value vs. Realized Value") where the correlation between the actual pay received by the CEO versus the target pay opportunity granted for years 2008, 2009 and 2010 is compared to both Company performance and total shareholder return ("TSR") versus our peer group each year. This analysis validates the strong pay-for-performance aspect of our executive compensation programs.

Executive Compensation Philosophy and Framework

Executive Compensation Philosophy. NCR has an innovative and highly performance-based approach to compensation. Rewarding for results is how we enable a pay-for-performance culture, which is the primary objective of our compensation philosophy. Our compensation programs are designed to significantly reward executives for achieving and exceeding our strategic business and financial goals. Where applicable, and under very careful inspection, we also take into account areas that impact stockholder performance which are not under the direct control of our executive team (for example, macro discount rate impact on pension). That said, our compensation programs are specifically designed to financially penalize executives when we fail to achieve our strategic goals and/or fail to deliver results. Our compensation programs are also designed to reward performance at or above market median based on actual results.

In addition to enabling a pay-for-performance culture, our executive compensation programs focus on three key objectives:

(1) *Attract, Retain and Motivate High-Quality Talent*;

(2) *Establish a Common Interest between our Executives and Stockholders*; and

(3) *Adopt Competitive, Best-Practice Compensation Programs Appropriate for the Company.*

These objectives and supporting principles establish a compensation framework the Committee uses to evaluate and develop our compensation programs, and the individual pay decisions for our executives.

Key Compensation Objective	Compensation Framework/Supporting Principles
Attract, Retain and Motivate High-Quality Talent	• Provide a competitive pay opportunity where compensation is generally targeted at the market median of our peer group • Provide actual target compensation that is fully-competitive to attract the right experience and quality of talent in key leadership roles to best achieve our strategic objectives • Offer performance-based compensation programs designed to reward executives with payouts that are differentiated as a result of both Company and individual results • Require multi-year vesting schedules as a condition to receiving payouts on long-term incentive awards to encourage retention of our executives over vesting periods
Establish a Common Interest between our Executives and Stockholders	• Design incentive compensation plans to ensure a strong correlation between an executive's total compensation earned, and the long-term operating performance of the Company • Establish a pay-mix where a significant portion of pay is "at risk" where realized payouts are dependent upon both the Company and the individual executive performing at or above established goals • Design short-term and long-term incentive plans that are primarily "performance-based" to drive the successful attainment of both individual executive and Company-level objectives • Establish long-term incentive plans that are primarily delivered in the form of equity to align the interests of our executives with our stockholders
Adopt Competitive, Best-Practice Compensation Programs appropriate for the Company	• Evaluate trends and best practices to remain competitive within our peer group and general industry • Adopt compensation practices that are consistent with our objective to enable a pay-for-performance culture • Monitor executive stock ownership and establish policies that balance both share retention and financial flexibility for executives • Design executive compensation programs to discourage unnecessary risk taking • Generally design programs that maximize tax-deductibility where possible and in the best interests of our stockholders

Review of Competitive and Appropriate Pay Practices. The Committee regularly evaluates our compensation programs to ensure they are consistent with the short-term and long-term goals of both the Company and our stockholders given the dynamic nature of our business and the market where we compete for talent. Following is a summary of our current pay practices and also the eliminated/prohibited pay practices that were approved by the Committee and put in place by the Company:

Current/Best Pay Practices	Eliminated/Prohibited Pay Practices
• Pay-for-Performance program designs where a significant portion of compensation remains at-risk based on Company performance and is also equity-based to create alignment between executives and stockholders • A compensation recovery policy applicable to all executives who receive long-term incentive compensation (in addition to our executives) in the event of a financial restatement • Executive stock ownership guidelines that encourage our executives to accumulate a substantial stake in the common stock of our Company	• Eliminated the excise tax gross-ups for new participants in the Company's Change-in-Control Severance Policy • Prohibited tax gross-ups on any perquisites other than standard relocation benefits • "Froze" all non-qualified pension/retirement benefits and no special pension arrangements are offered to any new hires (prior service credits are also prohibited), including our executives

Role of Compensation Consultant and Chief Executive Officer. The Committee considers recommendations from its independent compensation consultant, Frederic W. Cook & Co., Inc. ("FWC"), as well as Mr. Nuti, our Chairman of the Board, Chief Executive Officer and President (whom we refer to as our "CEO") in making executive compensation decisions.

Role of Compensation Consultant. The Committee engaged FWC as its compensation consultant. FWC is independent of the Company's management, reports directly to the Committee, and has no economic relationships with the Company other than its role advising the Committee. FWC provided the following advisory services to the Committee during 2010:

- Provided a competitive assessment of our executive compensation programs relative to our compensation philosophy;
- Reviewed our compensation peer group companies for 2010;
- Provided the Committee expert advice regarding compensation matters for our executives, including the CEO;
- Provided information about competitive market rates, compensation trends and best practices;
- Assisted in the design of the variable incentive plans and the establishment of performance goals, and the design of other compensation programs and perquisites; and
- Assisted with Section 162(m) and Section 409A compliance, disclosure and other technical matters.

FWC also provides the Committee with a thorough analysis of the CEO's pay profile, both historically and in comparison to the Company's peer group. The Committee uses this analysis in conjunction with tally sheets to evaluate the CEO's compensation. The CEO is never present during these discussions and is not provided a copy of FWC's report.

Role of Chief Executive Officer. Our CEO attends each Committee meeting and participates in the general discussion at those meetings. The CEO also presents recommendations to the Committee on specific compensation actions for executives, other than for himself, which include:

- Recommendations on compensation packages and benefits for new and existing executives for Committee approval;
- Assessment of performance for key executive talent as it relates to their development needs, their compensation and also as it relates to the long-term succession planning for the Company;
- Recommendations on financial performance metrics to be used to determine short-term and long-term incentive compensation for all executives; and
- Recommendations on the review and design of our various executive compensation programs.

Although our CEO provides written input regarding his performance by establishing annual objectives at the beginning of the year in conjunction with the Committee and the Board and providing the Committee and the Board a self-evaluation at the end of the year, neither he nor any member of management makes any recommendation to the Committee regarding his compensation.

External Analysis—Peer Group Analysis and Market Surveys. We use several methods to examine the various elements of our executive compensation program to determine the competitive market and understand current compensation practices. In general, the Committee considers the median of the peer group data described below when establishing base salary, annual incentive and long-term incentive opportunities. However, the Committee retains the flexibility to make adjustments in order to respond to market conditions, promotions, individual performance and internal equity. The Committee also considers key business decisions that can impact compensation. As an example, in 2007, NCR completed a spin-off of a division of the Company into its own independent, publicly-held company now known as Teradata Corporation. Teradata, once a line-of-business within NCR, has a market capitalization of approximately $7.0 billion and sales of approximately $1.8 billion. Many of the executives at NCR in 2007, including our CEO, were running a company that was significantly larger and therefore compared to a peer group of larger companies than our current peer group. Penalizing these executives for making a good decision on behalf of stockholders is not our intent, but managing compensation to be consistent with our current peer group is our goal. The Committee also reviews broad-based survey data for the positions below the CEO level where proxy data may not be available.

Compensation Peer Group. FWC generally leads the effort to develop and present peer group data used by the Committee. FWC's typical independent analysis includes an examination of the cash and equity elements of compensation for the five most highly compensated executives in each peer company and a comparison of the Company's similarly ranked Named Executive Officers to the lower, median and upper quartiles of the entire group. The analysis also includes comprehensive modeling of long-term incentive costs and resulting levels of stockholder value transfer and dilution, which the Committee considers when developing the aggregate annual budget for equity compensation awards.

The unique combination of industries represented by our core business creates challenges in identifying comparable companies for executive compensation benchmarking. We select our peer group by examining other companies in terms of industry, size and recruiting by looking at companies in our GICS (Global Industry Classification Standard) industry group that are of reasonably similar size based on annual revenue, market capitalization, operating income and number of employees. In addition, we look at variances to these metrics based on unique circumstances (for example, the impact of pension income and/or expense). We also consider other companies outside our GICS industry group with which we compete for talent.

We review our peer group at least once per year to ensure it continues to reflect the parameters originally outlined. There were no changes to our compensation peer group for 2010, which consisted of the companies listed below:

Compensation Peer Group Companies for 2010		
Agilent Technologies, Inc.	Commscope, Inc	Diebold, Incorporated
DST Systems, Inc.	EMC Corporation	Fiserv, Inc.
Harris Corporation	Imation Corp.	Juniper Networks, Inc.
Lexmark International, Inc.	Logitech International SA	NetApp, Inc.
Pitney Bowes Inc.	SanDisk Corporation	Seagate Technology
Symantec Corporation	Tellabs, Inc.	Western Digital Corporation

Broad-Based Market Surveys. Management generally prepares an analysis for the Committee that compares the compensation of our executives against that of similar roles found in broad-based publicly available executive compensation market surveys so that the Committee can understand current market trends and practices. In 2010, management used multiple surveys as described in the table below for this analysis including surveys concentrated on companies in both general and high-tech industries, which included the Company's competitors and non-competitors. The broad-based surveys are global in nature which enables us to obtain salary structure market data in numerous countries under a consistent methodology to understand market trends and practices.

Broad-Based Market Survey Provider	Participating Company Revenue	Number of Participating Companies	Survey Group	
			General Industry	High-Tech Industry
Towers Watson Compensation Data Base (CDB) – High-Tech Executive Database	$3.0B to $10.0B	101		X
Hewitt Total Compensation Management – Executive Survey	$ 3.0B to $7.0B	523	X	
Radford – Global Technology Survey	$ 3.0B to $7.0B	932		X

Compensation Benchmarking and Competitive Assessment. FWC prepared a comprehensive analysis and assessment of the competitive position of the compensation for our executives relative to our peer group companies (and broad-based market survey data when appropriate) which is summarized as follows:

Name	2010 Compensation Benchmark		Competitive Position of "Target" Compensation	Rationale for Current Competitive Position
	Peer Group Proxy Data	General Survey Data		
William Nuti	Chief Executive Officer (100%)	Chief Executive Officer (0%)	At/Above 75th Percentile	Aligned with incumbent's experience/success leading a $5.0B to $10.0B enterprise and the Board's determination to retain a CEO with the capability of leading a much larger company.
Robert Fishman	Chief Financial Officer (100%)	Chief Financial Officer (0%)	Below Median	New to role. Multi-year plan developed to align with market median based on performance.
John Bruno	2nd Highest Paid (50%)	Chief Operating Officer (50%)	Between Median and 75th percentile	Aligned with incumbent's vision/leadership delivering innovative product solutions.
Peter Leav	3rd Highest Paid (50%)	Top Sales Role (50%)	At Median	Aligned for achieving "expected" results, with significant upside for exceeding our global sales goals.
Peter Dorsman	5th Highest Paid (50%)	Top Manufacturing Role (50%)	Between Median and 75th percentile	Aligned with incumbent's vision/ extensive experience delivering market-leading production costs.

Internal Analysis—Tally Sheets and Internal Equity. In addition to reviewing the market data described above, the Committee also reviews various internal analyses described below.

Tally Sheets. At each regular Committee meeting, the Committee reviews tally sheets prepared by management when considering compensation changes for our executives. To provide a snapshot of the total compensation opportunity provided to each executive, our tally sheets are used by the Committee to review the degree to which current, historic and projected compensation, including unvested equity awards and separation benefits, support the Company's retention objectives. The Committee uses the data in the tally sheets to gauge actual and projected wealth accumulation levels. The tally sheets are also used to compare year-over-year compensation as part of the process of setting compensation for the next year.

Internal Equity. In addition to the tally sheets, management prepares an overview of each executive's base salary, annual incentive targets, and long-term incentive awards in comparison to internal peers. To maintain fairness throughout the executive ranks, we strive to ensure a level of consistency in compensation with differences based on the degree of judgment and strategic nature of the role of the executive, as well as each executive's individual performance.

We regularly analyze the relationship between our CEO's compensation to the compensation of our other Named Executive Officers. The relationship of our CEO's actual compensation to the next highest-paid Named Executive Officer, John Bruno, is summarized as follows:

Relationship of CEO Pay to the Next Highest Paid Named Executive Officer		
Compensation Elements	**2009**	**2010**
Base Salary	1.3 times	1.3 times
Cash Compensation(1)	1.3 times	1.6 times
Cash Compensation + Equity(2)	3.0 times	2.0 times

(1) Represents base salary and annual cash incentive awards paid for the performance year.
(2) Equity represents the grant date fair value of all awards granted during the performance year.

Our CEO is compensated at higher Cash Compensation and equity levels than the other Named Executive Officers to reflect his additional role as Chairman, overall leadership responsibility, the market rate of compensation for CEO talent, the strategic nature of his position as the senior executive leading the organization, the extent and scope of his responsibilities, his performance and the judgment that he brings to his position. However, in 2010 the Committee positioned Mr. Bruno's total compensation opportunity to reflect the increased responsibilities of his role and as a result the variation between Mr. Nuti and Mr. Bruno's pay narrowed in 2010.

Overview of Compensation Elements

The table below summarizes the material elements of our current compensation and benefit programs, our compensation policies provided during 2010, and how each element supports the Company's executive compensation philosophy:

Compensation Element	Program Description	Link to Compensation Philosophy
Annual Base Salary	• Fixed Compensation	• Provide competitive pay opportunity

Annual Incentive Plan	• Management Incentive Plan (MIP): Short-term incentive plan that provides annual cash payouts between 0% and 200% of each executives bonus target based on performance against objectives
	• MIP Performance Metric: Plan payout of 1.5% and .75% of earnings before income taxes for the CEO and other NEOs, respectively
	  • 2010 Discretionary Objective: Payout earned between 25% and 200% of the target bonus for each NEO based on the achievement of Non-Pension Operating Income after Capital Charge (NPOICC) above "threshold"
	  • Customer Success Plan: 10% bonus target where the payout is "make or miss" (0% or 100%) linked to Customer Success results
		• Provide competitive pay opportunity
		• Offer short-term, performance-based incentive plan where payout is "at risk"
		• Enable pay-for-performance culture by providing motivation for executives to achieve annual performance objectives

Annual Long-Term Incentive Plan	• Performance-Based Restricted Stock Unit Award (75%): Performance stock units that will vest on December 31, 2012, with a payout between 0% and 150% of the target award based on Company performance against objectives • LTI Performance Metric: 20% Return on Capital • 2010 Discretionary Objective: Vesting earned between 25% and 150% of the target award based on the achievement of Non-Pension Operating Income after Capital Charge (NPOICC) above "threshold" • Stock Option Award (25%): Option exercise price is set at fair market value on the grant date, vests evenly over four years, with a 10-year term	• Provide competitive pay opportunity • Offer long-term, performance-based incentive opportunities where a substantial portion of the payout is "at risk" based on performance results • Offer equity-based compensation to establish a link to stockholders • Enable pay-for-performance culture

Compensation Element	Program Description	Link to Compensation Philosophy
Ad Hoc Long-Term Incentive Awards (for new hire/promotion and retention awards)	• Performance-Based Restricted Stock Unit Award (75%): Performance stock units that will vest on the three-year anniversary of the grant date, where the payout is "make or miss" (0% or 100%) based on achievement of a threshold NPOI objective • Stock Option Award (25%): Option exercise price is set at fair market value on the grant date, vests evenly over four years, with a ten-year term; *or,* • Time-base Restricted Stock Unit Award: Vesting between one and four years from the grant date	• Provide competitive pay opportunity • Offer long-term, performance-based incentive plan where payout is "at risk" • Offer equity-based compensation to establish a link to stockholders • Enable pay-for-performance culture
Benefits and Perquisites	• Retirement Benefit Plans • Executive Medical Exam Program • Financial Counseling Program • Change-in-Control (CIC) Severance Plan • Severance Benefits (non-CIC separations) • *Productivity and Safety Perquisites*: Limited Aircraft Usage, Security Expenses, and occasional Lodging/Meal Expenses for business productivity	• Provide competitive programs appropriate for the Company (see Executive Perquisites on page 37) • Provide programs and benefits consistent with best-practices where appropriate for the Company
Compensation Policies	• Compensation Recovery Policy • Executive Stock Ownership Guidelines	• Provide appropriate competitive programs, consistent with best-practices • Discourage excessive risk-taking • Monitor executive stock ownership to maintain alignment with stockholders

The elements of the executive compensation program have been designed to achieve both short-term and long-term Company performance objectives. All elements are considered when making compensation decisions since each element impacts the others. In determining the appropriate mix of compensation elements, we strive to balance the focus on short-term and long-term goals, while maximizing the use of performance-based compensation elements. The use of variable pay (programs where pay is "at risk") establishes commonality of interest between our executives and our stockholders.

Analysis of 2010 Compensation Decisions

Annual Base Salary

We strive to set base salaries at a level competitive with our peer group. By doing so, we are able to attract and retain top quality executive talent and ensure that our overall fixed costs are kept at a reasonable level. The Committee reviewed and approved the following base salary actions during 2010:

Named Executive Officer	Base Salary on January 1, 2010	Base Salary Increase%	Salary Action Effective Date	New Base Salary	Rationale for Base Salary Action
William Nuti	$1,000,000	0.0%	August 8, 2005	$1,000,000	No change – competitive
Robert Fishman	$240,000	+66.67%	March 14, 2010	$400,000	Increase for promotion to CFO and SVP role
John Bruno	$750,000	0.0%	November 29, 2008	$750,000	No change – competitive
Peter Leav	$450,000	+5.6%	February 23, 2010	$475,000	Merit increase based on individual performance
Peter Dorsman	$380,000	+6.6%	February 23, 2010	$405,000	Merit increase based on individual performance

Annual Incentive Plan

We provide annual cash incentives to motivate our executives to achieve specific short-term performance objectives. Our short-term incentive plan ensures that a significant portion of each executive officer's Cash Compensation is "at risk" and payable only if the Company's discretionary performance measures and each executive's individual performance objectives are achieved.

Management Incentive Plan (MIP) Description. The "Management Incentive Plan" (or "MIP"), which was approved by our stockholders in 2006 for the purpose of complying with Section 162(m) of the Internal Revenue Code (the "Code"), provides an annual cash incentive award opportunity for each participating Named Executive Officer under the Management Incentive Plan equal to 1.5 percent and 0.75 percent of the Company's earnings before income taxes for Mr. Nuti and each of the other Named Executive Officers, respectively. This measure, earnings before income taxes (or "EBIT"), was used to ensure that bonuses are determined as a percentage of controllable profit, and consequently, we exclude income taxes to ensure that profit is defined based on operating results that the participating Named Executive Officers can directly influence. The award amount was set at a level sufficient to ensure reasonable payout levels under all expected future scenarios, taking into consideration possible changes in the level of earnings before income taxes that might result from operational performance, as well as merger and acquisition and related activities.

Targets for participation in our annual incentive program were established based on peer group data and positioning within the senior leadership team. The annual cash incentive award opportunity for each of our Named Executive Officers for the 2010 performance year is summarized as follows:

Named Executive Officer	MIP Bonus Target (as % of base salary)	Customer Success Target (as % of base salary)	Total 2010 Bonus Target	Total Bonus Payout Range(1)
William Nuti(2)	140%	10%	150%	0% to 290%
Robert Fishman	100%	10%	110%	0% to 210%
John Bruno	100%	10%	110%	0% to 210%
Peter Leav	75%	10%	85%	0% to 160%
Peter Dorsman	75%	10%	85%	0% to 160%

(1) The total bonus payout range cannot exceed 1.5% of EBIT for the CEO and 0.75% of EBIT for the other NEOs as provided under the MIP.

(2) The Committee determined to increase the target award based on core financial metrics for Mr. Nuti from 125% to 140%. Thus, Mr. Nuti's overall target award increased from 125% to 150% to better align with the desired competitive position for Mr. Nuti's target cash compensation.

2010 Management Incentive Plan Objectives. Consistent with Section 162(m) of the Code, the Committee retains the discretion to reduce the annual cash incentive award for Named Executive Officers to an amount that would be less than 1.5 percent or 0.75 percent, as applicable, of the Company's earnings before income taxes. In considering whether to exercise this discretion, the Committee considers, among other things, the extent to which our Named Executive Officers achieved certain pre-established objectives, which we refer to as "Management Incentive Plan Objectives." The 2010 Management Incentive Plan Objectives were tied to (i) core financial objectives, (ii) individual management objectives, and (iii) customer success results.

Core Financial Objective. Each participating Named Executive Officer was assigned a core financial performance objective based on corporate non-pension operating income after capital charge ("NPOICC"). We used NPOICC as a measure because it (i) reflects our highest business imperative – driving growth in profit by increasing revenue and controlling operating costs, (ii) is balanced with driving a strong focus on asset utilization, working capital and cash flow, (iii) is simple to calculate and easily understood by both employees and stockholders, (iv) is a measure that we can track throughout the year, and (v) is a critical measure investors use to gauge our execution of annual operations.

NPOICC is our operating income as reported under generally accepted accounting principles, but without taking into consideration the impact of pension income or expense for the year. We exclude the impact of pension income or expense when calculating our operating income because such impact is better considered over several years and does not directly relate to an executive officer's performance or the Company's success in operating the Company. The non-pension operating income is then adjusted to take into consideration capital charges for the year, as these charges represent our cost of capital as used in our operations and corporate activities. By incorporating this factor into the performance measure, we are able to ensure the Named Executive Officers consider the long-term impact of their decisions as well as the short-term financial consequences. The long-term impact is based on charging a cost of capital for long-term assets to reflect our investors' assumed expected return on equity capital. The short-term financial consequence is based on the charge associated with working capital items such as accounts receivable, inventory and other current assets. As a result, we expected the core financial objective to motivate the Named Executive Officers to prudently manage our assets as they work to increase revenue and lower operating costs.

The Committee established the 2010 NPOICC core financial objective for threshold, target and maximum performance at $185 million, $230 million and $275 million, respectively. The 2010 core financial objective also contained a suggested payout threshold based on operating results as measured by non-pension operating income ("NPOI"), which was set at $280 million for those executives who have performance objectives aligned only to their organizational and/or functional goals (and not the core financial objective). The financial objectives under the annual cash incentive program are generally set at a level that is more challenging than the financial objectives under the long-term incentive program described below to ensure that our executives are properly motivated and rewarded only for outstanding performance.

Management by Objectives. Each participating Named Executive Officer had multiple management objectives, which we refer to as "management by objectives" or "MBOs," that the Committee considers in using its discretion to determine the final payout of annual cash incentive awards as described in the table below.

Customer Success. Each participating Named Executive Officer was assigned a 10% customer success cash award target opportunity where the payout earned will be linked to the Company's overall customer success survey results for the 2010 performance year, determined at the descretion of the Committee.

2010 MIP Performance Results and Payouts. Following is a summary of the MIP results and the incentive award payouts approved for each participating Named Executive Officer for the 2010 performance year.

	Summary of the Management Incentive Plan Performance Objectives for 2010				
	2010 Performance Objectives			2010 Performance Results	2010 MIP Payout Funded
MIP Discretionary Objectives	Threshold *(25% funded)*	Target *(100% funded)*	Maximum *(200% funded)*		
Core MIP Objective (NPOICC)[1]	$185.0M	$230.0M	$275.0M	NPOI Results $332.7M - Capital Charge ($103.7M) NPOICC Results $229.0M	98.4% of Target
Customer Success Objective[2]	Payout linked to the Company's overall Customer Satisfaction Survey Results			Below expectations	0% - No Payout

(1) No funding will occur unless the Company achieves a Non Pension Operating Income of at least $280 million for 2010.
(2) The customer success objective is measured through a twice-annual survey of customers conducted by a third-party.

Proxy Statement

2010 MBOs and Payouts. Following is a summary of the MBOs established by the Committee and the Management Incentive Plan payouts approved for each participating Named Executive Officer for the 2010 performance year.

2010 Management Incentive Plan (MIP) Payouts						
Name	**MBOs (Factors Influencing Payout)**	**Target MIP Payout**	**Funded MIP Payout**	**Individual Performance Modifier**	**2010 MIP Payout**	**Rationale for 2010 MIP Payout**
William Nuti	Successful strategic repositioning and corporate transformation as reflected in increased market share, quality of revenue and earnings, increased geographic diversification, capital efficiency and increased stockholder return.	$1,400,000	$1,377,273	109%	$1,500,000	Succeeded on all critical objectives
Robert Fishman	Days Revenue Receivable Outstanding, Days Billing Outstanding, Loss on Accounts Receivable, Expense to Revenue Ratio, Close Efficiency, Effective Tax Rate, Investor Relations, Revenue Growth, Continuous Improvement and Quality.	$400,000	$393,507	100%	$393,507	Succeeded on all critical objectives
John Bruno	Expense to Revenue Ratio, R&D Solutions Roadmap Execution, Services Growth and Profit Targets, Revenue Growth, Market Share, Revenue and Profit per Headcount, Innovation Council Execution, NCR Brand/Image Improvement, Continuous Improvement, Quality and Cost Reduction Value Engineering (CRVE).	$750,000	$737,825	100%	$737,825	Succeeded on all critical objectives
Peter Leav	Expense to Revenue Ratio, Direct Quota-carrying Headcount, Revenue Growth, Market Share, Book to Bill, Q1 Order Target Improvement, and Forecast Quality.	$356,250	$350,467	120%	$420,560	Exceeded expectations on Sales Growth, Forecast Quality & Funnel improvement
Peter Dorsman	Controllable Gross Margin, Revenue Growth, Inventory and Inventory Turns, Customer Requested Ship Date Goal, Headcount Costs as % of Hardware Revenue, Quality Council Execution, Continuous Improvement, Quality and Cost Reduction Value Engineering (CRVE).	$303,750	$298,819	120%	$358,583	Exceeded expectations on CRVE, Quality and Continuous Improvement cost reductions

2011 Management Incentive Plan Update. In order to better align payouts under the Management Incentive Plan with the financial objectives that the management team is held accountable for achieving each year, the Committee recommended a proposal to the Board of Directors to amend the Management Incentive Plan, subject to stockholder approval, to establish the calculation of all awards payable under the plan equal to 1.5 percent for the CEO, and 0.75 percent for all other participants, as applicable, of the Company's Non-Pension Operating Income (or NPOI) after accrual for any amounts payable under the plan and any other plan where its terms so provide. If approved by stockholders, NPOI will replace "earnings before income taxes" as the primary payout metric under the Management Incentive Plan.

Annual Long-Term Incentive Plan

We implemented our long-term incentive program to ensure that a large portion of total compensation for executives is directly aligned with Company performance and changes in stockholder value that are driven by Company performance. Long-term equity awards granted to our Named Executive Officers in 2010 were made under the 2006 NCR Corporation Stock Incentive Plan (the "Stock Incentive Plan") approved by our stockholders in 2006. The use of equity for our long-term incentive plan (i) unites all executives in a common set of performance goals which creates commonality of interests with stockholders, and (ii) enhances the long-term retention aspect of the overall compensation program by requiring executives to remain employed over a multi-year period until awards fully vest before the wealth creation can be "realized" by an executive.

2010 Annual LTI Awards. In early 2010, the Committee approved changes in the design of the long-term incentive program for 2010. In an effort to better optimize share usage and risk, the mix of equity vehicles for the 2010 annual grant was revised to include 75 percent performance-based restricted stock units and 25% non-qualified stock options. This change was intended to keep a significant portion of the LTI award as performance-based and also to maintain the annual run rate of equity awards within a reasonable range. Additionally, the performance period for the 2010 performance-based restricted stock units is two years, rather than the one-year performance period utilized in 2009, and the time-based vesting term continues to be the traditional three-year period in order to provide long-term retention value for both the executive and the Company. The Committee continues to evaluate these terms to establish the right balance between performance, motivation, retention and the ability to set financial operating targets in a volatile economic environment, while keeping in mind the objective to offer a competitive opportunity for long-term compensation. As a result of this continuous evaluation, the Committee modified the design of the long-term incentive program for 2011. The 2011 design is discussed at the end of this "Annual Long-Term Incentive Plan" section.

Award size. When determining the overall annual equity program for the Company for the upcoming year, we balance the size of individual awards, the number of participants, and accounting expenses from prior year grants with the total annual expense plan approved by the Committee. As mentioned above, FWC also conducts a comprehensive analysis of long-term incentive costs and stockholder dilution, which helps the Committee develop an annual budget for aggregate, Company-wide long-term incentives. Generally, the 2010 award levels for our Named Executive Officers were between the median and 75th percentile of the market data.

Performance Goals. The awards granted under the long-term incentive program had a performance target of 20% Return on Capital, which was set to comply with Section 162(m) of the Code. If this performance target is not achieved, there is no payout of these awards. If this performance target is achieved, then the Committee uses its discretion to determine payment of the performance-based restricted stock units taking into consideration the extent to which we achieved a specified level of NPOICC during a two-year performance period starting January 1, 2010 and ending December 31, 2011.

Return on Capital is equal to our NPOI divided by controllable capital. Controllable Capital includes our working capital (accounts receivable plus inventory, minus the sum of accounts payable, deferred revenue and customer deposits), plus the sum of Property. Plant & Equipment, other current assets excluding taxes, and capitalized software, minus the sum of payroll and employee benefits and other current liabilities, excluding taxes and severance (FAS 112 liability). By using Return on Capital (as described above), the Committee can ensure that the NPOI growth is based on sound investments by taking into account the impact of the cost of generating the additional NPOI.

The threshold, target and maximum NPOICC performance objective established for the 2010-2011 performance period will be disclosed once the performance period is completed. The number of shares earned could range, according to the level of performance achieved, from a 0% payout if threshold is not achieved, to a 25% payout at threshold, up to a maximum 150% payout of the target number of performance units granted to each executive. If earned, the units will vest on December 31, 2012. While these objectives represent challenging performance targets, our philosophy is to make the financial objectives under the annual cash incentive plan moderately more difficult than those of the long-term incentive plan. We do this in recognition of the difficulty in setting long-term targets, especially during more volatile economic times. To provide a sense of how challenging these objectives are, below is a historical view of how the Company has paid out on the annual performance-based restricted stock units awards granted.

	Annual LTI Award Discretionary Performance Objectives			
Award Year	**Performance Period**	**Performance Payout Range**	**Actual Results**	**Final Payout**
2009	1/1/2009 to 12/31/2009	NPOICC between $232.5M to $327.5M	$216.1M	0%
2008	1/1/2008 to 12/31/2010	NPOICC between $825.0M to $1,005.0M	$787.3M	0%
2007	10/1/2007 to 12/31/2009	NPOICC between $558.6M to $670.9M	$630.6M	114.2%

2010 Annual LTI Award Performance Results and Payouts. The performance period for the 2010 annual LTI award commenced January 1, 2010 and will conclude December 31, 2011. We will report the performance results and expected payouts for each Named Executive Officer in the appropriate filing once the performance period is completed and the results are certified by the Committee.

2010 Ad Hoc LTI Awards. Equity awards granted outside the annual award process, known as "ad hoc" awards, are also generally granted in the form of either performance-based restricted stock units and/or non-qualified stock options.

Promotional and New-Hire LTI Awards. During 2010, only one ad hoc award relating to promotions and new hires was made to a Named Executive Officer. As part of his promotion to the role of Senior Vice President and Chief Financial Officer, Mr. Fishman received a long-term incentive award with an approved value of $600,000, granted in the form of performance-based restricted stock units, subject to a "threshold" NPOI performance objective of $225 million for the 2010 performance year, where if achieved, 100% of the award will vest on the third anniversary of the grant date. Since the Company achieved the "threshold" NPOI performance objective, this award will vest in April 2013 at 100% of the number of RSUs granted.

Special Retention and Recognition LTI Awards. During 2010, the Committee granted special awards to a select group of employees, including our current Named Executive Officers. Each of the special awards was in the form of time-based restricted stock units, with varying vesting schedules depending on the specific retention needs. For each award, a portion vests in February 2012 and the remaining portion vests in February 2013, subject to the executive's continued employment on the vesting date. The Chairman's recognition awards were made by the Committee to the Named Executive Officers in the amounts listed in the table below. The amounts of the awards were determined based on the Committee's assessment of the amount of equity that each Named Executive Officer had realized during his tenure with the Company, the intrinsic value and overall retention values of outstanding awards.

The long-term incentive awards granted to each Named Executive Officer during 2010 are summarized as follows:

	Summary of Long-Term Incentive Awards Granted in 2010(1)					
	2010 Annual LTI Award			Ad Hoc LTI Awards		Total LTI Award Value Granted in 2010
Name	**Performance RSUs (75%)**	**Stock Options (25%)**	**Total LTI Award**	**Promotional/ New-Hire Award**	**Retention/ Recognition Awards**	
William Nuti	$4,125,000	$1,375,000	$5,500,000	—	$3,800,000	$9,300,000
Robert Fishman	$300,000	$100,000	$400,000	$600,000	$118,125	$1,118,125
John Bruno	$1,050,000	$350,000	$1,400,000	—	$2,843,750	$4,243,750
Peter Leav	$543,750	$181,250	$725,000	—	$1,000,000	$1,725,000
Peter Dorsman	$543,750	$181,250	$725,000	—	$504,000	$1,229,000

(1) Represents the LTI "award value" granted in 2010. Refer to the 2010 Grants of Plan-Based Awards Table on page 49 for the grant date fair value for each award.

Update on Prior-Year Performance-Based Restricted Stock Unit Awards

2008 Performance-Based Restricted Stock Units. In 2008, the Committee granted performance-based restricted stock units to Messrs. Nuti, Fishman and Dorsman. The awards were granted with a three-year performance period that commenced January 1, 2008 and ended December 31, 2010. The awards had a performance target of 20% Return on Capital. In exercising its discretion to determine the payout for the award, the Committee considered the extent to which we achieved certain levels of NPOICC during the performance period. The number of shares earned could range, according to the level of performance achieved, from a threshold of 25% to a maximum of 150% of the performance units granted. In February 2011, the Committee certified that no payout for the 2008 performance-based restricted stock units will occur since the Company did not achieve the threshold level of NPOICC performance during the 2008 to 2010 performance period (0% payout).

2009 Performance-Based Restricted Stock Units. In 2009, the Committee granted performance-based restricted stock units to Messrs. Nuti, Fishman, Bruno, Leav and Dorsman. The awards were granted with a one-year performance period that commenced January 1, 2009 and ended December 31, 2009. The awards had a performance target of 20% Return on Capital. In exercising its discretion to determine the payout for the award, the Committee considered the extent to which we achieved certain levels of NPOICC during the performance period. The number of shares earned could range, according to the level of performance achieved, from a threshold of 25% to a maximum of 150% of the performance units granted. In February 2010, the Committee certified that no payout for the 2009 performance-based restricted stock units will occur since the Company did not achieve the threshold level of NPOICC performance during the 2009 performance period (0% payout).

2009 Performance-Based Restricted Stock Unit Retention Awards. In 2009, the Committee granted performance-based restricted stock units to Messrs. Bruno, Leav and Dorsman. The awards were granted with an eighteen-month performance period that commenced July 1, 2009 and ended December 31, 2010. The awards had a performance target of NPOI of $300 million, where if achieved, 100% of the award will vest. In February 2011, the Committee certified that the performance condition for these awards was achieved. These awards will vest on August 1, 2012, provided that the Named Executive Officer remains employed through that date.

2011 Ad Hoc LTI Awards

2011 Retention and Recognition Awards. Given the performance results during a challenging economic environment, the Company's management team received no payout under both the Annual Incentive Plan (annual bonus) and Annual LTI plan for the 2009 performance year, and also received no payout for the 2008 Annual LTI plan. Many of these executives are critical to the long-term success of the Company and the Committee determined it was in the stockholders' best interests to provide some level of long-term compensation given the substantial retention risk. Therefore, in January 2011, the Committee granted special awards to a very select group of employees, including three of our Named Executive Officers. Each of the special awards was granted in the form of time-based restricted stock units that will vest 100% on February 7, 2013, with the exception of the special award granted to the CEO that will vest 100% on February 7, 2014, subject to continued employment with the Company on the vesting date. The amounts of the awards for each Named Executive Officer are as follows: Nuti: $1,800,000; Fishman: $70,000 and Dorsman: $405,000. These amounts were determined based on the executive's overall contribution to achieving the Company's strategic objectives, the Committee's assessment of the amount and timing of equity value that each executive is expected to realize during his tenure with the Company, and the intrinsic value of any other outstanding awards held by the executive that provide ongoing retention value.

2011 Annual Long-Term Incentive Program

2011 Annual LTI Awards. For 2011, the Committee decided to refine our long-term equity incentive program for grants made as part of the annual LTI award plan. Specifically, the Committee decided to deliver the 2011 long-term incentive opportunity 75% in performance-based restricted stock units and 25% in time-based restricted stock units. This mix is consistent with our objective to keep a significant portion of our variable compensation as performance-based and provides the appropriate alignment with stockholder interests, while also balancing the need to maintain a certain level of retention going forward. The Committee also elected to continue utilizing a two-year overall performance period, but modified the design to link the initial calculation of the shares earned primarily to the performance objectives established for the 2011 fiscal year, with a potential adjustment to be made to such calculation based on the Company's performance in the 2012 fiscal year. More specifically, the number of shares earned as part of the 2011 LTI award will be determined initially based on the NPOICC achieved during the 2011 fiscal year (between a threshold, target and maximum payout objective), and to the extent the number of shares earned exceeds 100% (or a payout above target), the number of shares earned will be further adjusted based on the NPOICC achieved during the 2012 fiscal year. In this case, the Company must also achieve NPOICC results for the 2012 fiscal year at least equal to the "target" objective established for the 2011 fiscal year, or the actual payout will be reduced to "target" (or a payout equal to 100% of the target number of shares granted). If a payout is earned for the 2011 Annual LTI Award, the shares earned will vest on March 3, 2014, subject to continued employment with the Company.

2011 Economic Profit Plan. Additionally, for 2011, the Committee decided to further refine our long-term incentive program and recommended a proposal to the Board of Directors to approve a new Economic Profit Plan ("EPP"), subject to stockholder approval. If approved by stockholders, the EPP will be used to replace a portion of the 2011 Long-Term Incentive awards granted to the CEO and other executives that would otherwise be granted as restricted stock units under the Stock Incentive Plan. Each participating executive will receive a carried interest in the EPP that provides an opportunity for a cash payout based on the economic profit earned under the plan which will be determined based on Non-Pension Operating Income after a reduction for our weighted average cost of capital multiplied by our controllable capital. The purpose of this proposed plan is to further link the incentive compensation of the management team to the long-term, sustainable creation of stockholder value, and strike a balance with the dilution that can occur with equity based awards. Additional details of the proposed 2011 EPP are outlined further in Item 8 beginning on page 91 of the proxy statement.

The long-term incentive awards granted to each Named Executive Officer during 2011 are summarized as follows:

	Summary of Long-Term Incentive Awards Granted in 2011[1]			
	2011 Annual LTI Awards			
Name	Performance-Based RSUs (75%)	Time-Based RSUs (25%)	Total LTI Award	2011 Economic Profit Plan Participation
William Nuti	$3,000,000	$1,000,000	$4,000,000	1.50% Carried Interest
Robert Fishman	$421,875	$140,625	$562,500	0.15% Carried Interest
John Bruno	$1,265,625	$421,875	$1,687,500	0.30% Carried Interest
Peter Leav	$675,000	$225,000	$900,000	0.15% Carried Interest
Peter Dorsman	$562,500	$187,500	$750,000	0.15% Carried Interest

(1) Represents the LTI "award value" approved by the Committee for each award.

Pay-for-Performance Assessment

Performance Compensation Mix. Compensation of our Named Executive Officers is highly performance-based. We use performance-based cash and equity incentives to reward our Named Executive Officers for achieving performance targets set annually by the Committee. Of the target total direct compensation offered to our Named Executive Officers in 2010, 46% percent was performance-based (on average). The portion of performance-based "at risk" compensation increases directly with the executive's role and responsibility within the Company, ensuring our senior officers are held most accountable to our stockholders. Of the target total direct compensation offered to our Chief Executive Officer in 2010, 48% percent was performance-based.

Granted Value vs. Realized Value. Given that a significant portion of the compensation of our Named Executive Officers is both performance-based and "at risk", the Committee reviews the "granted" vs. "realized" compensation over time to take into account the full effect of achieving short-term and long-term performance objectives on the Company's stock price and ultimately on the actual amount of total compensation that the executive is able to "realize" over time (realized value includes base salary earned, actual cash incentive payouts, and equity awards valued based on the stock price in effect on the vesting/exercise date). The following table shows the "granted" vs. "realized" compensation for the Chief Executive Officer for the 2008 to 2010 fiscal years:

		Compensation "Granted"(1)				Compensation "Realized"(2)				CEO Compensation "Realized" vs. "Granted"
Name	**Year**	**Base**	**Bonus**	**LTI**	**Total**	**Base**	**Bonus**	**LTI**	**Total**	
William Nuti	2010	$1.0M	$1.5M	$9.5M	$12.0M	$1.0M	$1.5M	$10.4M	$12.9M	108%
	2009	$1.0M	$1.4M	$5.8M	$8.2M	$1.0M	$0.0M	$4.1M	$5.1M	62%
	2008	$1.0M	$1.1M	$4.5M	$6.6M	$1.0M	$1.4M	$0.0M	$2.4M	36%

(1) Compensation "Granted" includes: base salary, target bonus, and grant date fair value of all equity awards granted in the applicable year.
(2) Compensation "Realized" includes: base salary, actual bonus received, and fair market value of outstanding awards as of December 31, 2010. The 2010 Annual performance-based LTI award granted on February 23, 2010 is currently reflected at "target" (100% payout).

By comparison, Company performance achieved during the same time period is summarized below:

	CEO Compensation Realized/Earned			Company Performance	
Year	**Compensation "Realized" vs. "Granted"**	**Bonus Payout Earned**	**Performance LTI Award Earned(1)**	**NPOICC Results**	**NCR 1-Year Total Shareholder Return (TSR)**
2010	108%	100%	100%	$229.0M	38%
2009	62%	0%	0%	$216.1M	(21%)
2008	36%	125%	0%	$305.9M	(44%)

(1) The 2010 Annual performance-based LTI award granted on February 23, 2010 is currently reflected at "target" (100% payout).

The CEO's pay realized in fiscal years 2008 to 2010 shows a very strong correlation to Company performance in the respective years, which is a validation of the pay-for-performance design and orientation of our compensation programs. It should also be noted that the Company's TSR in 2008 and 2009 was negatively impacted by pension expense. The Company's pension expense and underfunded pension status have detrimentally impacted our stock price due to the significant drop in global equity markets coupled with a historically low interest rate environment.

Executive Perquisites

As part of the Company's objective to embrace best practices within our executive compensation program, our executives are eligible for a limited offering of perquisites. The perquisites we provide support our objective to attract and retain high quality talent and are designed to allow our executives to focus on their business responsibilities with less concern for the situations covered by these perquisites. Consistent with our compensation philosophy to maximize performance-based components of the overall compensation program, perquisites and other personal benefits do not comprise a significant aspect of our executive compensation program. The incremental costs to the Company associated with providing each of these perquisites to the Named Executive Officers are described in the Perquisites Table on page 46.

The Committee has discontinued all tax reimbursements (or tax gross-ups), with the exception of those provided in connection with relocations required by the Company, which are generally also provided to all non-executive employees. Each perquisite we provided in 2010 is described below.

Financial Counseling Program. We provide the Named Executive Officers with a $12,000 annual allowance under our Financial Counseling Program to be used for financial and tax planning, estate planning, financial planning-related legal services, and income tax preparation. We believe that providing expert financial counseling reduces the amount of time and attention the Named Executive Officers would otherwise spend on that topic and maximizes the net financial reward they receive under our executive compensation program.

Executive Medical Exam Program. We currently provide our Named Executive Officers reimbursement for up to $5,000 annually under our Executive Medical Program for a comprehensive physical examination and diagnostic testing. This amount was determined by reviewing the offerings presented by the management-approved facility that provides these services and choosing what we believe to be a level appropriate to provide our executives with a broad and comprehensive range of services. We believe that this perquisite benefits our stockholders by encouraging our executives to proactively maintain their health, thereby minimizing health-related disruptions to our business.

Lodging and Meals. Since July 2008, the Company has provided occasional overnight hotel accommodations near the New York City office to enhance Mr. Nuti's productivity. To the extent Mr. Nuti stays in a hotel for business reasons, other than for collective business events such as Board meetings or monthly executive staff meetings, these expenses were not eligible for tax reimbursement and Mr. Nuti is liable for such tax liability.

Aircraft and Commercial Flights. In accordance with the terms of our contract with Mr. Nuti (as discussed on page 56), we have authorized the personal use of our corporate aircraft by Mr. Nuti on an as-available basis, provided that the imputed income from such personal use does not exceed $50,000 per year, based on Standard Industry Fare Level Rates ("SIFL") as published by the Internal Revenue Service. Mr. Nuti's use of our corporate aircraft is reviewed on a quarterly basis by the Committee.

Security Expenses. Based on the recommendation of an outside security consultant, the Company provided security services to certain Named Executive Officers. The Company provided security protection to Mr. Dorsman and his spouse while traveling on business out of the country. These security expenses were not eligible for tax reimbursement. For security and personal safety, the Company also required Mr. Nuti to use a Company-provided car and driver in and around the New York City area, which may be used by other employees when available. To the extent Mr. Nuti uses such car and driver for commuting purposes, it is considered a perquisite.

Relocation. During 2010, the Company provided relocation benefits to Messrs. Fishman, Dorsman and Leav. Mr. Fishman received relocation benefits in support of his relocation to the Atlanta area as part of the transition of our World Headquarters to Duluth, Georgia. Mr. Fishman also received tax reimbursements for certain relocation benefits he received in 2010. Such tax reimbursement for relocation benefits is generally consistent with the Company's relocation policies for non-executive employees. Mr. Fishman also received assistance for a loss on home sale, which is generally part of our standard relocation policy for executives at this level. Mr. Dorsman also received relocation benefits in the form of a mortgage subsidy, which is generally part of our standard relocation policy for executives who relocate to a high cost of living area. The mortgage subsidy is designed to ease the cost of living transition by reducing the initial interest rate on mortgages for five years. The mortgage subsidy is not eligible for tax reimbursement. Mr. Leav received minimal relocation benefits in 2010.

Retirement Benefits

We provide retirement benefits to our employees to attract and retain talented employees and to assist our employees in planning for their retirement. Historically, we provided retirement benefits to our United States ("U.S.") employees under a number of defined benefit pension plans. However, all of our U.S. defined benefit plans were closed to new entrants in 2004 and benefits were frozen as of December 31, 2006. The actuarial present values of the accumulated pension benefits as of the end of 2010 to Messrs. Fishman and Dorsman, our only Named Executive Officers who are entitled to benefits under our defined benefit pension plans, as well as other information about each of our plans, are reported in the Pension Benefits Table and the narrative to that table.

Change in Control Arrangements

In the future, the Company may consider potential transactions that could result in a change in control. We want to ensure that in such an event, we retain key members of management and promote independence and objectivity in the consideration of potential transactions that may maximize stockholder value. In 2006, we adopted a Change in Control Severance Plan, which has a double trigger as described on page 55 of this proxy statement (where benefits are paid only if both a change in control and a termination of employment occur). The design and magnitude of benefits under this plan were considered in the context of other factors, such as the amount of unvested equity compensation and the value of such awards, which together create a strong linkage between management's interests and those of stockholders.

The Change in Control Severance Plan provides for separation payments and benefits to certain of our executives based on the plan level (or "tier") to which the executive is assigned by the Committee. We selected these benefit levels for the different tiers based on the most common market practices at the inception of this plan. In February 2010, the Committee added Mr. Fishman as a participant in the plan effective as of February 23, 2010 at the Tier II level.

Named Executive Officer	CIC Plan Tier	CIC Cash Severance Payout Multiple
William Nuti	I	300%
Robert Fishman	II	200%
John Bruno	II	200%
Peter Leav	II	200%
Peter Dorsman	II	200%

At their January 2010 meetings, the Committee recommended to the Board, and the Board adopted, an amendment to the Change in Control Severance Plan to eliminate the tax gross-up for any participant who enters the plan after January 27, 2010. Prior to the amendment, the Change in Control Severance Plan provided for a "conditional tax gross-up" for all participants. The tax gross-up was intended to cover excise and related taxes in the event the severance compensation and other payments or distributions to any participant would constitute "excess parachute payments," as defined in Section 280G of the Code. The tax gross-up would be provided if the aggregate parachute value of all severance and other change in control payments to the participant exceeded 110% of the maximum amount that could be paid under Section 280G of the Code without imposition of an excise tax. If the parachute value of a participant's payments would not exceed the 110% threshold, then the participant's payments would be reduced to the extent necessary to avoid imposition of the excise tax.

Additional details regarding the payments and benefits provided to the Named Executive Officers upon satisfaction of the double-trigger are described in the discussion of Potential Payments Upon Termination or Change in Control beginning on page 55 of this proxy statement.

Severance Benefits

To ensure that we offer a competitive executive compensation program, we believe it is important to provide reasonable severance benefits to our executives, including the Named Executive Officers. We do not have individual severance agreements with our Named Executive Officers, other than Mr. Nuti. The severance arrangement for Mr. Nuti was provided as a result of negotiations at the time of hire in order to attract him to the

Company. Mr. Leav initially had a severance agreement with the Company, but it expired in January 2011. Messrs. Bruno, Dorsman, Fishman and Leav are currently covered under our standard U.S. Reduction-in-Force Plan. Generally, these plans provide employees with severance benefits if we terminate their employment in connection with a business restructuring (unless the termination is for cause). The payments and other benefits provided under these plans reflect the fact that it may be difficult for these individuals to find comparable employment within a short period of time. A description of the Reduction-in-Force plans and the severance arrangements for Messrs. Nuti and Leav (which expired in January 2011), as well as the estimated payments and benefits payable to the Named Executive Officers assuming an event triggering payment under these plans and arrangements as of December 31, 2010, are reported in the discussion of Potential Payments Upon Termination or Change in Control beginning on page 55 of this proxy statement.

Equity Award Grant Practices

In light of emerging best practices, the Committee approved revisions to the Company's equity approval process in October 2008. The current approval process for granting equity awards to our executives and other employees is summarized below:

- Annual Awards: All annual awards made to Section 16 Officers must be approved by the Committee. Grants of annual awards will be effective on the date the Committee meets to approve the award, which is typically at its February meeting.
- Ad hoc Awards: All ad hoc awards made to Section 16 Officers must be approved by the Committee at its regular meetings, special meetings, or through written actions by unanimous consent. Generally, the effective date of all ad hoc awards is the later of:
  - The first calendar day of the month immediately following the month in which the award was approved;
  - The first calendar day of the month following the recipient's effective employment or promotion date; and
  - If approved during the last month of a fiscal quarter, the second business day following the issuance of the Company's earnings release for that quarter.

The number of shares of restricted stock, restricted stock units or options granted is determined by converting the dollar value approved by the Committee into a specific number of shares. The conversion process and the process used to determine the exercise price for options are as follows:

- Shares, Units or Options Awarded: For shares of restricted stock and restricted stock units, the approved dollar value is divided by the average of the closing price of NCR common stock for the 20 trading days preceding, but not including, the grant date. For options, the approved dollar value is divided by the average of the closing price of NCR common stock for the 20 trading days preceding, but not including, the grant date, and then divided by the current year's Black-Scholes valuation factor.
- Exercise Price: The exercise price for stock option awards is the closing market price of our common stock on the effective date of the award; however, if the effective date of the award is on a non-trading day, the exercise price is the closing price on the first prior trading day.

Compensation Recovery Policy. The Committee adopted a Compensation Recovery Policy (or claw-back policy) in October 2009. Under this policy, each executive officer must repay or forfeit, as directed by the Committee, any annual incentive, long-term incentive, equity-based award or other performance-based award received by him or her if:

- the payment, grant or vesting of such compensation was based on the achievement of financial results that were the subject of a restatement of the Company's financial statements, as filed with the Securities and Exchange Commission;

- the need for the restatement was identified within 3 years after the date of the first public issuance or filing of the financial results that were subsequently restated;
- the Committee determines in its sole discretion that the executive officer's negligence, fraud or misconduct caused or contributed to the need for the restatement; and
- the Committee determines in its sole discretion that it is in the best interests of the Company and its stockholders for the executive officer to repay or forfeit all or any portion of the compensation.

In addition, if the Committee determines that this policy applies to an executive officer, then in addition to the above provisions, the executive officer shall, to the fullest extent permitted by law and as directed by the Committee: (i) forfeit any outstanding equity-based awards; and (ii) repay the amount received upon settlement of any time-based equity awards or any gains realized upon the exercise of stock options.

Equity Ownership Guidelines

We have adopted stock ownership guidelines for our executives, including the Named Executive Officers, which operate to promote commonality of interest between management and stockholders by encouraging our executives to accumulate a substantial stake in our common stock. The guidelines encourage the executives to accumulate ownership of common stock equal to two times base salary (three times base salary in the case of our CEO) over a period of five years. For these purposes, ownership includes shares owned outright by the executive, interests in restricted stock and restricted stock units, stock acquired through our employee stock purchase plan, and investments in NCR common stock through the Company's Section 401(k) savings plan, the NCR Savings Plan (the "Savings Plan"). Stock options are not taken into consideration in meeting the ownership guidelines.

The guidelines are intended to ensure that our executives maintain an equity interest in the Company at a level sufficient to assure our stockholders of our executives' commitment to value creation. As of December 31, 2010, all of our Named Executive Officers met or exceeded these guidelines.

Named Executive Officer	Stock Ownership Guideline *(multiple of base salary)*	Stock Ownership Achieved *(as of December 31, 2010)*
William Nuti	3.0 times	17.0 times
Robert Fishman	2.0 times	4.0 times
John Bruno	2.0 times	8.0 times
Peter Leav	2.0 times	6.0 times
Peter Dorsman	2.0 times	5.0 times

Tax Deductibility Policy

Under Section 162(m) of the Code, certain compensation in excess of $1 million annually is not deductible for federal income tax purposes unless it is awarded pursuant to a performance-based plan approved by stockholders. We believe that the incentive compensation paid in 2010 to our CEO and three other highest paid Named Executive Officers (other than our Chief Financial Officer) qualifies as performance-based compensation for purposes of Section 162(m) of the Code and is fully deductible for federal income tax purposes. The compensation of our Chief Financial Officer is not subject to the Section 162(m) deduction limitations under current Internal Revenue Service regulations. While we generally try to ensure the deductibility of the incentive compensation paid to our executives, the Committee has not adopted a policy that requires all compensation to be deductible because we want to preserve the ability to award cash or equity compensation to an executive that is not deductible under Section 162(m) if we believe that it is in our stockholders' best interests.

BOARD COMPENSATION AND HUMAN RESOURCE COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation and Human Resource Committee of the Board of Directors (the "Committee") manages the Company's compensation programs on behalf of the Board of Directors. The Committee reviewed and discussed with the Company's management the *Compensation Discussion and Analysis* included in this proxy statement. In reliance on the review and discussions referred to above, the Committee recommended to the Board of Directors that the *Compensation Discussion and Analysis* be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the Company's proxy statement to be filed in connection with the Company's 2011 Annual Meeting of Stockholders, each of which will be filed with the Securities and Exchange Commission.

Dated: February 18, 2011

The Compensation and Human Resource Committee:

Linda Fayne Levinson, Chair
Gary J. Daichendt, Member
Robert P. DeRodes, Member

Summary Compensation Table

The table that follows this discussion shows the total compensation paid to or earned by each of our Named Executive Officers for the fiscal year ended December 31, 2010. In addition, for the 2010 Named Executive Officers who were also Named Executive Officers in 2009 and/or 2008, the table shows the total compensation paid to or earned by each such executive officer for the fiscal years ending December 31, 2009 and December 31, 2008. The compensation reported in the table consists of: column (c) – salary; column (d) – non-performance-based bonuses; column (e) – stock awards; column (f) – option awards; column (g) – non-equity incentive plan compensation; column (h) – the aggregate change in actuarial values in each of the Named Executive Officer's benefits under the Company's various qualified and nonqualified defined pension benefit plans, which is applicable only to Messrs. Fishman and Dorsman; and column (i) – all other compensation not properly reportable in any other column. The amounts reported in column (i) consist of the aggregate incremental cost to the Company of the perquisites provided to the Named Executive Officers, contributions made by the Company to the Savings Plan on behalf of the Named Executive Officers, any insurance premiums paid by the Company with respect to life insurance for the benefit of the Named Executive Officers and tax reimbursements made to the Named Executive Officers during the applicable year as detailed in the All Other Compensation Table below. Additional details regarding the amounts reported in column (i) are included in the 2010 All Other Compensation Table and 2010 Perquisites Table, which follow the Summary Compensation Table below.

2010 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)[1][2]	Option Awards ($) (f)[3]	Non-Equity Incentive Plan Compensation ($) (g)[4]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
William Nuti	**2010**	1,000,000	—	8,113,247	1,403,217	1,500,000	—	154,434	12,170,898
Chairman of the Board, Chief Executive Officer and President	**2009**	1,000,000	—	5,770,987	—	—	—	184,932	6,955,919
	2008	1,000,000	—	2,222,759	2,222,767	1,375,000	—	404,844	7,225,370
Robert Fishman	**2010**	368,000	100,000[5]	1,003,611	102,054	393,507	18,886	354,193	2,340,251
Senior Vice President and Chief Financial Officer	**2009**	240,000	—	200,859	—	—	22,373	6,085	469,317
	2008	240,000	—	86,446	86,438	107,654	11,909	12,251	544,698
John Bruno	**2010**	750,000	650,000[6]	4,010,740	357,183	737,825	—	23,424	6,529,172
Executive Vice President	**2009**	750,000	650,000	1,482,131	—	—	—	24,904	2,907,035
Peter Leav	**2010**	471,250	—	1,586,937	184,970	420,560	—	11,876	2,675,593
Senior Vice President, Worldwide Sales	**2009**	417,945	—	1,422,038	1,017,874	—	—	196,860	3,054,717
Peter Dorsman	**2010**	401,250	—	1,072,674	184,970	358,583	32,785	100,368	2,150,630
Senior Vice President, Global Operations	**2009**	380,000	50,000	898,141	—	—	34,820	126,225	1,489,186
	2008	380,000	—	345,762	345,760	370,603	15,632	222,222	1,679,979

(1) The executives forfeited a portion of the performance-based restricted stock units reflected in the "Stock Awards" column for 2008 and 2009 because the Company did not achieve certain performance levels during the applicable year. For 2009, the grant date fair values of the awards forfeited are as follows: Nuti: $3,522,552; Fishman: $118,047; Bruno: $843,166; Leav: $783,074 and Dorsman: $472,169. For 2008, the grant date fair values of the awards forfeited are as follows: Nuti: $2,222,759; Fishman: $86,446 and Dorsman: $345,762.

(2) This column shows the aggregate grant date fair value, as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation – Stock Compensation ("FASB ASC Topic 718"), of time-based and performance-based restricted stock unit awards granted to the Named Executive Officers during the applicable year, disregarding the impact of estimated forfeitures relating to service-based vesting conditions. The aggregate grant date fair value of performance-based restricted stock units shown in the table is based on the probable outcome of the performance conditions as of the date of grant. The aggregate grant date fair value of these performance-based restricted stock units granted in 2010, assuming that the highest level of performance will be achieved, is as follows: Nuti: $6,260,074; Fishman: $1,032,900; Bruno: $1,593,481; Leav: $825,188 and Dorsman: $825,188. See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 for an explanation of the assumptions made in valuing the time-based and performance-based restricted stock units. For further information about awards made in 2010, see the Grants of Plan-Based Awards table on page 49 of this proxy statement.

(3) This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of the stock options granted to the Named Executive Officers, disregarding the effect of estimated forfeitures. See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 for an explanation of the assumptions made in valuing these awards. For further information about awards made in 2010, see the Grants of Plan-Based Awards table on page 49 of this proxy statement.

(4) This column shows payments made with respect to the Company's Management Incentive Plan. No amounts are reported in 2009 in this column because no payouts were made under the Management Incentive Plan. For more information regarding the Management Incentive Plan measurement criteria and eligibility, see the "Annual Incentive Plan" section of the *Compensation Discussion and Analysis.*

(5) This amount represents a promotion bonus paid to Mr. Fishman in connection with his appointment as Chief Financial Officer.

(6) This amount represents the remaining portion of a hiring bonus earned and paid to Mr. Bruno in 2010.

2010 All Other Compensation Table

The table below shows the value of perquisites, tax reimbursements (the value of tax gross-ups paid to our Named Executive Officers), insurance premiums paid by the Company with respect to life insurance, and Company contributions to the Savings Plan made on behalf of each of the Named Executive Officers. There were no accruals for severance or change in control made in 2010.

The amounts reported in column (a) reflect the aggregate incremental cost to the Company in the fiscal years indicated in the table for the items set forth in the Perquisites Table below. The amounts reported in column (b) for 2010 reflect the tax reimbursements Mr. Fishman received in connection with his relocation benefits. The amounts reported in column (c) reflect the dollar value of any insurance premiums paid by the Company with respect to life insurance for the benefit of the Named Executive Officers. The amounts reported in column (d) reflect contributions made by the Company to the Savings Plan on behalf of each of the Named Executive Officers. The Company also provides such contributions on behalf of its non-executive employees.

Name	Year	Perquisites and Other Personal Benefits ($) (a)	Tax Reimbursements ($) (b)	Insurance Premiums ($) (c)	Company Contributions to Savings Plan ($) (d)	Total ($)
William Nuti	**2010**	147,440	—	2,280	4,714	154,434
	2009	176,328	—	2,736	5,868	184,932
	2008	367,832	23,205	2,736	11,071	404,844
Robert Fishman	**2010**	254,782	95,769	912	2,730	354,193
	2009	—	—	1,094	4,991	6,085
	2008	—	—	1,094	11,157	12,251
John Bruno	**2010**	17,000	—	1,710	4,714	23,424
	2009	17,000	—	2,736	5,168	24,904
Peter Leav	**2010**	7,118	—	1,083	3,675	11,876
	2009	162,518	31,446	—	2,896	196,860
Peter Dorsman	**2010**	94,788	—	866	4,714	100,368
	2009	119,339	—	1,733	5,153	126,225
	2008	210,984	—	1,733	9,505	222,222

2010 Perquisites Table

The table below shows the aggregate incremental cost of perquisites provided to the Named Executive Officers during the years indicated in the table. See the "Executive Perquisites" section in the *Compensation Discussion and Analysis* for additional details regarding the perquisites disclosed in this table.

The amounts reported in column (a) reflect the incremental cost to the Company of personal usage of the corporate aircraft. The incremental cost to the Company of personal usage of corporate aircraft was calculated by determining the variable operating cost to the Company, which includes items such as fuel, landing and terminal fees, crew travel expenses and operational maintenance. Expenses that were determined to be less variable in nature, such as general administration, depreciation, and pilot compensation, were not included in the determination of the Company's incremental cost. On occasion, other individuals traveled with Named Executive Officers on corporate aircraft; however, the Company incurred de minimis incremental costs as a result of such travel and no amounts are reported in the table with respect to such travel.

The amounts reported in column (b) reflect the incremental cost the Company incurred in connection with providing hotel accommodations to Mr. Nuti in 2010. There were no items to report in columns (c) and (d) in 2010. The amounts reported in column (e) reflect payments made by the Company for the Company-provided car and driver Mr. Nuti is required to use for security purposes in and around the New York City area, to the extent that such trips were for commuting purposes. It also includes security protection provided to Mr. Dorsman (and his spouse) while he traveled to Brazil on business. The amounts reported in column (f) reflect the amounts paid to or on behalf of Messrs. Fishman, Leav and Dorsman in connection with their relocation.

In 2006, the Company implemented an executive medical program, which provided reimbursement of up to $5,000 for each executive to receive medical diagnostic services at a designated medical facility. Although not all of the Named Executive Officers may use their entire allowance each year, due to privacy considerations associated with the receipt of medical services, the Company has elected to disclose the maximum benefit available to each executive in column (h), rather than the amounts actually used by each individual.

The amounts reported in column (i) reflect the payment made by the Company to each executive for financial planning assistance as part of the Company's Financial Planning Allowance Program.

Named Executive Officer	Year	Corporate/ Commercial Aircraft Usage ($) (a)	Lodging ($) (b)	Meals ($) (c)	Legal Expenses ($) (d)	Security ($) (e)	Relocation ($) (f)	Rental/ Lease Cars ($) (g)	Executive Medical Program ($) (h)	Financial Planning Allowance ($) (i)	Total ($)
William Nuti	2010	56,206	4,508	—	—	69,726	—	—	5,000	12,000	147,440
	2009	65,837	7,881	—	—	85,610	—	—	5,000	12,000	176,328
	2008	267,802	6,415	528	9,188	65,355	—	1,544	5,000	12,000	367,832
Robert Fishman	2010	—	—	—	—	—	237,782	—	5,000	12,000	254,782
	2009	—	—	—	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	—	—	—
John Bruno	2010	—	—	—	—	—	—	—	5,000	12,000	17,000
	2009	—	—	—	—	—	—	—	5,000	12,000	17,000
Peter Leav	2010	—	—	—	—	—	2,118	—	5,000	—	7,118
	2009	—	—	—	—	—	157,518	—	5,000	—	162,518
Peter Dorsman	2010	3,835	—	—	—	8,587	65,366	—	5,000	12,000	94,788
	2009	—	—	—	—	33,059	69,280	—	5,000	12,000	119,339
	2008	—	—	—	—	—	193,966	18	5,000	12,000	210,984

Employment Agreements

During 2010, our Named Executive Officers were covered by letter agreements with the Company that set forth, among other things, the Named Executive Officer's initial base salary, initial bonus opportunities, entitlement to participate in the Company's benefit plans and initial equity awards. As described each year in the Company's *Compensation Discussion and Analysis*, changes to the Named Executive Officer's compensation may be made from time-to-time. The letter agreements are generally not updated to reflect these changes. However, the letters generally include certain non-compensation elements that continue in effect and do not have a fixed expiration date. In the case of Mr. Dorsman, we entered into a letter agreement with him in 2006 in connection with his appointment as Vice President and General Manager of the Company's Systemedia Division. On January 1, 2008, Mr. Dorsman became Senior Vice President, Global Operations, but we did not enter into a subsequent letter agreement with him to reflect the changes in his compensation made in connection with this appointment.

We entered into a letter agreement dated as of March 17, 2010 with Mr. Fishman in connection with his promotion to Senior Vice President and Chief Financial Officer. Under this letter agreement, Mr. Fishman was entitled to an initial annual base salary of $400,000 and a target annual incentive equal to 100% of his base salary, as well as an additional award of 10% of his base salary based on the achievement of customer success results. He also received a promotional equity grant with a value of $600,000 in the form of performance-based restricted stock units based on terms and conditions as described above in the *Compensation Discussion and Analysis.*

Each of the letter agreements we entered into with our Named Executive Officers has been described immediately above or in a proxy statement that we have previously filed, and as an Exhibit to an Annual Report or Quarterly Report filed with the Securities and Exchange Commission on Form 10-K or Form 10-Q, respectively.

Grants of Plan-Based Awards Table

The table that follows this discussion shows both non-equity and equity awards granted during 2010 by the Committee to each of our Named Executive Officers. Non-equity awards were made pursuant to the Company's Management Incentive Plan. Equity awards were made under the Company's 2006 Stock Incentive Plan. Each of these plans is described in the *Compensation Discussion and Analysis*. These equity awards are described in detail below. Column (b) of the table reflects the grant date for the equity awards reported in the table. Column (b1) identifies those situations where the date of approval of an equity award differed from the grant date of the award for financial accounting purposes. In all instances, the approval of the equity award preceded the grant date of such award. Columns (c), (d) and (e) reflect the potential award level for each Named Executive Officer based on the 2010 Management Incentive Plan Objectives. The actual amounts earned under the Management Incentive Plan are reflected in the Non-Equity Incentive Plan Compensation column in the 2010 Summary Compensation Table. Columns (f), (g) and (h) relate to performance-based restricted stock units granted to each of the Named Executive Officers in 2010. These grants were subject to a two-year performance period, except in the case of the promotional award to Mr. Fishman, which was subject to a one-year performance period. Column (i) reflects the number of shares of stock units granted in 2010 that are not included in columns (f) through (h). The awards in column (i) include time-based restricted stock units granted to the Named Executive Officers in 2010 for retention purposes. Column (j) reflects the number of options to purchase shares awarded to the Named Executive Officers in 2010. Column (k) reflects the exercise price of option awards granted in 2010 set at the closing price of NCR common stock on the grant's effective date. Column (l) reflects the grant date fair value, as determined in accordance with FASB ASC Topic 718, of each equity award listed in the table.

Equity Awards. There are a number of equity awards reflected in the Grants of Plan-Based Awards Table, each of which is briefly described below. Additional details regarding the awards described below are in the "Annual Long-Term Incentive Plan" section of the *Compensation Discussion and Analysis.*

2010 Annual LTI Awards. During 2010, the Committee granted performance-based restricted stock units as part of the annual awards process to all Named Executive Officers. As described in the *Compensation Discussion and Analysis,* the performance period for the 2010 performance-based restricted stock units is two years, but includes a vesting period of three years. Payment of the performance-based restricted stock units will be based on the achievement of 20% Return on Capital during the performance period. If this metric is met, the Committee will apply other factors it deems appropriate to determine the amount of the award. For the 2010 awards, the Committee determined it would consider the extent to which we achieved a specified level of NPOICC during a two-year performance period starting January 1, 2010 and ending December 31, 2011. The number of shares earned could range, according to the level of performance achieved, from a threshold of 25% to a maximum of 150% of the performance units granted. No shares will vest if 20% Return on Capital is not achieved.

2010 Ad Hoc LTI Awards

Promotional and New-Hire LTI Awards. The Committee granted one promotional award of performance-based restricted stock units to a Named Executive Officer in 2010. As reflected in the Grants of Plan-Based Awards Table, Mr. Fishman received a long-term incentive award in connection with his promotion to the role of Senior Vice President and Chief Financial Officer. The award is generally subject to the same terms and conditions set for the annual awards granted in 2010, except that it is subject to a "threshold" NPOI performance objective of $225 million for the 2010 performance year, where if achieved, 100% of the award will vest on the third anniversary of the grant date. Because the Company achieved the "threshold" NPOI performance objective, the entire award will vest in April 2013. Vesting is subject to continued employment on the vesting date.

Special Recognition LTI Awards. During 2010, the Committee granted time-based restricted stock units to Messrs. Nuti, Fishman, Bruno, Leav and Dorsman. In all cases, a portion of the retention award vests two years after the date of grant and the remaining portion vests three years after the date of grant. Vesting is subject to continued employment on the vesting date.

2010 Grants of Plan-Based Awards Table

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards[(1)] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
(a)	(b)	(b1)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
William Nuti	Annual Financial		350,000	1,400,000	2,800,000							
	Customer Success			100,000								
	2/8/2010	1/26/2010							310,470			3,939,864
	2/23/2010	2/23/2010				81,448	325,791	488,687				4,173,383
	2/23/2010	2/23/2010								254,206	12.81	1,403,217
Robert Fishman	Annual Financial		100,000	400,000	800,000							
	Customer Success			40,000								
	2/8/2010	1/26/2010							9,651			122,471
	2/23/2010	2/23/2010				5,924	23,694	35,541				303,520
	2/23/2010	2/23/2010								18,488	12.81	102,054
	4/26/2010	4/26/2010					40,393					577,620
John Bruno	Annual Financial		187,500	750,000	1,500,000							
	Customer Success			75,000								
	2/8/2010	1/26/2010							232,342			2,948,420
	2/23/2010	2/23/2010				20,732	82,929	124,394				1,062,320
	2/23/2010	2/23/2010								64,707	12.81	357,183
Peter Leav	Annual Financial		89,063	356,250	712,500							
	Customer Success			47,500								
	2/8/2010	1/26/2010							81,703			1,036,811
	2/23/2010	2/23/2010				10,736	42,945	64,418				550,125
	2/23/2010	2/23/2010								33,509	12.81	184,970
Peter Dorsman	Annual Financial		75,938	303,750	607,500							
	Customer Success			40,500								
	2/8/2010	1/26/2010							41,178			522,549
	2/23/2010	2/23/2010				10,736	42,945	64,418				550,125
	2/23/2010	2/23/2010								33,509	12.81	184,970

(1) **Reflects** the grant date fair value, as determined in accordance with FASB ASC Topic 718, of each equity award listed in the table. See footnote 2 to the Summary Compensation Table on **page** 44 of this proxy statement for the assumptions used to calculate the grant date fair value. The grant date fair value of each performance-based restricted stock unit award is based on the **probable** outcome of the performance conditions as of the date of grant.

2010 Outstanding Equity Awards at Fiscal Year-End Table

The table below shows all outstanding options and restricted stock or stock unit awards held by our Named Executive Officers as of December 31, 2010. Following this table are vesting tables that indicate the vesting schedule of each grant reported below.

		Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
William Nuti										
	02/23/2010		254,206		12.81	02/22/2020				
	02/23/2010								488,687	7,511,119
	02/08/2010						310,470	4,771,924		
	02/23/2009						266,087	4,089,757		
	03/01/2008	140,957	140,958		22.16	02/28/2018				
	10/24/2007	336,378			16.10	10/24/2017				
	03/01/2007	236,506	78,839		21.27	02/28/2017				
	02/13/2006	359,346			17.82	02/13/2016				
	08/08/2005	531,319			16.10	08/08/2015				
	08/08/2005	542,311			16.10	08/08/2015				
Robert Fishman										
	04/26/2010						40,393	620,840		
	02/23/2010								35,541	546,265
	02/23/2010		18,488		12.81	02/22/2020				
	02/08/2010						9,651	148,336		
	10/26/2009						7,857	120,762		
	03/01/2008	5,481	5,482		22.16	02/28/2018				
	10/01/2007	7,809	2,604		23.93	09/30/2017				
	06/01/2007	9,747	3,253		24.70	05/31/2017				
	05/01/2007	3,143	1,052		23.13	04/30/2017				
	03/01/2007	4,297	1,436		21.27	02/28/2017				
	02/13/2006	3,234			17.82	02/13/2016				
	03/01/2005	4,180			17.97	03/01/2015				

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options Exercisable (#)	Option Awards: Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Awards: Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Awards: Option Exercise Price ($)	Option Awards: Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)[1]	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested ($)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
John Bruno	02/23/2010								124,394	1,911,936
	02/23/2010		64,707		12.81	02/22/2020				
	02/08/2010						163,405	2,511,535		
	02/08/2010						68,937	1,059,562		
	08/01/2009						49,379	758,955		
	12/01/2008	175,266	175,266		13.67	12/01/2018				
Peter Leav	02/23/2010								64,418	990,105
	02/23/2010		33,509		12.81	02/22/2020				
	02/08/2010						81,703	1,255,775		
	08/01/2009						49,379	758,955		
	02/01/2009	53,014	159,043		12.55	01/31/2019				
Peter Dorsman	02/23/2010								64,418	990,097
	02/23/2010		33,509		12.81					
	02/08/2010						41,178	632,906		
	08/01/2009						32,919	505,965		
	03/01/2008	21,926	21,927		22.16	02/28/2018				
	10/01/2007	9,762	3,255		23.93	09/30/2017				
	03/01/2007	30,098	10,037		21.27	02/28/2017				
	09/06/2006	8,006			15.75	09/06/2016				
	04/17/2006	32,898			19.05	04/17/2016				

(1) The awards in this column with grant dates of February 23, 2009, August 1, 2009 and April 26, 2010 are performance-based restricted stock unit awards for which the performance period has ended, but will not vest until the time-based vesting schedule noted below has been satisfied. The February 23, 2009 grant was subject to a one-year performance period ending December 31, 2009. The August 1, 2009 and April 26, 2010 grants had performance periods of eighteen months and twelve months, respectively, each ending December 31, 2010. The Committee has certified the performance results for each of these awards, and they will vest only if the executive remains employed through the duration of the time-based vesting schedule below.

(2) This column shows the maximum number of shares payable under the performance-based restricted stock unit awards with a performance period commencing January 1, 2010 and ending December 31, 2011. The shares earned are also subject to a time-based vesting schedule noted below in the performance-based restricted stock/unit vesting table.

(3) The market value was calculated by multiplying the number of shares shown in the table by $15.37, which was the closing market price on December 31, 2010, the last trading day of our fiscal year.

Options Vesting Table

Grant Date	Vesting Schedule
10/24/2007	Fully vested on 02/23/2009
02/23/2010 03/01/2007 02/01/2009 09/06/2006 12/01/2008 04/17/2006 03/01/2008 02/13/2006 10/01/2007 08/08/2005 06/01/2007 03/01/2005 05/01/2007	Four-year vesting: 25% on each anniversary of the grant date

Time-Based Restricted Stock / Unit Vesting Table

Grant Date	Vesting Schedule
04/26/2010	Vests on 04/26/2013; performance award based on a period ending 12/31/2010; specified performance conditions have been met, as certified by the Committee in 2011
02/08/2010	A portion vests on 02/08/2012 and the remaining portion vests on 02/08/2013
10/26/2009	Three-year cliff vesting: 100% on the third anniversary of the grant date
02/23/2009	Vests on 02/23/2012; performance award based on a period ending 12/31/2009; specified performance conditions have been met, as certified by the Committee in 2010
08/01/2009	Vests on 08/01/2012; performance award based on a period ending 12/31/2010; specified performance conditions have been met, as certified by the Committee in 2011

Performance-Based Restricted Stock / Unit Vesting Table

Grant Date	Vesting Schedule
02/23/2010	Vests on 12/31/2012, based on a performance period ending 12/31/2011, subject to satisfaction of specified performance conditions, as approved by the Committee

2010 Option Exercises and Stock Vested Table

The table below sets forth information for each Named Executive Officer with respect to: (i) the exercise of stock options in 2010; (ii) the vesting of restricted stock and stock unit awards during 2010; and (iii) the vesting of performance-based restricted stock units during 2010.

	Option Awards		Stock Awards	
Name (a)	**Number of Shares Acquired on Exercise (#) (b)**	**Value Realized on Exercise ($) (c)**	**Number of Shares Acquired on Vesting (#) (d)**	**Value Realized on Vesting[1] ($) (e)**
William Nuti	—	—	144,517	1,851,263
Robert Fishman	—	—	14,688	192,123
John Bruno	—	—	—	—
Peter Leav	—	—	—	—
Peter Dorsman	—	—	18,395	235,640

(1) The value realized on vesting equals the number of shares acquired multiplied by the closing market price of the Company's common stock on the acquisition date. The value includes amounts attributable to the payout of the performance-based restricted stock units for the period commencing October 1, 2007 and ending December 31, 2009. For Mr. Fishman, the value also includes amounts attributable to the payout of the grant of time-based restricted stock awarded on October 1, 2007.

Pension Benefits

The table below this discussion summarizes the present value of accrued benefits for all pension plans for which Messrs. Fishman and Dorsman are eligible. In 2004, we began transitioning our U.S. retirement program from a defined benefit to a defined contribution structure. In 2004, the Company closed its U.S. pension plans to new participants and froze pension benefits for existing U.S. participants under the age of 40. Effective December 31, 2006, these plans were frozen for all of the remaining participants, including the Named Executive Officers. Freezing the plans means that, while participants retain the pension benefits already accrued, no additional contributions will be made by the Company after the effective date of the freeze. Messrs. Dorsman and Fishman are the only Named Executive Officers eligible for benefits under our defined benefit pension plans. Because Messrs. Nuti, Bruno and Leav joined the Company after the plans had been closed to new participants, they are not eligible for benefits under our defined benefit pension plans.

NCR Pension Plan. The NCR Pension Plan is a non-contributory, qualified pension plan that previously covered all NCR employees based in the U.S. The NCR Pension Plan pays a monthly pension benefit and a PensionPlus benefit, each of which vests after the earlier of three years of service or attaining age 65. The full monthly pension benefit may begin at age 65, but, at the option of the participant, may be started between age 55 and 65 in a reduced amount after the participant has terminated employment. Participants who terminate from the Company after age 55 qualify for early retirement and may receive an unreduced benefit at age 62. The PensionPlus benefit may be taken as a lump sum after termination of employment, or may be used to increase the monthly pension benefit. The monthly pension benefit is computed by multiplying the following three items: (1) the participant's years of service with the Company; (2) a factor between 1.3 percent and 1.7 percent, depending on the participant's total years of service; and (3) the participant's modified average pay. Modified average pay is the average annual base pay and bonus received during a participant's career, with an adjustment to pay for earlier years when earnings typically were less. The PensionPlus benefit is computed as an account balance, although the account is for bookkeeping purposes only. The plan allocates to a participant's account each month 1.5 percent (3 percent in the case of employees hired on and after June 1, 2002) of the participant's compensation for such month, and also provides monthly interest credits on the participant's account balance. These interest credits will continue despite the plan being frozen, as long as the participant remains an employee of the Company. See Note 9 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 for a discussion of the relevant assumptions used in quantifying the present value of the current accrued benefit as reported in the Pension Benefits Table. Messrs. Fishman and Dorsman are the only Named Executive Officers who participate in the NCR Pension Plan.

NCR Nonqualified Excess Plan. The Company also maintains the NCR Nonqualified Excess Plan (the "Excess Plan"), which pays the additional pension benefits that would be paid under the NCR Pension Plan if certain federal limits on the amount of pay that may be considered under the NCR Pension Plan were not in effect. Benefits are calculated in the same way as under the NCR Pension Plan, and the benefits vest after the earlier of five years of service or attaining age 65. However, if the participant terminates from the Company prior to reaching age 55, the entire benefit is forfeited. See Note 9 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, for a discussion of the relevant assumptions used in quantifying the present value of the current accrued benefit as reported in the Pension Benefits Table. Mr. Dorsman is the only Named Executive Officer who is a participant in the Excess Plan.

Supplemental Retirement Plans. The Company also maintains a supplemental retirement plan for senior managers called the Retirement Plan for Officers of NCR (the "Officer Plan"). This plan covers senior managers appointed to specified executive levels after November 30, 1988. The Officer Plan pays monthly benefits in an amount equal to 2.5 percent of career average monthly pay for service after becoming a plan participant and vests after the earlier of five years of service or attaining age 65. The full monthly pension benefit may begin at age 62, but may be started between age 55 and 62 in a reduced amount at the option of the participant after the participant has terminated employment. See Note 9 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, for a discussion of the relevant assumptions used in quantifying the present value of the current accrued benefit as reported in the Pension Benefits Table. Mr. Dorsman is the only Named Executive Officer who is a participant in the Officer Plan.

2010 Pension Benefits Table

Named Executive Officer	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
William Nuti(1)	N/A	N/A	N/A
Robert Fishman	NCR Pension Plan	13.6	168,361
John Bruno(1)	N/A	N/A	N/A
Peter Leav(1)	N/A	N/A	N/A
Peter Dorsman(2)	NCR Pension Plan	18.3	188,339
	Officer Plan	1.6	20,749
	Excess Plan	1.6	61,018

(1) Messrs. Nuti, Bruno and Leav are not participants in, nor eligible with respect to, any of the Company's pension plans because all of the U.S. plans were closed to new participants prior to their respective employment dates.
(2) Pursuant to the terms of the Officer Plan, Mr. Dorsman has been credited with fewer years of service under the Officer Plan than his years of service with the Company because he did not become eligible for Officer Plan participation until the attainment of executive status.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below show the amount of compensation that would have been paid, and/or benefits that would have been provided, to each of the Named Executive Officers in the event of specific types of terminations of each such executive's employment as of December 31, 2010, as required by the current disclosure rules. The tables also show the "full walk-away" number for each Named Executive Officer.

A description of death and disability benefits and treatment of equity upon termination is provided below. See "Retirement Benefits", "Change in Control Arrangements" and "Severance Benefits" sections in the *Compensation Discussion and Analysis* for a description of such items. The plans and agreements discussed in "Change in Control Arrangements" and "Severance Benefits" in the *Compensation Discussion and Analysis* include the following material conditions to the receipt of compensation and/or benefits.

In the case of the Change in Control Severance Plan, the compensation and/or benefits provided to each participant are based upon a "tier" level and conditioned upon such participant's execution of a restrictive covenant and release agreement that includes, among other items, an eighteen-month non-competition, non-solicitation and confidentiality provision. Each Named Executive Officer participated in the Change in Control Severance Plan in 2010, including Mr. Fishman who became a participant in the plan as of February 23, 2010. Under this plan, if the executive's employment is terminated by us other than for "cause", death or disability or if the executive resigns for "good reason" within two years after a "change in control" (or within six months prior to a change in control, if the executive can demonstrate that the termination occurred in connection with a change in control), then the Company or its successor will be obligated to pay or provide the following benefits:

- A payment equal to 300 percent of the executive's annual base salary and targeted bonus opportunity under the Management Incentive Plan for Tier I (Mr. Nuti), and 200 percent of the executive's annual base salary and targeted bonus opportunity under the Management Incentive Plan for Tier II (the other Named Executive Officers);
- A payment equal to a pro rata portion of the current year's target bonus opportunity under the Management Incentive Plan, based on the number of days in the year prior to the date of termination;
- Accelerated vesting of all performance-based and time-based restricted stock, restricted stock units and options;
- Medical and dental benefits and life insurance coverage for the executive and his or her dependents at the same level he or she received during his or her employment for a period of three years for Tier I (Mr. Nuti) and two years for Tier II (the other Named Executive Officers);
- Outplacement assistance for a period of one year; and
- An excise tax gross-up, if applicable, only for individuals who were participants in the plan prior to January 27, 2010.

For purposes of the plan, the term "cause" generally means the willful and continued failure to perform assigned duties or the willful engaging in illegal or gross misconduct that materially injures the Company. The term "good reason" generally means: (i) a reduction in duties or reporting requirements; (ii) a reduction in base salary; (iii) failure to pay incentive compensation when due; (iv) a reduction in target or maximum incentive opportunities; (v) failure to continue the equity award or other employee benefit programs; (vi) a relocation of an executive's office by more than forty miles; or (vii) failure to require a successor to assume the plan.

The term "change in control" generally means any of the following: (i) an acquisition of 30% or more of our stock by any person or group, other than the Company, our subsidiaries or employee benefit plans; (ii) a change in the membership of our Board of Directors, such that the current incumbents and their approved successors no longer constitute a majority; (iii) a reorganization, merger, consolidation or sale or other disposition of substantially all of our assets in which any one of the following is true – our old stockholders do not hold at least

50% of the combined enterprise, there is a 30%-or-more stockholder of the combined enterprise (other than as a result of conversion of the stockholder's pre-combination interest in the Company), or the members of our Board of Directors (immediately before the combination) do not make up a majority of the board of the combined enterprise; or (iv) stockholder approval of a complete liquidation.

In the case of severance agreements, it is generally our practice to negotiate the terms of such agreements, when needed, with each of our executives, including our Named Executive Officers. Such negotiated agreements typically include non-competition, non-solicitation and confidentiality provisions. A description of the U.S. Reduction-in-Force Plan and the severance arrangement with Messrs. Nuti and Leav is provided below.

The U.S. Reduction-in-Force Plan provides our U.S. employees with one week of separation pay for each full year of service (employees with one year of service or less receive a minimum of two weeks of separation pay, while employees with either two or three full years of service receive a minimum of four weeks of separation pay). Payments are capped at an amount equal to 26 weeks of separation pay. The plan also provides employees with outplacement services to assist them with securing new employment and the continuation of Company-subsidized medical coverage for them and their dependents for up to 26 weeks. Finally, the plan gives us the discretion to increase the number of weeks of separation pay that an employee receives. It is generally our practice to negotiate such terms with each of our executives, including our Named Executive Officers.

We entered into a letter agreement dated as of July 29, 2005 with Mr. Nuti when he became our CEO. The severance-related compensation and benefits to be provided pursuant to the terms of the letter agreement are conditioned upon Mr. Nuti's compliance with an eighteen-month non-competition and non-solicitation provision, and a confidentiality provision. The terms of the arrangement, which were determined through the negotiation process, provide that in the event we terminate his employment (other than for cause) or if he were to voluntarily terminate employment for good reason, he would receive:

- A payment equal to 150 percent of his annual base salary;
- A payment equal to 150 percent of his targeted bonus opportunity under the Management Incentive Plan;
- A payment equal to a pro rata portion of the applicable award payout under the Management Incentive Plan for the year in which the severance occurs; and
- Medical benefits for himself and his dependents, equal to the level he received during his employment, for a period of 18 months.

For purposes of the letter agreement with Mr. Nuti, the terms "cause" and "good reason" are defined by reference to the Change in Control Severance Plan, as described above, except that the following additional items constitute "good reason" for Mr. Nuti to terminate his employment: (i) a reduction in his job title; (ii) a material adverse change in his position, office or duties (including removal or non re-election to the Board); or (iii) a material breach of his employment agreement.

We entered into a letter agreement dated as of December 28, 2008 with Mr. Leav when he was hired as our Senior Vice President, Worldwide Sales. The severance-related compensation and benefits to be provided pursuant to the terms of the letter agreement are conditioned upon Mr. Leav's compliance with a twelve-month non-competition and non-solicitation provision, and a confidentiality provision. The terms of the arrangement, which were determined through the negotiation process, provide that in the event we terminate his employment other than for cause (defined as willful and continued failure to perform substantially the duties required or willful engagement in illegal conduct or gross misconduct) within the first two years of employment, he would receive a cash severance payment equal to 6 months of his base salary, paid in a lump sum. The letter agreement provides that Mr. Leav must sign a release of claims against the Company prior to receiving the severance. As of January 26, 2011, Mr. Leav had been employed by the Company for two years and therefore he is no longer eligible for this severance payment under the terms of the letter agreement, but continues to remain eligible for standard severance benefits under the U.S. Reduction-in-Force Plan.

Death and Disability Benefits

Benefits provided to Named Executive Officers under the termination scenarios of death or disability depend on the individual level of benefits chosen by the Named Executive Officer during the annual benefits enrollment process. The Named Executive Officers receive the same Company-provided life insurance coverage, short-term disability coverage, and long-term disability coverage as the general Company population. These core coverages are 100 percent of base salary for life insurance (up to a maximum benefit of $1,200,000 for core life insurance; additional limits apply if supplemental coverage is purchased), 100 percent of base salary for six weeks and 66.67 percent of base salary for the remainder of a 26-week period for short-term disability coverage, and 50 percent of base salary for the duration of an employee's long-term disability for long-term disability coverage (up to a maximum of $15,000 per month). Each employee has the option of opting out or choosing a higher level of coverage at his or her own expense.

Treatment of Equity upon Termination

Under the Stock Incentive Plan, the treatment of outstanding equity awards held by our Named Executive Officers upon termination of employment and/or a change in control differs based on the form of equity award, the reason for the termination and whether the equity award will be assumed or replaced in connection with the change in control event, as summarized below.

Stock Options. In general, any unvested stock options held by a Named Executive Officer will vest and become exercisable:

- upon termination of the officer's employment due to death or long-term disability;
- upon a change in control of the Company in which the officer's stock options are not assumed by the acquiror; or
- upon termination of employment within 24 months (i) following a change in control of the Company in which the officer's stock options are assumed by the acquirer, and (ii) such termination of employment is other than for "cause" or "disability," or, if the officer is subject to the NCR Change in Control Severance Plan or other applicable severance plan, termination of the officer's employment for "good reason."

Any unvested stock options held by a Named Executive Officer are forfeited upon termination of the officer's employment due to retirement, a reduction-in-force or voluntary resignation, and all stock options, whether vested or unvested, are forfeited upon termination of the officer's employment for "cause."

Restricted Stock and Restricted Stock Units. In general, any unvested restricted stock or restricted stock units (RSUs) held by a Named Executive Officer will vest:

- upon termination of the officer's employment due to death or long-term disability;
- upon a change in control of the Company in which the officer's restricted stock and/or RSUs are not assumed by the acquiror; or
- upon termination of employment within 24 months (i) following a change in control of the Company in which the officer's restricted stock and/or RSUs are assumed by the acquiror, and (ii) such termination of employment is other than for "cause" or "disability," or, if the officer is subject to the NCR Change in Control Severance Plan or other applicable severance plan, termination of the officer's employment for "good reason."

A pro rata portion of any unvested restricted stock and/or RSUs held by a Named Executive Officer will vest upon termination of the officer's employment due to retirement or a reduction-in-force, with such pro rata portion being determined based on the length of the officer's service during the applicable vesting period. All unvested restricted stock and/or RSUs are forfeited upon the officer's voluntary resignation, or termination of the officer's employment for "cause."

Performance Based Restricted Stock and Restricted Stock Units. In general, any unvested performance-based restricted stock or RSUs held by a Named Executive Officer will vest:

Event(s)	Summary of Treatment
Termination due to Death, Long-Term Disability, Retirement or Reduction-in-Force	***2008 Awards.*** Pro rata portion of award vests based on actual Company performance results on original vesting date; pro rata portion determined by length of service during performance period. ***2009-2010 Awards.*** Pro rata portion of award vests based on actual Company performance results after end of performance period and Committee certification of performance results; pro rata portion determined by length of service during 36-month period following date of grant.
Voluntary Resignation **Involuntary Termination for Cause**	Any unvested portion of award is forfeited.
Change in Control ("CIC") (if awards are assumed or replaced)	***2008-09 Awards.*** Award remains outstanding; provided, that: • if CIC occurs on or before first anniversary of date of grant, award vests at end of performance period at "target" level; and • if CIC occurs after first anniversary of date of grant, award vests at end of performance period based on actual performance. ***2010 Awards.*** Award remains outstanding; provided, that: • if CIC occurs on or before December 31, 2010, award vests at end of original vesting period at "target" level; • if CIC occurs after December 31, 2010, award vests at end of original vesting period based on actual performance. In addition, for 2008-2010 awards, upon involuntary termination other than for "cause" or "disability," or, in the case of employees who are subject to the NCR Change in Control Severance Plan or other applicable severance plan, voluntary termination for "good reason," in each case within 24 months after CIC, award vests immediately (at levels described above depending on when CIC occurs).
Change in Control ("CIC") (if awards are not assumed)	***2008-09 Awards.*** Award vests immediately prior to CIC: • if CIC occurs on or before first anniversary of grant, award vests at "target" level; and • if CIC occurs after first anniversary of grant, award vests based on actual performance. ***2010 Awards.*** Award vests immediately prior to CIC: • if CIC occurs on or before December 31, 2010, award vests at "target" level; and • if CIC occurs after December 31, 2010, award vests based on actual performance.

In addition, equity awards are subject to cancellation if, during the participant's employment or within the twelve months following his employment, the participant competes with the Company, induces or attempts to induce any Company employee to terminate his or her employment with the Company, or solicits business from firms or companies (including customers) with which the participant worked during the two years prior to the participant's termination. Equity awards are subject to forfeiture if the participant fails to keep the terms of the award agreement confidential, or engages, as determined by the Committee, in misconduct in connection with the participant's employment.

2010 Potential Payments Upon Termination or Change in Control Table

The table that follows shows the estimated amounts each Named Executive Officer would have received upon the occurrence of the events listed in the table as of December 31, 2010.

	Change in Control[1]	Reduction-in-Force[2]	Death	Disability	Voluntary Resignation/ Termination for Cause
William Nuti					
Cash	$ 7,500,000	$ 3,750,000	N/A	N/A	N/A
Prorata Bonus[3]	1,500,000	1,500,000	1,500,000	1,500,000	N/A
Stock Options[4],[5]	650,767	—	650,767	650,767	N/A
Restricted Stock & Performance-Based Shares[4],[5],[6]	9,161,673	7,632,169	7,632,169	7,632,169	N/A
Welfare Benefits	43,621	15,555	N/A	N/A	N/A
Excise Tax Gross-Up[4],[7],[8],[9],[10]	7,393,021	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance[11]	N/A	N/A	1,200,000	N/A	N/A
Disability Payments[12]	N/A	N/A	N/A	N/A	N/A
SubTotal	$26,259,082	$12,907,724	$10,982,936	$ 9,782,936	$ —
Vested Benefits					
Vested and Outstanding Stock Options[4]	$ —	$ —	$ —	$ —	$ —
Savings Plan	336,750	336,750	336,750	336,750	336,750
Pension[13]	—	—	—	—	—
SubTotal	$ 336,750	$ 336,750	$ 336,750	$ 336,750	$336,750
TOTAL[14]	**$26,595,832**	**$13,244,474**	**$11,319,686**	**$10,119,686**	**$336,750**
Robert Fishman					
Cash	$ 1,680,000	$ 200,000	N/A	N/A	N/A
Prorata Bonus[3]	393,507	393,507	393,507	393,507	N/A
Stock Options[4],[5]	47,329	—	47,329	47,329	N/A
Restricted Stock & Performance-Based Shares[4],[5],[6]	671,023	144,446	144,446	144,446	N/A
Welfare Benefits	24,651	4,938	N/A	N/A	N/A
Excise Tax Gross-Up[7]	—	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance[11]	N/A	N/A	1,440,000	N/A	N/A
Disability Payments[12]	N/A	N/A	N/A	N/A	N/A
SubTotal	$ 2,826,510	$ 752,891	$ 2,025,282	$ 585,282	$ —
Vested Benefits					
Vested and Outstanding Stock Options[4]	$ —	$ —	$ —	$ —	$ —
Savings Plan	399,181	399,181	399,181	399,181	399,181
Pension[13]	142,096	142,096	77,842	142,096	142,096
SubTotal	$ 541,277	$ 541,277	$ 477,023	$ 541,277	$541,277
TOTAL[14]	**$ 3,367,787**	**$ 1,294,168**	**$ 2,502,305**	**$ 1,126,559**	**$541,277**

Proxy Statement

	Change in Control[1]	Reduction-in-Force[2]	Death	Disability	Voluntary Resignation/ Termination for Cause
John Bruno					
Cash	$ 3,150,000	$ 375,000	N/A	N/A	N/A
Prorata Bonus[3]	737,825	737,825	737,825	737,825	N/A
Stock Options[4],[5]	463,602	—	463,602	463,602	N/A
Restricted Stock & Performance-Based Shares[4],[5],[6]	5,089,022	573,899	573,899	573,899	N/A
Welfare Benefits	26,247	4,938	N/A	N/A	N/A
Excise Tax Gross-Up[4],[7],[8],[9],[10]	2,367,594	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance[11]	N/A	N/A	1,200,000	N/A	N/A
Disability Payments[12]	N/A	N/A	N/A	N/A	N/A
SubTotal	$11,844,290	$1,701,662	$2,975,326	$1,775,326	$ —
Vested Benefits					
Vested and Outstanding Stock Options[4]	$ 297,952	$ 297,952	$ 297,952	$ 297,952	$297,952
Savings Plan	51,524	51,524	51,524	51,524	51,524
Pension[13]	—	—	—	—	—
SubTotal	$ 349,476	$ 349,476	$ 349,476	$ 349,476	$349,476
TOTAL[14]	**$12,193,766**	**$2,051,138**	**$3,324,802**	**$2,124,802**	**$349,476**
Peter Leav					
Cash	$ 1,757,500	$ 237,500	N/A	N/A	N/A
Prorata Bonus[3]	420,560	420,560	420,560	420,560	N/A
Stock Options[4],[5]	534,284	—	534,284	534,284	N/A
Restricted Stock & Performance-Based Shares[4],[5],[6]	2,674,795	545,808	545,808	545,808	N/A
Welfare Benefits	10,377	4,938	N/A	N/A	N/A
Excise Tax Gross-Up[4],[7],[8],[9],[10]	1,694,581	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance[11]	N/A	N/A	450,000	N/A	N/A
Disability Payments[12]	N/A	N/A	N/A	N/A	N/A
SubTotal	$ 7,102,097	$1,218,806	$1,950,652	$1,500,652	$ —
Vested Benefits					
Vested and Outstanding Stock Options[4]	$ 298,999	$ 298,999	$ 298,999	$ 298,999	$298,999
Savings Plan	17,194	17,194	17,194	17,194	17,194
Pension[13]	—	—	—	—	—
SubTotal	$ 316,193	$ 316,193	$ 316,193	$ 316,193	$316,193
TOTAL[14]	**$ 7,418,290**	**$1,534,999**	**$2,266,845**	**$1,816,845**	**$316,193**

	Change in Control(1)	Reduction-in-Force(2)	Death	Disability	Voluntary Resignation/ Termination for Cause
Peter Dorsman					
Cash	$1,498,500	$ 202,500	N/A	N/A	N/A
Prorata Bonus(3)	358,583	358,583	358,583	358,583	N/A
Stock Options(4),(5)	85,783	—	85,783	85,783	N/A
Restricted Stock & Performance-Based Shares(4),(5),(6)	1,138,871	1,056,823	1,056,823	1,056,823	N/A
Welfare Benefits	24,559	4,938	N/A	N/A	N/A
Excise Tax Gross-Up(4),(7),(8),(9),(10)	—	N/A	N/A	N/A	N/A
Outplacement	10,000	10,000	N/A	N/A	N/A
Life Insurance(11)	N/A	N/A	760,000	N/A	N/A
Disability Payments(12)	N/A	N/A	N/A	N/A	N/A
SubTotal	$3,116,296	$1,632,844	$2,261,189	$1,501,189	$ —
Vested Benefits					
Vested and Outstanding Stock Options(4)	$ —	$ —	$ —	$ —	$ —
Savings Plan	164,391	164,391	164,391	164,391	164,391
Pension(13)	264,081	264,081	127,559	264,081	264,081
SubTotal	$ 428,472	$ 428,472	$ 291,950	$ 428,472	$428,472
TOTAL(14)	**$3,544,768**	**$2,061,316**	**$2,553,139**	**$1,929,661**	**$428,472**

(1) The payments reported in this column are based on the occurrence of a "double trigger" event (a qualifying change in control followed by a qualifying termination) in which the applicable equity awards are assumed in connection with a change in control. In the event that a qualifying change in control occurs and the applicable equity awards are not assumed, then the stock option and performance-based restricted stock unit awards would vest in full immediately prior to the change in control. In either case, the performance-based restricted stock unit awards would vest either at the target level or based on actual performance, depending on when the change in control occurs. The payments reported in this column assume that performance will be achieved at the target level for the performance-based restricted stock unit awards. No other benefits would be paid as a result of a change in control that is not followed by a qualifying termination.

(2) Except as described for Messrs. Nuti and Leav in Potential Payments Upon Termination or Change in Control, the amounts provided in this column are estimates (based on 26 weeks of severance) because the cash severance payment is subject to individual negotiation. For Mr. Nuti, the amount in this column equals the amount he would receive upon a termination without cause or for good reason under the terms of his employment agreement. For Mr. Leav, the amount in this column equals the amount he would receive upon a termination without cause under the terms of his employment agreement.

(3) The payments reported in this row are based on actual results under the Management Incentive Plan for 2010.

(4) Equity valuations assume closing price of NCR common stock on December 31, 2010 of $15.37.

(5) The payments reported in these rows include only unvested awards.

(6) The payments reported in this row assume that performance will be achieved at the target level for the performance-based restricted stock unit awards.

(7) Pursuant to an amendment to the Change in Control Severance Plan, the excise tax gross-up does not apply to any participant who enters the plan after January 27, 2010.

(8) For purposes of calculating the excise tax gross-up, the parachute value of stock options was calculated using the Black-Scholes option valuation methodology and the following assumptions:

(a) Volatility – 46.80%
(b) Dividend Yield – 0%
(c) Risk Free Rate – 2.27%
(d) Option Term – expected option term of 4.78 years less elapsed time since option grant or one year (depending on stock plan in effect at grant)

(9) Discount rates to determine the present values of the accelerated benefit of stock options and restricted shares for the parachute calculation were:

(a) Short Term – .38%
(b) Mid Term – 1.82%
(c) Long Term – 4.20%

(10) The excise tax gross-up is calculated using a 20% excise tax rate and a 40% individual income tax rate.
(11) Proceeds would be payable by a third-party insurer.
(12) Named Executive Officers in the U.S. are provided with core disability payments as discussed under the "Death and Disability Benefits" section of the *Compensation Discussion and Analysis.* Messrs. Nuti, Fishman, Bruno, Leav and Dorsman each opted for core coverage for 2010.
(13) The payments reported in this row represent the present value of the accumulated benefit under the Company's pension plans as of December 31, 2010. No Named Executive Officer was eligible for retirement as of December 31, 2010.
(14) The "Total" represents the "**full walk-away**" number including vested options and benefits under the Company's various retirement and pension plans. The amounts reported in "Savings Plan" include contributions made directly to such plans by the Named Executive Officers.

Pursuant to authority granted to it by NCR's Board of Directors, the Committee on Directors and Governance (the "Directors Committee") adopted the NCR Director Compensation Program, effective as of April 27, 2010. The Director Compensation Program provides for the payment of annual retainers, annual equity grants and initial equity grants to non-employee members of NCR's Board of Directors. Mr. Nuti does not receive remuneration for his service as Chairman of the Board of NCR.

Annual Retainer

Under the Director Compensation Program in effect in 2010, each non-employee member of NCR's Board received an annual retainer of $75,000. The Independent Lead Director, Ms. Levinson, received an additional annual retainer of $75,000 for her service in such role, and the members of the Audit Committee, including the Chair of the Audit Committee, received an additional retainer of $5,000. Additionally, the following directors received remuneration for their services as Committee Chairs: Mr. Boykin received $12,000 as Chair of the Audit Committee; Mr. Daichendt received $9,000 as Chair of Committee on Directors and Governance; and Ms. Levinson received $12,000 as Chair of the Compensation and Human Resource Committee.

In accordance with the Director Compensation Program in effect in 2010, each director had the option to receive his or her annual retainer in the form of cash or common stock, or an even distribution of both. In the below table the amounts reported in column (b) represent the annual retainer earned by the directors in 2010 and paid in cash. To the extent that a director elected to receive his or her annual retainer in common stock, such fees are not reported in column (b); however, the grant date fair value of the award, as determined in accordance with FASB ASC Topic 718, is reflected in column (c) in the below table.

Prior to January 1 of each year directors may elect to defer receipt of shares of common stock payable in lieu of cash until they cease to serve as a director of the Company. At the director's election, any such deferred amounts will be payable in cash or shares of NCR common stock.

Initial Equity Grant

The Director Compensation Program provides that upon initial election to the Board, each non-employee director will receive a grant of restricted stock or restricted stock units. A director may elect to defer receipt of the shares of common stock that would otherwise be received upon vesting of restricted stock or restricted stock units. The restricted stock or restricted stock units vest in four equal quarterly installments commencing three months after the grant date. Payment is made only in NCR common stock.

Annual Equity Grant

The Director Compensation Program provides that, on the date of each annual meeting of NCR's stockholders, each non-employee director will be granted restricted stock or restricted stock units, and options to purchase a number of shares of NCR common stock, the value of which is determined by the Directors Committee. As described in the Company's proxy statement filed in 2010, in February 2010, the Directors Committee recommended, and the Board agreed, that the value of the annual equity award to be granted to each non-employee director after NCR's 2010 annual meeting be increased, at the time such awards are approved, to $175,000. The Directors Committee and the Board determined that this action was appropriate based on a desire to retain and attract highly qualified and experienced directors, an increased workload for NCR's directors that was expected to and did continue into 2011 and will continue beyond 2011, a perceived negative impact of the change in the Company's pension expense on the value of the outstanding equity the directors hold, and a review of competitive board pay practices.

Pursuant to the Director Compensation Program, after NCR's 2010 annual meeting each non-employee director received an annual equity award valued at $175,000, which was divided equally between restricted stock units and stock options. Each non-employee director received $87,500 granted in the form of 5,908 restricted stock units with a grant date fair value of $77,749 and $87,500 granted in the form of options to purchase 13,830 shares of NCR common stock with a grant date fair value of $73,991. The exercise price for these options at the time of grant was $13.16, which was the closing price on May 1, 2010, the grant effective date.

Any restricted stock or restricted stock units awarded will vest in four equal quarterly installments commencing three months after the grant date. Any options granted will be fully vested and exercisable on the first anniversary of the grant. If the grant is made in the form of restricted stock units, a director may elect to defer receipt of the shares of common stock that otherwise would be received upon vesting of restricted stock units. In 2010 Messrs. Boykin, Clemmer and Prahalad elected to defer receipt of shares upon vesting of restricted stock units until the date upon which each of them ceases to serve as a director.

Mid-Year Equity Grant

The Director Compensation Program also provides that each non-employee director who is newly elected to the Board after the annual stockholders meeting may receive a grant of stock options and/or restricted stock or restricted stock units. Any restricted stock or restricted stock units awarded will vest in four equal quarterly installments commencing three months after the grant date. Any options granted will be fully vested and exercisable on the first anniversary of the grant. If the grant is made in the form of restricted stock units, a director may elect to defer receipt of the shares of common stock that would otherwise be received upon vesting of restricted stock or restricted stock units.

Stock Ownership Guidelines

The Board of Directors Corporate Governance Guidelines include stock ownership guidelines, which operate to promote commonality of interest between non-employee directors and our stockholders by encouraging our non-employee directors to accumulate a substantial stake in our common stock. The guidelines encourage the non-employee directors to accumulate ownership of NCR common stock equal to two times the amount of his or her annual retainer within three years after he or she is first elected to the NCR Board. For these purposes, ownership includes shares owned outright by the non-employee director, interests in restricted stock, restricted stock units or deferred shares. Stock options are not taken into consideration in determining whether a director has met the ownership guidelines. As of December 31, 2010, all of our non-employee directors who have served at least three years on the Board met or exceeded these guidelines.

2010 Director Compensation Table

The table below describes 2010 compensation for our non-employee directors. There were no amounts reportable under non-equity incentive plan compensation, change in pension value and nonqualified deferred compensation earnings or all other compensation in 2010.

Name (a)	Fees Earned or Paid in Cash ($) (b) (1)	Stock Awards ($) (c) (2),(3),(4)	Option Awards ($) (d) (5),(6)	Total ($) (h)
Linda Fayne Levinson; Independent Lead Director	81,000	158,772	73,991	313,763
Quincy Allen	80,000	77,749	73,991	231,740
Edward (Pete) Boykin	—	169,774	73,991	243,765
Richard Clemmer	—	157,790	73,991	231,781
Gary Daichendt	42,000	119,781	73,991	235,772
Robert DeRodes	—	152,772	73,991	226,763
C.K. Prahalad(7)	—	20,010	—	20,010

(1) The below table shows the form of payment in which each director elected to receive his or her annual retainer for 2010, as well as the dollar value for each form.

Name	Cash ($)	Current Stock ($)	Deferred Stock ($)
Linda Fayne Levinson	81,000	81,000	—
Quincy Allen	80,000	—	—
Edward (Pete) Boykin	—	—	92,000
Richard Clemmer	—	—	80,000
Gary Daichendt	42,000	42,000	—
Robert DeRodes	—	75,000	—
C.K. Prahalad	—	—	20,000

(2) This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of the restricted stock unit awards granted to each non-employee director in 2010. See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 for an explanation of the assumptions made in valuing these awards. See "Initial Equity Grant", "Annual Equity Grant" and "Mid-Year Equity Grant" in the above narrative for the grant date fair value of this award.

(3) The amounts reported in this column also include the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of the restricted stock unit awards granted to each of Ms. Levinson and Messrs. Boykin, Clemmer, Daichendt, DeRodes and Prahalad, who elected to receive their annual retainers in the form of shares, as described in footnote 1 above. See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010, for an explanation of the assumptions made in valuing these awards. The below table shows the grant date fair value for annual retainers paid in stock to each director on a quarterly basis.

Name	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Linda Fayne Levinson	20,258	20,253	20,254	20,258
Quincy Allen	—	—	—	—
Edward (Pete) Boykin	23,005	23,004	23,007	23,009
Richard Clemmer	20,010	20,010	20,008	20,012
Gary Daichendt	10,502	10,508	10,509	10,513
Robert DeRodes	18,754	18,762	18,755	18,751
C.K. Prahalad	20,010	—	—	—

(4) All non-employee directors had 2,954 restricted stock units unvested and outstanding as of December 31, 2010.

(5) This column shows the aggregate grant date fair value, as determined in accordance with FASB ASC Topic 718, of the stock options granted to each non-employee director in 2010. See Note 8 to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010 for an explanation of the assumptions made in valuing these awards. See "Annual Equity Grant" in the above narrative for the grant date fair value of this award.

(6) The below table shows the option awards outstanding as of December 31, 2010 for each of the non-employee directors who served in 2010.

Name	Options Outstanding as of December 31, 2010
Linda Fayne Levinson	95,092
Quincy Allen	37,408
Edward (Pete) Boykin	83,092
Richard Clemmer	40,116
Gary Daichendt	47,092
Robert DeRodes	40,116
Estate of C.K. Prahalad	81,262

(7) Mr. Prahalad ceased to be a director of the Company on April 26, 2010 due to his passing.

EQUITY COMPENSATION PLAN INFORMATION

The table below shows information regarding awards outstanding and shares available for issuance as of December 31, 2010 under our Management Stock Plan that was in effect until April 25, 2006 and our NCR Corporation 2006 Stock Incentive Plan (as amended and restated effective December 31, 2008) that was adopted April 26, 2006 (referred to below in this section as the "Stock Incentive Plan").

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
Management Stock Plan[1]	4,357,847	$13.62	0
Stock Incentive Plan[2]	9,630,816[3]	$17.48	8,154,596
Equity compensation plans not approved by security holders:	0	0	
Total	13,988,663	$15.72	8,154,596

(1) The NCR Management Stock Plan was adopted with stockholder approval, effective January 1, 1997. There were no shares authorized under the plan as of December 31, 2007. The NCR Management Stock Plan was terminated as of April 26, 2006, upon the stockholders' approval of the Stock Incentive Plan; however, such termination did not affect awards previously granted and outstanding under the NCR Management Stock Plan.

(2) The Stock Incentive Plan was adopted with stockholder approval, effective April 26, 2006.

(3) Includes a total of 2,548,964 performance-based restricted stock units that were outstanding under the Stock Incentive Plan as of December 31, 2010.

RELATED PERSON TRANSACTIONS

Under its charter, the Committee on Directors and Governance is responsible for the review of all related party transactions. In January 2007, the Board of Directors formalized in writing a Related Person Transactions Policy that provides that each related person transaction be considered for approval or ratification (i) by the Company's Committee on Directors and Governance or (ii) if the Committee on Directors and Governance determines that the approval or ratification of the related person transaction should be considered by all of the disinterested members of the Board of Directors, by such disinterested members of the Board of Directors by the vote of a majority thereof.

The policy requires each director and executive officer of the Company to use reasonable efforts to report to the Company's General Counsel any transaction that could constitute a related person transaction prior to the transaction. The General Counsel must advise the Chairman of the Committee on Directors and Governance of any related person transaction of which the General Counsel becomes aware, whether as a result of reporting or otherwise. The Committee on Directors and Governance then considers each such related person transaction, unless the Committee determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board of Directors, in which case such disinterested members of the Board of Directors consider the transaction. Except as set forth below, a related person transaction that is not approved in advance shall not be entered into by the Company unless the effectiveness of the transaction is expressly subject to ratification by the Committee on Directors and Governance or the disinterested members of the Board, as applicable.

If the Company enters into a transaction that it subsequently determines is a related person transaction or a transaction that was not a related person transaction at the time it was entered into but thereafter became a related person transaction, then in either such case the related person transaction shall be presented to the Committee on Directors and Governance or the disinterested members of the Board of Directors, as applicable, for ratification. If such related person transaction is not ratified, then the Company shall take all reasonable actions to attempt to terminate the Company's participation in that transaction.

Under the policy, a related party transaction generally means any transaction involving or potentially involving an amount in excess of $120,000 in which the Company or any of its subsidiaries is a participant and in which any of its directors or director nominees, executive officers or 5% stockholders, or any immediate family members of any of the foregoing, has or will have a direct or indirect material interest.

In considering whether to approve or ratify a related person transaction or relationship, the Committee on Directors and Governance or the disinterested members of the Board of Directors, as applicable, considers all relevant factors, including:

- the size of the transaction and the amount payable to a related person;
- the nature of the interest of the related person in the transaction;
- whether the transaction may involve a conflict of interest; and
- whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

Transactions and relationships that are required to be disclosed under applicable securities laws and regulations are disclosed in the Company's proxy statement. Since the beginning of the Company's 2010 fiscal year, the Committee on Directors and Governance has not identified any related party transactions requiring such disclosure.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents the approximate fees for professional audit services rendered by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), for the audit of the Company's financial statements for fiscal years 2010 and 2009, as well as the approximate worldwide fees billed for other services rendered by PricewaterhouseCoopers to the Company in such years:

Service	2010	2009
Audit Fees(1)	$5,179,955	$5,201,700
Audit-Related Fees(2)	$ 238,000	$ 249,000
Subtotal	$5,417,955	$5,450,700
Tax Fees(3)	$1,340,750	$1,065,100
All Other Fees(4)	$ 9,500	$ 135,600
Subtotal	$1,350,250	$1,200,700
Total Fees	$6,768,205	$6,651,400

(1) Includes fees required for the review and examination of NCR's consolidated financial statements, the audit of internal controls over financial reporting, quarterly reviews of interim financial statements, statutory audits, and consultations by management as to the accounting or disclosure treatment of transactions or events and the actual or potential impact of final or proposed rules, standards or interpretations by regulatory and standard setting bodies. Also includes attestation services and review services associated with the Company's filings with the SEC.

(2) Includes fees related to financial audits of employee benefit plans and services related to the filing of securities reports for one of the Company's international subsidiaries.

(3) Generally includes tax compliance, tax advice, tax planning and expatriate services. In 2010 and 2009 respectively, fees for tax services include:

(a) $36,250 and $34,600 for tax compliance including the preparation, review and filing of tax returns;

(b) $12,000 and $40,000 for tax audit, consultation and assistance;

(c) $892,500 and $390,500 for local country statutory financial statement services incidental to the preparation of local country tax returns and tax consultation services among other things; and

(d) $400,000 and $600,000 for expatriate services including tax return preparation, tax equalization calculations, tax consultancy, and related international assignment administration services.

(4) Includes fees for all other work performed by PricewaterhouseCoopers that does not meet the above category descriptions. In 2010, of these fees: approximately 42% related to an attestation engagement in Spain related to compliance with electronic waste legislation, approximately 32% related to licensing and proprietary software for accounting research and the remainder (less than $2,500) related to other miscellaneous projects. In 2009, of these fees: approximately 68% of these fees related to human resources consulting in the Netherlands, approximately 11% related to a tax function effectiveness and process improvement review, approximately 10% related to finalization of regulatory reports, approximately 5% related to attestation engagement in Spain related to compliance with the electronic waste legislation, approximately 2% related to licensing and proprietary software for accounting research and approximately 4% (less than $5,000) related to other miscellaneous projects in Thailand, Zimbabwe and the Netherlands.

The charter of the Audit Committee requires that all auditing and non-auditing services to be provided to the Company by its independent accountants be pre-approved by the Committee. The Committee has adopted policies and procedures regarding its pre-approval of these services (the "Pre-Approval Policy"). The Pre-Approval Policy, which is designed to assure that the provision of such services does not impair the independence of the Company's independent registered public accounting firm, includes the following principles and restrictions, among others:

- In no case should NCR or its consolidated subsidiaries retain the Company's independent registered public accounting firm or its affiliates to provide management consulting services or any non-audit services that are not permitted under applicable laws and regulations, including, without limitation, the Sarbanes-Oxley Act of 2002 and the SEC's related rules and regulations.
- Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any other

non-audit services and tax consulting services will require specific pre-approvals by the Audit Committee and a determination that such services would not impair the independence of the Company's independent registered public accounting firm. Specific pre-approvals by the Audit Committee will also be required for any material changes or additions to the pre-approved services.

- The Audit Committee recommends that the ratio of total tax and all other non-audit services to total audit and audit-related services procured by the Company in a fiscal year be less than 1 to 1.
- The Audit Committee will not permit the exclusive retention of NCR's independent registered public accounting firm in connection with a transaction initially recommended by the independent auditors, the purpose of which may be tax avoidance and the tax treatment of which is not supported in applicable tax law.
- Pre-approval fee levels for all services to be provided by the independent registered public accounting firm will be established annually by the Audit Committee, and updated on a quarterly basis by the Audit Committee at its regularly scheduled meetings. Any proposed services significantly exceeding these levels will require separate pre-approval by the Audit Committee.
- The Corporate Controller will report to the Audit Committee on a quarterly basis regarding the status of all pre-approved audit, audit-related, tax and all other non-audit services provided by the Company's independent registered public accounting firm or its affiliates to NCR or its consolidated subsidiaries.
- Back-up documentation will be provided to the Audit Committee by management and/or the independent registered public accounting firm when requesting pre-approval of services by the Company's independent registered public accounting firm. At the request of the Audit Committee, additional detailed documentation regarding the specific services will be provided.
- Requests or applications to provide services that require separate approval by the Audit Committee will be submitted to the Audit Committee by the Chief Financial Officer, with the support of the independent registered public accounting firm, and must include a joint statement as to whether, in the view of management and the independent registered public accounting firm, the request or application is consistent with the SEC's rules on auditor independence.

At the beginning of each fiscal year, management and the Company's independent registered public accounting firm propose the audit and non-audit services to be provided by the firm during that year. The Audit Committee reviews and pre-approves the proposed services taking into account, among other things, the principles and restrictions set forth in the Pre-Approval Policy. Under the Pre-Approval Policy, the Audit Committee also has delegated to its Chair limited authority to grant pre-approvals for audit, audit-related, tax and other non-audit services in the event that immediate approval of a service is needed. The Chair must report any pre-approval decisions to the Audit Committee at its next scheduled meeting for its review and approval. The Audit Committee may not delegate to management its responsibilities to pre-approve services performed by the independent registered public accounting firm.

The audit, non-audit, tax and all other non-audit services provided by PricewaterhouseCoopers to the Company, and the fees charged for such services, are actively monitored by the Audit Committee as set forth in the Pre-Approval Policy on a quarterly basis to maintain the appropriate level of objectivity and independence in the firm's audit work for NCR. Part of the Audit Committee's ongoing monitoring includes a review of any de minimis exceptions as provided in the applicable SEC rules for non-audit services that were not pre-approved by the Audit Committee. In 2010 and 2009, of those total amounts reported above, all activities were pre-approved by the Audit Committee prior to commencement, thus no de minimis activity was reported.

BOARD AUDIT COMMITTEE REPORT

The Audit Committee consists of three directors, each of whom is independent as determined by the Board of Directors under the standards set forth in the Board's Corporate Governance Guidelines, which meet, and in some cases exceed, the listing standards of the New York Stock Exchange ("NYSE") and the applicable rules of the U.S. Securities and Exchange Commission ("SEC"). In accordance with NYSE rules, all members are "financially literate." In addition, three of its members are "audit committee financial experts" as defined under applicable SEC rules. A brief description of the responsibilities of the Audit Committee is set forth above under the caption "Committees of the Board." The Audit Committee acts under a charter adopted by the Board of Directors, which is periodically reviewed and revised as appropriate. The Audit Committee charter is available under "Corporate Governance" on the "About NCR" page of the Company's website at http://www.ncr.com/about_ncr/corporate_governance/committee_charters.jsp.

In general, NCR's management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), NCR's independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, as well as an independent audit of the Company's internal control over financial reporting.

In the course of fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with NCR management the Company's audited financial statements for fiscal year 2010, as well as its quarterly public earnings releases and its quarterly reports on Form 10-Q, and, together with the Board, has reviewed and discussed the Company's Annual Report on Form 10-K and this proxy statement. In addition, the Audit Committee discussed with PricewaterhouseCoopers, the Company's independent registered public accounting firm, the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee also has received the written disclosures and the letter from PricewaterhouseCoopers required by applicable requirements of the Public Company Accounting Oversight Board and has discussed with PricewaterhouseCoopers its independence. In connection with its discussions concerning the independence of its independent registered public accounting firm, the Audit Committee adopted its annual policy requiring that the Audit Committee pre-approve all audit and non-audit services provided by the Company's independent registered public accounting firm or its affiliates to NCR or its consolidated subsidiaries. The committee also reviewed its procedures for processing and addressing complaints regarding accounting, internal controls, or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. Finally, the Audit Committee has reviewed NCR's critical accounting policies and alternative policies with management and the Company's independent registered public accounting firm to determine that both are in agreement that the policies currently being used are appropriate.

The Audit Committee met in executive session at its regular meetings periodically throughout the year with both PricewaterhouseCoopers and the internal auditors. It also met privately on occasion with the Chief Financial Officer, who has unrestricted access to the committee.

Based on the reviews and the discussions referred to above, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the SEC.

Dated: February 22, 2011

The Audit Committee:

Edward P. Boykin, Chair
Quincy L. Allen
Richard L. Clemmer

DIRECTORS' PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2011
(Item 2 on Proxy Card)

The Board's Audit Committee has appointed PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as the Company's independent registered public accounting firm for 2011 and the Board has approved this selection. Although stockholder ratification of this appointment of the Company's independent registered public accounting firm is not required, the Board is asking that you ratify this appointment as a matter of good corporate governance.

PricewaterhouseCoopers has been the Company's independent registered public accounting firm for many years and is a leader in providing audit services to companies in the high-technology industry. The Board believes that PricewaterhouseCoopers is well qualified to serve as NCR's independent registered public accounting firm given its experience, global presence with offices or affiliates in or near most locations where NCR does business, and quality audit work in serving the Company. PricewaterhouseCoopers rotates its audit partners assigned to audit NCR at least once every five years and the Audit Committee has placed restrictions on the Company's ability to hire any employees or former employees of PricewaterhouseCoopers or its affiliates. Based on its "Pre-Approval Policy" (as defined above on page 69) and applicable SEC rules and guidance, the Audit Committee considered whether the provision during 2010 of the tax and other non-audit services described above under the caption "Fees Paid to Independent Registered Public Accounting Firm" was compatible with maintaining PricewaterhouseCoopers' independence and concluded that it was.

PricewaterhouseCoopers representatives will be present at the Annual Meeting where they will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

The Board of Directors and the Audit Committee recommend that you vote FOR this proposal. Proxies received by the Board will be voted FOR this proposal unless they specify otherwise. If the stockholders do not ratify the appointment of PricewaterhouseCoopers, the Audit Committee and the Board of Directors will reconsider the appointment, but may elect to maintain it.

DIRECTORS' PROPOSAL TO APPROVE, ON A NON-BINDING ADVISORY BASIS, EXECUTIVE COMPENSATION AS DISCLOSED IN THESE PROXY MATERIALS
(Item 3 on Proxy Card)

Our Board of Directors is submitting a "Say on Pay" proposal for stockholder consideration as required under the recently enacted Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). The Say on Pay proposal allows our stockholders to cast an advisory vote to approve the compensation of the Company's Named Executive Officers as disclosed in the *Compensation Discussion and Analysis* and accompanying compensation tables in this proxy statement. These disclosures are made in accordance with SEC executive compensation disclosure rules (Item 402 of Regulation S-K under the Securities Act and the Exchange Act).

Pursuant to the Dodd-Frank Act, this vote is an advisory vote only, and it is not binding on the Company, the Board of Directors or the Compensation and Human Resource Committee. Although this advisory vote is not binding on the Company, the Board and the Compensation and Human Resource Committee value the opinions of our stockholders. Accordingly, the Compensation and Human Resource Committee will consider the outcome of the Say on Pay vote when it makes future decisions regarding executive compensation.

As illustrated in our *Compensation Discussion and Analysis*, our executive compensation programs drive sustainable, long-term value creation and stock price appreciation, without encouraging unnecessary or excessive risk-taking, by establishing a common interest between our executives and our stockholders. Our compensation philosophy, and resulting compensation programs, dictate that a substantial portion of our compensation is performance-based. Of the compensation paid to our Named Executive Officers for 2010, 48% was performance-based in the case of our Chief Executive Officer and an average of 46% was performance-based in the case of our other Named Executive Officers. In addition, a substantial portion of our executive compensation remains "at risk" of forfeiture each year contingent upon whether our executives meet or exceed annual and long-term financial plan objectives. Please see the *Compensation Discussion and Analysis* and accompanying compensation tables beginning on pages 18 and 43, respectively, of this proxy statement for additional details about our executive compensation programs and information about the fiscal year 2010 compensation of our Named Executive Officers.

For the reasons discussed above, we are asking our stockholders to indicate their support for the compensation of our Named Executive Officers as described herein by voting FOR the approval, on a non-binding advisory basis, of the compensation of the Named Executive Officers as disclosed in this proxy statement pursuant to applicable SEC compensation disclosure rules (which disclosure includes the *Compensation Discussion and Analysis* and accompanying compensation tables in this proxy statement).

The Board of Directors recommends that you vote FOR the approval, on a non-binding advisory basis, of the compensation of our Named Executive Officers as disclosed in this proxy statement pursuant to the rules of the SEC. Proxies received by the Board of Directors will be voted FOR this proposal unless they specify otherwise.

DIRECTORS' PROPOSAL TO APPROVE A FREQUENCY OF EACH YEAR FOR FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION
(Item 4 on Proxy Card)

Our Board of Directors is also submitting a proposal for stockholder consideration as required under the Dodd-Frank Act that allows our stockholders to cast an advisory vote to indicate how often the advisory vote on executive compensation should occur. Under the Dodd-Frank Act, the advisory vote on executive compensation may occur once every one, two or three years. Under the applicable SEC regulations regarding this vote, our stockholders also have the option to abstain from voting on this matter. The Board has considered these options and recommends that you vote for an advisory vote on executive compensation that occurs each year.

The Board determined that an annual vote is the most appropriate option for the Company at this time because it will allow our stockholders to evaluate our executive compensation every year. Therefore, our stockholders will be able to continually assess whether we are achieving our compensation philosophy and designing our executive compensation program in a manner that is in the best interests of the Company and its stockholders.

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be considered the stockholders' recommendation as to the frequency of future advisory votes on executive compensation. Stockholders are not voting to approve or disapprove of the Board's recommendation. Instead, the proxy card provides stockholders with four choices with respect to this proposal: one year, two years, three years or stockholders may abstain from voting on the proposal. For the reasons discussed above, we are asking our stockholders to vote for a ONE YEAR frequency when voting on this proposal.

Although this advisory vote is not binding on the Company, the Board of Directors and the Compensation and Human Resource Committee value the opinions of our stockholders. Accordingly, the Board and the Compensation and Human Resource Committee will consider the outcome of the Say on Pay Frequency vote when it determines the frequency of future advisory votes on executive compensation.

The Board of Directors recommends that you vote FOR ONCE EACH YEAR for the frequency of future advisory votes on the compensation of our Named Executive Officers. Proxies received by the Board will be voted FOR ONCE EACH YEAR for the frequency of future votes on the compensation of our Named Executive Officers unless they specify otherwise.

DIRECTORS' PROPOSAL TO RE-APPROVE PERFORMANCE GOALS INCLUDED IN THE NCR CORPORATION 2006 STOCK INCENTIVE PLAN (AS AMENDED AND RESTATED EFFECTIVE AS OF DECEMBER 31, 2008) FOR THE PURPOSES OF SECTION 162(m) OF THE INTERNAL REVENUE CODE
(Item 5 on Proxy Card)

Why the Company is Seeking Stockholder Approval

Section 162(m) of the U.S. Internal Revenue Code, as amended, and the regulations promulgated thereunder (the "Code"), limits the deductibility of compensation paid to "covered employees" (within the meaning of Section 162(m) of the Code) in excess of $1 million unless the compensation, in relevant part, satisfies the "performance-based compensation" exception under Section 162(m) of the Code. Qualified performance-based compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals.

Section 162(m) of the Code requires stockholder approval of the material terms of the performance goals applicable to awards intended to qualify as performance-based compensation under the NCR Corporation 2006 Stock Incentive Plan, as amended and restated effective as of December 31, 2008 (the "SIP"), every five years if our Compensation and Human Resource Committee (the "Committee") has the authority to select from the list of enumerated performance goals initially approved by our stockholders the specific performance goals that would apply to awards intended to qualify as performance-based compensation granted under the SIP.

In 2006, our stockholders approved the list of enumerated performance goals applicable to qualified performance-based awards granted under the SIP. Because the Committee has the authority to select from this list of enumerated performance goals the specific performance goals that would apply to awards intended to qualify as performance-based compensation granted under the SIP, we are asking our stockholders to re-approve the materials terms of such performance goals, which are described below, for purposes of Section 162(m) of the Code. Note that we are not seeking approval for the SIP generally nor are we seeking approval for additional shares to be granted under the SIP. We are seeking re-approval of the performance goals under the SIP (and an amendment to the SIP, as described in the next Directors' Proposal) for purposes of Section 162(m) of the Code in order not to lose deductions with respect to such awards by reason of Section 162(m) of the Code.

Under Section 162(m) of the Code, the material terms of the performance goals required to be disclosed to and subsequently approved by stockholders of the Company include the employees eligible to receive compensation, a description of the business criteria on which the performance goals are based, and the maximum amount of compensation that can be paid to an employee.

Eligible Employees

The SIP provides for awards to eligible individuals, including directors, officers, employees, and consultants of the Company or any of its subsidiaries or affiliates, and prospective employees and consultants who have accepted offers of employment or consultancy from the Company or its subsidiaries or affiliates. Incentive stock options may be granted under the SIP only to employees of the Company and its subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code). Stock options and stock appreciation rights that are intended to be exempt from Section 409A of the Code may be granted only to the eligible individuals described above who are providing services to the Company or any corporation or other entity as to which the Company is an "eligible issuer of service recipient stock" within the meaning of Section 409A of the Code.

Awards may be granted upon approval of the Committee or the Chief Executive Officer pursuant to a limited delegation of authority. As a result, it is not possible to determine the number of individuals to whom awards will be made in the future under the SIP or the amounts of awards. However, as of February 1, 2011, approximately 19,100 employees of the Company were eligible to participate in the SIP. The current executive officers of the

Company named in the Summary Compensation Table in this proxy statement and each of the directors of the Company are among the individuals eligible to receive awards under the SIP.

Business Criteria for Performance Goals

The SIP provides that, in order to meet the performance-based compensation exception under Section 162(m) of the Code, performance goals may be established by the Committee for awards of restricted stock, restricted stock units, performance units, and other stock-based awards. (Awards of stock options and stock appreciation rights granted under the SIP are intended to separately meet the performance-based compensation exception under Section 162(m) of the Code based on the SIP's terms and conditions and the operation of the SIP.)

In the case of awards intended to qualify as performance-based compensation under the SIP based on one or more applicable performance goals, such performance goals shall be based on the attainment of specified levels of one or more of the following measures: revenues; revenue growth; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); earnings per share; operating income (including non-pension operating income); pre- or after-tax income; cash flow (before or after dividends); cash flow per share (before or after dividends); gross margin; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; return on assets or operating assets; economic value added (or an equivalent metric); stock price appreciation; total stockholder return (measured in terms of stock price appreciation and dividend growth); cost control; gross profit; operating profit; cash generation; unit volume; stock price; market share; sales; asset quality; cost saving levels; marketing spending efficiency; core non-interest income; or change in working capital, in each case with respect to the Company or any one or more subsidiaries, divisions, business units or business segments of the Company either in absolute terms or relative to the performance of one or more other companies or an index covering multiple companies.

The Committee may, in its sole discretion, adjust performance goals applicable to any awards to reflect any unusual or non-recurring events and other extraordinary items, the impact of charges for restructurings, discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis, or other Company SEC filings. In the case of performance goals applicable to awards intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code, any such adjustment by the Committee may not violate Section 162(m) of the Code.

Individual Maximum Amounts

Subject to adjustment in certain cases as provided in the SIP, the SIP provides that, during any consecutive 36-month period, no participant in the SIP may be granted (i) restricted stock, restricted stock units, performance units, and other stock-based awards subject to the achievement of performance goals covering in excess of 750,000 shares of common stock of the Company, or (ii) options and free-standing stock appreciation rights covering in excess of 2,000,000 shares of common stock of the Company. The Committee made certain adjustments in 2007 in connection with the spin-off of a division of the Company into its own independent, publicly-held company now known as Teradata Corporation, including an adjustment to the maximum number of awards that may be granted to a single participant in any consecutive 36-month period. After applying the adjustment methodology adopted by the Committee, during any consecutive 36-month period, no participant in the SIP may be granted (i) restricted stock, restricted stock units, performance units, and other stock-based awards subject to the achievement of performance goals covering in excess of 1,090,045 shares of common stock of the Company, or (ii) options and free-standing stock appreciation rights covering in excess of 2,906,787 shares of common stock of the Company. The maximum value of the property that may be paid to a participant pursuant to performance units in any year is $10,000,000.

As discussed in more detail below under Item 6 of this proxy statement, we are asking our stockholders to approve an amendment to the above per-individual award limitations to provide that during any consecutive

12-month period, no participant in the SIP may be granted (i) restricted stock, restricted stock units, performance units, and other stock-based awards subject to the achievement of performance goals covering in excess of 1,000,000 shares of common stock of the Company, or (ii) options and free-standing stock appreciation rights covering in excess of 3,000,000 shares of common stock of the Company. Consistent with the terms of the SIP in effect as of the date hereof, shares underlying awards that expire or are forfeited or terminated without being exercised will again be available for the grant of additional awards within the limits provided by the SIP. Shares withheld by or delivered to the Company to satisfy the exercise price of options or tax withholding obligations will not be deemed to have been issued under the SIP. In addition, shares underlying awards outstanding under the NCR Management Stock Plan that expire or are forfeited or terminated without being exercised or that are settled for cash will again be available for the grant of additional awards under the SIP, within the limits provided by the SIP.

If our stockholders approve the above per-individual limitations in connection with Item 6 of this proxy statement, the SIP will be amended to provide that during any consecutive 12-month period, no participant in the SIP may be granted (i) restricted stock, restricted stock units, performance units, and other stock-based awards subject to the achievement of performance goals covering in excess of 1,000,000 shares of common stock of the Company, or (ii) options and free-standing stock appreciation rights covering in excess of 3,000,000 shares of common stock of the Company. If the proposal in Item 6 is not approved by our stockholders, we will not be able to grant awards to any individual during any consecutive 36-month period covering a number of shares in excess of the limitations currently effective under the SIP (subsequent to the adjustments made by the Committee in connection with the spin-off of Teradata Corporation), as described above.

This proposal and the description of the SIP herein address only the material terms of the performance goals that apply to awards granted under the SIP intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. The description is qualified in its entirety by the full text of the SIP, as proposed to be amended pursuant to Item 6 of this proxy statement, which is filed as Exhibit A to this proxy statement.

Approval Standard Under Section 162(m) of the Code

Under Section 162(m) of the Code, the material terms of a performance goal are approved by stockholders if, in a separate vote, a majority of the votes cast (in person or by proxy) on the issue are cast in favor of approval.

Board Recommendation

The Board of Directors of the Company believes that the re-approval of the material terms of the performance goals applicable to awards intended to qualify as performance-based compensation granted under the SIP, as described above for purposes of Section 162(m) of the Code, is in the best interests of the Company and its stockholders and will permit the Committee to continue to grant performance-based awards under the SIP that meet the requirements for tax deductibility under Section 162(m) of the Code.

The Board of Directors recommends that you vote FOR the re-approval of the performance goals applicable to awards intended to qualify as performance-based compensation granted under the SIP for purposes of Section 162(m) of the Code. Proxies received by the Board will be voted FOR this proposal unless they specify otherwise.

DIRECTORS' PROPOSAL TO AMEND INDIVIDUAL AWARD LIMITATIONS INCLUDED IN THE NCR CORPORATION 2006 STOCK INCENTIVE PLAN (AS AMENDED AND RESTATED EFFECTIVE AS OF DECEMBER 31, 2008)

(Item 6 on Proxy Card)

Why the Company is Seeking Stockholder Approval

The SIP provides for limitations regarding the number of shares and the value of property that may be subject to awards granted to any individual under the SIP. As noted in Item 5, the SIP currently provides, following the adjustment made in connection with the spin-off of Teradata Corporation, that during any consecutive 36-month period, no participant in the SIP may be granted (i) restricted stock, restricted stock units, performance units, and other stock-based awards subject to the achievement of performance goals covering in excess of 1,090,045 shares of common stock of the Company, or (ii) options and free-standing stock appreciation rights covering in excess of 2,906,787 shares of common stock of the Company.

We are asking our stockholders to approve amendments to the above per-individual limitations to provide that during any consecutive 12-month period, no participant in the SIP may be granted (i) restricted stock, restricted stock units, performance units, and other stock-based awards subject to the achievement of performance goals covering in excess of 1,000,000 shares of common stock of the Company, or (ii) options and free-standing stock appreciation rights covering in excess of 3,000,000 shares of common stock of the Company. Consistent with the terms of the SIP in effect as of the date hereof, shares underlying awards that expire or are forfeited or terminated without being exercised or that are settled for cash will again be available for the grant of additional awards within the limits provided by the SIP. Shares withheld by or delivered to the Company to satisfy the exercise price of options or tax withholding obligations will not be deemed to have been issued under the SIP. In addition, shares underlying awards outstanding under the NCR Management Stock Plan that expire or are forfeited or terminated without being exercised or that are settled for cash will again be available for the grant of additional awards under the SIP, within the limits provided by the SIP.

Pursuant to the terms of the SIP, the Committee made certain adjustments in 2007 in connection with the spin-off of Teradata Corporation, including adjustments to the number of shares authorized under the SIP. After applying the adjustment methodology adopted by the Committee, the aggregate number of shares of common stock of the Company that may be granted pursuant to awards under the SIP was 17,430,895. In connection with this proposal to increase the per-individual limitations discussed above, our stockholders should be aware that our Board of Directors has amended the SIP to reduce the aggregate number of shares authorized for grants pursuant to awards under the SIP by 830,895 shares such that only 16,600,000 shares, and not 17,430,895 shares, are now authorized for grants pursuant to awards under the SIP. Note that we are not seeking approval for the SIP generally nor are we seeking approval for additional shares to be granted under the SIP. Rather, we are merely seeking to amend the per-individual limitations in the SIP as provided above.

If this proposal is approved by our stockholders, the SIP will be amended to provide that during any consecutive 12-month period, no participant in the SIP may be granted (i) restricted stock, restricted stock units, performance units, and other stock-based awards subject to the achievement of performance goals covering in excess of 1,000,000 shares of common stock of the Company, or (ii) options and free-standing stock appreciation rights covering in excess of 3,000,000 shares of common stock of the Company. If this proposal is not approved by our stockholders, we may continue to grant awards under the SIP, but we will not be able to grant awards to any individual during any consecutive 36-month period covering a number of shares in excess of the limitations currently effective under the SIP (subsequent to the adjustments made by the Committee in connection with the spin-off of Teradata Corporation), as described above.

Although the number of shares actually delivered or to be delivered under the SIP was substantially below any applicable plan limits, if certain performance criteria had been exceeded, awards previously disclosed for our Chief Executive Officer in prior years could have exceeded the individual plan limit. The approval of this proposal includes ratification of such awards.

This proposal and the description of the SIP herein address only the material terms of the limitations regarding the number of shares and value of property that may be subject to awards granted to any individual under the SIP. The description is qualified in its entirety by the full text of the SIP, as proposed to be amended pursuant to Item 6 of this proxy statement, which is filed as Exhibit A to this proxy statement.

Approval Standard Under Maryland Law and Section 162(m) of the Code

Under Maryland law and the charter and Bylaws of the Company, the affirmative vote of a majority of the votes cast (in person or by proxy) is required for approval of an amendment to the SIP. Under Section 162(m) of the Code, the material terms of a performance goal are approved by stockholders if, in a separate vote, a majority of the votes cast (in person or by proxy) on the issue are cast in favor of approval.

Equity Compensation Plan Share Information

The following information regarding all existing equity compensation plans (excluding the NCR Employee Stock Purchase Plan) as of February 17, 2011 updates the information included in this Proxy Statement on page 67 and our Annual Report on Form 10-K for the fiscal year ending December 31, 2010:

- Shares of common stock available for grant (after effect of proposed amendment): 6,950,154
- Stock options and stock appreciation rights outstanding: 9,138,966
- Weighted average exercise price of outstanding stock options and stock appreciation rights under all existing equity compensation plans: $15.94
- Weighted average remaining contractual term of outstanding stock options: 5.69 years
- Full Value Awards outstanding: 4,981,348
- Total awards (includes stock options, stock appreciation rights, and Full Value Awards) outstanding: 14,120,314
- Total shares of common stock outstanding: 160,131,477

Board Recommendation

The Board of Directors of the Company believes that the proposal to amend the per-individual limitations in the SIP is in the best interests of the Company and its stockholders and will permit the Company to continue to attract and retain highly qualified employees and directors, as well as to continue to grant performance-based awards under the SIP that meet the requirements for tax deductibility under Section 162(m) of the Code. **The Board of Directors therefore recommends that you vote FOR the approval of the amendment to the per-individual limitations in the SIP.** Proxies received by the Board will be voted FOR this proposal unless they specify otherwise.

Description of the SIP

Additional principal features of the SIP are summarized below. *This summary is qualified by reference to the full text of the SIP, as proposed to be amended pursuant to Item 6 of this proxy statement, which is filed as Exhibit A to this proxy statement.*

General. Awards granted under the SIP may be in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, other stock-based awards or any combination of those awards. The SIP provides that awards may be granted under the SIP for the ten-year period after the effective date of the SIP.

Administration. The SIP will be administered by the Compensation and Human Resource Committee of the Board of Directors of the Company (which we refer to in this summary as the "Committee") or by such other committee or subcommittee as may be appointed by the Board, which consists entirely of two or more "outside directors" within the meaning of Section 162(m) of the Code. Unless and until the Board appoints any other committee or subcommittee, the SIP will be administered by the Committee. Under the terms of the SIP, the Committee can make rules and regulations and establish such procedures for the administration of the SIP as it deems appropriate.

Shares Authorized. Subject to adjustment in certain cases as provided in the SIP, the SIP provides that the aggregate number of shares of common stock of the Company that may be granted pursuant to awards under the SIP cannot exceed 12,000,000, and that no more than 5,000,000 shares of common stock of the Company may be granted as options intended to qualify as incentive stock options. Pursuant to the terms of the SIP, the Committee made certain adjustments in 2007 in connection with the spin-off of Teradata Corporation, including adjustments to the number of shares authorized under the SIP. After applying the adjustment methodology adopted by the Committee and the reduction of 830,895 shares described in Item 6 of this proxy statement, the aggregate number of shares of common stock of the Company that may be granted pursuant to awards under the SIP cannot exceed 16,600,000, and no more than 7,266,967 shares of common stock of the Company may be granted as options intended to qualify as incentive stock options.

Subject to adjustment in certain cases as provided in the SIP, the SIP provides that during any consecutive 36-month period, no participant in the SIP may be granted (i) restricted stock, restricted stock units, performance units, and other stock-based awards subject to the achievement of performance goals covering in excess of 750,000 shares of common stock of the Company, or (ii) options and free-standing stock appreciation rights covering in excess of 2,000,000 shares of common stock of the Company. As discussed in the paragraph above, pursuant to the terms of the SIP, the Committee made certain adjustments in 2007 in connection with the spin-off of Teradata Corporation. The adjustments approved by the Committee also included an adjustment to the maximum number of awards that may be granted to a single participant in any consecutive 36-month period. After applying the adjustment methodology adopted by the Committee, during any consecutive 36-month period, no participant in the SIP may be granted (i) restricted stock, restricted stock units, performance units, and other stock-based awards subject to the achievement of performance goals covering in excess of 1,090,045 shares of common stock of the Company, or (ii) options and free-standing stock appreciation rights covering in excess of 2,906,787 shares of common stock of the Company. As discussed more fully above under the proposal in Item 6 of this proxy statement, we are asking our stockholders to approve amendments to the above per-individual limitations to provide that during any consecutive 12-month period, no participant in the SIP may be granted (i) restricted stock, restricted stock units, performance units, and other stock-based awards subject to the achievement of performance goals covering in excess of 1,000,000 shares of common stock of the Company, or (ii) options and free-standing stock appreciation rights covering in excess of 3,000,000 shares of common stock of the Company.

Consistent with the terms of the SIP in effect on the date hereof, shares underlying awards that expire or are forfeited or terminated or that are settled for cash without being exercised will again be available for the grant of additional awards within the limits provided by the SIP. Shares withheld by or delivered to the Company to satisfy the exercise price of options or tax withholding obligations will not be deemed to have been issued under the SIP. In addition, shares underlying awards outstanding under the NCR Management Stock Plan that expire or are forfeited or terminated without being exercised or that are settled for cash will again be available for the grant of additional awards under the SIP, within the limits provided by the SIP.

Eligibility. The SIP provides for awards to eligible individuals, including directors, officers, employees, and consultants of the Company or any of its subsidiaries or affiliates, and prospective employees and consultants who have accepted offers of employment or consultancy from the Company or its subsidiaries or affiliates. As of February 1, 2011, approximately 19,100 employees of the Company were eligible to participate in the SIP.

Incentive stock options may be granted under the SIP only to employees of the Company and its subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code). Stock options and stock appreciation rights that are intended to be exempt from Section 409A of the Code may be granted only to the eligible individuals described above who are providing services to the Company or any corporation or other entity as to which the Company is an "eligible issuer of service recipient stock" within the meaning of Section 409A of the Code.

Stock Options. Subject to the terms and provisions of the SIP, options to purchase shares of common stock of the Company may be granted to eligible individuals at any time and from time to time as determined by the Committee. Options may be granted as incentive stock options, which are intended to qualify for favorable treatment to the recipient under federal tax law, or as non-qualified stock options, which do not qualify for this favorable tax treatment. Subject to the limits provided in the SIP, the Committee determines the number of options granted to each recipient. Each option grant will be evidenced by a stock option agreement that specifies the option exercise price, whether the options are intended to be incentive stock options or non-qualified stock options, the duration of the options, the number of shares to which the options pertain, and such additional limitations, terms and conditions as the Committee may determine, but the SIP provides that in no event will the normal vesting schedule of an option provide that the option will vest before the first anniversary of the date of grant (other than in the case of death or Disability as defined in the SIP or the applicable stock option agreement).

The Committee determines the exercise price for each stock option, except that the exercise price may not be less than 100 percent of the fair market value of a share of common stock of the Company on the date of grant. As of March 1, 2011, the fair market value (as that term is defined under the SIP) of a share of common stock of the Company was $19.01 per share.

All options granted under the SIP will expire no later than ten years from the date of grant (except in the case of death or Disability as defined in the SIP or applicable stock option agreement). The method of exercising an option granted under the SIP will be set forth in the stock option agreement for that particular option.

Stock options are nontransferable except by will or by the laws of descent and distribution or, in the case of non-qualified stock options, as otherwise expressly permitted by the Committee. The granting of an option does not accord the recipient the rights of a stockholder, and such rights accrue only after the exercise of an option and the shares of common stock of the Company issued in respect of such option are registered in the recipient's name.

Stock Appreciation Rights. The Committee in its discretion may grant stock appreciation rights under the SIP. A stock appreciation right entitles the holder to receive from the Company upon exercise the amount, if any, by which the aggregate fair market value of a specified number of shares of common stock of the Company that are subject to such stock appreciation right exceed the aggregate exercise price for the underlying shares subject to the stock appreciation right. Stock appreciation rights may be "tandem," which means they are granted in conjunction with a stock option, or "free-standing," which means they are not granted in conjunction with a stock option. Each stock appreciation right will be evidenced by an award agreement that specifies the date and terms of the award and such additional limitations, terms, and conditions as the Committee may determine. The method of exercising a stock appreciation right granted under the SIP will be set forth in the award agreement for that particular stock appreciation right.

The Company may make payment of the amount to which the participant exercising stock appreciation rights is entitled by delivering shares of common stock of the Company, cash, or a combination of stock and cash as set forth in the award agreement relating to the stock appreciation rights. Stock appreciation rights are not transferable except by will or the laws of descent and distribution or, with respect to "free-standing" stock appreciation rights, as expressly permitted by the Committee. A tandem stock appreciation right shall be transferable only with the related stock option.

Restricted Stock. The SIP provides for the award of shares of common stock of the Company that are subject to forfeiture and restrictions on transferability ("Restricted Stock") as set forth in the SIP and as may be otherwise determined by the Committee. Except for these restrictions and any others imposed by the Committee, upon the grant of Restricted Stock, the recipient will have rights of a stockholder with respect to the Restricted Stock, including the right to vote the Restricted Stock and to receive all dividends and other distributions paid or made with respect to the Restricted Stock. During the restriction period set by the Committee, the recipient may not sell, assign, transfer, pledge or otherwise encumber the Restricted Stock. Any award of Restricted Stock will be subject to vesting during a restriction period of at least three years following the date of grant, except that a restriction period of at least one year is permissible if vesting is conditioned upon the achievement of performance goals established by the Committee. An award of Restricted Stock may vest in part on a pro rata basis prior to the expiration of any restriction period, and up to five percent of shares available for grant as Restricted Stock (together with all other shares available for grant as awards under the SIP other than stock options, stock appreciation rights, or dividend equivalent rights) may be granted with a restriction period of at least one year regardless of whether vesting is conditioned upon the achievement of performance goals.

Restricted Stock Units. The SIP authorizes the Committee to grant restricted stock units. Restricted stock units are not shares of common stock of the Company and do not entitle the recipients to the rights of a stockholder. Restricted stock units granted under the SIP may or may not be subject to performance conditions or service-based vesting conditions. The recipient may not sell, assign transfer, pledge or otherwise encumber restricted stock units granted under the SIP prior to their vesting. Restricted stock units will be settled in cash or shares of common stock of the Company in an amount based on the fair market value of shares of common stock of the Company on the settlement date.

Any award of restricted stock units will be subject to vesting during a restriction period of at least three years following the date of grant, except that a restriction period of at least one year is permissible if vesting is conditioned upon the achievement of certain performance goals established by the Committee. In addition, an award of restricted stock units may vest in part on a pro rata basis prior to the expiration of any restriction period, and up to five percent of shares available for grant as restricted stock units (together with all other shares available for grant as awards other than options, stock appreciation rights or dividend equivalent rights) may be granted with a restriction period of at least one year regardless of whether vesting is conditioned upon the achievement of performance goals.

Performance Units. The SIP provides for the award of performance units that are valued by reference to a designated amount of property other than shares of common stock of the Company. The payment of the value of a performance unit is conditioned upon the achievement of performance goals set by the Committee upon grant of the performance unit and may be paid in cash, shares of common stock of the Company, other property, or a combination thereof. The performance period for a performance unit must be at least one year. The SIP provides that the maximum value of property that may be paid to a participant pursuant to performance units in any year is $10,000,000.

Other Stock-Based Awards. The SIP also provides for the award of shares of common stock of the Company and other awards that are valued by reference to shares of common stock of the Company, including unrestricted stock, dividend equivalents, and convertible debentures (collectively, "Other Stock-Based Awards"). Awards of unrestricted stock may only be granted in lieu of compensation that would otherwise be payable to a participant. Any Other Stock-Based Award that is a full-value award (awards other than options, stock appreciation rights or dividend equivalent rights) will be subject to vesting during a restriction period of at least three years following the date of grant, except that a restriction period of at least one year is permissible if vesting is conditioned upon the achievement of certain performance goals established by the Committee. In addition, an Other Stock-Based Award that is a full-value award may vest in part on a pro rata basis prior to the expiration of any restriction period, and up to five percent of shares available for grant as Other Stock-Based Awards that are full-value awards (together with all other shares available for grant as full-value awards) may be granted with a restriction period of at least one year regardless of whether vesting is conditioned upon the achievement of performance goals.

Performance Goals. The SIP provides that, in order to meet the performance-based compensation exception under Section 162(m) of the Code, performance goals may be established by the Committee for awards of restricted stock, restricted stock units, performance units, and other stock-based awards. (Awards of stock options and stock appreciation rights granted under the SIP are intended to separately meet the performance-based compensation exception under Section 162(m) of the Code based on the SIP's terms and conditions and the operation of the SIP.)

In the case of awards intended to qualify as performance-based compensation under the SIP based on one or more applicable performance goals, such performance goals shall be based on the attainment of specified levels of one or more of the following measures: revenues; revenue growth; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); earnings per share; operating income (including non-pension operating income); pre- or after-tax income; cash flow (before or after dividends); cash flow per share (before or after dividends); gross margin; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; return on assets or operating assets; economic value added (or an equivalent metric); stock price appreciation; total stockholder return (measured in terms of stock price appreciation and dividend growth); cost control; gross profit; operating profit; cash generation; unit volume; stock price; market share; sales; asset quality; cost saving levels; marketing spending efficiency; core non-interest income; or change in working capital, in each case with respect to the Company or any one or more subsidiaries, divisions, business units or business segments of the Company either in absolute terms or relative to the performance of one or more other companies or an index covering multiple companies.

The Committee may, in its sole discretion, adjust performance goals applicable to any awards to reflect any unusual or non-recurring events and other extraordinary items, the impact of charges for restructurings, discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis, or other Company SEC filings. In the case of performance goals applicable to awards intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code, any such adjustment by the Committee may not violate Section 162(m) of the Code. As discussed more fully above under the proposal in Item 5 of this proxy statement, we are asking our stockholders to re-approve the performance goals included in the Stock Incentive Plan for the purposes of Section 162(m) of the Code.

Change in Control. In the event of a "Change in Control" of the Company (as defined in the SIP), awards granted under the SIP that are not assumed, converted or replaced in connection with such Change in Control will vest immediately prior to the Change in Control. If awards are assumed, converted or replaced in connection with a Change in Control, and during the 24-month period following the Change in Control there is a termination of an award holder's employment (a) by the Company for any reason other than Cause or Disability (as defined in the SIP) or (b) by certain employees who participate in the Company's Change in Control Severance Plan or the Company's Severance Policy, or to the extent set forth in an award agreement, for Good Reason (as defined in the SIP): (1) any option or stock appreciation right outstanding as of the date of the Change in Control that remains outstanding as of the date of termination will vest immediately and become fully exercisable until the later of the date upon which the option or stock appreciation right would expire absent the special change-in-control provision and the first anniversary of the date of termination; (2) the restrictions and deferral limitations applicable to any Restricted Stock will lapse, and any Restricted Stock outstanding as of the date of the Change in Control that remains outstanding as of the date of termination will become free of all restrictions and become fully vested and transferable; and (3) all restricted stock units outstanding as of the date of the Change in Control that remain outstanding as of the date of termination will be considered to be earned and payable in full, and any deferral or other restriction will lapse and each such restricted stock unit will be settled as promptly as practicable in accordance with the applicable award agreement.

Awards Under the SIP. Because it is within the discretion of the Committee to determine which officers and employees receive awards and the amount and type of awards received, it is not presently possible to determine the number of individuals to whom awards will be made in the future under the SIP or the amount of the awards. However, as of February 1, 2011, approximately 19,100 employees of the Company were eligible to participate in the SIP.

Amendment. The Board may amend, alter or discontinue the SIP at any time. No such amendment or termination, however, may impair the rights of any holder of outstanding awards without his or her consent, except for amendments made to cause the SIP to comply with applicable law, stock exchange rules or accounting rules, and no stock option or stock appreciation right may be amended or otherwise subject to any action that would be treated, for accounting purposes, as a "repricing" of such award, unless such action is approved by the Company's stockholders.

Federal Income Tax Consequences

The following is a summary of certain federal income tax consequences of awards made under the SIP, based upon the laws in effect on the date hereof. The discussion is general in nature and does not take into account a number of considerations that may apply in light of the circumstances of a particular participant under the SIP. The income tax consequences under applicable state and local tax laws may not be the same as under federal income tax laws.

Non-Qualified Stock Options. A participant will not recognize taxable income at the time of grant of a non-qualified stock option, and the Company will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and the Company generally will be entitled to a corresponding deduction.

Incentive Stock Options. A participant will not recognize taxable income at the time of grant of an incentive stock option. A participant will not recognize taxable income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date the shares were transferred, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss, and the Company will not be entitled to any deduction. If, however, such shares are disposed of within such two- or one-year periods, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair market value of such shares on the date of exercise over the exercise price, and the Company generally will be entitled to a corresponding deduction.

Stock Appreciation Rights. A participant will not recognize taxable income at the time of grant of a stock appreciation right, and the Company will not be entitled to a tax deduction at such time. Upon exercise, a participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) equal to the fair market value of any shares delivered and the amount of cash paid by the Company, and the Company generally will be entitled to a corresponding deduction.

Restricted Stock. A participant will not recognize taxable income at the time of grant of shares of restricted stock, and the Company will not be entitled to a tax deduction at such time, unless the participant makes an election under Section 83(b) of the Code to be taxed at such time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. The Company is entitled to a corresponding deduction at the time the ordinary income is recognized by the participant, except to the extent the deduction limits of Section 162(m) of the Code apply. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income. The Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Restricted Stock Units. A participant will not recognize taxable income at the time of grant of a restricted stock unit, and the Company will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any shares delivered and the amount of cash paid by the Company, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Performance Units. A participant will not recognize taxable income at the time of grant of performance units, and the Company will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any property delivered and the amount of cash paid by the Company, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Section 162(m). Section 162(m) of the Code limits the deductibility of certain awards granted under the SIP to our Chief Executive Officer and our three other highest paid executive officers (excluding our Chief Financial Officer). Compensation paid to such an officer during a year in excess of $1 million that is not performance-based (or does not comply with other exceptions) would not be deductible on the Company's federal income tax return for that year. It is intended that compensation attributable to stock options and stock appreciation rights granted under the SIP will qualify as performance-based compensation. The Board will evaluate from time to time the relative benefits to the Company of qualifying other awards under the SIP for deductibility under Section 162(m) of the Code.

The foregoing general tax discussion is intended for the information of stockholders considering how to vote with respect to this proposal and not as tax guidance to participants in the SIP. Participants are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of participating in the SIP.

New Plan Benefits

Awards granted between January 1, 2011 and February 22, 2011 under the NCR Corporation 2006 Stock Incentive Plan (as amended and restated Effective as of December 31, 2008) are included in the table below. The dollar value listed in the table reflects the approved value of the awards and, in the case of performance-based awards, is based on performance at the target level. Awards to Mr. Nuti comprised of 166,297 performance-based restricted stock units and 55,432 time-based restricted stock units have been granted subject to stockholder approval of the amendments described in Item 6 of this proxy statement. Additional awards may be granted upon approval of the Committee, or the Chief Executive Officer pursuant to a limited delegation of authority. As a result, it is not possible to determine the number of individuals to whom awards will be made in the future under the SIP or the amounts of awards.

Name and Position	Dollar Value ($)	Number of Units
William Nuti	5,800,000	328,760
Robert Fishman	632,500	35,343
John Bruno	1,687,500	93,543
Peter Leav	900,000	49,889
Peter Dorsman	1,155,000	65,657
Executive Group(1)	11,347,500	638,982
Non-Executive Director Group(2)	0	0
Non-Executive Officer Employee Group(3)	21,264,539	1,227,269

(1) Total for executive officers as a group

(2) Total for current directors who are not executive officers as a group

(3) Total for all employees, including all current officers who are not executive officers

DIRECTORS' PROPOSAL TO AMEND THE FUNDING FORMULA IN THE NCR MANAGEMENT INCENTIVE PLAN, EFFECTIVE JANUARY 1, 2006, FOR THE PURPOSES OF SECTION 162(M) OF THE CODE (Item 7 on Proxy Card)

Why the Company is Seeking Stockholder Approval

As discussed in Item 5 of this proxy statement, Section 162(m) of the Code limits the deductibility of compensation paid to covered employees in excess of $1 million unless the compensation, in relevant part, satisfies the performance-based compensation exception under Section 162(m) of the Code. Qualified performance-based compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals.

Section 162(m) of the Code requires stockholder approval of the material terms of the performance goals applicable to awards intended to qualify as performance-based compensation under the NCR Management Incentive Plan, effective as of January 1, 2006 (the "MIP"). Currently, awards payable under the MIP for a performance period are equal to 1.5% of "earnings before income taxes" for the performance period for our Chief Executive Officer and 0.75% of earnings before income taxes for the performance period for each of the other participants in the MIP, which includes our executive officers designated by our Compensation and Human Resource Committee (the "Committee").

The Board of Directors of the Company has, subject to approval by our stockholders pursuant to the proposal in this Item 7, amended the MIP for purposes of Section 162(m) of the Code to provide that awards payable under the MIP for a performance period are equal to 1.5% of non-pension operating income for the performance period for our Chief Executive Officer and 0.75% of non-pension operating income for the performance period for each of the other participants in the MIP. Note that we are not seeking approval for the MIP generally; we are merely seeking approval of the funding formula under the MIP for purposes of Section 162(m) of the Code in order not to lose deductions with respect to such awards by reason of Section 162(m) of the Code.

Under Section 162(m) of the Code, the material terms of the performance goals required to be disclosed to stockholders of the Company include the employees eligible to receive compensation, a description of the business criteria on which the performance goals are based, and the maximum amount of compensation that can be paid to an employee.

Eligible Employees

The Committee selects executive officers who are eligible to receive awards under the MIP and who shall be participants in the MIP during any performance period in which they may earn an award. Currently, there are eight officers who are designated by the Board of Directors as Section 16 officers. The current executive officers of the Company named in the Summary Compensation Table in this proxy statement are among the individuals eligible to receive awards under the MIP.

Business Criteria for Performance Goals

The MIP provides that, in order to meet the performance-based compensation exception under Section 162(m) of the Code, performance goals shall be established by the Committee for each performance period. Each performance period is determined by the Committee, but may be no longer than five years and no less than six months.

Awards payable under the MIP for a performance period were previously funded by our "earnings before income taxes" for the applicable performance period. Under the MIP, "earnings before income taxes" meant our earnings before income taxes as reported in our income statement for the applicable performance period, prior to accrual of any amounts for payment under the MIP for such performance period, adjusted to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, and the cumulative effect of tax or accounting changes, each as defined by generally accepted accounting principles or identified in our financial statements, notes to the financial statements or management's discussion and analysis. The Board of Directors of the Company has, subject to approval by our stockholders pursuant to the proposal in this Item 7, amended the MIP for purposes of Section 162(m) of the Code to provide that awards payable under the MIP for a performance period are funded by our "non-pension operating income," which means our net revenue before pension income and expenses, less product and service costs and marketing, selling, general and administrative, research, and development expenses, after accrual of any amounts for payment under the MIP for such performance period and under any other Company plan where its terms so provide, adjusted to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, and the cumulative effect of tax or accounting changes, each as defined by generally accepted accounting principles or identified in our financial statements, notes to the financial statements or management's discussion and analysis. The Committee may not increase the amount payable with respect to an award granted under the MIP, but it retains the discretionary authority to reduce the amount payable with respect to any award based on certain factors, including, but not limited to, corporate or business unit performance against budgeted financial goals (e.g., operating income or revenue), achievement of non-financial goals, economic and relative performance considerations and assessments of individual performance.

Individual Maximum Amounts

Currently, awards payable under the MIP for a performance period are equal to 1.5% of earnings before income taxes for the performance period for our Chief Executive Officer and 0.75% of earnings before income taxes for the performance period for each of the other participants in the MIP. The Board of Directors of the Company has, subject to approval by our stockholders pursuant to the proposal in this Item 7, amended the MIP for purposes of Section 162(m) of the Code to provide that awards payable under the MIP for a performance period are equal to 1.5% of non-pension operating income for the performance period for our Chief Executive Officer and 0.75% of non-pension operating income for the performance period for each of the other participants in the MIP.

This proposal and the description of the MIP herein address only the material terms of the performance funding criteria pertaining to awards granted to individuals under the MIP. The description is qualified in its entirety by the full text of the Amended and Restated MIP, as proposed to be amended pursuant to this Item 7 of this proxy statement, which is filed as Exhibit B to this proxy statement.

Approval Standard Under Maryland Law and Section 162(m) of the Code

Under Maryland law and the charter and bylaws of the Company, the affirmative vote of a majority of the votes cast (in person or by proxy) is required for approval of an amendment to the MIP. Under Section 162(m) of the Code, the material terms of a performance goal are approved by stockholders if, in a separate vote, a majority of the votes cast on the issue are cast in favor of approval.

Board Recommendation

The Board of Directors of the Company believes that the proposal to amend the funding criteria in the MIP is in the best interests of the Company and its stockholders and will permit the Company to continue to attract and retain highly qualified employees, as well as to continue to grant performance-based awards under the MIP that meet the requirements for tax deductibility under Section 162(m) of the Code. **The Board of Directors therefore recommends that you vote FOR the approval of the amendment to the funding criteria in the MIP.** Proxies received by the Board will be voted FOR this proposal unless they specify otherwise.

The principal features of the MIP are summarized below.

Administration; Amendment and Termination. The MIP is administered by the Compensation and Human Resource Committee or a subcommittee of the Compensation and Human Resource Committee (which we refer to herein as the "Committee"), which has broad authority to administer and interpret the MIP and its provisions as it deems necessary and appropriate. The Committee will be composed solely of two or more "outside directors" within the meaning of Section 162(m) of the Code. The Board of Directors reserves the right to amend or terminate the MIP at any time. Amendments to the MIP will require stockholder approval to the extent required to comply with applicable law.

Eligibility. Officers of the Company who are designated by the Board of Directors as "Section 16 officers" and are selected by the Committee to participate in the MIP are eligible to receive awards under the MIP. Currently, there are eight officers who are designated by the Board of Directors as Section 16 officers.

Awards. Previously, each participant was eligible to receive a maximum performance award equal to a percentage of our "earnings before income taxes" for a performance period established by the Committee. "Earnings before income taxes" meant our earnings before income taxes as reported in our income statement for the applicable performance period, prior to accrual of any amounts for payment under the MIP for the performance period, adjusted to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, and the cumulative effect of tax or accounting changes, each as defined by generally accepted accounting principles or identified in our financial statements, notes to the financial statements or management's discussion and analysis. The Board of Directors of the Company has, subject to approval by our stockholders pursuant to the proposal in this Item 7, amended the MIP for purposes of Section 162(m) of the Code to provide that awards payable under the MIP for a performance period are funded by our "non-pension operating income," which means our net revenue before pension income and expenses, less product and service costs and marketing, selling, general and administrative, research, and development expenses, after accrual of any amounts for payment under the MIP for such performance period and under any other Company plan where its terms so provide, adjusted to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, and the cumulative effect of tax or accounting changes, each as defined by generally accepted accounting principles or identified in our financial statements, notes to the financial statements or management's discussion and analysis.

Currently, our Chief Executive Officer is eligible to receive a performance award equal to 1.5% of earnings before income taxes for the performance period and the other participants in the MIP are each eligible to receive a performance award equal to 0.75% of earnings before income taxes for the performance period. The Board of Directors of the Company has, subject to approval by our stockholders pursuant to the proposal in this Item 7, amended the MIP for purposes of Section 162(m) of the Code to provide that awards payable under the MIP for a performance period are equal to 1.5% of non-pension operating income for the performance period for our Chief Executive Officer and 0.75% of non-pension operating income for the performance period for each of the other participants in the MIP.

The actual performance award granted to a participant is determined by the Committee, which retains the discretionary authority to reduce or eliminate (but not increase) a performance award based on its consideration of, among other things, corporate or business unit performance against budgeted financial goals, achievement of non-financial goals, economic and relative performance considerations and assessments of individual performance. The time period during which the achievement of the performance goals is to be measured shall be determined by the Committee, but may be no longer than five years and no less than six months. Within the earlier of 90 days after the beginning of each fiscal year or the expiration of 25% of a performance period, the Committee will designate one or more performance periods, determine the participants for such performance periods and affirm the applicability of the formula for determining each participant's award.

Each award under the MIP shall be paid in cash, provided that the Committee may in its discretion determine that all or a portion of an award shall be paid in stock, restricted stock, stock options or other stock-based or stock denominated units that are issued pursuant to our equity compensation plans, including our 2006 Stock Incentive

Plan, as amended and restated effective as of December 31, 2008. An award shall be paid only after written certification by the Committee as to the attainment of the performance goals and the amount of the award. Receipt of performance awards may be deferred under certain circumstances in accordance with a deferred compensation plan approved by the Committee.

Termination of Employment. A participant who terminates employment with NCR during a performance period due to retirement, disability or death shall be eligible to receive an award under the MIP prorated for the portion of the performance period prior to termination of employment. Subject to the discretion of the Committee to determine otherwise, if a participant terminates employment with us for a reason other than retirement, disability or death, no award shall be payable with respect to the performance period in which such termination occurs.

Federal Income Tax Consequences.

The following is a summary of certain federal income tax consequences of awards made under the MIP, based upon the laws in effect on the date hereof. The discussion is general in nature and does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the MIP. The income tax consequences under applicable state and local tax laws may not be the same as under federal income tax laws.

If an award under the MIP is paid in cash or its equivalent, a participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the award is paid in an amount equal to the cash or the fair market value of its equivalent, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply. If, in accordance with the exercise of Committee discretion, a portion or all of an award under the MIP is paid to a participant in stock, restricted stock, stock options, or other stock-based or stock-denominated units, pursuant to our 2006 Stock Incentive Plan, as amended and restated effective as of December 31, 2008, the federal income tax consequences of such payment will be identical to those discussed with respect to Items 5 and 6 of this proxy statement with respect to the 2006 Stock Incentive Plan, as amended and restated effective as of December 31, 2008.

Section 162(m) of the Code limits the deductibility of certain compensation of the Chief Executive Officer and the three other highest paid executive officers (other than the Chief Financial Officer). Compensation paid to such an officer during a year in excess of $1 million that is not performance-based (or does not comply with other exceptions under Section 162(m) of the Code) would not be deductible on our federal income tax return for that year. It is intended that compensation attributable to awards payable under the MIP will qualify as performance-based compensation under Section 162(m) of the Code. The Board of Directors will evaluate from time to time the relative benefits to the Company of qualifying other awards under the MIP for deductibility under Section 162(m) of the Code.

The foregoing general tax discussion is intended for the information of stockholders considering how to vote with respect to this proposal and not as tax guidance to participants in the MIP. Participants are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of participating in the MIP.

New Plan Benefits

If our stockholders approve the proposal in this Item 7, the amounts of awards for fiscal year 2011 or subsequent years will be determined based upon our non-pension operating income and, in addition, will be subject to the Committee's right to reduce any participant's award by any amount in its sole discretion. As a result, it is not possible to determine the amounts of awards for fiscal year 2011 or subsequent years at this time. For fiscal year 2010, the maximum award payable under the MIP's formula is $1,845,000 for the Chief Executive Officer and $922,500 for each of the other seven executive officer participants. See the Summary Compensation table on page 44 of this proxy statement for the awards the Committee actually determined to pay our Named Executive Officers for the 2010 fiscal year.

DIRECTORS' PROPOSAL TO ADOPT THE NCR CORPORATION 2011 ECONOMIC PROFIT PLAN FOR THE PURPOSES OF SECTION 162(m) OF THE INTERNAL REVENUE CODE (Item 8 on Proxy Card)

Why the Company is Seeking Stockholder Approval

Section 162(m) of the Code limits the deductibility of compensation paid to "covered employees" (within the meaning of Section 162(m) of the Code) in excess of $1 million unless the compensation, in relevant part, satisfies the "performance-based compensation" exception under Section 162(m) of the Code. Qualified performance-based compensation must be paid solely on account of the attainment of one or more pre-established, objective performance goals.

Section 162(m) of the Code requires stockholder approval of the material terms of the performance goals applicable to awards intended to qualify as performance-based compensation under the NCR Corporation 2011 Economic Profit Plan (the "Economic Profit Plan").

The Economic Profit Plan is a new long-term incentive plan adopted by the Company, subject to stockholder approval pursuant to this Item 8 of this proxy statement, on February 22, 2011. We are asking our stockholders to approve the material terms of such performance goals, which are described below, for purposes of Section 162(m) of the Code in order not to lose deductions with respect to such awards by reason of Section 162(m) of the Code.

Under Section 162(m) of the Code, the material terms of the performance goals required to be disclosed to and subsequently approved by stockholders of the Company include the employees eligible to receive compensation, a description of the business criteria on which the performance goals are based, and the maximum amount of compensation that can be paid to an employee.

Eligible Employees

The Economic Profit Plan provides for employees and officers of the Company or any of its subsidiaries or affiliates who are selected by the Committee (as defined below) to be participants in the Economic Profit Plan for a performance period during which time they may earn a credit under the Economic Profit Plan (a "Bonus Credit"). Opportunities to earn Bonus Credits are granted upon approval of the Committee. As a result, it is not possible to determine the number of individuals to whom awards will be made in the future under the Economic Profit Plan or the amounts of awards. As of the date hereof, it is anticipated that each of the Company's named executive officers set forth in the Summary Compensation Table on page 44 of this proxy statement will participate in the Economic Profit Plan for the current performance period.

Business Criteria for Performance Goals

Amounts earned under the Economic Profit Plan for a performance period (which is a calendar year determined by the Committee within the timeframe permitted by Section 162(m) of the Code) are based on a percentage of our "economic profit," which equals the amount by which our "non-pension operating income" exceeds our "weighted average cost of capital" multiplied by our "controllable capital" for the performance period. Our "non-pension operating income" means our net revenue before pension income and expenses, less product and service costs and marketing, selling, general and administrative, research, and development expenses, after accrual of any amounts for payment under the Economic Profit Plan for the Performance Period and any other Company plan where its terms so provide, adjusted to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, and the cumulative effect of tax or accounting changes, each as defined by generally accepted accounting principles or identified in our financial statements, notes to the financial statements or management's discussion and analysis. Our "weighted average cost of capital" means the sum of (i) the product of (A) the cost of our equity and (B) the weighted market value of our common shares outstanding and (ii) the product of (C) the cost of our debt and (D) the weighted market value of our long-term debt and short-term debt. Our "controllable capital" means working capital (comprised of accounts receivable plus inventory, minus the sum of accounts payable, deferred revenue and customer deposits), plus the sum of Property, Plant & Equipment, other current assets excluding taxes, and capitalized software, minus the sum of payroll and employee benefits and other current liabilities, excluding taxes and severance (FAS 112 liability). The Committee will determine our economic profit for the applicable performance period by the date that is no later than March 15 of the year following the performance period, and the determination of the Committee will be final and binding.

The Committee must, within the earlier of 90 days after the beginning of each performance period or the expiration of 25% of such performance period, affirm the applicability of the above formula and determine the pre-established percentage of our economic profit that a participant may earn under the Economic Profit Plan for the particular performance period, subject to the individual maximum amounts described below.

The Committee may not increase the pre-established percentage of our economic profit that a participant may earn for any particular performance period, but it retains the authority to reduce the percentage in its discretion.

Individual Maximum Amounts

For each performance period, a participant will be eligible to earn a Bonus Credit, which will equal a percentage of our "economic profit" (as described above). The Bonus Credit, to the extent earned, will be reflected in a bookkeeping account established for the participant (the "Bonus Bank"). The maximum percent of "economic profit" that may be earned by any individual as a Bonus Credit for any particular performance period is 5 percent.

This proposal and the description of the Economic Profit Plan herein address only the material terms of the performance goals that apply to awards granted under the Economic Profit Plan intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code. The description is qualified in its entirety by the full text of the Economic Profit Plan, as proposed to be adopted pursuant to this Item 8 of this proxy statement, which is filed as Exhibit C to this proxy statement.

Approval Standard Under Section 162(m) of the Code

Under Section 162(m) of the Code, the material terms of a performance goal are approved by stockholders if, in a separate vote, a majority of the votes cast (in person or by proxy) on the issue are cast in favor of approval.

Board Recommendation

The Board of Directors believes that the approval of the material terms of the performance goals applicable to awards intended to qualify as performance-based compensation granted under the Economic Profit Plan, as described above for purposes of Section 162(m) of the Code, is in the best interests of the Company and its stockholders and will permit the Committee to grant performance-based awards under the Economic Profit Plan that meet the requirements for tax deductibility under Section 162(m) of the Code.

The Board of Directors recommends that you vote FOR the approval of the performance goals applicable to awards intended to qualify as performance-based compensation granted under the Economic Profit Plan for purposes of Section 162(m) of the Code. Proxies received by the Board of Directors will be voted FOR this proposal unless they specify otherwise.

The principal features of the Economic Profit Plan are summarized below.

Administration. The Economic Profit Plan is administered by the Compensation and Human Resource Committee or a subcommittee of the Compensation and Human Resource Committee (which we refer to herein as the "Committee"), which has broad authority to administer and interpret the Economic Profit Plan and its provisions as it deems necessary and appropriate. The Committee will be composed solely of two or more "outside directors" within the meaning of Section 162(m) of the Code.

Eligibility. The Economic Profit Plan provides for employees and officers of the Company, or any of its subsidiaries or affiliates who are selected by the Committee, to be participants in the Economic Profit Plan for a performance period during which time they may earn a Bonus Credit. Opportunities to earn Bonus Credits are granted upon approval of the Committee. The current executive officers of the Company named in the Summary Compensation Table on page 44 of this proxy statement are among the individuals eligible to earn Bonus Credits under the Economic Profit Plan for the current performance period.

Bonus Credits. For each performance period, a participant will be eligible to earn a Bonus Credit, which will equal a specified percentage of our "economic profit." Each performance period shall be a calendar year as determined by the Committee within the timeframe permitted by Section 162(m) of the Code. The maximum percent of "economic profit" that may be earned by any individual as a Bonus Credit for any particular performance period is 5 percent. The Committee must, within the earlier of 90 days after the beginning of each performance period or the expiration of 25% of such performance period, affirm the applicability of the above formula and determine the pre-established percentage of our economic profit that each participant will be eligible to earn as a Bonus Credit under the Economic Profit Plan for such performance period, subject to the individual maximum amounts described above.

For purposes of the Economic Profit Plan, "economic profit" means the amount by which our "non-pension operating income" exceeds our "weighted average cost of capital" multiplied by our "controllable capital" for the performance period, and "non-pension operating income" means our net revenue before pension income and expenses, less product and service costs and marketing, selling, general and administrative, research, and development expenses, after accrual of any amounts for payment under the Economic Profit Plan for the Performance Period and under any other Company plan where its terms so provide, adjusted to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, and the cumulative effect of tax or accounting changes, each as defined by generally accepted accounting principles or identified in our financial statements, notes to the financial statements or management's discussion and analysis. Our "weighted average cost of capital" means the sum of (i) the product of (A) the cost of our equity and (B) the weighted market value of our common shares outstanding and (ii) the product of (C) the cost of our debt and (D) the weighted market value of our long-term debt and short-term debt. Our "controllable capital" means working capital (comprised of accounts receivable plus inventory, minus the sum of accounts payable, deferred revenue and customer deposits), plus the sum of Property, Plant & Equipment, other current assets excluding taxes, and capitalized software, minus the sum of payroll and employee benefits and other current liabilities, excluding taxes and severance (FAS 112 liability). The Committee will determine our economic profit for the applicable performance period by the date that is no later than March 15 of the year following the performance period, and the determination of the Committee will be final and binding.

The Committee may not increase the pre-established percentage of our economic profit that may be credited to any participant's Bonus Bank under the Economic Profit Plan, but it retains the authority to reduce the Bonus Credit for any participant for any particular performance period.

The Bonus Credit for any participant for any performance period may be a negative or a positive number. The Bonus Credit will be negative if our "non-pension operating income" is less than our "weighted average cost of capital" multiplied by our "controllable capital," in which case the Bonus Credit will be a negative number equal to the percentage of such shortfall. If the Bonus Credit is a positive number, the participant's Bonus Bank will be increased by the amount of such Bonus Credit; if the Bonus Credit is a negative number, the Bonus Bank will be decreased by the amount of such Bonus Credit, including a decrease such that the participant's overall account balance is negative. If a participant's overall Bonus Bank account balance is negative as of the date a bonus payment would be due under the Economic Profit Plan, no bonus payment will be made to such participant under the Economic Profit Plan, but the participant's negative account balance shall not reduce the amount of other compensation payable to, or offset any amount otherwise due to, such participant.

Bonus Payment. Except as otherwise determined by the Committee and set forth in a participant's award statement, subject to a participant's continued employment through the date on which bonuses are paid from the Bonus Bank, a participant will generally be paid in cash in a lump sum on August 1 of the year following the performance period for which a Bonus Credit is earned (beginning August 1, 2012) an amount equal to 33% of the participant's Bonus Bank. However, if the Company's "net cash provided by operating activities" (as defined under GAAP) for the year immediately preceding the year in which a payment would otherwise be due (after accrual of any amounts earned under the Economic Profit Plan for such year) is not equal to or in excess of 1 percent of the Company's total revenue for such prior year (the "Cash Flow Test"), no payment will be made under the Economic Profit Plan for such year and the amount that otherwise would have been paid in such year shall continue to be included in the participant's Bonus Bank, without interest, and payable in accordance with the terms of the Economic Profit Plan. Additionally, if a participant would receive a bonus or bonuses under the Economic Profit Plan in excess of $10 million in the aggregate in any calendar year, the amount of the bonus or bonuses in excess of $10 million will not be paid under the Economic Profit Plan in such year and the amount in excess of $10 million that otherwise would have been paid in such year shall continue to be included in the Bonus Bank, without interest, and payable in accordance with the terms of the Economic Profit Plan. The Bonus Bank is never eligible for interest.

Termination of Employment. Except as otherwise determined by the Committee, the following rules will generally apply to a participant's Bonus Bank:

General. Except as otherwise provided below, a participant will immediately forfeit his or her entire Bonus Bank and any right to any future Bonus Credits upon a termination of employment.

Termination by the Company without Cause or for Disability / By Participant for Good Reason or Retirement. If a participant's employment is terminated by the Company without "cause" or by reason of disability or a participant resigns for "good reason" or terminates employment by reason of retirement, the participant will be credited with a Bonus Credit, if any, for any performance period or portion thereof during which the participant participated in the Economic Profit Plan but for which the Participant has not yet received a credit through the end of the quarter in which the termination occurs. The participant will be paid a percentage (described below) of the participant's Bonus Bank (such Bonus Bank determined after the Bonus Credits for the accrued bonus amounts described above are made) in four equal installments on each of the first four six-month anniversaries of the participant's termination of employment without regard to the $10 million payment limitation (described above under "Bonus Payment"), and any remaining portion of the participant's Bonus Bank will be forfeited. The total percentage of the participant's Bonus Bank that will be paid will equal 67 percent in the case of a termination by the Company without "cause" or a resignation for "good reason" and 100 percent in the case of a termination by reason of the participant's retirement or disability.

However, if the Cash Flow Test is not met for the year immediately preceding the year in which such termination occurs, the participant's first installment payment will be delayed and will continue to be held in the participant's Bonus Bank, without interest, until the second installment payment is due, at which time the first and second installment payments will be paid to the participant. The participant's remaining installment payments will be made at the normal times set forth above.

Death. Upon a termination by reason of the participant's death, the participant will be credited with a Bonus Credit, if any, for any performance period or portion thereof during which the participant participated in the Economic Profit Plan but for which the participant has not yet received a credit through the end of the quarter in which the termination by reason of death occurs. The participant will be paid in a lump sum within 30 days of the end of such quarter in cash (such Bonus Bank determined after the Bonus Credits for the accrued bonus amounts described above are made) without regard to the Cash Flow Test limitation or the $10 million payment limitation (described above under "Bonus Payment").

Change of Control. Upon a "change of control," the participant will be credited with a Bonus Credit, if any, for any performance period or portion thereof during which the participant participated in the Economic Profit Plan but for which the Participant has not yet received a credit through the date of the change of control. The participant will be paid in a lump sum within 30 days of the date of the change of control the participant's entire Bonus Bank in cash (such Bonus Bank determined after the Bonus Credits for the accrued bonus amounts described above are made) without regard to the Cash Flow Test limitation or the $10 million payment limitation (described above under "Bonus Payment").

Clawback. All amounts otherwise due and payable under the Economic Profit Plan will be subject to the terms and conditions of our Compensation Recovery Policy, which applies to all annual incentive, long-term incentive, equity-based and other performance-based awards granted by us on or after January 1, 2010.

Restrictive Covenants. A participant's right to participate in the Economic Profit Plan and receive a grant of any Bonus Credit opportunity or Bonus Bank payment is subject to the participant's agreeing to be bound by restrictive covenants, including noncompetition, nonsolicitation, and non-hiring covenants that extend for 12 months after termination of employment for any reason.

Amendment and Termination. The Board may amend, alter or discontinue the Economic Profit Plan at any time. No such amendment or termination, however, may impair the rights of any participant with respect to an outstanding Bonus Bank without his or her consent, except for amendments made to cause the Economic Profit Plan to comply with applicable law, stock exchange rules or accounting rules. The Economic Profit Plan may be terminated and account balances may be distributed in accordance with Section 409A of the Code.

Federal Income Tax Consequences. The following is a summary of certain federal income tax consequences of awards made under the Economic Profit Plan, based upon the laws in effect on the date hereof. The discussion is general in nature and does not take into account a number of considerations that may apply in light of the circumstances of a particular participant under the Economic Profit Plan. The income tax consequences under applicable state and local tax laws may not be the same as under federal income tax laws.

If an award under the Economic Profit Plan is paid in cash or its equivalent, a participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the award is paid in an amount equal to the cash or the fair market value of its equivalent, and the Company will be entitled to a corresponding deduction, except to the extent the deduction limits of Section 162(m) of the Code apply.

Section 162(m) of the Code limits the deductibility of certain compensation of the Chief Executive Officer and the three other highest paid executive officers (other than the Chief Financial Officer). Compensation paid to such an officer during a year in excess of $1 million that is not performance-based (or does not comply with other exceptions under Section 162(m) of the Code) would not be deductible on our federal income tax return for that year. It is intended that compensation attributable to awards payable under the Economic Profit Plan will qualify as performance-based compensation under Section 162(m) of the Code. The Board of Directors will evaluate from time to time the relative benefits to the Company of qualifying other awards under the Economic Profit Plan for deductibility under Section 162(m) of the Code.

The foregoing general tax discussion is intended for the information of stockholders considering how to vote with respect to this proposal and not as tax guidance to participants in the Economic Profit Plan. Participants are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of participating in the Economic Profit Plan.

New Plan Benefits

If our stockholders approve the proposal in this Item 8, the amounts of awards for fiscal year 2011 or subsequent years will be determined based upon our "economic profit" and, in addition, will be subject to the Committee's right to reduce any participant's award by any amount in its sole discretion. As a result, it is not possible to determine the amounts of awards for fiscal year 2011 or subsequent years at this time.

OTHER MATTERS

The Board of Directors does not know of any matters that will be brought before the Annual Meeting other than those listed in the notice of meeting. If any other matters are properly introduced at the meeting for consideration, including consideration of a motion to adjourn the meeting to another time or place, the individuals named on the enclosed form of proxy will have authority to vote on such matters in their discretion.

ADDITIONAL INFORMATION

Cost of Proxy Solicitation

We will pay the expenses of soliciting proxies in connection with the Annual Meeting. Proxies may be solicited on our behalf through the mail, in person, by telephone, electronic transmission, or facsimile transmission. We have hired Georgeson Inc., to assist in the solicitation of proxies, at an estimated cost of $17,000, plus reimbursement of reasonable out-of-pocket expenses. In accordance with SEC and NYSE rules, NCR will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses of sending proxies and proxy materials to the beneficial owners of NCR common stock.

Procedures for Stockholder Proposals and Nominations

Under NCR's Bylaws, nominations for election of directors at an annual meeting may be made only by (1) the Board of Directors or a committee of the Board, or (2) a stockholder entitled to vote who has delivered notice to the Company no earlier than 150 days nor later than 5:00 p.m., Eastern Time, 120 days before the first anniversary of the date of the proxy statement for the preceding year's annual meeting.

Our Bylaws also provide that other business may not be brought before an annual meeting unless it is (1) specified in the notice of meeting (which includes stockholder proposals that the Company is required to include in its proxy statement under SEC Rule 14a-8), (2) brought before the meeting by or at the direction of the Board, or (3) brought by a stockholder entitled to vote who has delivered notice to the Company (containing certain information specified in the Bylaws) no earlier than 150 days nor later than 5:00 p.m., Eastern Time, 120 days before the first anniversary of the date of the proxy statement for the preceding year's annual meeting. In addition, you must comply with SEC Rule 14a-8 to have your proposal included in the Company's proxy statement.

A copy of the full text of the Company's Bylaws may be obtained upon written request to the Corporate Secretary at the address provided on page 16 of this proxy statement and online at http://www.ncr.com/about_ncr/corporate_governance/incorporation_and_bylaws.jsp.

Stockholder Proposals for 2012 Annual Meeting

Stockholders interested in presenting a proposal for consideration at NCR's annual meeting of stockholders in 2012 must follow the procedures found in SEC Rule 14a-8 and the Company's Bylaws. To be eligible for possible inclusion in the Company's 2012 proxy materials, all qualified proposals must be received by NCR's Corporate Secretary no earlier than October 16, 2011, nor later than 5:00 p.m., Eastern Time, on November 15, 2011.

The above notice and proxy statement are sent by order of the Board of Directors.

Jennifer M. Daniels
Senior Vice President,
General Counsel and Secretary

Dated: March 14, 2011

Proxy Statement

Detach Here

....

2011 ANNUAL STOCKHOLDERS' MEETING
RESERVATION REQUEST FORM

If you plan to attend the 2011 Annual Stockholders' Meeting of NCR Corporation, please complete the following information and return to Jennifer M. Daniels, Senior Vice President, General Counsel and Secretary, NCR Corporation, 3097 Satellite Boulevard, Duluth, Georgia 30096.

Your name and address: ________________________________

____

____

Number of shares of NCR common stock you hold: ________________________________

If the shares listed above are not registered in your name, identify the name of the registered stockholder below *and include evidence that you beneficially own the shares.*

Registered stockholder: ________________________________

(name of your bank, broker, or other nominee)

THIS IS NOT A PROXY CARD

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Exhibit A

NCR CORPORATION
2011 AMENDED AND RESTATED STOCK INCENTIVE PLAN

SECTION 1. Purpose; Definitions

The purpose of this Plan is to give the Company a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide the Company and its Subsidiaries and Affiliates with a stock plan providing incentives directly linked to stockholder value. Certain terms used herein have definitions given to them in the first place in which they are used. In addition, for purposes of this Plan, the following terms are defined as set forth below:

(a) *"Affiliate"* means a corporation or other entity controlled by, controlling or under common control with, the Company.

(b) *"Applicable Exchange"* means the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Common Stock.

(c) *"Award"* means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Units or Other Stock-Based Award granted pursuant to the terms of this Plan.

(d) *"Award Agreement"* means a written document or agreement setting forth the terms and conditions of a specific Award.

(e) *"Board"* means the Board of Directors of the Company.

(f) *"Cause"* means, unless otherwise provided in an Award Agreement, (i) "Cause" as defined in any Individual Agreement to which the applicable Participant is a party, or (ii) if there is no such Individual Agreement or if it does not define Cause: (A) conviction of the Participant for committing a felony under federal law or the law of the state in which such action occurred, (B) dishonesty in the course of fulfilling the Participant's employment duties, (C) failure on the part of the Participant to perform substantially such Participant's employment duties in any material respect, (D) a material violation of the Company's ethics and compliance program, or (E) before a Change in Control, such other events as shall be determined by the Committee and set forth in a Participant's Award Agreement. Notwithstanding the general rule of Section 2(c), following a Change in Control, any determination by the Committee as to whether "Cause" exists shall be subject to de novo review.

(g) *"Change in Control"* has the meaning set forth in Section 10(b).

(h) *"Code"* means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(i) *"Commission"* means the Securities and Exchange Commission or any successor agency.

(j) *"Committee"* has the meaning set forth in Section 2(a).

(k) *"Common Stock"* means common stock, par value $.01 per share, of the Company.

(l) *"Company"* means NCR Corporation, a Maryland corporation.

(m) *"Disability"* means, unless otherwise provided in the applicable Award Agreement (i) "Disability" as defined in any Individual Agreement to which the Participant is a party, (ii) if there is no such Individual Agreement or it does not define Disability: (A) permanent and total disability as determined under the Company's long-term disability plan applicable to the Participant, or (B) if there is no such plan applicable to the Participant, "Disability" as determined by the Committee.

(n) *"Disaffiliation"* means a Subsidiary's or Affiliate's ceasing to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.

(o) *"Eligible Individuals"* means directors, officers, employees and consultants of the Company or any of its Subsidiaries or Affiliates, and prospective employees and consultants who have accepted offers of employment or consultancy from the Company or its Subsidiaries or Affiliates.

(p) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(q) *"Fair Market Value"* means, unless otherwise determined by the Committee, the closing price of a share of Common Stock on the Applicable Exchange on the trading date, or if Shares were not traded on the Applicable Exchange on the trading date, then on the immediately preceding date on which Shares were traded, all as reported by such source as the Committee may select. If the Common Stock is not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion.

(r) *"Free-Standing SAR"* has the meaning set forth in Section 5(b).

(s) *"Full-Value Award"* means any Award other than an Option or Stock Appreciation Right or dividend equivalent right.

(t) *"Grant Date"* means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award and determines the number of Shares to be subject to such Award, or (ii) such later date as the Committee shall provide in such resolution.

(u) *"Incentive Stock Option"* means any Option that is designated in the applicable Award Agreement as an "incentive stock option" within the meaning of Section 422 of the Code, and that in fact so qualifies.

(v) *"Individual Agreement"* means an employment, consulting or similar agreement between a Participant and the Company or one of its Subsidiaries or Affiliates.

(w) *"Nonqualified Option"* means any Option that is not an Incentive Stock Option.

(x) *"Option"* means an Award granted under Section 5.

(y) *"Other Stock-Based Award"* means Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon, Common Stock, including (without limitation), unrestricted stock, dividend equivalents, and convertible debentures.

(z) *"Participant"* means an Eligible Individual to whom an Award is or has been granted.

(aa) *"Performance Goals"* means the performance goals established by the Committee in connection with the grant of Restricted Stock, Restricted Stock Units, Performance Units or Other Stock-Based Awards. In the case of Qualified Performance-Based Awards, (i) such Performance Goals shall be based on the attainment of specified levels of one or more of the following measures: revenues; revenue growth; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); earnings per share; operating income (including non-pension operating income); pre- or after-tax income; cash flow (before or after dividends); cash flow per share (before or after dividends); gross margin; return on equity; return on capital (including return on total capital or return on invested capital); cash flow return on investment; return on assets or operating assets; economic value added (or an equivalent metric); stock price appreciation; total stockholder return (measured in terms of stock price appreciation and dividend growth); cost control; gross profit; operating profit; cash generation; unit volume; stock price; market share; sales; asset quality; cost saving levels; marketing-spending efficiency; core non-interest income; or change in working capital with respect to the Company or any one or more subsidiaries, divisions, business units or business segments of the Company either in absolute terms or relative to the performance of one or more other companies or an index covering multiple companies and (ii) such Performance Goals shall be set by the Committee within the time period prescribed by Section 162(m) of the Code and the regulations promulgated thereunder.

(bb) "*Performance Period*" means that period established by the Committee at the time any Performance Unit is granted or at any time thereafter during which any Performance Goals specified by the Committee with respect to such Award are to be measured.

(cc) "*Performance Unit*" means any Award granted under Section 8 of a unit valued by reference to a designated amount of property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, or any combination thereof, upon achievement of such Performance Goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

(dd) "*Plan*" means this NCR Corporation 2006 Stock Incentive Plan, as set forth herein and as hereafter amended from time to time.

(ee) "*Qualified Performance-Based Award*" means an Award intended to qualify for the Section 162(m) Exemption, as provided in Section 11.

(ff) "*Restricted Stock*" means an Award granted under Section 6.

(gg) "*Restricted Stock Units*" means an Award granted under Section 7.

(hh) "*Section 162(m) Exemption*" means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

(ii) "*Senior Manager*" means any manager of the Company or any Affiliate holding a position at a salary grade of 15 or higher or any future grade that is the equivalent thereof.

(jj) "*Share*" means a share of Common Stock.

(kk) "*Stock Appreciation Right*" has the meaning set forth in Section 5(b).

(ll) "*Subsidiary*" means any corporation, partnership, joint venture or other entity during any period in which at least a 50% voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

(mm) "*Tandem SAR*" has the meaning set forth in Section 5(b).

(nn) "*Term*" means the maximum period during which an Option or Stock Appreciation Right may remain outstanding, subject to earlier termination upon Termination of Employment or otherwise, as specified in the applicable Award Agreement.

(oo) "*Termination of Employment*" means, unless otherwise provided in the applicable Award Agreement, the termination of the applicable Participant's employment with, or performance of services for, the Company and any of its Subsidiaries or Affiliates. Unless otherwise determined by the Committee, if a Participant's employment with the Company and its Affiliates terminates but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity, such change in status shall not be deemed a

Termination of Employment. A Participant employed by, or performing services for, a Subsidiary or an Affiliate or a division of the Company and its Affiliates shall be deemed to incur a Termination of Employment if, as a result of a Disaffiliation, such Subsidiary, Affiliate, or division ceases to be a Subsidiary, Affiliate or division, as the case may be, and the Participant does not immediately thereafter become an employee of, or service provider for, the Company or another Subsidiary or Affiliate. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered Terminations of Employment.

SECTION 2. Administration

(a) *Committee.* The Plan shall be administered by the Compensation and Human Resource Committee of the Board or such other committee of the Board as the Board may from time to time designate (the "Committee"), which shall be composed of not less than two directors, and shall be appointed by and serve at the pleasure of the Board. The Committee shall, subject to Section 11, have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee shall have the authority, subject to the terms of the Plan:

(i) to select the Eligible Individuals to whom Awards may from time to time be granted;

(ii) to determine whether and to what extent Incentive Stock Options, Nonqualified Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Other Stock-Based Awards, or any combination thereof, are to be granted hereunder;

(iii) to determine the number of Shares to be covered by each Award granted hereunder;

(iv) to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine;

(v) subject to Section 12, to modify, amend or adjust the terms and conditions of any Award;

(vi) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(vii) to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto);

(viii) to determine whether, to what extent and under what circumstances cash, Shares and other property and other amounts payable with respect to an Award under this Plan shall be deferred either automatically or at the election of the Participant;

(ix) to establish any "blackout" period that the Committee in its sole discretion deems necessary or advisable; and

(x) to otherwise administer the Plan.

(b) *Procedures.*

(i) The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 11, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it.

(ii) Subject to Section 11(c), any authority granted to the Committee may also be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.

(c) *Discretion of Committee.* Subject to Section 1(f), any determination made by the Committee or by an appropriately delegated officer pursuant to delegated authority under the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee or any appropriately delegated officer pursuant to the provisions of the Plan shall be final and binding on all persons, including the Company, Participants, and Eligible Individuals.

(d) *Cancellation or Suspension.* The Committee shall have full power and authority to determine whether, to what extent and under what circumstances any Award shall be canceled or suspended. In particular, but without limitation, all outstanding Awards to any Participant may be canceled if the Participant, without the consent of the Committee, while employed by the Company or after termination of such employment, becomes associated with, employed by, renders services to, or owns any interest in (other than any nonsubstantial interest, as determined by the Committee), any business that is in competition with the Company or with any business in which the Company has a substantial interest, as determined by the Committee or any one or more Senior Managers or committee of Senior Managers to whom the authority to make such determination is delegated by the Committee.

(e) *Award Agreements.* The terms and conditions of each Award, as determined by the Committee, shall be set forth in a written (or electronic) Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. The effectiveness of an Award shall not be subject to the Award Agreement's being signed by the Company and/or the Participant receiving the Award unless specifically so provided in the Award Agreement. Award Agreements may be amended only in accordance with Section 12 hereof.

SECTION 3. Common Stock Subject to Plan

(a) *Plan Maximums.* The maximum number of Shares that may be granted pursuant to Awards under the Plan shall (after taking into account the adjustment made by the Committee pursuant to Section 3(d) of the Plan in connection with the spinoff of a division of the Company in 2007, but subject to any future adjustments as may be made pursuant to Section 3(d)) be 16,600,000 Shares. The maximum number of Shares that may be granted pursuant to Options intended to be Incentive Stock Options shall (after taking into account the adjustment made by the Committee pursuant to Section 3(d) of the Plan in connection with the spinoff of a division of the Company in 2007, but subject to any future adjustments as may be made pursuant to Section 3(d)) be 7,266,967 Shares and shall not be affected by the provisions of Section 3(c)(ii). Shares subject to an Award under the Plan may be authorized and unissued Shares.

(b) *Individual Limits.* No Participant may be granted Options and Free-Standing SARs covering in excess of 3,000,000 Shares, or Restricted Stock and Restricted Stock Units or other award subject to Performance Goals covering in excess of 1,000,000 Shares, in either case, during any consecutive 12-month period.

(c) *Rules for Calculating Shares Delivered.*

(i) To the extent that any Award is forfeited, or any Option and the related Tandem SAR (if any) or Free-Standing SAR terminates, expires or lapses without being exercised, or any Award is settled for cash, the Shares subject to such Awards not delivered as a result thereof shall again be available for Awards under the Plan.

(ii) If the exercise price of any Option and/or the tax withholding obligations relating to any Award are satisfied by delivering Shares (either actually or through attestation) or withholding Shares relating to such Award or if any Shares subject to an Award shall otherwise not be delivered in settlement of such Award (including upon the exercise of a Stock Appreciation Right), only the net number of Shares received by the Participant shall be deemed to have been issued for purposes of the maximum number of Shares in the first sentence of Section 3(a).

(iii) The provisions of Section 3(c)(i) and 3(c)(ii) shall also apply to awards granted under the Management Stock Plan that are outstanding on the Effective Date such that any Shares subject to such awards that are forfeited or terminated, expire, lapse without being exercised or are settled for cash shall again be available for Awards under the Plan.

(d) *Adjustment Provision.* In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, Disaffiliation, or similar event affecting the Company or any of its Subsidiaries (each, a "Corporate Transaction"), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards, and (D) the exercise price of outstanding Options and Stock Appreciation Rights. In the event of a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extra-ordinary dividend of cash or other property, share combination, or recapitalization or similar event affecting the capital structure of the Company (each, a "Share Change"), the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards, and (D) the exercise price of outstanding Options and Stock Appreciation Rights. In the case of Corporate Transactions, such adjustments may include, without limitation, (1) the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which stockholders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid), *provided*, that in the event of the cancellation of such Awards pursuant to this clause (1), the Awards shall vest in full immediately prior to the consummation of such Corporate Transaction; (2) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards; and (3) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following such Disaffiliation (as well as any corresponding adjustments to Awards that remain based upon Company securities). The Committee may adjust in its sole discretion the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company's financial statements, notes to the financial statements, management's discussion and analysis or other of the Company's SEC filings, *provided* that in the case of Performance Goals applicable to any Qualified Performance-Based Awards, such adjustment does not violate Section 162(m) of the Code.

(e) *Section 409A.* Notwithstanding the foregoing: (i) any adjustments made pursuant to Section 3(d) to Awards that are considered "deferred compensation" within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; (ii) any adjustments made pursuant to Section 3(d) to Awards that are not considered "deferred compensation" subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustment, the Awards either (A) continue not to be subject to Section 409A of the Code or (B) comply with the requirements of Section 409A of the Code; and (iii) in any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to Section 3(d) to the extent the existence of such authority would cause an Award that is not intended to be subject to Section 409A of the Code at the Grant Date to be subject thereto.

SECTION 4. Eligibility

Awards may be granted under the Plan to Eligible Individuals; *provided, however*, that Incentive Stock Options may be granted only to employees of the Company and its Subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code); *provided, further,* that Options or Stock Appreciation Rights that are intended to be exempt from Section 409A of the Code may be granted only to Eligible Individuals who are providing services to the Company or any corporation or other entity as to which the Company is an "eligible issuer of service recipient stock" (within the meaning of 409A of the Code).

SECTION 5. Options and Stock Appreciation Rights

(a) *Types of Options*. Options may be of two types: Incentive Stock Options and Nonqualified Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option.

(b) *Types and Nature of Stock Appreciation Rights.* Stock Appreciation Rights may be "Tandem SARs," which are granted in conjunction with an Option, or "Free-Standing SARs," which are not granted in conjunction with an Option. Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount in cash, Shares, or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share over the exercise price of the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Common Stock or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.

(c) *Tandem SARs*. A Tandem SAR may be granted at the Grant Date of the related Option. A Tandem SAR shall be exercisable only at such time or times and to the extent that the related Option is exercisable in accordance with the provisions of this Section 5, and shall have the same exercise price as the related Option. A Tandem SAR shall terminate or be forfeited upon the exercise or forfeiture of the related Option, and the related Option shall terminate or be forfeited upon the exercise or forfeiture of the Tandem SAR.

(d) *Exercise Price*. The exercise price per Share subject to an Option or Free-Standing SAR shall be determined by the Committee and set forth in the applicable Award Agreement, and shall not be less than the Fair Market Value of a share of the Common Stock on the applicable Grant Date. In no event may any Option or Free-Standing SAR granted under this Plan be amended, other than pursuant to Section 3(d), to decrease the exercise price thereof, be cancelled in conjunction with the (i) grant of any new Option or Free-Standing SAR with a lower exercise price or any other Award or (ii) payment of cash for such cancelled Option or Free-Standing SAR, or otherwise be subject to any action that would be treated, for accounting purposes, as a "repricing" of such Option or Free-Standing SAR, unless such amendment, cancellation, or action is approved by the Company's stockholders.

(e) *Term*. The Term of each Option and each Free-Standing SAR shall be fixed by the Committee, but shall not exceed ten years from the Grant Date (except in the case of death or Disability).

(f) *Vesting and Exercisability*. Except as otherwise provided herein, Options and Free-Standing SARs shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee, provided that in no event shall the normal vesting schedule of an Option or Free-Standing SAR provide that such Option or Free-Standing SAR vest prior to the first anniversary of the date of grant (other than in the case of death or Disability). If the Committee provides that any Option or Free-Standing SAR will become exercisable only in installments, the Committee may at any time waive such installment exercise provisions, in whole or in part, based on such factors as the Committee may determine.

(g) *Method of Exercise.* The method of exercising Options and SARs shall be set forth in the applicable Award Agreement.

(h) *Delivery; Rights of Stockholders.* No Shares shall be delivered pursuant to the exercise of an Option until the exercise price therefor has been fully paid and applicable taxes have been withheld. The applicable Participant shall have all of the rights of a stockholder of the Company holding the class or series of Common Stock that is subject to the Option or Stock Appreciation Right (including, if applicable, the right to vote the applicable Shares and the right to receive dividends), when the Participant (i) has given written notice of exercise, (ii) if requested, has given the representation described in Section 14(a), and (iii) in the case of an Option, has paid in full for such Shares.

(i) *Nontransferability of Options and Stock Appreciation Rights.* No Option or Free-Standing SAR shall be transferable by a Participant other than (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonqualified Option or Free-Standing SAR, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the Participant's family members, whether directly or indirectly or by means of a trust or partnership or otherwise. For purposes of this Plan, unless otherwise determined by the Committee, "family member" shall have the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto. A Tandem SAR shall be transferable only with the related Option as permitted by the preceding sentence. Any Option or Stock Appreciation Right shall be exercisable, subject to the terms of this Plan, only by the applicable Participant, the guardian or legal representative of such Participant, or any person to whom such Option or Stock Appreciation Right is permissibly transferred pursuant to this Section 5(i), it being understood that the term "Participant" includes such guardian, legal representative and other transferee; *provided, however*, that the term "Termination of Employment" shall continue to refer to the Termination of Employment of the original Participant.

SECTION 6. Restricted Stock

(a) *Nature of Awards and Certificates.* Shares of Restricted Stock are actual Shares issued to a Participant, and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates. Any certificate issued in respect of Shares of Restricted Stock shall be registered in the name of the applicable Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

> "The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the NCR Corporation 2011 Amended and Restated Stock Incentive Plan and an Award Agreement. Copies of such Plan and Agreement are on file at the offices of NCR Corporation, 3097 Satellite Blvd., Duluth, Georgia 30096 ."

The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the applicable Participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.

(b) *Terms and Conditions.* Shares of Restricted Stock shall be subject to the following terms and conditions:

(i) The Committee may, prior to or at the time of grant, designate an Award of Restricted Stock as a Qualified Performance-Based Award, in which event it shall condition the grant or vesting, as applicable, of such Restricted Stock upon the attainment of Performance Goals. If the Committee does not designate an Award of Restricted Stock as a Qualified Performance-Based Award, it may also condition the grant or vesting thereof upon the attainment of Performance Goals. Regardless of whether an Award of Restricted Stock is a Qualified Performance-Based Award, the Committee may also condition the grant or vesting thereof upon the continued service of the applicable Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient.

(ii) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Award for which such Participant's continued service is required (the "Restriction Period"), and until the later of (A) the expiration of the Restriction Period and (B) the date the applicable Performance Goals (if any) are satisfied, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock. Subject to the terms of the Plan, any Award of Restricted Stock shall be subject to vesting during the Restriction Period of at least three years following the date of grant, *provided* that a Restriction Period of at least one year following the date of grant is permissible if vesting is conditioned upon the achievement of Performance Goals, and *provided, further* that an Award may vest in part on a pro rata basis prior to the expiration of any Restriction Period, *provided, further*, that up to five percent of Shares available for grant as Restricted Stock (together with all other Shares available for grant as Full-Value Awards) may be granted with a Restriction Period of at least one year following the date of grant regardless of whether vesting is conditioned upon the achievement of Performance Goals.

(iii) Except as provided in this Section 6 and in the applicable Award Agreement, the applicable Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a stockholder of the Company holding the class or series of Common Stock that is the subject of the Restricted Stock, including, if applicable, the right to vote the Shares and the right to receive any cash dividends. If so determined by the Committee in the applicable Award Agreement and subject to Section 14(e), (A) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall be automatically deferred and reinvested in additional Restricted Stock, held subject to the vesting of the underlying Restricted Stock, and (B) subject to any adjustment pursuant to Section 3(d), dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock.

(iv) If and when any applicable Performance Goals are satisfied and the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which legended certificates have been issued, unlegended certificates for such Shares shall be delivered to the Participant upon surrender of the legended certificates.

SECTION 7. Restricted Stock Units

(a) *Nature of Awards.* Restricted Stock Units are Awards denominated in Shares that will be settled, subject to the terms and conditions of the Restricted Stock Units, in an amount in cash, Shares, or both, based upon the Fair Market Value of a specified number of Shares.

(b) *Terms and Conditions.* Restricted Stock Units shall be subject to the following terms and conditions:

(i) The Committee may, in connection with the grant of Restricted Stock Units, designate them as Qualified Performance-Based Awards, in which event it shall condition the vesting thereof upon the attainment of Performance Goals. If the Committee does not designate Restricted Stock Units as Qualified Performance-Based Awards, it may also condition the vesting thereof upon the attainment of Performance Goals. Regardless of whether Restricted Stock Units are Qualified Performance-Based Awards, the Committee may also condition the vesting thereof upon the continued service of the Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient. An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest or at a later time specified by the Committee or in accordance with an election of the Participant, if the Committee so permits.

(ii) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Units Award for which such Participant's continued service is required (the "Restriction Period"), and until the later of (A) the expiration of the Restriction Period and (B) the date the applicable Performance Goals (if any) are satisfied, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock Units. Subject to the terms of the Plan, any Restricted Stock Unit Awards shall be subject to vesting during the Restriction Period of at least three years following the date of grant, *provided* that a Restriction Period of at least one year following the date of grant is permissible if vesting is conditioned upon the achievement of Performance Goals, and *provided, further* that a Restricted Stock Unit Award may vest in part on a pro rata basis prior to the expiration of any Restriction Period, *provided, further*, that up to five percent of Shares available for grant as Restricted Stock Units (together with all other Shares available for grant as Full-Value Awards) may be granted with a Restriction Period of at least one year following the date of grant regardless of whether vesting is conditioned upon the achievement of Performance Goals.

(iii) The Award Agreement for Restricted Stock Units shall specify whether, to what extent and on what terms and conditions the applicable Participant shall be entitled to receive current or deferred payments of cash, Common Stock or other property corresponding to the dividends payable on the Common Stock (subject to Section 14(e) below).

SECTION 8. Performance Units.

Performance Units may be issued hereunder to Eligible Individuals, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The Performance Goals to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Unit, *provided* that the Performance Period shall be no less than one year following the date of grant. The Committee may, in connection with the grant of Performance Units, designate them as Qualified Performance-Based Awards. The conditions for grant or vesting and the other provisions of Performance Units (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient. Performance Units may be paid in cash, Shares, other property or any combination thereof, in the sole discretion of the Committee at the time of payment. The performance levels to be achieved for each Performance Period and the amount of the Award to be distributed shall be conclusively determined by the Committee. Performance Units may be paid in a lump sum or in installments following the close of the Performance Period. The maximum value of the property, including cash, that may be paid or distributed to any Participant pursuant to a grant of Performance Units made in any one calendar year shall be ten million dollars ($10,000,000).

SECTION 9. Other Stock-Based Awards

Other Stock-Based Awards may be granted under the Plan, *provided* that any Other Stock-Based Awards that are Awards of Common Stock that are unrestricted shall only be granted in lieu of other compensation due and payable to the Participant. Subject to the terms of the Plan, any Other Stock-Based Award that is a Full-Value Award shall be subject to vesting during a Restriction Period of at least three years following the date of grant, *provided* that a Restriction Period of at least one year following the date of grant is permissible if vesting is conditioned upon the achievement of Performance Goals, and *provided, further* that an Other Stock-Based Award that is a Full-Value Award may vest in part on a pro rata basis prior to the expiration of any Restriction Period, *provided, further*, that up to five percent of Shares available for grant as Other Stock-Based Awards that are Full-Value Awards (together with all other Shares available for grant as Full-Value Awards) may be granted with a Restriction Period of at least one year following the date of grant regardless of whether vesting is conditioned upon the achievement of Performance Goals.

SECTION 10. Change in Control Provisions

(a) *Impact of Event.* Unless otherwise provided in the applicable Award Agreement, notwithstanding any other provision of this Plan to the contrary, unless Awards are not assumed, converted or replaced in which case such Awards shall vest immediately prior to the Change in Control, upon a Participant's Termination of Employment, during the 24-month period following a Change in Control, (x) by the Company other than for Cause or Disability or (y) for Participants who are participants in the NCR Change in Control Severance Plan (the "CIC Severance Plan"), for Participants who participate in a NCR Severance Policy ("Severance Policy") at a level that provides the Participant with the opportunity to resign for "good reason," and for other Participants to the extent set forth in an Award Agreement, by the Participant for Good Reason (as defined below):

(i) any Options and Stock Appreciation Rights outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be fully exercisable and vested and shall remain exercisable until the later of (A) the last date on which such Option or Stock Appreciation Right would be exercisable in the absence of this Section 10(a) and (B) the first anniversary of such Termination of Employment, *provided* that in no event shall the Option or Stock Appreciation Right be exercisable beyond the expiration of the Term of such Option or Stock Appreciation Right;

(ii) the restrictions and deferral limitations applicable to any Restricted Stock shall lapse, and such Restricted Stock outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall become free of all restrictions and become fully vested and transferable; and

(iii) all Restricted Stock Units outstanding as of such Termination of Employment which were outstanding as of the date of such Change in Control shall be considered to be earned and payable in full, and any deferral or other restriction shall lapse and such Restricted Stock Units shall be settled as promptly as is practicable in (subject to Section 3(d)) the form set forth in the applicable Award Agreement.

For purposes of this Section 10, "Good Reason" means if the Participant is a participant in the CIC Severance Plan or is subject to the Severance Policy, "Good Reason" as defined in the CIC Severance Plan or the Severance Policy, as applicable, or, if the Participant is not a participant in the CIC Severance Plan or the Severance Policy, as applicable, "Good Reason" as defined in any Individual Agreement or Award Agreement to which the applicable Participant is a party.

(b) *Definition of Change in Control.* Unless otherwise provided in the applicable Award Agreement, for purposes of the Plan, a "Change in Control" shall mean any of the following events:

(i) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty percent (30%) or more of either (a) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (b) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (d) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) of this Section 10(b); or

(ii) Individuals who, as of the date of this Plan, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; *provided, however,* that any individual becoming a director subsequent to the date of this Plan whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds (2/3) of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii) Consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another entity (a "Corporate Transaction"), in each case, unless, following such Corporate Transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be; (B) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, thirty percent (30%) or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction; and (C) at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Corporate Transaction; or

(iv) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

SECTION 11. Qualified Performance-Based Awards; Section 16(b)

(a) The provisions of this Plan are intended to ensure that all Options and Stock Appreciation Rights granted hereunder to any Participant who is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) in the tax year in which such Option or Stock Appreciation Right is expected to be deductible to the Company qualify for the Section 162(m) Exemption, and all such Awards shall therefore be considered Qualified Performance-Based Awards and this Plan shall be interpreted and operated consistent with that intention (including, without limitation, to require that all such Awards be granted by a committee composed solely of members who satisfy the requirements for being "outside directors" for purposes of the Section 162(m) Exemption ("Outside Directors")). When granting any Award other than an Option or Stock Appreciation Right, the Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that (i) the recipient is or may be a "covered employee" (within the meaning of Section 162(m)(3) of the Code) with respect to such Award, and (ii) the Committee wishes such Award to qualify for the Section 162(m) Exemption, and the terms of any such Award (and of the grant thereof) shall be consistent with such designation (including, without limitation, that all such Awards be granted by a committee composed solely of Outside Directors). Within 90 days after the commencement of a Performance Period or, if earlier, by the expiration of 25% of a Performance Period, the Committee will designate one or more Performance Periods, determine the Participants for the Performance Periods and establish the Performance Goals for the Performance Periods.

(b) Each Qualified Performance-Based Award (other than an Option or Stock Appreciation Right) shall be earned, vested and payable (as applicable) only upon the achievement of one or more Performance Goals, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate.

(c) The full Board shall not be permitted to exercise authority granted to the Committee to the extent that the grant or exercise of such authority would cause an Award designated as a Qualified Performance-Based Award not to qualify for, or to cease to qualify for, the Section 162(m) Exemption.

(d) The provisions of this Plan are intended to ensure that no transaction under the Plan is subject to (and not exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act ("Section 16(b)"). Accordingly, the composition of the Committee shall be subject to such limitations as the Board deems appropriate to permit transactions pursuant to this Plan to be exempt (pursuant to Rule 16b-3 promulgated under the Exchange Act) from Section 16(b), and no delegation of authority by the Committee shall be permitted if such delegation would cause any such transaction to be subject to (and not exempt from) Section 16(b).

SECTION 12. Term, Amendment and Termination

(a) *Effectiveness.* The Plan was adopted by the Board on February 28, 2006, and became effective as of the date (the "Effective Date") it was approved by a least a majority of the outstanding shares of the Company. On December 31, 2008, the Plan was amended and restated in its entirety in order to comply with Section 409A of the Code. On February 22, 2011, the Plan was, subject to the approval of the Company's stockholders, amended and restated in its entirety as set forth herein, and adopted by the Board.

(b) *Termination.* The Plan will terminate on the tenth anniversary of the Effective Date. Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan.

(c) *Amendment of Plan.* The Board may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of the Participant with respect to a previously granted Award without such Participant's consent, except such an amendment made to comply with applicable law, including without limitation Section 409A of the Code, stock exchange rules or accounting rules. In addition, no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by applicable law or the listing standards of the Applicable Exchange.

(d) *Amendment of Awards.* Subject to Section 5(d), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall cause a Qualified Performance-Based Award to cease to qualify for the Section 162(m) Exemption or without the Participant's consent materially impair the rights of any Participant with respect to an Award, except such an amendment made to cause the Plan or Award to comply with applicable law, stock exchange rules or accounting rules.

SECTION 13. Unfunded Status of Plan

It is presently intended that the Plan constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; *provided, however*, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

SECTION 14. General Provisions

(a) *Conditions for Issuance.* The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to fulfillment of all of the following conditions: (i) listing or approval for listing upon notice of issuance, of such Shares on the Applicable Exchange; (ii) any registration or other qualification of such Shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and (iii) obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.

(b) *Additional Compensation Arrangements.* Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees.

(c) *No Contract of Employment.* The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment of any employee at any time.

(d) *Required Taxes.* No later than the date as of which an amount first becomes includible in the gross income of a Participant for federal, state, local or foreign income or employment or other tax purposes with respect to any Award under the Plan, such Participant shall pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount, up to the Participant's minimum required tax withholding rate (or such other rate that will not trigger a negative accounting impact). Unless otherwise determined by the Company, withholding obligations may be settled with Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement. The obligations of the Company under the Plan shall be conditional on such payment or arrangements, and the Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

(e) *Limitation on Dividend Reinvestment and Dividend Equivalents.* Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 3 for such reinvestment or payment (taking into account then outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 14(e).

(f) *Designation of Death Beneficiary.* The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant's death are to be paid or by whom any rights of such Eligible Individual, after such Participant's death, may be exercised.

(g) *Subsidiary Employees.* In the case of a grant of an Award to any employee of a Subsidiary of the Company, the Company may, if the Committee so directs, issue or transfer the Shares, if any, covered by the Award to the Subsidiary, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Subsidiary will transfer the Shares to the employee in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All Shares underlying Awards that are forfeited or canceled should revert to the Company.

(h) *Governing Law and Interpretation.* The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Maryland, without reference to principles of conflict of laws. The captions of this Plan are not part of the provisions hereof and shall have no force or effect.

(i) *Non-Transferability.* Except as otherwise provided in Section 5(i) or by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution.

(j) *Foreign Employees and Foreign Law Considerations.* The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.

(k) *Deferrals.* Subject to the requirements of Section 409A of the Code, the Committee shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred. Subject to the provisions of this Plan and any Award Agreement, the recipient of an Award (including, without limitation, any deferred Award) may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, interest or dividends, or interest or dividend equivalents, with respect to the number of shares covered by the Award, as determined by the Committee, in its sole discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested.

(l) *Compliance with Section 409A of the Code.* Awards granted under this Plan shall be designed and administered in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Code. To the extent that the Committee determines that any award granted under the Plan is subject to Section 409A of the Code, the Award Agreement shall incorporate the terms and conditions necessary to avoid the imposition of an additional tax under Section 409A of the Code upon a Participant. Notwithstanding any other provision of the Plan or any Award Agreement (unless the Award Agreement provides otherwise with specific reference to this Section): (i) an Award shall not be granted, deferred, accelerated, extended, paid out, settled, substituted or modified under this Plan in a manner that would result in the imposition of an additional tax under Section 409A of the Code upon a Participant; and (ii) if an Award constitutes "deferred compensation" within the meaning of Section 409A of the Code, and if the participant holding the award is a "specified employee" (as defined in Section 409A of the Code, with such classification to be determined in accordance with the methodology established by the Company), no distribution or payment of any amount shall be made before a date that is six (6) months following the date of such participant's "separation from service" (as defined in Section 409A of the Code) or, if earlier, the date of the participant's death. Although the Company intends to administer the Plan so that Awards will be exempt from, or will comply with, the requirements of Section 409A of the Code, the Company does not warrant that any award under the Plan will qualify for favorable tax treatment under Section 409A of the Code or any other provision of federal, state, local, or non-United States law. Neither the Company, its Subsidiaries, nor their respective directors, officers, employees or advisers shall be liable to any Participant (or any other individual claiming a benefit through the Participant) for any tax, interest, or penalties the Participant might owe as a result of the grant, holding, vesting, exercise, or payment of any award under the Plan.

IN WITNESS WHEREOF, the Company has caused this amendment and restatement of the Plan to be executed on this __day of ______, 2011.

NCR CORPORATION

By:________________________________

Name: Andrea Ledford
Title: Senior Vice President, Human Resources

Exhibit B

AMENDED AND RESTATED NCR MANAGEMENT INCENTIVE PLAN

Effective February 22, 2011

PREAMBLE

This Amended and Restated NCR Management Incentive Plan ("Plan"), adopted effective January 1, 2006, is hereby amended and restated as of February 22, 2011, by the Board of Directors of NCR Corporation ("Company"). The purpose of the Plan is to advance the interests of the Company and its stockholders and assist the Company in attracting and retaining executive officers by providing incentives and financial rewards to such executive officers that are intended to be deductible to the maximum extent possible as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code. This Plan is subject to stockholder approval with respect to amounts that may become payable under the Plan for fiscal year 2011 and thereafter and shall be null and void and of no further effect if such stockholder approval is not obtained.

ARTICLE I

Definitions

1.1 Award means an award of incentive compensation pursuant to the Plan.

1.2 Code means the Internal Revenue Code of 1986, as amended.

1.3 Committee means the Compensation and Human Resource Committee of the Board of Directors of the Company, or a subcommittee thereof consisting of members appointed from time to time by the Board of Directors of the Company, and shall comprise not less than such number of directors as shall be required to permit the Plan to satisfy the requirements of Code Section 162(m). The Committee administering the Plan shall be composed solely of "outside directors" within the meaning of Code Section 162(m).

1.4 Company means NCR Corporation, a Maryland corporation.

1.5 Disability means a total and permanent disability that causes a Participant to be eligible to receive long term disability benefits from the NCR Long Term Disability Plan, or any similar plan or program sponsored by a subsidiary or branch of the Company.

1.6 Executive Officers means Board-appointed officers of the Company who are designated by the Board as "Section 16 officers."

1.7 Participant means an Executive Officer who is selected by the Committee to participate in the Plan.

1.8 Performance Period means the time period during which the achievement of the performance goals is to be measured.

1.9 Plan means this NCR Management Incentive Plan.

1.10 Retirement means termination of employment with the Company or an affiliated company when a Participant is age 55 or older.

ARTICLE II

Eligibility and Participation

2.1 Eligibility and Participation. The Committee shall select Executive Officers of the Company who are eligible to receive Awards under the Plan, and who shall be Participants in the Plan during any Performance Period in which they may earn an Award.

ARTICLE III

Terms of Awards

3.1 Calculation of Awards. The Award payable under the Plan for a Performance Period is equal to 1.5% of "Non-Pension Operating Income" for the Chief Executive Officer for the Performance Period and 0.75% of Non-Pension Operating Income for each of the other Participants for the Performance Period.

"Non-Pension Operating Income" means the Company's net revenue before pension income and expenses, less product and service costs and marketing, selling, general and administrative, research, and development expenses, as reported in the Company's income statement for the applicable Performance Period, after accrual of any amounts for payment under the Plan for the Performance Period and any other Company plan where its terms so provide, adjusted to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, and the cumulative effect of tax or accounting changes, each as defined by generally accepted accounting principles or identified in the Company's financial statements, notes to the financial statements or management's discussion and analysis.

3.2 Discretionary Adjustment. The Committee may not increase the amount payable under the Plan or with respect to an Award pursuant to Section 3.1, but retains the discretionary authority to reduce the amount. The Committee may establish factors to take into consideration in implementing its discretion, including, but not limited to, corporate or business unit performance against budgeted financial goals (e.g., operating income or revenue), achievement of non-financial goals, economic and relative performance considerations and assessments of individual performance.

3.3 Form of Payment. Each Award under the Plan shall be paid in cash or its equivalent. The Committee in its discretion may determine that all or a portion of an Award shall be paid in stock, restricted stock, stock options, or other stock-based or stock denominated units, which shall be issued pursuant to the Company's equity compensation plans in existence at the time of the grant.

3.4 Timing of Payment. Payment of Awards will be made as soon as practicable following determination of and certification of the Award, but in no event more than two and a half months after the end of the calendar year with respect to which such Award was earned, unless the Participant has, prior to the grant of an Award, submitted an election to defer receipt of the Award in accordance with a deferred compensation plan approved by the Committee.

3.5 Performance Period. Within 90 days after the commencement of each fiscal year or, if earlier, by the expiration of 25% of a Performance Period, the Committee will designate one or more Performance Periods, determine the Participants for the Performance Periods and affirm the applicability of the Plan's formula for determining the Award for each Participant for the Performance Periods. The time period during which the achievement of the performance goals is to be measured shall be determined by the Committee, but may be no longer than five years and no less than six months.

3.6 Certification. Following the close of each Performance Period and prior to payment of any amount to any Participant under the Plan, the Committee will certify in writing as to the attainment of the performance goals and the amount of the Award.

ARTICLE IV

New Hires, Promotions and Terminations

4.1 New Participants During the Performance Period. If an individual is newly hired or promoted during a calendar year into a position eligible for participation in the Plan, he or she shall be eligible for an Award under the Plan for the Performance Period, prorated for the portion of the Performance Period following the date of eligibility for the Plan.

4.2 Retirement, Disability or Death. A Participant who terminates employment with the Company during a Performance Period due to Retirement, Disability or death shall be eligible to receive an Award prorated for the portion of the Performance Period prior to termination of employment. Awards payable in the event of death shall be paid to the Participant's estate.

4.3 Termination of Employment. If a Participant terminates employment with the Company for a reason other than Retirement, Disability or death, unless otherwise determined by the Committee, no Award shall be payable with respect to the Performance Period in which such termination occurs.

ARTICLE V

Miscellaneous

5.1 Withholding Taxes. The Company shall have the right to make payment of Awards net of any applicable federal, state and local taxes required to be withheld, or to require the Participant to pay such withholding taxes. If the Participant fails to make such tax payments as required, the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant or to take such other action as may be necessary to satisfy such withholding obligations.

5.2 Nontransferability. No Award may be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, including assignment pursuant to a domestic relations order, during the time in which the requirement of continued employment or attainment of performance objectives has not been achieved. Each Award shall be paid during the Participant's lifetime only to the Participant, or, if permissible under applicable law, to the Participant's legal representatives. No Award shall, prior to receipt thereof by the Participant, be in any manner liable for or subject to the debts, contracts, liabilities, or torts of the Participant.

5.3 Administration. The Committee shall administer the Plan, interpret the terms of the Plan, amend and rescind rules relating to the Plan, and determine the rights and obligations of Participants under the Plan. The Committee may delegate any of its authority as it solely determines. In administering the Plan, the Committee may at its option employ compensation consultants, accountants and counsel and other persons to assist or render advice to the Committee, all at the expense of the Company. All decisions of the Committee shall be final and binding upon all parties including the Company, its stockholders, and the Participants. The provisions of this Plan are intended to ensure that all Awards granted hereunder qualify for the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code, and this Plan shall be interpreted and operated consistent with that intention.

5.4 Severability. If any provisions of the Plan or any Award is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan or the Award, such provision will be stricken as to such jurisdiction, and the remainder of the Plan or Award shall remain in full force and effect.

5.5 No Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured general creditor of the Company.

5.6 Employment at Will. Neither the adoption of the Plan, eligibility of any person to participate, nor payment of an Award to a Participant shall be construed to confer upon any person a right to be continued in the employ of the Company. The Company expressly reserves the right to discharge any Participant whenever in the sole discretion of the Company its interest may so require.

5.7 Amendment or Termination of the Plan. The Board of Directors of the Company reserves the right to amend or terminate the Plan at any time with respect to future Awards to Participants. Amendments to the Plan will require stockholder approval to the extent required to comply with applicable law, including the exemption under Code Section 162(m).

5.8 Non-Exclusivity of Plan. Neither the adoption of the Plan by the Board of Directors nor the submission of the Plan to stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board of Directors or the Committee to adopt such other incentive arrangements as either may deem desirable, including, without limitation, cash or equity-based compensation arrangements, either tied to performance or otherwise.

5.9 Dispute Resolution. The Plan and any agreements hereunder shall be interpreted in accordance with the laws of the State of Maryland and applicable federal law. Any controversy or claim related in any way to the Plan shall be resolved by binding arbitration on a de novo standard pursuant to this paragraph and the then current rules of the American Arbitration Association. The arbitration shall be held before an arbitrator who is an attorney or former judge or magistrate knowledgeable of employment law. The arbitrator's decision and award shall be final and binding and may be entered in any court having jurisdiction thereof. The arbitrator shall not have the power to award punitive or exemplary damages. Issues of arbitrability shall be determined in accordance with the federal substantive and procedural laws relating to arbitration; all other aspects shall be interpreted in accordance with the laws of the State of Ohio. Each party shall bear its own attorneys' fees associated with the arbitration and other costs and expenses of the arbitration shall be borne as provided by the rules of the American Arbitration Association; provided, however, that if the Participant is the prevailing party, the Company shall reimburse the Participant for reasonable attorneys' fees and expenses and arbitration expenses incurred in connection with the dispute.

IN WITNESS WHEREOF, the Company has caused this Plan to be executed on this __day of ______, 2011.

FOR NCR CORPORATION

By: ______________________________

Andrea Ledford,
Senior Vice President,
Human Resources

Exhibit C

NCR CORPORATION 2011 ECONOMIC PROFIT PLAN

PREAMBLE

The purpose of the NCR Corporation 2011 Economic Profit Plan (the "Plan") is to advance the interests of the Company and its stockholders and assist the Company in attracting and retaining employees by providing incentives and financial rewards to such employees that are intended to be deductible to the maximum extent practicable as "performance-based compensation" within the meaning of Section 162(m) of the Code. The Plan is effective upon the date of its approval by the Board of Directors of the Company on February 22, 2011, but is subject to stockholder approval with respect to amounts that may become payable under the Plan and shall be null and void and of no further effect if such stockholder approval is not obtained.

ARTICLE I

Definitions

1.1 Applicable Percentage means sixty-seven percent (67%) in the case of a termination by the Company without Cause or a resignation for Good Reason and one hundred percent (100%) in the case of a termination by reason of Retirement or Disability.

1.2 Award Statement means a written statement (a) identifying an individual as a Participant, (b) setting forth the percentage of Economic Profit that represents the Participant's Bonus Credit opportunity under the Plan for the applicable Performance Period, (c) setting forth, to the extent applicable, the Participant's Bonus payment and Bonus Credit for the prior Performance Period, (d) setting forth, to the extent applicable, the balance in the Participant's Bonus Bank, and (e) containing such other terms and conditions as may be determined by the Committee in its sole discretion.

1.3 Bonus means the portion of a Participant's Bonus Bank payable to a Participant in accordance with the terms of the Plan.

1.4 Bonus Bank means the bookkeeping account established and maintained by the Company under the Plan for the Participant which reflects the aggregate Bonus Credits for such Participant less the aggregate Bonuses paid to such Participant, in each case, in accordance with the terms of the Plan.

1.5 Bonus Credit means the amount credited to a Participant's Bonus Bank for a Performance Period based on Economic Profit.

1.6 Cash Flow from Operations means net cash provided by operating activities as reported under Generally Accepted Accounting Principles.

1.7 Cash Flow Test has the meaning set forth in Section 3.4.

1.8 Cause means, unless otherwise provided in an Award Statement, (a) "Cause" as defined in any Individual Agreement, or (b) if there is no Individual Agreement or if it does not define Cause: (i) conviction of the Participant for committing a felony under federal law or the law of the state in which such action occurred, (ii) dishonesty in the course of fulfilling the Participant's employment duties, (iii) failure on the part of the Participant to perform substantially such Participant's employment duties in any material respect, (iv) a material violation of the Company's ethics and compliance program or (v) such other events as shall be determined by the Committee and set forth in a Participant's Award Statement.

1.9 Change in Control means any of the following events:

(i) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of thirty percent (30%) or more of either (a) the then-outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (b) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (d) any acquisition pursuant to a transaction that complies with clauses (A), (B) and (C) of subsection (iii) of this Section 1.9; or

(ii) individuals who, as of the date of this Plan, constitute the Board of Directors of the Company (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors of the Company; provided, however, that any individual becoming a director subsequent to the date of this Plan whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors of the Company; or

(iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another entity (a "Corporate Transaction"), in each case, unless, following such Corporate Transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than fifty percent (50%) of, respectively, the then-outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be; (B) no Person (excluding any employee benefit plan (or related trust) of the Company or such corporation, resulting from such Corporate Transaction) beneficially owns, directly or indirectly, thirty percent (30%) or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Corporate Transaction; and (C) at least a majority of the members of the Board of Directors of the corporation resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board of Directors of the Company, providing for such Corporate Transaction; or

(iv) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

1.10 Code means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

1.11 Committee means the Compensation and Human Resource Committee of the Board of Directors of the Company, or a subcommittee thereof consisting of members appointed from time to time by the Board of Directors of the Company, and shall be comprised of not less than such number of directors as shall be required to permit the Plan to satisfy the requirements of Section 162(m) of the Code. The Committee administering the Plan shall be composed solely of "outside directors" within the meaning of Section 162(m) of the Code.

1.12 Company means NCR Corporation, a Maryland corporation.

1.13 Compensation Recovery Policy has the meaning set forth in Section 7.11.

1.14 Competing Organization has the meaning set forth in Section 6.2.

1.15 Controllable Capital means the Company's working capital (comprised of accounts receivable plus inventory, minus the sum of accounts payable, deferred revenue and customer deposits), plus the sum of Property, Plant & Equipment, other current assets, excluding taxes, and capitalized software, minus the sum of payroll and employee benefits and other current liabilities excluding taxes and severance (FAS 112 liability).

1.16 Disability means a total and permanent disability that causes a Participant to be eligible to receive long-term disability benefits from the NCR Long-Term Disability Plan, or any similar plan or program sponsored by a subsidiary or affiliate of the Company.

1.17 Economic Profit, for any Performance Period, means the difference between (a) the Company's Non-Pension Operating Income and (b) the product of (i) Weighted Average Cost of Capital and (ii) Controllable Capital.

1.18 Good Reason shall have the meaning set forth in an Individual Agreement. For the avoidance of doubt, (a) if there is no Individual Agreement or if it does not define Good Reason, the provisions applicable to a resignation for "Good Reason" under the Plan shall not apply to the Participant and (b) "Good Reason" shall not apply to a Participant under the Plan by virtue of its application to a Participant following a Change in Control under the Company's Amended and Restated Change in Control Severance Plan.

1.19 Individual Agreement means an employment, consulting or similar agreement between a Participant and the Company or one of its subsidiaries or affiliates.

1.20 Non-Pension Operating Income means the Company's net revenue before pension income and expenses, less product and service costs and marketing, selling, general and administrative, research, and development expenses, after accrual of any amounts for payment under the Plan for the Performance Period and any other Company plan where its terms so provide, adjusted to eliminate the effects of charges for restructurings, discontinued operations, extraordinary items and other unusual or non-recurring items, and the cumulative effect of tax or accounting changes, each as defined by generally accepted accounting principles or identified in the Company's financial statements, notes to the financial statements or management's discussion and analysis.

1.21 Participant means any employee of the Company or any of its subsidiaries or affiliates who is selected by the Committee to participate in the Plan.

1.22 Performance Period means the calendar year designated by the Committee pursuant to Section 3.1 of the Plan during which the achievement of the performance goals is to be measured.

1.23 Plan means this NCR Corporation 2011 Economic Profit Plan.

1.24 Retirement means termination of employment with the Company or a subsidiary or affiliate when a Participant is age 55 or older.

1.25 Weighted Average Cost of Capital means the sum of (a) the product of (i) the cost of equity and (ii) the weighted market value of common shares outstanding and (b) the product of (i) the cost of debt and (ii) the weighted market value of the long-term debt and short-term debt.

ARTICLE II

Eligibility and Participation

The Committee shall, in its sole discretion, determine for each Performance Period those individuals who shall be Participants in the Plan for such Performance Period, subject to Section 4.1, no later than the earlier of 90 days after the beginning of each Performance Period or the expiration of twenty-five percent (25%) of such Performance Period. The Committee shall notify an individual that he or she is a Participant in the Plan for a Performance Period by providing such individual with an Award Statement for such Performance Period. Participation in the Plan by any Participant during any Performance Period shall not entitle a Participant to participation in the Plan during any subsequent Performance Period.

ARTICLE III

Bonuses

3.1 Bonus Credit Awards. For each Performance Period, a Participant will be eligible to earn a Bonus Credit, which will equal a specified percentage of Economic Profit for such Performance Period. The Committee shall, subject to Section 4.1, no later than the earlier of 90 days after the beginning of each Performance Period or the expiration of twenty-five percent (25%) of such Performance Period, (a) affirm the applicability of Economic Profit as the performance criterion for such Performance Period, and (b) determine the pre-established percentage of Economic Profit that each Participant will be eligible to earn as a Bonus Credit under the Plan, subject to the individual maximum amounts described in the final sentence of this Section 3.1. A Performance Period shall be determined by the Committee and set forth in each Participant's Award Statement. The maximum percent of Economic Profit that may be earned by any Participant as a Bonus Credit for a particular Performance Period is five percent (5%).

3.2 Determination of Bonus Credit Amount. Following the close of each Performance Period, the Committee will certify in writing as to the attainment of Economic Profit for the Performance Period. Once the amount of Economic Profit is determined and by no later than March 15 after the end of the Performance Period, a Bonus Credit shall be credited to a Participant's Bonus Bank for the Performance Period, and the determination of the Committee will be final and binding. The Bonus Credit for any Participant for any Performance Period may be a negative number or a positive number. If the Bonus Credit is a positive number, the Participant's Bonus Bank will be increased by the amount of such Bonus Credit; if the Bonus Credit is a negative number, the Bonus Bank will be decreased by the amount of such Bonus Credit, including a decrease such that the Participant's overall Bonus Bank balance is negative. If a Participant's overall Bonus Bank account balance is negative as of the date a Bonus would be paid under the Plan (as described below), no Bonus will be paid to such Participant under the Plan, but the Participant's negative Bonus Bank shall not reduce the amount of other compensation payable to, or offset any amount otherwise due to, such Participant.

3.3 Discretionary Adjustment. The Committee may not increase the pre-established percentage of Economic Profit that may be credited to any Participant's Bonus Bank under the Plan for a Performance Period, but it retains the authority to reduce the Bonus Credit to be credited to a Participant's Bonus Bank under the Plan for a Performance Period or otherwise to reduce a Participant's Bonus Bank. The Committee may establish factors to take into consideration in implementing its discretion, including, but not limited to, corporate or business unit performance against budgeted financial goals (e.g., operating income or revenue), achievement of non-financial goals, economic and relative performance considerations and assessments of individual performance.

3.4 Payment of Bonus. Except as otherwise determined by the Committee and set forth in a Participant's Award Statement, subject to a Participant's continued employment through the date on which a Bonus is paid, a Participant will be paid in cash in a lump sum on each August 1 commencing on August 1, 2012 a Bonus in an amount equal to thirty-three percent (33%) of the Participant's then-current Bonus Bank. Notwithstanding the foregoing, (a) if the Company's Cash Flow From Operations for the year immediately preceding the year in which a Bonus would otherwise be paid (after accrual of any amounts earned under the Plan for such year) is not equal to or in excess of one percent (1%) of the Company's total revenues for such prior year (the "Cash Flow Test"), no Bonus will be paid under the Plan for such year and the amount that otherwise would have been paid in such year shall continue to be included in the Participant's Bonus Bank, without interest, and payable in accordance with the terms of the Plan and (b) if a Participant would receive a Bonus or Bonuses under the Plan in excess of $10 million dollars in the aggregate in any calendar year, the amount of the Bonus or Bonuses in excess of $10 million will not be paid under the Plan in such year and the amount in excess of $10 million that otherwise would have been paid in such year shall continue to be included in the Participant's Bonus Bank, without interest, and payable in accordance with the terms of the Plan.

ARTICLE IV

New Hires, Promotions and Terminations

4.1 New Participants During the Performance Period. If an individual is newly hired or promoted during a Performance Period and is designated by the Committee to become a Participant for such Performance Period, he or she shall be eligible for a Bonus Credit under the Plan for the Performance Period, prorated for the portion of the Performance Period following the date of his or her designation to become a Participant in the Plan.

4.2 Termination of Employment. Except as otherwise provided below, a Participant will immediately forfeit his or her entire Bonus Bank and any right to any future Bonus Credits upon a termination of employment.

4.3 Termination by the Company without Cause or for Disability/By Participant for Good Reason or Retirement. If a Participant's employment is terminated by the Company without Cause or by reason of Disability or a Participant resigns for Good Reason or terminates employment by reason of Retirement, the Participant will be credited with a Bonus Credit, if any, for any Performance Period or portion thereof during which the Participant participated in the Plan but for which the Participant has not yet received a Bonus Credit through the end of the quarter in which the termination occurs. The Participant will be paid the Applicable Percentage of the Participant's Bonus Bank (with the amount of the Bonus Bank determined after the Participant's Bonus Bank is credited with Bonus Credits pursuant to the immediately preceding sentence) in four equal installments on each of the first four six-month anniversaries of the Participant's termination of employment without regard to the limitations described in the last sentence of Section 3.4, and any remaining portion of the Bonus Bank shall be forfeited. Notwithstanding the foregoing, if the Cash Flow Test is not met for the year immediately preceding the year in which any such termination occurs, the Participant's first installment payment will be delayed and will continue to be held in the Participant's Bonus Bank, without interest, until the second installment payment is due, at which time the first and second installment payments will be paid to the Participant. The Participant's remaining installment payments will be made at the normal times set forth in this Section 4.3.

4.4 Death. Upon a termination by reason of the Participant's death, the Participant will be credited with a Bonus Credit, if any, for any Performance Period or portion thereof during which the Participant participated in the Plan but for which the Participant has not yet received a credit through the end of the quarter in which the termination by reason of death occurs. The Participant will be paid in a lump sum within 30 days of the date of termination by reason of death the Participant's entire Bonus Bank in cash (with the amount of the Bonus Bank determined after the Participant's Bonus Bank is credited with Bonus Credits pursuant to the immediately preceding sentence) without regard to the limitations described in the last sentence of Section 3.4.

ARTICLE V

Payment Upon Change in Control

Upon a Change in Control, each Participant will be credited with a Bonus Credit, if any, for any Performance Period or portion thereof during which such Participant participated in the Plan but for which such Participant has not yet received a credit through the effective date of the Change in Control. Notwithstanding any provision of the Plan to the contrary, each Participant will be paid in a lump sum within 30 days of the Change in Control the Participant's entire Bonus Bank in cash (with the amount of the Bonus Bank determined after the Participant's Bonus Bank is credited with Bonus Credits pursuant to the immediately preceding sentence) without regard to the limitations described in the last sentence of Section 3.4; provided, however, that such payment shall be made upon the Change in Control only if such Change in Control also constitutes a "change in control event" within the meaning of Section 409A of the Code and shall otherwise be made on the first payment event to occur pursuant to Section 3.4 or Article IV; provided, further that, with respect to any Participant (a) whose employment has terminated prior to the Change in Control and (b) who is a "specified employee" within the meaning of Section 409A of the Code (as determined in accordance with the methodology established by the Company as in effect on the date of the Participant's "separation from service" (within the meaning of Section 409A of the Code), amounts that constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code that would otherwise be payable under the Plan under this sentence during the six-month period immediately following the separation from service shall instead be paid on the first business day after the date that is six months following the separation from service or, if earlier, the Participant's death.

ARTICLE VI

Restrictive Covenants

6.1 Bonus Credits and Bonus Bank Payments Subject to Compliance with Restrictive Covenants. In exchange for the opportunity to participate in the Plan, the Participant will not, during employment with the Company and for a 12-month period after the Participant's termination of employment (or if applicable law mandates a maximum time that is shorter than 12 months, then for a period of time equal to that shorter maximum period), regardless of the reason for the Participant's termination, directly or through others, without the prior written consent of the Chief Executive Officer of the Company: (a) render services directly or indirectly to, or become employed by, any Competing Organization (as defined in this Article VI) to the extent such services or employment involves the development, manufacture, marketing, advertising, sale or servicing of any product, process, system or service which is the same or similar to, or competes with, a product, process, system or service manufactured, sold, serviced or otherwise provided by the Company, its subsidiaries or affiliates, to its customers and upon which the Participant worked or in which the Participant participated during the last two years of employment; (b) directly or indirectly recruit, hire, solicit or induce, or attempt to induce, any exempt employee of the Company, its subsidiaries or affiliates, to terminate his or her employment with the Company, its subsidiaries or affiliates, or otherwise cease his or her relationship with the Company, its subsidiaries or affiliates; or (c) solicit the business of any firm or company with which the Participant worked during the preceding two years while employed by the Company, including customers of the Company, its subsidiaries or affiliates. If the Participant breaches the terms of this Section 6.1, Participant agrees that in addition to any liability Participant may have for damages arising from such breach, any outstanding Bonus Credits and any amounts in the Participant's Bonus Bank (or to be credited to the Participant's Bonus Bank) will be immediately forfeited, and Participant will repay to the Company any Bonus Bank payments made during the twelve months prior to the date of termination of employment.

6.2 Competing Organization. As used in this Article VI, "Competing Organization" means an organization identified as a Competing Organization by the Chief Executive Officer of the Company for the year in which Participant's employment with the Company terminates, and any other person or organization that is engaged in or about to become engaged in research on or development, production, marketing, leasing, selling or servicing of a product, process, system or service which is the same or similar to or competes with a product, process, system or service manufactured, sold, serviced or otherwise provided by the Company to its customers. The list of Competing Organizations identified by the Chief Executive Officer is maintained by the Company's Law Department.

ARTICLE VII

Miscellaneous

7.1 Withholding Taxes. The Company shall have the right to make payment of Bonus Credits net of any applicable federal, state and local taxes required to be withheld, or to require the Participant to pay such withholding taxes. If the Participant fails to make such tax payments as required, the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant or to take such other action as may be necessary to satisfy such withholding obligations.

7.2 Nontransferability. No Bonus Credit may be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, including assignment pursuant to a domestic relations order, during the time in which the requirement of continued employment or attainment of performance objectives has not been achieved. Each Bonus Credit shall be paid during the Participant's lifetime only to the Participant, or, if permissible under applicable law, to the Participant's legal representatives. No Bonus Credit shall, prior to receipt thereof by the Participant, be in any manner liable for or subject to the debts, contracts, liabilities, or torts of the Participant.

7.3 Administration. The Committee shall administer the Plan, interpret the terms of the Plan, amend and rescind rules relating to the Plan, and determine the rights and obligations of Participants under the Plan. The Committee may delegate any of its authority as it solely determines and for all purposes of the Plan such delegate shall be deemed to be the "Committee" for all purposes of the Plan. In administering the Plan, the Committee may at its option employ compensation consultants, accountants and counsel and other persons to assist or render advice to the Committee, all at the expense of the Company. Any determinations made by the Committee under the Plan shall be final, binding and conclusive on the Company, its affiliates, subsidiaries and their respective stockholders and each Participant in the Plan for all purposes. The provisions of the Plan are intended to ensure that all amounts paid hereunder qualify for the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code, and the Plan shall be interpreted and operated consistent with that intention.

7.4 Severability. If any provision of the Plan is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or would disqualify the Plan under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Committee, materially altering the purpose or intent of the Plan, such provision will be stricken as to such jurisdiction, and the remainder of the Plan shall remain in full force and effect.

7.5 No Fund Created. Bonuses shall be paid from the general funds of the Company and no special or separate fund shall be established or other segregation of assets made to assure payment. Neither the Plan nor any Bonus Credit shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other person. To the extent that any person acquires a right to receive a Bonus, such right shall be no greater than the right of any unsecured general creditor of the Company. For the avoidance of doubt, the Bonus Bank shall in no event be eligible to earn interest.

7.6 Employment at Will. Neither the adoption of the Plan, eligibility of any person to participate, nor payment of an Bonus Credit to a Participant shall be construed to confer upon any person a right to be continued in the employ of the Company. The Company expressly reserves the right to discharge any Participant whenever in the sole discretion of the Company its interest may so require.

7.7 Amendment or Termination of the Plan. The Committee reserves the right to amend, modify, suspend or terminate the Plan at any time, provided that no such amendment, modification, suspension or termination shall impair the rights of any Participant with respect to an outstanding Bonus Bank without his or her consent, except for amendments made to cause the Plan to comply with applicable law, stock exchange rules or accounting rules. The Committee may terminate the Plan (including by reason of the Committee's determination not to designate a Performance Period pursuant to the terms and conditions of Section 3.1 of the Plan), in which case Participants' Bonus Bank account balances may be distributed in accordance with Treas. Reg. 1.409A-3(j)(4)(ix) promulgated under Section 409A of the Code.

7.8 Non-Exclusivity of Plan. Neither the adoption of the Plan by the Board of Directors nor the submission of the Plan to stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board of Directors of the Company or the Committee to adopt such other incentive arrangements as either may deem desirable, including, without limitation, cash or equity-based compensation arrangements, either tied to performance or otherwise.

7.9 Dispute Resolution. The Plan and any agreements hereunder shall be interpreted in accordance with the laws of the State of Maryland and applicable federal law. Any controversy or claim related in any way to the

Plan shall be resolved by arbitration pursuant to this Section 7.9 and the then current rules of the American Arbitration Association. The arbitration shall be held in New York, New York, before an arbitrator who is an attorney knowledgeable of employment law. The arbitrator's decision and award shall be final and binding and may be entered in any court having jurisdiction thereof. The arbitrator shall not have the power to award punitive or exemplary damages. Issues of arbitrability shall be determined in accordance with the federal substantive and procedural laws relating to arbitration; all other aspects shall be interpreted in accordance with the laws of the State of Maryland. Each party shall bear its own attorneys' fees associated with the arbitration and other costs and expenses of the arbitration shall be borne as provided by the rules of the American Arbitration Association.

7.10 Section 409A. It is intended that the Plan shall comply with Section 409A of the Code (and any regulations or other guidance issued thereunder) to the extent the Plan is subject thereto, provided that the Company shall have no liability for any taxes that may be imposed on the Participant by reason of the application of Section 409A of the Code. For the purposes of the Plan, "termination of employment" means the Participant ceases to be employed by the Company for any reason, provided that such cessation of employment constitutes a "separation from service" within the meaning of Section 409A of the Code. Notwithstanding the foregoing provisions of the Plan, in the event that the Participant is a "specified employee" within the meaning of Section 409A of the Code (as determined in accordance with the methodology established by the Company as in effect on the date of the Participant's "separation from service" (within the meaning of Section 409A of the Code), amounts that constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code that would otherwise be payable under the Plan during the six-month period immediately following the separation from service shall instead be paid on the first business day after the date that is six months following the separation from service. Each distribution under the Plan shall be treated as a separate payment for purposes of Section 409A of the Code. In no event shall the Participant, directly or indirectly, designate the calendar year in which Bonus Bank payments will be made. The Plan may be amended, without the consent of the Participant, in any respect deemed by the Committee to be necessary in order to preserve compliance with Section 409A of the Code.

7.11 Compensation Recovery Policy. Bonuses, Bonus Credits and Bonus Banks shall constitute "Covered Incentive Compensation" subject to the terms of the Company's Compensation Recovery Policy, as the same may be in effect from time to time (the "Compensation Recovery Policy"). Accordingly, notwithstanding any other provision of the Plan to the contrary, a Participant may be required to forfeit or repay any or all of the Participant's Bonuses, Bonus Credits and Bonus Bank pursuant to the terms of the Compensation Recovery Policy. Further, the Company may, to the extent permitted by law, enforce any repayment obligation pursuant to the Compensation Recovery Policy by reducing any amounts that may be owing from time-to-time by the Company to the Participant, whether as wages, severance, vacation pay or in the form of any other benefit or for any other reason, subject to Section 409A of the Code.

IN WITNESS WHEREOF, the Company has caused the Plan to be executed on this ______ day of ______, 2011.

FOR NCR CORPORATION

By: ________________________________

Andrea Ledford
Senior Vice President
Global Human Resources

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

Commission File Number 001-00395

NCR CORPORATION
(Exact name of registrant as specified in its charter)

Maryland (State or other jurisdiction of incorporation or organization)	**31-0387920** (I.R.S. Employer Identification No.)
3097 Satellite Boulevard **Duluth, Georgia** (Address of principal executive offices)	**30096** (Zip Code)

Registrant's telephone number, including area code: (937) 445-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of June 30, 2010, was approximately $1.9 billion. As of February 15, 2011, there were approximately 160.1 million shares of common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III: Portions of the Registrant's Definitive Proxy Statement for its Annual Meeting of Stockholders to be filed pursuant to Regulation 14A within 120 days after Registrant's fiscal year end of December 31, 2010 are incorporated by reference into Part III of this Report.

TABLE OF CONTENTS

Item	Description	Page
	PART I	
1.	Business	1
1A.	Risk Factors	9
1B.	Unresolved Staff Comments	16
2.	Properties	16
3.	Legal Proceedings	16
4.	[Reserved]	16
	PART II	
5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	17
6.	Selected Financial Data	19
7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
7A.	Quantitative and Qualitative Disclosures about Market Risk	39
8.	Financial Statements and Supplementary Data	41
9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	91
9A.	Controls and Procedures	91
9B.	Other Information	92
	PART III	
10.	Directors, Executive Officers and Corporate Governance	93
11.	Executive Compensation	93
12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	93
13.	Certain Relationships and Related Transactions, and Director Independence	93
14.	Principal Accountant Fees and Services	93
	PART IV	
15.	Exhibits and Financial Statement Schedules	94

This Report contains trademarks, service marks, and registered marks of NCR Corporation and its subsidiaries, and other companies, as indicated.

PART I

Item 1. BUSINESS

General

NCR Corporation and its subsidiaries (NCR or the Company, also referred to as "we", "us" or "our") provide technology and services that help businesses connect, interact and transact with their customers.

Businesses

NCR Corporation is a leading global technology company that provides innovative products and services that enable businesses to connect, interact and transact with their customers and enhance their customer relationships by addressing consumer demand for convenience, value and individual service. NCR's portfolio of self-service and assisted-service solutions serve customers in the financial services, retail and hospitality, healthcare, travel and gaming and entertainment industries and include automated teller machines (ATMs), self-service kiosks and point of sale devices as well as software application that can be used by consumers to enable them to interact with businesses from their computer or mobile device. NCR complements these product solutions by offering a complete portfolio of services to help customers design, deploy and support its technology tools, as well as offering services for third-party products.

Industries Served

NCR provides specific solutions for customers in a range of industries such as financial services, retail and hospitality, travel and gaming, healthcare, and entertainment. NCR's solutions are built on a foundation of long-established industry knowledge and consulting expertise, value-added software and hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

Company History

NCR was originally incorporated in 1884 and was a publicly traded company on the New York Stock Exchange prior to its merger with a wholly-owned subsidiary of AT&T Corp. (AT&T) on September 19, 1991. Subsequently, on December 31, 1996, AT&T distributed all of its interest in NCR to its stockholders (the "Distribution"). NCR common stock is listed on the New York Stock Exchange and trades under the symbol "NCR".

On September 30, 2007, NCR completed the spin-off of its Teradata Data Warehousing business through the distribution of a tax-free stock dividend to its stockholders. NCR distributed one share of common stock of Teradata Corporation (Teradata) for each share of NCR common stock to NCR stockholders of record as of the close of business on September 14, 2007.

Operating Segments

For the year ended December 31, 2010, we categorized our operations into three reportable segments: Americas; Europe, Middle East and Africa (EMEA); and Asia Pacific and Japan (APJ). Each of these segments derives revenue by selling products and services to the financial services, retail and hospitality, travel and gaming and healthcare industries. The Americas region also includes revenues from sales in the entertainment industry. These products and services are described below.

The information required by Item 1 with respect to financial information regarding our reportable segments can be found in Item 7 of Part II of this Report under "Revenue and Gross Margin by Segment" as well as in Item 8 of Part II of this Report as part of Note 12 of the Notes to Consolidated Financial Statements, "Segment Information and Concentrations," and is incorporated herein by reference.

As of January 1, 2011, NCR began management of its business on a line of business basis changing from the previous model of geographic business segments. This change to our segment reporting for fiscal year 2011 and future periods is further described in Note 1, "Description of Business and Significant Accounting Policies" of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report.

Products and Services

We sell products and services that help businesses connect, interact and transact with their customers. Our product and service offerings fall into the following categories:

ATMs and Other Financial Products

We provide financial institutions, retailers and independent deployers with financial-oriented self-service technologies, such as ATMs, cash dispensers, and software solutions, including the APTRA™ application suite and consulting services related to ATM security, software and bank branch optimization. ATM and other financial product solutions are designed to quickly and reliably process consumer transactions and incorporate advanced features such as automated check cashing/deposit, automated cash deposit, web-enablement and bill payment (including mobile bill payment). These solutions help enable businesses to reduce costs and generate new revenue streams while enhancing customer loyalty.

Self-Service Kiosks

We provide self-service kiosks to the retail and hospitality, travel and gaming, healthcare and entertainment industries and also own and operate self-service kiosks in the entertainment industry. Our versatile kiosk solutions can support numerous retail self-service functions, including self-checkout, wayfinding, bill payment and gift registries. We provide self check in/out kiosk solutions to airlines, hotels and casinos that allow guests to check-in/out without assistance. These solutions create pleasant and convenient experiences for consumers and enable our customers to reduce costs. The kiosks for the hospitality industry provide consumers the ability to order and pay at restaurants while enabling our customers to streamline order processing and reduce operating costs. Our healthcare kiosk solutions offer wireless self-check-in/out for patients and integrate with existing information systems and physician practice management systems to make the check-in/out processes more convenient for patients and help to reduce costs and errors for our customers. The kiosks in the entertainment industry allow consumers to rent or buy movies and games at their convenience.

Point of Sale

We provide retail-oriented technologies such as Point of Sale (POS) terminals, bar-code scanners, software and services to companies worldwide. Combining our retail industry expertise, software and hardware technologies, and retail consulting services, our solutions are designed to enable cost reductions and improve retailer operational efficiency while increasing the satisfaction of the retailer's customers.

Check and Document Imaging

Our Check and Document Imaging offerings provide end-to-end solutions for both traditional paper-based and image-based check and item processing. These solutions utilize advanced image recognition and workflow technologies to automate item processing, helping financial institutions increase efficiency and reduce operating costs. Consisting of hardware, software, consulting and support services, our comprehensive Check and Document Imaging solutions enable check and item-based transactions to be digitally captured, processed and retained within a flexible, scalable environment.

Services

Services are an essential and integrated component of NCR's complete solution offerings. We provide maintenance and support services for our product offerings and also provide other services including site assessment and preparation, staging, installation and implementation, systems management and complete managed services. We also service third-party computer hardware from select manufacturers, such as Cisco Systems, who value and leverage our global service capability. However, our strategy is to focus primarily on maintenance and support of NCR-branded products in order to capture higher margin services and significantly reduce redundant costs associated with supporting/servicing multiple third-party products.

In addition to the software solutions described previously, we are developing a suite of software and services such as Software as a Service, hosted services, and online, mobile and transactional services and applications such as bill pay and digital signage. We are also focused on expanding the resale of third party networking products and related service offerings to a broader base of customers in the telecommunications and technology sectors.

Consumables

We develop, produce and market a complete line of printer consumables for various print technologies. These products include two-sided thermal paper (2ST®), paper rolls for receipts in ATMs and POS solutions, inkjet and laser printer supplies, thermal transfer and ink ribbons, labels, laser documents, business forms, and specialty media items such as photo and presentation papers. Consumables are designed to optimize operations and improve transaction accuracy, while reducing overall costs.

Target Markets and Distribution Channels

Our ATMs and other financial product solutions primarily serve the financial services industry with particular focus on retail banking, which includes traditional providers of consumer banking and financial services. These solutions also serve the retail markets through convenience banking products for retailers designed to complement their core businesses. Customers are located throughout the world in both developed and emerging markets. We have historically sold most of our ATMs and financial products and services through a direct sales channel, although a portion of revenues is derived through distributors and value-added resellers.

We provide self-service kiosk and POS solutions to the retail and hospitality, travel and gaming, healthcare and entertainment industries. Retail and hospitality customers include department stores, specialty retailers, mass merchandisers, catalog stores, supermarkets, hypermarkets, grocery stores, drug stores, wholesalers, convenience stores, fast food/quick service/table service and other restaurants. The travel and gaming customers include airlines, airports, car rental, hotel/lodging and casinos. Our healthcare customers include hospitals, clinics and other healthcare providers. Self-service kiosk and POS solutions are sold through a direct sales force and through relationships with value-added resellers, distributors and dealers. We have focused our investments and resources on self-service technologies with expanded offerings to include self-ticketing for the travel industry and patient management check-in/out in the healthcare sector. We also own and operate DVD kiosks, which we deploy at retail outlets such as supermarkets, convenience stores and drug stores. Our entertainment business also sells technology solutions to enterprise customers.

Our imaging solutions primarily serve the financial services industry worldwide, with the primary focus on banks. We have historically distributed most of our imaging products and services through a direct sales channel, although certain revenues are derived through sales by value-added resellers and distributors.

Our consumables products are sold to the financial services and retail and hospitality industries as well as customers involved in transportation and manufacturing. These products are also sold through a direct sales force as well as through various channel partners including office product retailers, contract stationers, value-added resellers, original equipment manufacturers as well as through telemarketing and the Internet.

Approximately 91% of our product sales are sold by our direct sales force, with the remainder sold through indirect channels, including value-added resellers, distributors, and dealers.

We provide service and support for our products and solutions through service contracts with our customers. We have also established managed service contracts with key customers and continue to pursue additional managed service relationships. Longer term managed service arrangements can help improve the efficiency and performance of the customer's business, and also increase the strategic and financial importance of its relationship with NCR. We also provide services on competing technologies—for example, IBM retail technologies and Diebold ATMs. The primary sales channel for our services is our direct sales teams, which exist in all of our geographic operating segments. Our services professionals provide these services directly to end customers.

Competition

In the financial services industry, we compete with Diebold, Inc., Wincor Nixdorf GmbH & Co. (Wincor) and Hyosung, as well as many other regional firms, across all of our geographic segments. The primary factors of competition can vary, but typically include: value and quality of the solutions or products; total cost of ownership; industry knowledge of the vendor; the vendor's ability to provide and support a total end-to-end solution; the vendor's ability to integrate new and existing systems; the fit of the vendor's strategic vision with the customer's strategic direction; and the quality of the vendor's support and consulting services.

We face a variety of competitors in the retail and hospitality industry in all geographic segments. We believe that key competitive factors can vary by geographic area but typically include: value and quality of the solutions or products; total cost of ownership; industry knowledge of the vendor; and knowledge, experience and quality of the vendor's consulting, deployment and support services. Our competitors vary by market segment, product, service offering and geographic area, and include IBM, Wincor, Fujitsu, Hewlett-Packard, Dell, Honeywell and Datalogic, among others.

We face a diverse group of competitors in the travel and gaming and entertainment industries. Competition in the travel industry includes IBM, SITA and IER. In the gaming industry, our key competitors are IBM, Wincor and Cummins. In the entertainment industry, competition comes from makers of DVD rental kiosks, including Coinstar, Inc. (through their Redbox DVD kiosk business), as well as alternative distribution channels such as Netflix, various cable companies and retail outlets. Competition in the entertainment industry is currently focused primarily in the United States.

We face competition for services from other technology and service providers, as well as from service-only firms, in all geographies where we operate around the world. The primary services competitors are the companies identified in our other solutions. Global technology providers are becoming more focused on services as a core business strategy. We also compete with a range of smaller regional and local service companies across our various geographies.

Competition for printer consumables is significant and varies by geographic area and product group. The primary areas of competitive differentiation typically include: quality; logistics and supply chain management; and total cost of ownership. While price is always a factor, we focus on the customer's total cost of ownership for our consumables products. Total cost of ownership takes into account not only the per-unit cost, but also service, usage, reporting and support costs. Our competitors include, among others, RiteMade Paper and Schades.

We face competition in the financial services industry for imaging solutions in all our geographic segments. The primary areas of competition can vary, but typically include: quality of the solutions or products; total cost of ownership; industry knowledge; the vendor's ability to provide and support a total end-to-end solution; the vendor's ability to integrate new and existing systems; the fit of the vendor's strategic vision with the customer's strategic direction; and the quality of the vendor's support and consulting services. Our competitors vary by product, service offering and geographic area, and include FIS and Unisys Corporation, among others.

Research and Development

We remain focused on designing and developing products, services and solutions that anticipate our customers' changing technological needs and customer preferences. Our expenses for research and development were $162 million in 2010, $141 million in 2009, and $148 million in 2008. We anticipate that we will continue to have significant research and development expenditures in the future to provide a continuing flow of innovative, high-quality products and services to maintain and enhance our competitive position. Information regarding the accounting and costs included in research and development activities is included in Note 1 of the Notes to Consolidated Financial Statements, "Description of Business and Significant Accounting Policies," in Item 8 of Part II of this Report and is incorporated herein by reference.

Patents and Trademarks

NCR seeks patent protection for its innovations and improvements associated with its products, services, and developments, where such protection is likely to provide value to NCR. NCR owns approximately 1,375 patents in the U.S. and numerous others in foreign countries. The foreign patents are generally counterparts of NCR's U.S. patents. Many of the patents owned by NCR are licensed to others, and NCR is licensed under certain patents owned by others. NCR has active patent licensing programs. NCR also has numerous patent applications pending in the U.S. and in foreign countries. NCR's portfolio of patents and patent applications, in the aggregate, is of significant value to NCR.

NCR has registered certain trademarks and service marks in the United States and in a number of foreign countries. NCR considers the mark "NCR" and many of its other trademarks and service marks to be valuable assets.

Seasonality

Our sales are historically seasonal, with lower revenue in the first quarter and higher revenue in the fourth quarter of each year. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on variability in the volume, timing and mix of product sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. Information regarding seasonality and its potential impact on our business is included in Item 1A of this Report under the caption, "Operating Results Fluctuations," and is incorporated herein by reference.

Manufacturing and Raw Materials

In most cases, there are a number of vendors providing the services and producing the parts and components that we utilize. However, there are some services and components that are purchased from single sources due to price, quality, technology or other reasons. For example, we depend on computer chips and microprocessors from Intel Corporation and operating systems from Microsoft Corporation. Certain parts and components used in the manufacturing of our ATMs and the delivery of many of our retail solutions are also supplied by single sources. In addition, there are a number of key suppliers for our businesses who provide us with critical products for our solutions.

On a global basis, NCR manufactures its ATMs in facilities located in Columbus, Georgia, USA; Manaus, Brazil; Budapest, Hungary; Beijing, China; and Puducherry, India; its self-checkout solutions in facilities located in Columbus, Georgia, USA and Budapest, Hungary; and its entertainment kiosks in the Columbus, Georgia, USA facility. For payment solutions, POS terminals, bar code scanners and certain other kiosks, NCR outsources the manufacturing in all geographic regions.

Refer to Item 1A of this Report under the caption, "Reliance on Third Parties" for further information regarding the potential impact of these relationships on our business operations. Additional information regarding sources and availability of raw materials is also included in Item 1A of this Report under the caption "Reliance on Third Parties," and is incorporated herein by reference.

Employees

On December 31, 2010, NCR had approximately 21,000 employees and contractors.

Environmental Matters

Compliance with Federal, state, and local environmental regulations relating to the protection of the environment could have a material adverse impact on our capital expenditures, earnings or competitive position. While NCR does not currently expect to incur material capital expenditures related to compliance with such laws and regulations, and while we believe the amounts provided in our Consolidated Financial Statements are adequate in light of the probable and estimable liabilities in this area, there can be no assurances that environmental matters will not lead to a material adverse impact on capital expenditures, earnings or competitive position. A detailed discussion of the current estimated impacts of compliance issues relating to environmental regulations, particularly the Fox River matter, is reported in Item 8 of Part II of this Report as part of Note 11 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," and is incorporated herein by reference.

Executive Officers of the Registrant

The Executive Officers of NCR (as of February 24, 2011) are as follows:

Name	Age	Position and Offices Held
William R. Nuti	47	Chairman of the Board, Chief Executive Officer and President
John G. Bruno	46	Executive Vice President, Industry Solutions Group
Daniel T. Bogan	55	Senior Vice President and General Manager, NCR Consumables
Jennifer M. Daniels	47	Senior Vice President, General Counsel and Secretary
Peter A. Dorsman	55	Senior Vice President, Global Operations
Robert P. Fishman	47	Senior Vice President and Chief Financial Officer
Peter A. Leav	40	Senior Vice President, Worldwide Sales
Andrea L. Ledford	45	Senior Vice President, Human Resources

Set forth below is a description of the background of each of the Executive Officers.

William R. Nuti is NCR's Chairman of the Board, Chief Executive Officer and President. Mr. Nuti became Chairman of the Board on October 1, 2007. Before joining NCR in August 2005, Mr. Nuti served as President and Chief Executive Officer of Symbol Technologies, Inc., an information technology company. Prior to that, he was Chief Operating Officer of Symbol Technologies. Mr. Nuti joined Symbol Technologies in 2002 following a 10 plus year career at Cisco Systems, Inc. where he advanced to the dual role of Senior Vice President of the company's Worldwide Service Provider Operations and U.S. Theater Operations. Prior to his Cisco experience, Mr. Nuti held sales and management positions at International Business Machines Corporation ("IBM"), Netrix Corporation and Network Equipment Technologies. Mr. Nuti is also a director of Sprint Nextel Corporation, and is a member of their Compensation Committee. Mr. Nuti became a director of NCR on August 7, 2005.

John G. Bruno became Executive Vice President, Industry Solutions Group, on November 29, 2008. Prior to joining NCR, Mr. Bruno was a Managing Director at The Goldman Sachs Group, Inc., a global investment banking, securities and investment management firm, from August 2007 to November 2008. Prior to this position, he was Senior Vice President—General Manager, RFID Division, at Symbol Technologies, Inc., an information technology company, from June 2005 through February 22, 2006. Mr. Bruno was Symbol Technologies' Senior Vice President, Corporate Development from May 2004 to June 2005, and was Symbol Technologies' Senior Vice President, Business Development, and Chief Information Officer, from November 2002 to May 2004.

Daniel T. Bogan became Senior Vice President and General Manager of Systemedia Division, now known as NCR Consumables, on January 1, 2008. Prior to assuming this position, he was Senior Vice President, Retail

Solutions Division, from January 1, 2007 to December 31, 2007, and he had been Interim Senior Vice President, Retail Solutions Division, since April 26, 2006. Prior to this position, Mr. Bogan was Vice President, Americas Sales and Service, Retail Solutions Division, from September 2002 to April 26, 2006. Mr. Bogan joined NCR in 1977.

Jennifer M. Daniels became Senior Vice President, General Counsel and Secretary in April 2010. Prior to joining NCR, Ms. Daniels was Vice President, General Counsel and Corporate Secretary of Barnes & Noble, Inc., a worldwide bookseller from August 2007 to April 2010. Prior to that, she served as an attorney for more than 16 years at IBM, a worldwide provider of computer hardware, software and services where she held, among other positions, the positions of Vice President, Assistant General Counsel and Chief Trust and Compliance Officer; Vice President and Assistant General Counsel for Litigation; and Vice President and General Counsel of IBM Americas.

Peter A. Dorsman became Senior Vice President, Global Operations, on January 1, 2008. Prior to assuming this position, he was Vice President and General Manager of NCR's Systemedia Division, now known as NCR Consumables, from April 17, 2006 to December 31, 2007. Prior to joining NCR, Mr. Dorsman was Executive Vice President and Chief Operating Officer of The Standard Register Co., a document services provider, from February 2000 to June 2004. Mr. Dorsman is a director of Applied Industrial Technologies Inc.

Robert P. Fishman became Senior Vice President and Chief Financial Officer in March 2010. Prior to assuming this position, he was Interim Chief Financial Officer from October 2009 to March 2010. Prior to that position, he was Vice President and Corporate Controller from January 2007 to October 2009. From September 2005 to January 2007, Mr. Fishman was Assistant Controller and from January 2005 to September 2005, he was Director, Corporate Planning. Mr. Fishman joined NCR in 1993.

Peter A. Leav became Senior Vice President, Worldwide Sales, in January 2009. Prior to joining NCR, he was Corporate Vice President and General Manager of Motorola, Inc., a provider of mobility products and solutions across broadband and wireless networks, from November 2008 to January 2009, and Vice President and General Manager for Motorola from December 2007 to November 2008. Prior to this position, Mr. Leav was Vice President of Sales for Motorola from December 2006 to December 2007. From November 2004 to December 2006, Mr. Leav was Director of Sales for Symbol Technologies, Inc., an information technology company. Prior to this position, Mr. Leav was Regional Sales Manager at Cisco Systems, Inc., a manufacturer of communications and information technology networking products, from July 2000 to November 2004.

Andrea L. Ledford became Senior Vice President, Human Resources, in June 2007. Ms. Ledford served as Interim Senior Vice President, Human Resources, from February 2007 to June 2007. Prior to assuming this position, she was Vice President, Human Resources, Asia/Pacific, and Europe, Middle East and Africa, from February 2006 to February 2007. Before joining NCR in February 2006, Ms. Ledford was EMEA Leader, Human Resources, at Symbol Technologies, Inc., an information technology company, from 2002 to February 2006 and held a variety of leadership roles at Cisco Systems, Inc., a manufacturer of communications and information technology networking products, in EMEA, Asia/Pacific and Latin America.

Information

NCR makes available through its website, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, definitive proxy statements on Schedule 14A and Current Reports on Form 8-K, and all amendments to such reports and schedules, as soon as reasonably practicable after these reports are electronically filed or furnished to the U.S. Securities and Exchange Commission (SEC) pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The SEC website (www.sec.gov) contains the reports, proxy statements and information statements, and other information regarding issuers that file electronically with the SEC. Also, the public may read and copy any materials that NCR files with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. NCR will furnish, without charge to a security holder upon written request, the Notice of Meeting and Proxy Statement for the 2011 Annual Meeting of Stockholders (the 2011 Proxy Statement), portions of which are incorporated herein by reference. NCR also will furnish its Code of Conduct at no cost and any other exhibit at cost. Document requests are available by calling or writing to:

NCR—Investor Relations
3097 Satellite Boulevard
Duluth, GA 30096
Phone: 800-255-5627
E-Mail: investor.relations@ncr.com
Website: http://investor.ncr.com

Item 1A. RISK FACTORS

This report and other documents that we file with the SEC, as well as other oral or written statements we may make from time to time, contain information based on management's beliefs and include forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve a number of known and unknown risks, uncertainties and assumptions. These forward-looking statements are not guarantees of future performance, and there are a number of factors including, but not limited to, those listed in this Item 1A, that could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements. We do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Economic Pressures *Our business may be negatively affected by current global economic and credit conditions.* Our business has been, and will continue to be, sensitive to domestic and global economic and credit conditions. For example, recovery from the credit crisis and global economic downturn of 2008 has been slow and has created a challenging environment in which to market our products and services in our various businesses across different geographic segments. The strength and acceleration of the global economic recovery will depend on a number of factors, including the effects of government actions to address sovereign debt issues, improve global credit markets and generally stimulate economic conditions. It is difficult to predict the success of these actions, or the development of new economic conditions that could impact our business.

A continued negative economic climate could impact the ability of our customers to make capital expenditures, thereby affecting their ability to purchase our products or services. Additionally, customers in the financial services sector could continue to consolidate, which could further reduce our base of potential customers in the financial industry. Furthermore, our retail customers could face continued weak consumer spending and fluctuating consumer confidence. This could, in turn, result in increased financial pressures that could impact their capital expenditures and, potentially, certain customers' ability to pay accounts receivable owed to NCR. Negative global economic conditions also may have a material effect on our customers' ability to obtain financing for the purchase of our products and services from third party financing companies, which could adversely affect our operating results.

Our inability to access our credit facility could negatively affect our business, results of operations and liquidity. Our $500 million five-year unsecured revolving credit facility (which we refer to as the facility), which expires in 2012, is provided by a syndication of several banks that share the committed financing under the facility. Beginning in 2008, economic and credit market conditions have presented banks and financial institutions with significant challenges, which has led to numerous bank failures and to a number of such entities seeking capital from the U.S. federal government. Although we monitor the ability of the banks within the syndication to fulfill their counterparty responsibilities, future market conditions could affect the ability of one or more of these banks to provide the financing that has been committed under the facility. Additionally, the availability under the facility is determined by our compliance with certain financial debt covenants. The inability to access the full capacity of our facility, due either to counterparties failing to fulfill financing responsibilities or to our non-compliance with debt covenants, could impact our working capital, research and development activities and capital expenditures, and could, in turn, have a material, adverse effect on our business, results of operations, and liquidity.

Competition *If we do not compete effectively within the technology industry, we will not be successful.* We operate in the intensely competitive information technology industry. This industry is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, price and cost reductions, and increasingly greater commoditization of products, making differentiation difficult. Our competitors include other large companies in the technology industry, such as: IBM, Hewlett-Packard Company, Diebold, Inc., Wincor, Hyosung, Fujitsu, Unisys Corporation, Coinstar, Inc. and Netflix, some of which have more widespread distribution and market penetration for their platforms and service offerings. In addition, we compete with companies in specific market segments, such as entry-level ATMs, imaging solutions, and business consumables and media products. Our future competitive performance and market position depend on a number of factors, including our ability to:

- react to competitive product and pricing pressures (particularly in the ATM marketplace);

- penetrate and meet the changing competitive requirements and deliverables in developing and emerging markets, such as India and China;
- exploit opportunities in new vertical markets, such as travel and gaming, healthcare, and entertainment;
- rapidly and continually design, develop and market, or otherwise maintain and introduce innovative solutions and related products and services for our customers that are competitive in the marketplace;
- react on a timely basis to shifts in market demands;
- compete in reverse auctions for new and continuing business;
- reduce costs without creating operating inefficiencies;
- maintain competitive operating margins;
- improve product and service delivery quality; and
- effectively market and sell all of our diverse solutions.

Our business and operating performance could be impacted by external competitive pressures, such as increasing price erosion and the entry of new competitors. Our customers sometimes finance our product sales through third-party financing companies. In the case of customer default, these financing companies may be forced to resell this equipment at discounted prices, thus impacting our ability to sell incremental units. The impact of these product and pricing pressures could include lower customer satisfaction, decreased demand for our solutions, loss of market share and reduction of operating profits.

Operating Results Fluctuations *Our revenue and operating results could fluctuate for a number of reasons, including:*

Manufacturing Insourcing. During the fourth quarter of 2009, we began manufacturing advanced ATMs at our new facilities in Columbus, Georgia, USA and Manaus, Brazil, and in 2010 we began the production of our self checkout solutions in the Columbus, Georgia, USA and Budapest, Hungary facilities, transitioning from an outsourcing arrangement with Flextronics International Ltd. If we develop problems with product quality or on-time delivery to customers as a result of this decision, we could experience business interruption that could negatively impact our business and operating results.

Seasonality. Our sales are historically seasonal, with lower revenue in the first quarter and higher revenue in the fourth quarter of each year. Such seasonality also causes our working capital cash flow requirements to vary from quarter to quarter depending on the variability in the volume, timing and mix of product sales. In addition, revenue in the third month of each quarter is typically higher than in the first and second months. These factors, among other things, make forecasting more difficult and may adversely affect our ability to manage working capital and to predict financial results accurately.

Foreign Currency. Our revenue and operating income are subject to variability due to the effects of foreign currency fluctuations against the U.S. Dollar. We have exposure to approximately 50 functional currencies. Due to our global operations, weaknesses in some of these currencies are sometimes offset by strengths in others. We endeavor to mitigate the effects of currency fluctuations by our hedging strategy; however, certain significant currency fluctuations could adversely affect our results of operations, including sales and gross margins.

Cost/Expense Reductions. While we continue to search for opportunities to reduce our costs and expenses to improve operating profitability without jeopardizing the quality of our products or the effectiveness of our operations, our success in achieving targeted cost and expense reductions depends on a number of factors. These include our ability to achieve infrastructure rationalizations, drive lower component costs, improve supply chain efficiencies, and among other things, optimize the efficiency of our customer services resources. If we do not successfully execute on our cost reduction initiatives or if we experience delays in completing the implementation of these initiatives, our results of operations or financial condition could be adversely affected.

Contractual Obligations of Consulting Services. We maintain a professional services consulting workforce to fulfill contracts that we enter into with our customers which may contemplate that services will be performed over multiple periods. Our profitability under those contracts is largely a function of performing our contractual obligations within the estimated costs to perform these obligations. If we exceed these estimated costs, our profitability related to these contracts may be negatively impacted. In addition, if we are unable to maintain appropriate utilization rates for our consultants, we may not be able to sustain profitability on these contracts.

Acquisitions and Divestitures. As part of our strategy, we intend to selectively acquire and divest technologies, products and businesses. As these acquisitions and divestitures take place and we begin to include or exclude, as the case may be, the financial results related to these transactions, it could cause our operating results to fluctuate materially, depending on the size and nature of any future transactions. In addition, our operating results may be adversely affected if we are unable to properly integrate future acquisitions or if investments do not perform up to, or meet, our original expectations.

Investment in Entertainment. As part of our strategy, we intend to continue expanding our network of DVD kiosks. Our success in this business depends on a number of factors, including deploying new DVD kiosks to reach roll-out targets, securing new customer contracts, establishing business practices necessary for the efficient operation of an owner-operator business model and average time for kiosks to reach maturity. The success of our strategy also depends on our ability to maintain access to DVD inventory in accordance with customer demand. If we fail to successfully manage our DVD supplier relationships, our entertainment business could experience lower margins, or conversely, an inability to meet consumer demand for DVDs at our kiosk locations. In addition, the conversion to, and market adoption of, alternative methods of content delivery, including digital delivery, could negatively impact this business. If we do not successfully execute our strategy to meet the changing technological requirements necessary to satisfy consumers, our results of operations and financial condition could be adversely affected.

Pension Funds. Consistent with local competitive practice and regulations, we sponsor pension plans in many of the countries where we do business. A number of these pension plans are supported by pension fund investments that are subject to financial market risk. Additionally, we are required to make a number of actuarial assumptions for each plan, including the expected long-term return on plan assets and the discount rate on a country-by-country basis after consultation with independent actuarial consultants. We examine interest rate levels and trends within each country, particularly yields on high-quality long-term corporate bonds, relative to our expected future benefit payments to determine our discount rate assumptions. Our long-term expected rate of return on asset assumptions are developed by considering the asset allocation and implementation strategies employed by each pension fund relative to capital market expectations.

Beginning in 2008, financial markets experienced significant volatility, with declining government bond yields and widening credit spreads on fixed income investments and poor performance in equity markets. The equity markets improved somewhat in 2009 and 2010, and in 2010 we began implementation of a three-year pension strategy to rebalance our pension asset portfolio. However, we continue to have a significant, underfunded pension obligation, which may require material increases in cash contributions in future years. Our financial position and liquidity could be materially impacted by these contributions. See "Effects of Pension, Postemployment and Postretirement Benefit Plans" and "Financial Condition, Liquidity And Capital Resources" sections of the "Management's Discussion & Analysis of Financial Condition and Results of Operations" included in Item 7 of Part II of this Report and Note 9, "Employee Benefit Plans" in the Notes to the Consolidated Financial Statements included in Item 8 of Part II of this Report for further information regarding the funded status of our pension plans and potential future cash contributions.

Our future financial results could be materially impacted by further volatility in the performance of financial markets, changes in regulations regarding funding requirements, an inability to successfully implement our pension strategy and changes in the actuarial assumptions, including those described in our "Critical Accounting Policies and Estimates" section of the "Management's Discussion & Analysis of Financial Condition and Results of Operations" included in Item 7 of Part II of this Report.

Stock-based Compensation. Similar to other companies, we use stock awards as a form of compensation for certain employees and non-employee directors. All stock-based awards, including grants of employee stock options, are required to be recognized in our financial statements based on their fair values. The amount recognized for stock compensation expense could vary depending on a number of assumptions or changes that may occur. For example, assumptions such as the risk-free rate, expected holding period and expected volatility that drive our valuation model could change. Other examples that could have an impact include changes in the mix and type of awards, changes in our compensation plans or tax rate, changes in our forfeiture rate, differences in actual results compared to management's estimates for performance-based awards or an unusually high amount of expirations of stock options.

Income Taxes. We are subject to income taxes in the United States and a number of foreign jurisdictions. We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Significant judgment is required in determining our provision for income taxes. We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. As a result of the significant declines in the value of pension plan assets and increases in the actuarially valued pension benefit obligations, our deferred tax assets increased significantly beginning in 2008 and totaled $768 million and $740 million at December 31, 2010 and 2009, respectively. If we are unable to generate sufficient future taxable income, if there is a material change in the actual effective tax rates, if there is a change to the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, which could result in a material increase in our effective tax rate. Additionally, we are subject to ongoing tax audits in various jurisdictions both in the U.S. and internationally, the outcomes of which could result in the assessment of additional taxes. Our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, the changes in the valuation of deferred tax assets and liabilities, changes in tax laws and regulations, and management's assessment in regards to repatriation of earnings.

Real Estate. Our strategy over the past several years with respect to owned and leased real estate has been to reduce our holdings of excess real estate. In line with this strategy, the exit of facilities may affect net income, and current and future real estate market conditions could impede our ability to reduce the size of our real estate portfolio or affect the amount of consideration received in any transactions.

Multinational Operations. *Our multinational operations, including our expansion into new and emerging markets, expose us to business and legal risk in the various countries where we do business.* For the years ended December 31, 2010 and 2009, the percentage of revenues from outside of the United States was 68% and 65%, respectively, and we expect our percentage of revenues generated outside the United States to continue to be significant. In addition, we continue to seek to further penetrate existing international markets, and to identify opportunities to enter into or expand our presence in developing and emerging markets, including Brazil, Russia, China, Africa, and the Middle East. While we believe that our geographic diversity may help to mitigate some risks associated with geographic concentrations of operations (e.g., adverse changes in foreign currency exchange rates, deteriorating economic environments or business disruptions due to economic or political uncertainties), our ability to manufacture and sell our solutions internationally, including in new and emerging markets, is subject to risks, which include, among others:

- the continuing impact of the global economic and credit crises on the stability of national economies;
- political conditions that could adversely affect demand for our solutions in these markets;
- the impact of a continued downturn in the global economy on demand for our products;
- currency exchange rate fluctuations that could result in lower demand for our products as well as generate currency translation losses;
- changes to and compliance with a variety of laws and regulations that may increase our cost of doing business or otherwise prevent us from effectively competing internationally;
- the institution of, or changes to, trade protection measures and import or export licensing requirements;

- the successful implementation and use of systems, procedures and controls to monitor our operations in foreign markets;
- changing competitive requirements and deliverables in developing and emerging markets;
- work stoppages and other labor conditions or issues;
- disruptions in transportation and shipping infrastructure; and
- the impact of civil unrest relating to war and terrorist activity on the economy or markets in general, or on our ability, or that of our suppliers, to meet commitments.

Introduction of New Solutions. *If we do not swiftly and successfully develop and introduce new solutions in the competitive, rapidly changing environment in which we do business, our business results will be impacted.* The development process for our solutions requires high levels of innovation from both our product development team and suppliers of the components embedded in our solutions. In addition, the development process can be lengthy and costly, and requires us to commit a significant amount of resources to bring our business solutions to market. If we are unable to anticipate our customers' needs and technological trends accurately, or are otherwise unable to complete development efficiently, we would be unable to introduce new solutions into the market on a timely basis, if at all, and our business and operating results could be impacted. Likewise, we sometimes make assurances to customers regarding the operability and specifications of new technologies, and our results could be impacted if we are unable to deliver such technologies, or if such technologies do not perform as planned. Also, if we cannot successfully market and sell both existing and newly developed solutions, our business and operating results could be impacted. Our hardware and software-based solutions may contain known, as well as undetected errors, which may be found after the product introductions and shipments. While we attempt to remedy errors that we believe would be considered critical by our customers prior to shipment, we may not be able to detect or remedy all such errors, and this could result in lost revenues, delays in customer acceptance and incremental costs, each of which would impact our business and operating results.

Reliance on Third Parties. *If third-party suppliers upon which we rely are not available, our ability to bring our products to market in a timely fashion could be affected.* In most cases, there are a number of vendors providing the services and producing the parts and components that we utilize in our products. However, there are some services and components that are purchased from single sources due to price, quality, technology or other reasons. For example, we depend on transaction processing services from Accenture, computer chips and microprocessors from Intel Corporation and operating systems from Microsoft Corporation. Certain parts and components used in the manufacturing of our ATMs and the delivery of many of our retail solutions are also supplied by single sources. In addition, there are a number of key suppliers for our businesses who provide us with critical products for our solutions. If we were unable to purchase the necessary services, including contract manufacturing, parts, components or products from a particular vendor, and we had to find an alternative supplier, our new and existing product shipments and solution deliveries could be delayed, impacting our business and operating results.

We have, from time to time, formed alliances with third parties that have complementary products, software, services and skills. These alliances represent many different types of relationships, such as outsourcing arrangements to manufacture hardware and subcontract agreements with third parties to perform services and provide products and software to our customers in connection with our solutions. For example, we rely on third parties for cash replenishment services for our ATM products. Also, some of these third parties have access to confidential NCR and customer data, the integrity and security of which we need to ensure. These alliances introduce risks that we cannot control, such as nonperformance by third parties and difficulties with or delays in integrating elements provided by third parties into our solutions. Lack of information technology infrastructure, shortages in business capitalization, and manual processes and data integrity issues of smaller suppliers can also create product time delays, inventory and invoicing problems, staging delays, as well as other operating issues. The failure of third parties to provide high-quality products or services that conform to required specifications or contractual arrangements could impair the delivery of our solutions on a timely basis, create exposure for non-compliance with our contractual commitments to our customers and impact our business and operating results.

Intellectual Property. *Our continuing ability to be a leading technology and services solutions provider could be negatively affected if we do not develop and protect intellectual property that drives innovation.* It is critical to our continued development of leading technologies that we are able to protect and enhance our proprietary rights in our intellectual property through patent, copyright, trademark and trade secret laws. These efforts include protection of the products and the application, diagnostic and other software we develop. To the extent we are not successful in protecting our proprietary rights, our business could be adversely impacted. Also, many of our offerings rely on technologies developed by others, and if we are unable to continue to obtain licenses for such technologies, our business would be impacted. Over the last several years, there has been an increase in the issuance of software and business method patents, and more companies are aggressively enforcing their intellectual property rights. These trends could impact NCR. From time to time, we receive notices from third parties regarding patent and other intellectual property claims. Whether such claims are with or without merit, they may require significant resources to defend. If an infringement claim is successful, or in the event we are unable to license the infringed technology or to substitute similar non-infringing technology, our business could be adversely affected.

Data Privacy and Protection. *Breaches to our systems or products which compromise the security and integrity of personally identifiable information could have a negative impact on our results of operations.* Certain of our products and services are used by our customers to store and transmit personally identifiable information of their customers. Also, we regularly collect, transfer and retain certain customer data as part of our entertainment business, and maintain personal information about our employees. This information is subject to a variety of laws, regulations and industry standards governing its collection, use, disclosure and disposal. Vulnerabilities in the security of our products and services, whether relating to hardware, software or otherwise, could compromise the confidentiality of, or result in unauthorized access to, or the loss of information transmitted or stored using our products or solutions. Additionally, vulnerabilities in the security of our own internal systems could compromise the confidentiality of, or result in unauthorized access to personal information of our employees. If we do not maintain the security and integrity of personally identifiable information in accordance with applicable regulatory requirements, we could lose customers and be exposed to claims, costs and reputational harm that could materially and adversely affect our operating results. In addition, if we are required to implement new or different data protection measures, the associated costs could be significant.

Work Environment. *Our restructuring and re-engineering initiatives could negatively impact productivity and business results.* As part of our ongoing efforts to optimize our cost structure, from time to time, we shift and realign our employee resources, which could temporarily result in reduced productivity levels. In addition to our initiatives to reduce costs and expenses, we have initiatives to grow revenue, such as improving sales training, addressing sales territory requirements, maintaining and monitoring customer satisfaction with our solutions, and focusing on our strong value propositions. We typically have many such initiatives underway. If we are not successful in managing our various restructuring and re-engineering initiatives, our business and operating results could be negatively impacted. In 2010, we completed the relocation of our world headquarters from Dayton, Ohio to Duluth, Georgia, USA and we continue to seek qualified candidates in Georgia to fill the remaining open positions and to transition responsibilities from departed NCR associates to new associates. In connection with these activities, we could experience business disruption due to a loss of historical knowledge and a lack of business continuity that could negatively affect our operating results. If we are not successful in managing our other initiatives and minimizing any resulting loss in productivity, our business and operating results similarly could be negatively impacted.

If we do not attract and retain quality employees, we may not be able to meet our business objectives. Our employees are vital to our success. Our ability to attract and retain highly skilled technical, sales, consulting and other key personnel is critical, as these key employees are difficult to replace. If we are unable to attract or retain highly qualified employees by offering competitive compensation, secure work environments and leadership opportunities now and in the future, our business and operating results could be negatively impacted.

If we do not maintain effective internal controls, accounting policies, practices, and information systems necessary to ensure reliable reporting of our results, our ability to comply with our legal obligations could be negatively affected. Our internal controls, accounting policies and practices, and internal information systems enable us to capture and process transactions in a timely and accurate manner in compliance with applicable accounting standards, laws and regulations, taxation requirements and federal securities laws and regulations. Our internal controls and policies are being closely monitored by management as we continue to implement a worldwide Enterprise Resource Planning (ERP) system. While we believe these controls, policies, practices and systems are adequate to ensure data integrity, unanticipated and unauthorized actions of employees or contractors (both domestic and international), temporary lapses in internal controls due to shortfalls in transition planning and oversight, or resource constraints, could lead to improprieties and undetected errors that could impact our financial condition, results of operations, or compliance with legal obligations. Moreover, while management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2010 (as set forth in "Management's Report on Internal Control over Financial Reporting" included in Item 9A of Part II of this Report), due to their inherent limitations, such controls may not prevent or detect misstatements in our reported financial statements. Such limitations include, among other things, the potential for human error or circumvention of controls. Further, the Company's internal control over financial reporting is subject to the risk that controls may become inadequate because of a failure to remediate control deficiencies, changes in conditions or a deterioration of the degree of compliance with established policies and procedures.

Our ability to effectively manage our business could be negatively impacted if we do not invest in and maintain reliable information systems. It is periodically necessary to replace, upgrade or modify our internal information systems. If we are unable to replace, upgrade or modify such systems in a timely and cost-effective manner, especially in light of demands on our information technology resources, our ability to capture and process financial transactions and therefore, our financial condition, results of operations, or ability to comply with legal and regulatory reporting obligations, may be impacted.

Acquisitions and Alliances. *If we do not successfully integrate acquisitions or effectively manage alliance activities, we may not drive future growth.* As part of our overall solutions strategy, we intend to make investments in companies, products, services and technologies, either through acquisitions, investments, joint ventures or strategic alliances. Acquisitions and alliance activities inherently involve risks. The risks we may encounter include those associated with assimilating and integrating different business operations, corporate cultures, personnel, infrastructures and technologies or products acquired or licensed, and the potential for unknown liabilities within the acquired or combined business. Further, we make acquisitions and investments in order to acquire or obtain access to new technology or products that expand our offerings to new industry verticals, such as the entertainment industry. There is risk that the new technology or products may not perform as anticipated or that the new industry verticals may not meet estimated growth projections or expectations, in which case we may not be able to fully realize the benefit of our investments. An acquisition or alliance may also disrupt our ongoing business or we may not be able to successfully incorporate acquired products, services or technologies into our solutions and maintain quality. Further, we may not achieve the projected synergies once we have integrated the business into our operations, which may lead to additional costs not anticipated at the time of acquisition.

Environmental. *Our historical and ongoing manufacturing activities subject us to environmental exposures.* Our facilities and operations are subject to a wide range of environmental protection laws, and we have investigatory and remedial activities underway at a number of facilities that we currently own or operate, or formerly owned or operated, to comply, or to determine compliance, with such laws. In addition, our products are subject to environmental laws in certain jurisdictions. Given the uncertainties inherent in such activities, there can be no assurances that the costs required to comply with applicable environmental laws will not impact future operating results. We have also been identified as a potentially responsible party in connection with certain environmental matters, including the Fox River matter, as further described in Note 11 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," included in Item 8 of Part II of this Report; in "Environmental Matters" within Item 1 of Part I of this Report; and in "Environmental and Legal Contingencies" within the "Critical Accounting Policies and Estimates" section of the "Management's Discussion & Analysis of Financial Condition and Results of Operations" included in Item 7 of Part II of this Report, and we incorporate such disclosures by reference and make them a part of this discussion of risk factors. As described in more detail in such disclosures, we maintain an accrual for our potential liability relating to the Fox River matter that represents certain critical estimates and judgments made by us regarding our potential liability. NCR shares the future clean-up costs with Appleton Papers Inc. (API) based upon an agreement and an arbitration award (along with API, B.A.T. Industries p.l.c. is jointly and severally liable to NCR under the same agreement and award; also, Arjo Wiggins Appleton Ltd. indemnifies API for the Fox River matter, and NCR benefits indirectly from that obligation). Additionally, AT&T and Alcatel-Lucent are responsible for indemnifying NCR for a portion of the amounts paid by NCR over a certain threshold. The ultimate costs associated with the Fox River matter, our share of those costs and any amounts received from insurers or those parties that owe an indemnification or cost-sharing obligation to NCR, including API, B.A.T. Industries p.l.c., Arjo Wiggins Appleton Ltd, AT&T and Alcatel/Lucent, are subject to a wide range of factors outside of our control, including such companies' ability to pay on their obligations, which could impact our future operating results and the amount of the accrued liability.

Contingencies. *We face uncertainties with regard to regulations, lawsuits and other related matters.* In the normal course of business, we are subject to proceedings, lawsuits, claims and other matters, including those that relate to the environment, health and safety, employee benefits, import/export compliance, intellectual property, data privacy, product liability, commercial disputes and other regulatory compliance and general matters. Because such matters are subject to many uncertainties, their outcomes are not predictable and we must make certain estimates and assumptions in our financial statements. While we believe that amounts provided in our Consolidated Financial Statements are currently adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results. Additionally, we are subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, environmental safety and the discharge of materials into the environment, product safety, import and export compliance, data privacy and security, antitrust and competition, government contracting and anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, taxation requirements, and federal securities laws among others, may create a substantial burden on, and substantially increase costs to our organization or could have an impact on our future operating results.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 2. PROPERTIES

As of January 1, 2011, NCR operated 190 facilities consisting of approximately 5.7 million square feet in 59 countries throughout the world. On a square footage basis, 33% of these facilities are owned and 67% are leased. Within the total facility portfolio, NCR operates 29 research and development and manufacturing facilities totaling 2.6 million square feet, 57% of which is leased. The remaining 3.1 million square feet of space includes office, repair, warehouse and other miscellaneous sites, and is 75% leased.

NCR is headquartered in Duluth, Georgia, USA.

Item 3. LEGAL PROCEEDINGS

Information regarding legal proceedings is included in Item 8 of Part II of this Report as part of Note 11 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," and is incorporated herein by reference.

Item 4. [RESERVED]

PART II

Item 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

NCR common stock is listed on the New York Stock Exchange and trades under the symbol "NCR." There were approximately 124,353 holders of NCR common stock as of February 15, 2011. The following table presents the high and low per share prices for NCR common stock for each quarter of 2010 and 2009 as reported on the NYSE.

	2010	
	High	**Low**
1st quarter	**$14.31**	**$11.11**
2nd quarter	**$16.00**	**$11.30**
3rd quarter	**$14.43**	**$11.87**
4th quarter	**$15.50**	**$13.41**

	2009	
	High	**Low**
1st quarter	$15.24	$ 6.62
2nd quarter	$13.02	$ 7.75
3rd quarter	$14.35	$10.65
4th quarter	$13.83	$ 9.18

Dividends

Although historically NCR has not paid cash dividends and does not anticipate the payment of cash dividends on NCR common stock in the immediate future, the declaration of dividends would be subject to the discretion of NCR's Board of Directors.

Stock Performance Graph

The following graph compares the relative investment performance of NCR stock, the Standard & Poor's MidCap 400 Stock Index, Standard & Poor's 500 Information Technology Sector and the Standard & Poor's 500 Stock Index. This graph covers the five-year period from December 31, 2005 through December 31, 2010.



Comparison of Cumulative Five Year Total Return(1)
NCR Corporation
S&P 500 Stock Index
S&P 500 Information Technology Sector
S&P MidCap 400 Stock Index
$250
$200
$150
$100
$50
$0
2005
2006
2007
2008
2009
2010

Form 10-K

Company / Index	2006	2007	2008	2009	2010
NCR Corporation (2)	$126	$156	$88	$ 69	$ 95
S&P 500 Stock Index	$116	$122	$77	$ 97	$112
S&P 500 Information Technology Sector	$108	$126	$72	$116	$128
S&P MidCap 400 Stock Index	$110	$119	$76	$104	$132

(1) In each case, assumes a $100 investment on December 31, 2005, and reinvestment of all dividends, if any.

(2) For the year ended December 31, 2007, includes a dividend of $26.45 per share based on the opening stock price of Teradata Corporation on October 1, 2007.

Purchase of Company Common Stock The following table provides information relating to the Company's repurchase of common stock for the three months ended December 31, 2010:

Time Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs (2)	Maximum Dollar Value of Shares that May Yet be Purchased Under Programs (2)
October 1 through October 31, 2010	—	$ —	—	$235,357,867
November 1 through November 30, 2010	—	$ —	—	$236,652,008
December 1 through December 31, 2010	2,871	$13.76	—	$239,186,701
Total	**2,871**	**$13.76**	**—**	

(1) Includes 2,871 shares purchased by the Company from Section 16 officers during December 2010 at an average price of $13.76 per share. We occasionally purchase vested restricted stock shares from Section 16 officers at the current market price to cover their withholding taxes.

(2) In October 1999, our Board of Directors authorized a share repurchase program that provided for the repurchase of up to $250 million of our common stock, with no expiration from the date of authorization. On October 31, 2007 and July 28, 2010, our Board authorized the repurchase of an additional $250 million and $210 million, respectively, under this share repurchase program. In December 2000, the Board approved a systematic share repurchase program, with no expiration from the date of authorization, to be funded by the proceeds from the purchase of shares under the Company's Employee Stock Purchase Plan and the exercise of stock options, for the purpose of offsetting the dilutive effects of the employee stock purchase plan and outstanding options. As of December 31, 2010, approximately $232 million and $7 million remained available for further repurchases of our common stock under the 1999 and 2000 Board of Directors share repurchase programs, respectively.

Item 6. SELECTED FINANCIAL DATA

In millions, except per share and employee and contractor amounts For the years ended December 31	2010	2009	2008	2007	2006
Continuing Operations [a]					
Revenue	**$ 4,819**	$ 4,612	$ 5,315	$ 4,970	$ 4,582
Income from operations	**$ 99**	$ 97	$ 322	$ 219	$ 154
Other expense (income), net	**$ 11**	$ 31	$ (16)	$ (27)	$ (5)
Income tax (benefit) expense	**$ (28)**	$ (5)	$ 68	$ 66	$ 8
Income from continuing operations [c]	**$ 114**	$ 61	$ 248	$ 180	$ 151
Income (loss) from discontinued operations, net of tax	**$ 23**	$ (91)	$ (21)	$ 94	$ 231
Basic earnings (loss) per common share attributable to NCR common shareholders:					
From continuing operations [a,c]	**$ 0.69**	$ 0.37	$ 1.51	$ 1.00	$ 0.84
From discontinued operations	**$ 0.15**	$ (0.58)	$ (0.13)	$ 0.52	$ 1.28
Total basic earnings (loss) per common share	**$ 0.84**	$ (0.21)	$ 1.38	$ 1.52	$ 2.12
Diluted earnings (loss) per common share attributable to NCR common shareholders:					
From continuing operations [a,c]	**$ 0.69**	$ 0.36	$ 1.48	$ 0.99	$ 0.83
From discontinued operations	**$ 0.14**	$ (0.57)	$ (0.12)	$ 0.51	$ 1.26
Total basic earnings (loss) per common share	**$ 0.83**	$ (0.21)	$ 1.36	$ 1.50	$ 2.09
Cash dividends per share	**$ —**	$ —	$ —	$ —	$ —
As of December 31					
Total assets	**$ 4,361**	$ 4,094	$ 4,255	$ 4,780[b]	$ 5,227
Total debt	**$ 11**	$ 15	$ 308	$ 308[b]	$ 307
Total NCR stockholders' equity	**$ 883**	$ 564	$ 440	$ 1,757[b]	$ 1,881
Number of employees and contractors	**21,000**	21,500	22,400	23,200[b]	28,900

(a) Continuing operations exclude the results of the Teradata Data Warehousing business which was spun-off through a tax free distribution to the Company's stockholders on September 30, 2007 as well as costs and insurance recoveries relating to certain environmental obligations associated with discontinued operations, including the Fox River matter.

(b) Reflects NCR's assets, debt, stockholders' equity and number of employees and contractors from continuing operations following the spin-off of Teradata on September 30, 2007.

(c) The following income (expense) amounts, net of tax are included in income from continuing operations for the years ended December 31:

In millions	2010	2009	2008	2007	2006
Reserve for legal matters	**$ (5)**	$ (4)	$ (8)	$—	$—
Organizational realignment initiative	**—**	—	(45)	—	—
Manufacturing realignment initiative	**—**	—	—	(38)	—
Japan realignment initiative	**—**	—	—	(18)	—
Costs related to Teradata spin-off	**—**	—	—	(12)	—
Tax adjustments	**—**	—	—	(10)	—
Pension expense associated with early retirement programs	**—**	—	—	—	(7)
Net gains from sales of real estate	**—**	—	13	—	—
Write-down of equity investments and related assets	**—**	(30)	—	—	—
Write-down of an investment	**(9)**	—	—	—	—
Incremental costs directly related to the relocation of the worldwide headquarters	**(11)**	(4)	—	—	—
Japan valuation reserve release	**40**	—	—	—	—
TOTAL	**$ 15**	$ (38)	$ (40)	$ (78)	$ (7)

Form 10-K

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

BUSINESS OVERVIEW

NCR Corporation is a leading global technology company that provides innovative products and services that enable businesses to connect, interact and transact with their customers and enhance their customer relationships by addressing consumer demand for convenience, value and individual service. Our portfolio of self-service and assisted-service solutions serve customers in the financial services, retail and hospitality, healthcare, travel and gaming and entertainment industries and include automated teller machines (ATMs), self service kiosks and point of sale devices, as well as software applications that can be used by consumers to enable them to interact with businesses from their computer or mobile device. We also complement these product solutions by offering a complete portfolio of services to help customers design, deploy and support our technology tools, as well as offering services for select third-party products.

We deliver our products and solutions to many industries on a global basis, including financial services, retail and hospitality, travel and gaming, and healthcare and our entertainment business is conducted exclusively in the Americas region. During the year ended December 31, 2010, we managed the delivery of these products and solutions on a geographic basis made up of three business segments: the Americas; Europe, Middle East, and Africa (EMEA); and Asia Pacific and Japan (APJ). Starting January 1, 2011, we began management of our business on a line of business basis, changing from the previous model of geographic business segments. This change to NCR's management system, and therefore its segment reporting for fiscal year 2011 and future periods, is further described in Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report.

Our solutions are based on a foundation of long-established industry knowledge and consulting expertise, value-added software, hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

NCR's reputation has been built upon over 126 years of providing quality products, services and solutions to our customers. At the heart of our customer and other business relationships is a commitment to acting responsibly, ethically and with the highest level of integrity. This commitment is reflected in NCR's Code of Conduct, which is available on the Corporate Governance page of our website.

2010 FINANCIAL OVERVIEW

As more fully discussed in later sections of this MD&A, the following were significant themes and events for 2010:

- Revenue growth of approximately 4% compared to full year 2009
- Gross margin improvement of approximately 90 basis points compared to the full year 2009
- Continued investment in the entertainment business
- Completion of the move of the worldwide headquarters to Duluth, Georgia, USA
- Continued realization of the benefits of our cost reduction initiatives

OVERVIEW OF STRATEGIC INITIATIVES

In 2010, we continued to pursue our core strategic initiatives to provide maximum value to our stakeholders and we remain focused on these initiatives for 2011. These initiatives are summarized below.

Gain profitable share—We seek to optimize our investments in demand creation to increase NCR's market share in areas with the greatest potential for profitable growth, which include opportunities in self-service technologies with our core financial services and retail customers. We also seek to expand and strengthen our geographic presence and sales coverage in addition to penetrating adjacent single and multi-channel self-service solution segments.

Expand into emerging growth industry segments—We are focused on broadening the scope of our self-service solutions from our existing customers to expand these solution offerings to customers in newer industry-vertical markets including travel and gaming, healthcare, and entertainment. We expect to grow our business in these industries through integrated service offerings in addition to targeted acquisitions and strategic partnerships. Additionally, we continue to expand our network of DVD kiosks within our entertainment business.

Build the lowest cost structure in our industry—We strive to increase the efficiency and effectiveness of our core functions and the productivity of our employees through our continuous improvement initiatives.

Enhance our global service capability—We continue to identify and execute various initiatives to enhance our global service capability. We also focus on improving our service positioning, increasing customer service attach rates for our products and improving profitability in our services business. Our service capability can provide us a competitive advantage in winning customers and it provides NCR with an attractive and stable revenue source.

Innovation of our people—We are committed to solution innovation across all customer industries. Our focus on innovation has been enabled by the integration of NCR Services into our Industry Solutions Group, as well as a model to apply best practices across all industries through one centralized research development organization and one business decision support function. Innovation is also driven through investments in training and developing our employees by taking advantage of our new world-class training centers. We expect that these steps and investments will accelerate the delivery of new innovative solutions focused on the needs of our customers and changes in consumer behavior.

Enhancing the customer experience—We are committed to providing a customer experience to drive loyalty focusing on product and software solutions based on the needs of our customers and sales and support service teams focused on delivery and customer interactions. During 2010, we launched the Customer Loyalty Survey to measure our current state and set a course for our future state where we aim to continuously improve with solution innovations as well as through the execution of our service delivery programs.

FUTURE TRENDS

We are encouraged by our market position for 2011 and are forecasting revenue to be slightly higher than 2010. We are projecting that our capital spending in 2011 will be lower than what was experienced in 2010 due to our initial investment in the entertainment industry in 2010. We plan to continue to manage our costs effectively and balance our investments in areas that generate high returns.

We see the following as the most significant risks to the execution of our initiatives:

- Global economic and credit environment and its effect on the capital spending by our customers
- Competition that can drive further price erosion and potential loss of market share
- Difficulties associated with introduction of products in new self-service markets
- Market adoption of our products by customers

RESULTS FROM CONTINUING OPERATIONS

The following table shows our results for the years ended December 31:

In millions	2010	2009	2008
Revenue	**$4,819**	$4,612	$5,315
Gross margin	**$ 964**	$ 883	$1,183
Gross margin as a percentage of revenue	**20.0%**	19.1%	22.3%
Operating expenses			
Selling, general, and administrative expenses	**$ 703**	$ 645	$ 713
Research and development expenses	**$ 162**	$ 141	$ 148
Income from operations	**$ 99**	$ 97	$ 322

The following table shows our revenues and gross margins from products and services, respectively, for the years ended December 31:

In millions	2010	2009	2008
Product revenue	**$2,403**	$2,234	$2,861
Cost of products	**1,925**	1,811	2,113
Product gross margin	**$ 478**	$ 423	$ 748
Product gross margin as a percentage of revenue	**19.9%**	18.9%	26.1%
Services revenue	**$2,416**	$2,378	$2,454
Cost of services	**1,930**	1,918	2,019
Services gross margin	**$ 486**	$ 460	$ 435
Services gross margin as a percentage of revenue	**20.1%**	19.3%	17.7%

2010 compared to 2009 results discussion

Revenue

Revenue increased 4% in 2010 from 2009 due to improvement across all three of our geographic segments. The effects of foreign currency fluctuations had a 1% favorable impact on revenue. For the year ended December 31, 2010, our product revenue increased 8% and services revenue increased 2% compared to the year ended December 31, 2009. The increase in our product revenue was due to growth of the entertainment business coupled with increases in sales volumes in the financial services and retail and hospitality industries in Europe and the financial services industry in the Caribbean and Latin America. The increase in our services revenue was primarily attributable to increases in professional and installation services and maintenance services in Europe.

Gross Margin

Gross margin as a percentage of revenue was 20.0% in 2010 compared to 19.1% in 2009. Product gross margin increased 1 percentage point to 19.9% in 2010 compared to 18.9% in 2009. During 2009, product gross margin was adversely affected by approximately $22 million for the write-off of assets related to an equity investment. After considering this item, the product gross margin remained consistent as compared to the prior year due to increases from the improved sales mix offset by losses in the entertainment industry.

Services gross margin increased 0.8 percentage points to 20.1% in 2010 compared to 19.3% in 2009. In 2010, services gross margin was negatively impacted by $23 million in higher pension expense, or 1.0% as a percentage of services revenue. After considering this item, the services gross margin improvement is primarily due to lower labor and service delivery costs and continued focus on overall cost containment.

2009 compared to 2008 results discussion

Revenue

Revenue decreased 13% in 2009 from 2008 due to the continued recessionary economic environment, which negatively impacted sales volumes for both products and services. Foreign currency fluctuations provided a negative impact of 1%. For the year ended December 31, 2009, our product revenue decreased 22% and services revenue decreased 3% compared to the year ended December 31, 2008. The decrease in our product revenue was due to declines across all of our geographic segments. This was primarily attributable to the overall market and economic conditions and their effect on our customers' capital spending, especially customers in our primary industry verticals—financial services and retail and hospitality. Product revenue from the financial services industry decreased across all segments, while the retail and hospitality industry was challenging in the Americas and Europe, Middle East and Africa (EMEA) segments. The decrease in services revenue was primarily attributable to the impact of negative foreign currency fluctuations and declines in professional and installation related services, which are typically tied to new product sales and installations. Maintenance services declined slightly in comparison to the prior year which reflected the stable nature of these recurring services despite an adverse market for new product sales.

Gross Margin

Gross margin as a percentage of revenue was 19.1% in 2009 compared to 22.3% in 2008. Product gross margin decreased 7.2 percentage points to 18.9% in 2009 compared to 26.1% in 2008. During 2009, product gross margin was adversely affected by approximately $22 million for the write-off of assets related to an equity investment. After considering this item, the decline in product gross margin was due to a change in product mix, decrease in volumes and continued pricing pressures which more than offset the cost savings achieved through our manufacturing realignment and continued focus on cost reduction actions.

Services gross margin increased 1.6 percentage points to 19.3% in 2009 compared to 17.7% in 2008. In 2009, services gross margin was negatively impacted by $77 million in higher pension expense, or 3.2% as a percentage of services revenue. In 2008, services gross margin was negatively impacted by $31 million of organizational realignment costs, or 1.3% as a percentage of services revenue. After considering these items, the services gross margin improvement was primarily due to lower labor and service delivery costs as a result of headcount reductions. These reductions were completed as part of our past organizational realignment efforts and resulted in more efficient and lower cost service delivery in comparison to the prior year.

Restructuring and Re-engineering

Organizational Realignment In the second quarter of 2008, NCR commenced a global realignment initiative to reduce redundancies and process inefficiencies to become more customer-focused and market-driven. This initiative addressed legacy process inefficiencies and unbalanced resource allocation by focusing on organizational design, process re-engineering and business process outsourcing. The initiative resulted in reductions in employment and productivity improvements, while freeing up funds to invest in growth programs such as sales, engineering, and market development.

As a result of this initiative, the Company recorded a total of $57 million in employee severance and other termination costs in 2008. Of these costs, $5 million was recorded as cost of products, $31 million was recorded as cost of services, $16 million was recorded as selling, general and administrative expense and the remaining $5 million was recorded as research and development expense. Of the $57 million total expense recognized in 2008, $40 million was recorded as a discrete postemployment benefit cost.

The realignment activities and the associated costs recognized during 2008 for approximately 900 employee terminations related to each of our reportable segments of Americas, EMEA and APJ.

As of December 31, 2009, there was a related remaining accrued liability of $1 million. The organizational realignment was complete as of June 30, 2010 and the remaining accrued liability was reversed.

The actions taken to date generated annualized savings of approximately $40 million. The Company continues to identify additional opportunities focusing on organizational design, process re-engineering and business process outsourcing as part of our continuous improvement process.

Real estate consolidation and restructuring We continue to evaluate our real estate portfolio of owned and leased properties in order to lower our overall facility costs. During 2010, we sold two properties representing a 1% reduction in total properties from 2009. During 2009, we sold six properties which were offset by leases for our new manufacturing facilities and office space obtained through our 2009 acquisitions. During 2008, we sold eight properties, representing approximately 2% reduction in total properties from 2007.

Effects of Pension, Postemployment and Postretirement Benefit Plans

NCR's income from continuing operations for the years ended December 31 were impacted by certain employee benefit plans as shown below:

In millions	2010	2009	2008
Pension expense	**$208**	$159	$ 25
Postemployment expense	**43**	49	91
Postretirement benefit	**(4)**	(3)	(2)
Total expense	**$247**	$205	$114

In 2010, pension expense increased to $208 million compared to $159 million in 2009 and $25 million in 2008 primarily due to the loss on invested plan assets that we experienced in 2008, which caused higher actuarial loss amortization and a lower expected return on plan assets. In 2010, approximately 44% of the pension expense was included in selling, general and administrative and research and development expenses, with the remaining 56% included in cost of products and services. We currently expect pension expense of approximately $210 million in 2011.

During 2009, NCR closed its United Kingdom-based manufacturing operation, resulting in a significant reduction in the number of employees enrolled in one of our defined benefit plans. The workforce reduction was accounted for as a curtailment and therefore, the actuarial liability associated with the plan was re-measured as of July 1, 2009. As a result, the pension liability and accumulated other comprehensive loss balances were increased by $35 million. This curtailment did not have a material impact on net income from continuing operations for 2009.

In May of 2009, NCR completed the consultation process with employee representatives, which was required to freeze the benefits in one of our United Kingdom defined benefit plans, effective July 1, 2009. This action was accounted for as a curtailment and therefore, the actuarial liability associated with the plan was re-measured as of May 31, 2009. As a result, the prepaid pension asset and accumulated other comprehensive loss balances were reduced by $85 million. This curtailment did not have a material impact on net income from continuing operations for 2009.

Postemployment expense (severance and disability medical) decreased to $43 million in 2010 compared to $49 million in 2009 and to $91 million in 2008. This decrease was primarily driven by a discrete cost of $40 million related to the organizational realignment initiative recorded during 2008. In 2010, approximately 63% of total postemployment expense was included in cost of products and services, with the balance included in selling, general and administrative and research and development expenses. The realignment initiatives are described in more detail in the 'Restructuring and Re-engineering' section of this MD&A and Note 3, "Restructuring and Real Estate Transactions," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

Postretirement plans provided a $4 million benefit in 2010, a $3 million benefit in 2009, and a $2 million benefit in 2008, primarily due to favorable claims experience in each of the years.

Selling, General and Administrative Expenses

Selling, general, and administrative expenses increased $58 million to $703 million in 2010 from $645 million in 2009. As a percentage of revenue, these expenses were 14.6% in 2010 and 14.0% in 2009. In 2010, selling, general, and administrative expenses included $67 million of pension costs, $18 million of incremental costs related to the relocation of our worldwide headquarters, $8 million related to a litigation charge offset by a $6 million gain related to the sale of an office building in France. In 2009, selling, general, and administrative expenses included $53 million of pension costs as well as $6 million of incremental costs related to the relocation of our worldwide headquarters. After considering these items, selling, general, and administrative expenses increased slightly as a percentage of revenue to 12.8% in 2010 from 12.7% in 2009 due to higher incentive compensation costs in 2010.

Selling, general, and administrative expenses decreased $68 million to $645 million in 2009 from $713 million in 2008. In 2009, selling, general and administrative expenses included $53 million of pension costs as well as $6 million of incremental expenses directly related to the relocation of our worldwide headquarters. In 2008, selling, general and administrative expenses included $5 million of pension costs as well as $16 million of organizational realignment costs, $12 million of costs associated with legal matters offset by $23 million in gains from the sale of two properties in Canada. After considering these items, selling, general and administrative expenses decreased as a percentage of revenues to 12.7% in 2009 from 13.2% in 2008 primarily due to the continued cost reduction actions focused on limiting discretionary spending and the benefit of cost savings from the organizational realignment initiated in the prior year as well as reductions in incentive and stock-based compensation expense.

Research and Development Expenses

Research and development expenses increased $21 million to $162 million in 2010 from $141 million in 2009. In 2010 and 2009, research and development costs included $25 million and $17 million, respectively, of pension costs. After considering this item, research and development costs increased slightly as a percentage of revenue to 2.8% in 2010 from 2.7% in 2009 and are in line with management expectations as we continue to invest in broadening our self-service solutions.

Research and development expenses decreased by $7 million to $141 million in 2009 compared to $148 million in 2008. In 2009, research and development expenses included $17 million of pension costs. In 2008, research and development expenses included $9 million of pension costs and $5 million of organizational realignment costs. After considering these items, research and development expenses increased slightly as a percentage of revenues to 2.7% in 2009 from 2.5% in 2008. The decrease in expenses in 2009 is due to the focus on cost reductions including limits on discretionary spending, headcount reductions and the elimination of incentive compensation.

Interest and Other Income Items

Interest expense decreased to $2 million in 2010, compared to $10 million in 2009 and $22 million in 2008, primarily due to the repayment of our senior unsecured notes in June 2009.

Other expense, net was $11 million in 2010 compared to other expense, net of $31 million in 2009 and other income, net of $16 million in 2008. Other expense (income) includes items such as gains or losses on equity investments and interest income. Interest income was $5 million in 2010, $6 million in 2009, and $23 million in 2008. The decrease in interest income in 2010 compared to 2009 and 2008 is due to a combination of declining interest rates and lower invested cash balances throughout the years mainly due to the repayment of our senior unsecured notes in 2009 and share repurchases in 2008. In 2010, other expense, net included $14 million related to the impairment of an investment. In 2009, other expense, net included $24 million related to the impairment of equity investments and related assets.

Income Taxes

The effective tax rate was (33%) in 2010, (9%) in 2009, and 22% in 2008. The 2010 tax rate was favorably impacted by the release of a $40 million valuation allowance in the third quarter of 2010 that is no longer required on specific deferred tax assets in NCR's subsidiary in Japan and by the mix of taxable profits and losses by country. The 2009 tax rate was favorably impacted by the non-proportional benefit of impairment charges incurred in the United States and by the mix of taxable profits and losses by country. During 2008, we favorably settled examinations with the Internal Revenue Service (IRS) for the tax years of 2000 through 2006 that resulted in a $19 million tax benefit. In addition, the effective tax rate was benefited in 2008 by $26 million from the repatriation of earnings from international subsidiaries at an effective tax rate lower than previously estimated. These favorable items were partially offset by an unfavorable mix of taxable profits and losses by country. We anticipate that our effective tax rate will be approximately 27% in 2011. However, changes in profit mix or other events, such as tax audit settlements or changes in our valuation allowances, could impact this anticipated rate.

During the fourth quarter of 2009, the Internal Revenue Service commenced an examination of our 2007 and 2008 income tax returns which is still ongoing. While we are subject to numerous federal, state and foreign tax audits, we believe that the appropriate reserves exist for issues that might arise from these audits. Should these audits be settled, the resulting tax effect could impact the tax provision and cash flows in future periods. During 2011, the Company expects to resolve certain Canadian tax matters related to 1997 through 2001. This settlement could have a material impact on the effective tax rate and unrecognized tax benefits in 2011.

Income (Loss) from Discontinued Operations

During the second quarter of 2010, we revised our presentation of costs and insurance recoveries related to certain environmental obligations, including the Fox River matter, to classify those items as discontinued operations in the Consolidated Statement of Operations since these obligations arose at sites the Company divested in previous years. Such costs and insurance recoveries were previously classified in other (income) expense, net in the Consolidated Statement of Operations.

For the year ended December 31, 2010, income from discontinued operations was $23 million, net of tax, which includes $20 million primarily resulting from the settlement of Fox River related insurance claims with insurance carriers and $3 million related to a favorable change in uncertain tax benefits attributable to Teradata. For the year ended December 31, 2009, loss from discontinued operations was $91 million, net of tax, due to the change in estimate of the Fox River reserve associated with a fourth quarter court decision partially offset by the receipt of insurance settlements. For the year ended December 31, 2008, loss from discontinued operations was $21 million, net of tax, which included $18 million for changes in estimates of the Fox River reserve and $3 million for professional and consulting fees related to the spin-off of Teradata in 2007. There was no operating activity related to the spin-off of Teradata in 2010 and 2009.

Revenue and Gross Margin by Segment

Our products and services enable businesses to connect, interact and transact with their customers and enhance their customer relationships by addressing consumer demand for convenience, value and individual service. NCR's portfolio of self-service and assisted-service solutions serve customers in the financial services, retail and hospitality, healthcare, travel and gaming and entertainment industries and include automated teller machines (ATMs), self-service kiosks and point of sale devices as well as software application that can be used by consumers to enable them to interact with businesses from their computer or mobile device. NCR complements these product solutions by offering a complete portfolio of services to help customers design, deploy and support its technology tools, as well as offering services for third-party products.

For the years presented, we reported on three segments:

- Americas;
- Europe, Middle East and Africa (EMEA); and
- Asia Pacific and Japan (APJ).

Each of these segments derives its revenues by selling products and services across the entire NCR product and service portfolio within their geography to the financial services, retail and hospitality, travel and gaming and healthcare industries, other than with respect to products to the entertainment industry, which are currently sold only within the Americas region. Segments are measured for profitability by the Company's chief operating decision maker based on revenue and segment gross margin. For purposes of discussing our results by segment, we exclude the impact of certain items from segment gross margin, consistent with the manner by which management views each segment and reports our operating segment results. This format is useful to investors because it allows analysis and comparability of operating trends. It also includes the same information that is used by NCR management to make decisions regarding the segments and to assess our financial performance.

Certain amounts have been excluded from segment gross margin for each reporting segment presented below as follows:

- In 2010, pension expense of $116 million.
- In 2009, pension expense of $89 million and $22 million of cost for the impairment of assets related to an equity investment.
- In 2008, pension expense of $11 million and $36 million related to organizational realignment and legal costs.

Our segment results are reconciled to total income from operations reported under accounting principles generally accepted in the United States of America (otherwise known as GAAP) in Note 12, "Segment Information and Concentrations," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

Americas Segment

The following table presents the Americas revenue and segment gross margin for the years ended December 31:

In millions	2010	2009	2008
Revenue	**$2,123**	$2,022	$2,269
Gross margin	**$ 457**	$ 386	$ 437
Gross margin as a percentage of revenue	**21.5%**	19.1%	19.3%

Americas revenue increased 5% in 2010 compared to 2009 primarily due to growth in the entertainment business and higher product volumes in Caribbean and Latin America in the financial services industry and in North America in the retail and hospitality industry, slightly offset by lower product volumes and service offerings in North America in the financial services industry. Foreign currency fluctuations favorably impacted the year-over-year revenue comparison by 2%.

Gross margin as a percentage of revenue increased 2.4 percentage points to 21.5% in 2010 compared to 19.1% in 2009 primarily due to an improved mix of higher value product offerings to customers in the financial services and retail and hospitality industries. This improvement was partially offset by losses generated from the entertainment business.

Americas revenue decreased 11% in 2009 compared to 2008 primarily due to a decline in product sales volumes in the United States (U.S.) and Latin America to customers in the financial services and retail and hospitality industries, which offset gains in emerging businesses such as entertainment and travel and gaming. While in 2009, large financial institutions continue a deposit automation upgrade cycle, sales to mid-sized financial services institutions were negatively impacted by the overall market conditions. In the U.S., customers in the retail and hospitality industry were negatively impacted by continued decline in consumer spending and high unemployment rates. As a result, U.S. retailers reduced capital spending and new store growth was significantly curtailed. In Latin America, NCR achieved significant sales volume to a financial services customer in 2008 that was not repeated in 2009. Finally, recurring maintenance services decreased only slightly in 2009 as compared to 2008. This trend reflected the stable nature of recurring, maintenance-based services despite an adverse market for new product sales.

Gross margin as a percentage of revenue decreased 0.2 percentage points in 2009 compared to 2008 due to the focus on cost containment both for product and services revenue streams.

Europe, Middle East & Africa (EMEA) Segment

The following table presents EMEA revenue and segment gross margin for the years ended December 31:

In millions	2010	2009	2008
Revenue	**$1,714**	$1,649	$2,066
Gross margin	**$ 404**	$ 401	$ 556
Gross margin as a percentage of revenue	**23.6%**	24.3%	26.9%

EMEA revenue increased 4% in 2010 compared to 2009. The increase was primarily driven by higher product volumes and service offerings within the financial services and retail and hospitality industries in Europe. Foreign currency fluctuations negatively impacted the year-over-year revenue comparison by 2%.

Gross margin as a percentage of revenue decreased 0.7 percentage points to 23.6% in 2010 compared to 24.3% in 2009 primarily due to an unfavorable mix in product sales, mainly in Europe, partially offset by improved services margins across the region resulting from cost reductions.

EMEA revenue decreased 20% in 2009 compared to 2008. Foreign currency fluctuations negatively impacted the year-over-year comparison by 3%. The decrease in revenue was primarily driven by a reduction in product sales to customers in the financial services industry across EMEA. After taking into account foreign currency fluctuations, recurring maintenance services increased slightly in 2009 as compared to 2008 primarily due to increases in the UK, Middle East and Africa. This trend reflected the stable nature of recurring, maintenance-based services despite an adverse market for new product sales.

Gross margin as a percentage of revenue decreased 2.6 percentage points in 2009 compared to 2008 which was primarily impacted by lower sales volumes coupled with a negative sales mix mainly seen in Germany, Italy and Eastern Europe which more than offset the impact of cost reductions from the lower manufacturing and service delivery costs as a result of our realignment initiatives.

Asia Pacific & Japan (APJ) Segment

The following table presents APJ's revenue and segment gross margin for the years ended December 31:

In millions	2010	2009	2008
Revenue	**$ 982**	$ 941	$ 980
Gross margin	**$ 219**	$ 207	$ 237
Gross margin as a percentage of revenue	**22.3%**	22.0%	24.2%

APJ revenue increased 4% in 2010 compared to 2009. As further discussed in Note 1, "Description of Business and Significant Accounting Policies," of the Notes to the Consolidated Financial Statements in Item 8 of Part II of this Report, in 2009, we recorded adjustments to decrease product revenue by $10 million and cost of products by $7 million, which resulted in a net decrease in gross margin of $3 million. The adjustments related to revenue incorrectly recognized during 2008 by the Company's Japanese subsidiary. After considering the effect of the adjustments, the increase in revenue was primarily driven by higher product volumes and services offerings in the financial services industry mainly in Japan, India and China. These increases were offset by declines in the retail and hospitality industry across the region. Foreign currency fluctuations favorably impacted the year-over-year revenue comparison by 7%.

Gross margin as a percentage of revenue increased 0.3 percentage points to 22.3% in 2010 compared to 22.0% in 2009. After considering the effect of the adjustments discussed above, the gross margin remained consistent year over year.

APJ revenue decreased 4% in 2009 compared to 2008. Foreign currency fluctuations provided a 1% benefit to the year-over-year comparison. The decrease in revenue was primarily driven by a reduction in product sales to financial services and retail and hospitality industry customers in Asia and Australia and a reduction in product sales to retail and hospitality industry customers in Japan. After taking into account foreign currency fluctuations, recurring maintenance-based revenue increased slightly in 2009 as compared to 2008. This trend reflected the stable nature of recurring, maintenance-based services despite an adverse market for new product sales.

Gross margin as a percentage of revenue decreased 2.2 percentage points in 2009 compared to 2008. As described above, during 2009, the Company recorded adjustments to decrease product revenue by $10 million and cost of products by $7 million, which resulted in a net decrease in gross margin of $3 million. The adjustments related to revenues incorrectly recognized during 2008 by the Company's Japanese subsidiary. Excluding the effect of this item, gross margin as a percentage of revenue decreased 2.1 percentage points which was primarily due to lower sales volumes coupled with a negative sales mix.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

For 2010, net cash provided by operating activities decreased $14 million from $256 million for the year ended December 31, 2009 to $242 million for the year ended December 31, 2010. Cash flow from operations was negatively impacted by changes in working capital, resulting primarily from an increase in accounts receivable due to higher sales and increased inventory levels associated with planned revenue roll-outs in 2011.

NCR's management uses a non-GAAP measure called "free cash flow," which we define as net cash provided by operating activities and cash provided by (used in) discontinued operations related to the Fox River environmental matter, less capital expenditures for property, plant and equipment, and additions to capitalized software, to assess the financial performance of the Company. Free cash flow does not have a uniform definition under GAAP; therefore, NCR's definition may differ from other companies' definitions of this measure. The components used to calculate free cash flow are GAAP measures taken directly from the Consolidated Statements of Cash Flows. We believe free cash flow information is useful for investors because it relates the operating cash flows from the Company's continuing and discontinued operations to the capital that is spent to continue and improve business operations. In particular, free cash flow indicates the amount of cash available after capital expenditures for, among other things, investments in the Company's existing business, strategic acquisitions, repurchase of NCR stock and repayment of debt obligations. Free cash flow does not represent the residual cash flow available for discretionary expenditures since there may be other non-discretionary expenditures that are not deducted from the measure. This non-GAAP measure should not be considered a substitute for, or superior to, cash flows from operating activities under GAAP. The table below reconciles net cash provided by operating activities to NCR's non-GAAP measure of free cash flow for the years ended December 31:

In millions	**2010**	**2009**	**2008**
Net cash provided by operating activities	**$ 242**	$ 256	$440
Less: Expenditures for property, plant and equipment, net of grant reimbursements	**(169)**	(112)	(75)
Less: Additions to capitalized software	**(57)**	(61)	(63)
Net cash provided by (used in) discontinued operations (related to the Fox River environmental matter)	**21**	(33)	(25)
Free cash flow	**$ 37**	$ 50	$277

In 2010, net cash provided by operating activities decreased $14 million, net capital expenditures increased $57 million, capitalized software additions decreased $4 million, and net cash provided by discontinued operations (related to the Fox River environmental matter) increased $54 million, which contributed to a net decrease in free cash flow of $13 million in comparison to 2009. Planned expenditures related to investments in the entertainment industry led to a majority of the increase in net capital expenditures. During the second quarter of 2010, we revised the presentation of costs and insurance recoveries related to certain environmental obligations, including the Fox River matter, and now classify those items as discontinued operations in the Consolidated Statements of Cash Flows. Such costs and insurance recoveries were previously classified in net cash provided by operating activities. During the year ended December 31, 2010, cash provided by discontinued operations was attributable to insurance recoveries received partially offset by remediation payments made.

In 2009, net cash provided by operating activities decreased $184 million, net capital expenditures increased $37 million, capitalized software additions decreased $2 million, and net cash used in discontinued operations (related to the Fox River environmental matter) increased $8 million, which contributed to a net decrease in free cash flow of $227 million in comparison to 2008. Net cash provided by operating activities decreased primarily due to the decrease in income compared to 2008 and due to a more significant positive impact to our working capital position in 2008. Capital expenditures were higher mainly due to planned expenditures related to investments in the entertainment industry. During the year ended December 31, 2009, the net cash used in discontinued operations (related to the Fox River environmental matter) was attributable to the Company's initial funding of the limited liability company described in Note 11, "Commitments and Contingencies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, and was partially offset by insurance recoveries.

Financing activities and certain other investing activities are not included in our calculation of free cash flow. During 2010, other investing activities included the receipt of $39 million in proceeds for the sale of an office building in France, as compared to proceeds of $11 million in 2009 for the sale of property, plant, and equipment. During 2010, other investing activities also included $24 million of expenditures related to acquisition and equity investment activity, as compared to investment expenditures of $41 million in 2009. Our financing activities in 2010 included $20 million for the repurchase of approximately 2 million shares of NCR common stock, the repayment of $4 million in short-term borrowings, proceeds from employee stock plans of $11 million as well as $75 million borrowing and repayment from our revolving credit facility. Our financing activities in 2009 included the repayment of $300 million of senior unsecured notes and the receipt of proceeds from employee stock plans of $9 million.

As of December 31, 2010, our cash and cash equivalents totaled $496 million and our long-term debt was $10 million. Our ability to generate future positive cash flows from operations is dependent on general economic conditions, competitive pressures and other business and risk factors described in Part I, Item 1A of this Report. If we are unable to generate sufficient cash flows from operations, or otherwise access our credit facility, we may be required to seek additional financing alternatives. Also, as described below and in Note 9, "Employee Benefit Plans," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, we expect to make pension, postemployment, and postretirement plan contributions of approximately $185 million in 2011. During the first quarter of 2010, the Company completed a comprehensive analysis of its capital allocation strategy, with specific focus on its approach to pension management. As a result of this analysis, the Company plans to substantially reduce future volatility in the value of assets held by its U.S. pension plan by rebalancing the asset allocation to a portfolio of entirely fixed income assets by the end of 2012. Additionally, in 2011, we expect to make approximately $45 million of remediation and other payments related to the Fox River environmental matter which we expect to be partially offset by insurance recoveries. We believe that we currently have sufficient liquidity based on our current cash position, cash flows from operations and existing financing to meet our expected pension, postemployment, and postretirement plan contributions, remediation payments related to the Fox River environmental matter and our operating requirements for the next twelve months.

Contractual Obligations In the normal course of business, we enter into various contractual obligations that impact, or could impact, the liquidity of our operations. The following table and discussion outlines our material obligations as of December 31, 2010, with projected cash payments in the years shown:

In millions	Total Amounts	2011	2012-2013	2014-2015	2016 and thereafter	All Other
Debt obligations	$ 11	$ 1	$ 1	$ 1	$ 8	$—
Interest on debt obligations	5	1	1	1	2	—
Estimated environmental liability payments	285	45	76	51	113	—
Lease obligations	214	53	82	53	26	—
Uncertain tax positions	165	—	—	—	—	165
Purchase obligations	847	706	69	72	—	—
Total obligations	**$1,527**	**$806**	**$229**	**$178**	**$149**	**$165**

As of December 31, 2010, we have short- and long-term debt totaling $11 million.

The estimated environmental liability payments included in the table of contractual obligations shown above are related to the Fox River environmental matter. The amounts shown are on a gross basis and do not include an estimate for payments to be received from insurers or indemnification parties. For additional information, refer to Note 11, "Commitments and Contingencies," included in Item 8 of Part II of this Report.

Our lease obligations are primarily for certain sales and manufacturing facilities in various domestic and international locations. Purchase obligations represent committed purchase orders and other contractual commitments for goods or services. The purchase obligation amounts were determined through information in our procurement systems and payment schedules for significant contracts. Included in the amounts are committed payments in relation to the long-term service agreement with Accenture under which NCR's transaction processing activities and functions are performed.

We have a $165 million liability related to our uncertain tax positions. Due to the nature of the underlying liabilities and the extended time often needed to resolve income tax uncertainties, we cannot make reliable estimates of the amount or timing of cash payments that may be required to settle these liabilities. For additional information, refer to Note 7, "Income Taxes," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report.

We also have product warranties that may affect future cash flows. These items are not included in the table of obligations shown above, but are described in detail in Note 11 of the Notes to Consolidated Financial Statements, "Commitments and Contingencies," included in Item 8 of Part II of this Report.

Our U.S. and international employee benefit plans, which are described in Note 9, "Employee Benefit Plans," of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this Report, could require significant future cash payments. The funded status of NCR's U.S. pension plans is an underfunded position of $903 million as of December 31, 2010 compared to an underfunded position of $822 million as of December 31, 2009. The decrease in our funded status is primarily attributable to an increase in the liability resulting from a decrease in the discount rate. The funded status of our international retirement plans improved to an underfunded position of $94 million as of December 31, 2010 from an underfunded position of $226 million as of December 31, 2009. Strong asset returns and cash contributions more than offset the increases in the plan liabilities driven by decreases in discount rates for these plans. We did not make any contributions to our U.S. qualified pension plan in 2010, and we do not expect to be required to make any contributions in 2011. Contributions to international and executive pension plans are expected to increase from $105 million in 2010 to approximately $125 million in 2011.

Our credit facility contains certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such facilities. The key financial covenants include a total debt to consolidated EBITDA requirement for the period of four consecutive fiscal quarters not to exceed 3.00 to 1.00 and a minimum cash interest coverage ratio for the period of four consecutive fiscal quarters of not less than 4.00 to 1.00. The credit facility provides a grid-based interest rate that determines the margin charged in addition to the London Interbank Offered Rate (LIBOR) on borrowings. The rate is based on several factors including the credit rating of the Company and the amount of the Company's aggregate borrowings under the facility. Additionally, the facility allows a portion of the availability to be used for outstanding letters of credit. As of December 31, 2010, no amount was outstanding under the facility; however, the maximum borrowing available was reduced by $21 million for NCR's usage of letters of credit.

Off-Balance Sheet Arrangements We have no significant contractual obligations not fully recorded on our consolidated balance sheets or fully disclosed in the notes to our consolidated financial statements. We have no material off-balance sheet arrangements as defined by SEC Regulation S-K 303 (a) (4) (ii).

See Note 11, "Commitments and Contingencies," in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for additional information on guarantees associated with NCR's business activities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of these financial statements, we are required to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosure of contingent liabilities. These assumptions, estimates and judgments are based on historical experience and are believed to be reasonable at the time. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. Our critical accounting policies are those that require assumptions to be made about matters that are highly uncertain. Different estimates could have a material impact on our financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions or circumstances. Our management continually reviews these assumptions, estimates and judgments to ensure that our financial statements are presented fairly and are materially correct.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require significant management judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the paragraphs below. Our senior management has reviewed these critical accounting policies and related disclosures with our independent registered public accounting firm and the Audit Committee of our Board of Directors (see Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, which contains additional information regarding our accounting policies and other disclosures required by GAAP).

Revenue Recognition Product revenue includes sales of hardware equipment and software licenses for ATMs and financial terminals, self-service kiosks, POS terminals, check and document imaging products and consumables as well as rentals and sales of DVDs. Service revenue includes revenue from services and maintenance, installation, implementation, professional consulting, and complete systems management for all NCR product offerings (other than DVD rentals and sales) noted above as well as for third-party products. NCR records revenue when it is realized, or realizable, and earned. NCR considers these criteria met when: (a) persuasive evidence of an arrangement exists; (b) the products or services have been delivered to the customer; (c) the sales price is fixed or determinable and free of contingencies or significant uncertainties; and (d) collectability is reasonably assured. For product sales, delivery is deemed to occur when the customer has assumed risk of loss of the goods sold and all performance obligations are complete. For services sales, revenue is recognized either as the services are provided or ratably over the service period or, if applicable, after customer acceptance of the services.

NCR's solution offerings typically include hardware, software, professional consulting services and maintenance support services, and as a result, the Company frequently enters into sales arrangements with customers that contain multiple elements or deliverables. For arrangements involving multiple deliverables, when deliverables include software and non-software products and services, NCR evaluates and separates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) the delivered item has value to the customer on a stand-alone basis; (b) there is objective and reliable evidence of the selling price of the undelivered items; and (c) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered items is considered probable and substantially in the control of NCR. Each unit of accounting is then accounted for under the applicable revenue recognition guidance.

In situations where NCR's solutions contain software that is more than incidental to the hardware and services, revenue related to software and software-related elements is recognized in accordance with authoritative guidance on software revenue recognition. Revenue for non-software elements, for which software is not essential to the functionality, is recognized in accordance with other relevant guidance on revenue recognition including the four criteria above. In situations where there is appropriate evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement's consideration. Under the residual method, the selling price of undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and recognized as revenue. Revenue for maintenance support services is recognized on a straight-line basis over the term of the service contract. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, no revenue is recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.

Revenue recognition for complex contractual arrangements, especially those with multiple elements, requires a significant level of judgment and is based upon a review of specific contracts, past experience, the selling price of undelivered elements when sold separately, creditworthiness of customers, international laws and other factors. Changes in judgments about these factors could impact the timing and amount of revenue recognized between periods.

Allowance for Doubtful Accounts We evaluate the collectability of our accounts receivable based on a number of factors. We establish provisions for doubtful accounts using percentages of our accounts receivable balances as an overall proxy to reflect historical average credit losses and specific provisions for known issues. The percentages are applied to aged accounts receivable balances. Aged accounts are determined based on the number of days the receivable is outstanding, measured from the date of the invoice, or from the date of revenue recognition. As the age of the receivable increases, the provision percentage also increases. This policy is applied consistently among all of our operating segments.

Based on the factors below, we periodically review customer account activity in order to assess the adequacy of the allowances provided for potential losses. Factors include economic conditions and judgments regarding collectability of account balances, each customer's payment history and creditworthiness.

The allowance for doubtful accounts was $13 million as of December 31, 2010, $24 million as of December 31, 2009, and $15 million as of December 31, 2008. These allowances represent, as a percent of gross receivables, 1.4% in 2010, 2.6% in 2009, and 1.6% in 2008.

Given our experience, the reserves for potential losses are considered adequate, but if one or more of our larger customers were to default on its obligations, we could be exposed to potentially significant losses in excess of the provisions established. We continually evaluate our reserves for doubtful accounts and continued economic deterioration could lead to the need to increase our allowances.

Inventory Valuation Inventories are stated at the lower of cost or market, using the average cost method. Each quarter, we reassess raw materials, work-in-process, parts and finished equipment inventory costs to identify purchase or usage variances from standards, and valuation adjustments are made. Additionally, to properly provide for potential exposure due to slow-moving, excess, obsolete or unusable inventory, a reserve against inventory is established. This reserve is established based on forecasted usage, orders, technological obsolescence and inventory aging. These factors are impacted by market conditions, technology changes and changes in strategic direction, and require estimates and management judgment that may include elements that are uncertain. On a quarterly basis, we review the current market value of inventory and adjust for any inventory exposure due to age or excess of cost over market value.

We have inventory in more than 40 countries around the world. We purchase inventory from third party suppliers and manufacture inventory at our plants. This inventory is transferred to our distribution and sales organizations at cost plus mark-up. This mark-up is referred to as inter-company profit. Each quarter, we review our inventory levels and analyze our inter-company profit to determine the correct amount of inter-company profit to eliminate. Key assumptions are made to estimate product gross margins, the product mix of existing inventory balances and current period shipments. Over time, we refine these estimates as facts and circumstances change. If our estimates require refinement, our results could be impacted.

Our excess and obsolete reserves were $71 million as of December 31, 2010, $100 million as of December 31, 2009, and $111 million as of December 31, 2008. These reserves represent, as a percent of gross inventory, 8.7% in 2010, 12.7% in 2009, and 13.8% in 2008. The decrease in the excess and obsolete reserve in 2010 was due to the scrapping of fully reserved spare parts inventory as well as improved inventory management and utilization. Although we strive to achieve a balance between market demands and risk of inventory obsolescence or excess quantities caused by these factors, it is possible that, should conditions change, additional reserves may be needed. Any changes in reserves will impact operating income during a given period. The policies described are consistently applied among all of our operating segments.

Warranty Reserves One of our key objectives is to provide superior quality products and services. To that end, we provide a standard manufacturer's warranty extending up to 12 months, allowing our customers to seek repair of products under warranty at no additional cost. A corresponding estimated liability for potential warranty costs is also recorded at the time of the sale. We sometimes offer extended warranties in the form of product maintenance services to our customers for purchase. We defer the fair value of these revenues and recognize revenue over the life of the extended warranty period. Refer to Note 1 "Description of Business and Significant Accounting Policies" in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for further information regarding our accounting for extended warranties.

Future warranty obligation costs are based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. When a sale is consummated, the total customer revenue is recognized and the associated warranty liability is recorded based upon the estimated cost to provide the service over the warranty period.

Total warranty costs were $48 million in 2010, $47 million in 2009, and $51 million in 2008. Warranty costs as a percent of total product revenues were 2.0% in 2010, 2.1% in 2009, and 1.8% in 2008. Historically, the principal factor used to estimate our warranty costs has been service calls per machine. Significant changes in this factor could result in actual warranty costs differing from accrued estimates. Although no near-term changes in our estimated warranty reserves are currently anticipated, in the unlikely event of a significant increase in warranty claims by one or more of our larger customers, costs to fulfill warranty obligations would be higher than provisioned, thereby impacting results.

Goodwill Goodwill is tested for impairment annually (in the fourth quarter) or more frequently if indicators of impairment exist or if a decision is made to sell a business. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, or slower growth rates, among others.

Goodwill is evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. NCR has three reporting units, which are Americas, EMEA and APJ. Total goodwill for each reporting units is as follows: $55 million related to Americas, $33 million related to EMEA and $27 million related to APJ.

The evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. NCR uses a discounted cash flow model (DCF model) to estimate the current fair value of its reporting units when testing for impairment. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market shares, sales volumes and prices, costs to produce, tax rates, capital spending, discount rate and working capital changes. Most of these assumptions vary among reporting units. The cash flow forecasts are generally based on approved strategic operating plans.

In the fourth quarter of 2010, the estimated fair value for each of the reporting units was in excess of its carrying value, resulting in no impairment.

In the event the estimated fair value of a reporting unit based on the DCF model is less than the carrying value, an additional analysis would be required. The additional analysis would compare the carrying value of the reporting unit's goodwill with the implied fair value of that goodwill. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination and the fair value of the reporting unit represented the purchase price. If the carrying value of goodwill exceeds its implied fair value, an impairment loss equal to such excess would be recognized, which could significantly and adversely impact reported results of operations and stockholders' equity.

Pension, Postretirement and Postemployment Benefits We sponsor domestic and foreign defined benefit pension and postemployment plans as well as domestic postretirement plans. As a result, we have significant pension, postretirement and postemployment benefit costs, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense and liability relating to these plans. These factors include assumptions we make about interest rates, expected investment return on plan assets, rate of increase in healthcare costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, our actuarial consultants advise us about subjective factors such as withdrawal rates and mortality rates to use in our valuations. We generally review and update these assumptions on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense we have recorded or may record. Postemployment expense impacts all of our segments, while postretirement expense impacts only the Americas segment, as these benefits are only offered to Americas employees. Pension expense is reported at the corporate level and is excluded from our segment results as it is not included in the evaluation of segment performance. See Note 12, "Segment Information and Concentrations" in the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report for a reconciliation of our segment results to total income from operations.

The key assumptions used in developing our 2010 expense were discount rates of 5.75% for our U.S. pension plans and 5.0% for our postretirement plan. We used an expected return on assets assumption of 7.5% for our U.S. plans in 2010. The U.S. plans represent 65% and 100% of total pension and postretirement plan obligations as of December 31, 2010, respectively. Holding all other assumptions constant, a 0.25% change in the discount rate used for the U.S. plans would have increased or decreased 2010 expense by approximately $6 million in pension expense and an immaterial amount in postretirement expense. A 0.25% change in the expected rate of return on plan assets assumption for the U.S. pension plan would have increased or decreased 2010 pension expense by approximately $6 million. Our expected return on plan assets has historically been and will likely continue to be material to net income. While it is required that we review our actuarial assumptions each year at the measurement date, we generally do not change them between measurement dates. We use a measurement date of December 31 for all of our plans.

We intend to use a discount rate of 5.25% and 4.25% and an expected rate of return on assets assumption of 6.75% in determining the 2011 pension and postretirement expense for the U.S. plans. The most significant assumption used in developing our 2011 postemployment plan expense was the assumed rate of involuntary turnover of 5.5%. The involuntary turnover rate is based on historical trends and projections of involuntary turnover in the future. A 0.25% change in the rate of involuntary turnover would have increased or decreased 2010 expense by approximately $3 million. The sensitivity of the assumptions described above is specific to each individual plan and not to our pension, postretirement and postemployment plans in the aggregate.

Environmental and Legal Contingencies Each quarter, we review the status of each claim and legal proceeding and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a liability for the estimated loss. To the extent that the amount of a probable loss is estimable only by reference to a range of equally likely outcomes, and no amount within the range appears to be a better estimate than any other amount, we accrue for the low end of the range. Because of uncertainties related to these matters, the use of estimates, assumptions and judgments, and external factors beyond our control, accruals are based on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position. Except for the sharing agreement with Appleton Papers Inc. (API) described in Note 11 in the Notes to Consolidated Financial Statements, "Commitments and Contingencies," in Item 8 of Part II of this Report with respect to the Fox River matter, when insurance carriers or third parties have agreed to pay any amounts related to costs, and we believe that it is probable that we can collect such amounts, those amounts are reflected as receivables in our Consolidated Balance Sheet.

The most significant legal contingency impacting our Company relates to the Fox River matter, which is further described in detail in Note 11 in the Notes to Consolidated Financial Statements, "Commitments and Contingencies," in Item 8 of Part II of this Report. NCR has been identified as a potentially responsible party (PRP) at the Fox River site in Wisconsin because of polychlorinated biphenyl (PCB) discharges from two carbonless paper manufacturing facilities previously owned by NCR, located along the Fox River.

As described below and in Note 11, while substantial progress has been made in the engineering design of the Fox River clean-up and the clean-up itself, the extent of our potential liability continues to be subject to significant uncertainties. These uncertainties include the total clean-up costs for each of the segments of the river; the total natural resource damages for the site; the extent to which clean-up and other costs will be allocated to and paid by other PRPs; the solvency of other PRPs; the extent of NCR's eventual liability and the outcome of the Company's appeal of the December 16, 2009 order described in Note 11; and the outcome of the state and federal governments' lawsuit regarding the Fox River filed in October 2010 against several parties, including NCR, also described in Note 11.

Our reserve for the Fox River matter as of December 31, 2010 was approximately $199 million (after taking into consideration amounts expected to be recovered under an indemnity agreement, as further discussed in Note 11). The Company regularly re-evaluates the assumptions used in determining the appropriate reserve for the Fox River matter as additional information becomes available and, when warranted, makes appropriate adjustments.

In determining our reserve, we attempt to estimate a range of reasonably possible outcomes for relevant factors, although each range is itself highly uncertain. We use our best estimate within the range if that is possible. Where there is a range of equally likely outcomes, and there is no amount within that range that appears to be a better estimate than any other amount, we use the low end of the range. Our eventual liability for remediation, which we expect will be paid out over a period of at least 10 years (and perhaps as long as 20 years, and a still longer period for long-term monitoring), will depend on a number of factors, the most significant of which include:

- The total clean-up costs for the site (we use the best estimate within a range of reasonably possible outcomes—$930 million—which consists of the current estimate of the lower river clean-up and long-term monitoring costs developed in consultation with the engineering firms working on the design, the projected costs of the upper river clean-up, plus a 15% contingency for probable cost overruns and a contingency for future Government oversight costs, and the NCR-API share of the estimated natural resource damages);
- The total natural resource damages for the site (we use a best estimate of $76 million, which is based on prior negotiations);
- The share NCR and API will jointly bear of the total clean-up costs (as a result of the December 2009 judicial order discussed in Note 11, we now assume NCR and API will be responsible for the full extent of the clean-up activities they are undertaking, which is a best estimate, and for a substantial portion of the counterclaims filed against them, as to which we use the low end of a range) and of natural resource damages (we use a best estimate);
- The share NCR will bear of the joint NCR/API payments for clean-up costs and natural resource damages (based upon an agreement between NCR and API, and an arbitration award, we utilized a 45% share for NCR of the first $75 million—a threshold that was reached in the second quarter of 2008—and a 40% share for amounts in excess of $75 million); and
- Our transaction costs to defend NCR in this matter, including participation in litigation to establish proper allocation shares and the lawsuit filed by the Governments on October 14, 2010 as described in

Note 11 (we have estimated the costs we are likely to incur through 2019, the end of the time period the Governments have projected it will take to design and implement the remedy for the Fox River).

AT&T Inc. (AT&T) and Alcatel-Lucent are each responsible for indemnifying NCR for a portion of amounts NCR incurs for the Fox River matter over a certain threshold. NCR's estimate of what AT&T and Alcatel-Lucent will pay under the indemnity is recorded as a long-term asset of approximately $86 million as of December 31, 2010, and is deducted in determining the net reserve discussed above.

While it remains difficult to predict, there could be significant changes in the future to some of the above-described assumptions that could have a material effect on the amount of our reserve. Also, there are other estimates for some of these factors that are significantly higher than the estimates described above. It is the opinion of the Company that the effect of the Fox River matter will have a moderate, but manageable, impact on our liquidity and capital resources, assuming that such amounts discussed above are required to be paid over the time frame currently contemplated. However, if such an amount were required to be paid in a shorter time period, it could have a material impact on our liquidity and capital resources.

Income Taxes We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are anticipated to be settled or realized.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on our expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting.

If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, resulting in an increase in our effective tax rate.

We had valuation allowances of $410 million as of December 31, 2010 and $528 million as of December 31, 2009, related to certain deferred income tax assets, primarily tax loss carryforwards, in jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax assets. At December 31, 2010, our net deferred tax assets in the United States totaled approximately $597 million and realization of the related benefits was determined to be more likely than not.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized.

Stock-based Compensation We measure compensation cost for stock awards at fair value and recognize compensation expense over the service period for which awards are expected to vest. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected holding period. We estimate forfeitures for awards granted, which are not expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards and historical experience. Actual results and future changes in estimates may differ from our current estimates.

In addition, we have performance-based awards that vest only if specific performance conditions are satisfied, typically at the end of a multi-year performance period. The number of shares that will be earned can vary based on actual performance. No shares will vest if the objectives are not met, and in the event the objectives are exceeded, additional shares will vest up to a maximum amount. The cost of these awards is expensed over the performance period based upon management's estimates of achievement against the performance criteria. Because the actual number of shares to be awarded is not known until the end of the performance period, the actual compensation expense related to these awards could differ from our current expectations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

A discussion of recently issued accounting pronouncements is described in Note 1, "Description of Business and Significant Accounting Policies," of the Notes to Consolidated Financial Statements in Item 8 of Part II of this Report, and we incorporate such discussion in this MD&A by reference and make it a part hereof.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including changes in foreign currency exchange rates and interest rates. We use a variety of measures to monitor and manage these risks, including derivative financial instruments. Since a substantial portion of our operations and revenue occurs outside the United States, and in currencies other than the U.S. Dollar, our results can be significantly impacted by changes in foreign currency exchange rates. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward contracts. This is primarily done through the hedging of foreign currency denominated inter-company inventory purchases by the marketing units and of foreign currency denominated inventory sales by the manufacturing units. All of these transactions are firmly committed or forecasted. These foreign exchange contracts are designated as highly effective cash flow hedges. The gains or losses are deferred in other comprehensive income and recognized in the determination of income when the underlying hedged transaction impacts earnings. Since we hedge inventory purchases, the ultimate gain or loss from the derivative contract is recorded in cost of products when the inventory is sold to an unrelated third party.

We have exposure to approximately 50 functional currencies. Due to our global operations, weaknesses in some of these currencies are sometimes offset by strengths in others. The U.S. Dollar was slightly weaker in 2010 as compared to 2009 based on comparable weighted averages for our functional currencies. This had a favorable impact of 1% on 2010 revenue versus 2009 revenue. This excludes the effects of our hedging activities and, therefore, does not reflect the actual impact of fluctuations in exchange rates on our operating income.

Our strategy is to hedge, on behalf of each subsidiary, a portion of our non-functional currency denominated cash flows for a period of up to 15 months. As a result, some of the impact of currency fluctuations on non-functional currency denominated transactions (and hence on subsidiary operating income, as stated in the functional currency) is mitigated in the near term. The amount we hedge and the length of time hedge contracts are entered into may vary significantly. In the longer term (longer than the hedging period of up to 15 months), the subsidiaries are still subject to the impacts of foreign currency fluctuations. In addition, the subsidiary results are still subject to any impact of translating the functional currency results to U.S. Dollars. When hedging certain foreign currency transactions of a long-term investment nature (net investments in foreign operations) the gains and losses are recorded in the currency translation adjustment component of stockholders' equity. Gains and losses on other foreign exchange contracts are recognized in other income or expense as exchange rates change.

For purposes of potential risk analysis, we use sensitivity analysis to quantify potential impacts that market rate changes may have on the fair values of our hedge portfolio related to firmly committed or forecasted transactions. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the related gain or loss on the forecasted underlying transaction. A 10% appreciation or depreciation in the value of the U.S. Dollar against foreign currencies from the prevailing market rates would result in a corresponding increase or decrease of $27 million as of December 31, 2010 in the fair value of the hedge portfolio. The Company expects that any increase (decrease) in the net fair value of the portfolio would be substantially offset by increases (decreases) in the underlying exposures being hedged.

Our cash and cash equivalents are not subject to significant interest rate risk due to the short maturities of these instruments. As of December 31, 2010, the carrying value of our cash and cash equivalents approximated fair value. The interest rate risk associated with our borrowing and investing activities as of December 31, 2010 was not material in relation to our consolidated financial position, results of operations or cash flows.

We utilize non-exchange traded financial instruments, such as foreign exchange forward contracts that we purchase exclusively from highly rated financial institutions. We record these contracts on our balance sheet at fair market value based upon market price quotations from the financial institutions. We do not enter into non-exchange traded contracts that require the use of fair value estimation techniques, but if we did, they could have a material impact on our financial results. Also, we do not enter into hedges for speculative purposes.

We are potentially subject to concentrations of credit risk on accounts receivable and financial instruments, such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. Our business often involves large transactions with customers for which we do not require collateral. If one or more of those customers were to default in its obligations under applicable contractual arrangements, we could be exposed to potentially significant losses. Moreover, a prolonged downturn in the global economy could have an adverse impact on the ability of our customers to pay their obligations on a timely basis. We believe that the reserves for potential losses are adequate. As of December 31, 2010, we did not have any major concentration of credit risk related to financial instruments.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of NCR Corporation:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of NCR Corporation and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
February 24, 2011

NCR Corporation

Consolidated Statements of Operations

In millions, except per share amounts

For the years ended December 31	2010	2009	2008
Product revenue	**$2,403**	$2,234	$2,861
Service revenue	**2,416**	2,378	2,454
Total revenue	**4,819**	4,612	5,315
Cost of products	**1,925**	1,811	2,113
Cost of services	**1,930**	1,918	2,019
Selling, general and administrative expenses	**703**	645	713
Research and development expenses	**162**	141	148
Total operating expenses	**4,720**	4,515	4,993
Income from operations	**99**	97	322
Interest expense	**2**	10	22
Other expense (income), net	**11**	31	(16)
Income from continuing operations before income taxes	**86**	56	316
Income tax (benefit) expense	**(28)**	(5)	68
Income from continuing operations	**114**	61	248
Income (loss) from discontinued operations, net of tax	**23**	(91)	(21)
Net income (loss)	**137**	(30)	227
Net income (loss) attributable to noncontrolling interests	**3**	3	(1)
Net income (loss) attributable to NCR	**$ 134**	$ (33)	$ 228
Amounts attributable to NCR common stockholders:			
Income from continuing operations	**$ 111**	$ 58	$ 249
Income (loss) from discontinued operations, net of tax	**23**	(91)	(21)
Net income (loss)	**$ 134**	$ (33)	$ 228
Net income per share attributable to NCR common stockholders:			
Net income per common share from continuing operations			
Basic	**$ 0.69**	$ 0.37	$ 1.51
Diluted	**$ 0.69**	$ 0.36	$ 1.48
Net income (loss) per common share			
Basic	**$ 0.84**	$ (0.21)	$ 1.38
Diluted	**$ 0.83**	$ (0.21)	$ 1.36
Weighted average common shares outstanding			
Basic	**159.8**	158.9	165.3
Diluted	**161.2**	160.1	167.9

The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation

Consolidated Balance Sheets

In millions, except per share amounts

As of December 31	2010	2009
Assets		
Current assets		
Cash and cash equivalents	$ 496	$ 451
Accounts receivable, net	928	896
Inventories, net	741	686
Other current assets	313	266
Total current assets	2,478	2,299
Property, plant and equipment, net	429	356
Goodwill	115	100
Prepaid pension cost	286	244
Deferred income taxes	630	617
Other assets	423	478
Total assets	$ 4,361	$ 4,094
Liabilities and stockholders' equity		
Current liabilities		
Short-term borrowings	$ 1	$ 4
Accounts payable	499	557
Payroll and benefits liabilities	175	125
Deferred service revenue and customer deposits	362	329
Other current liabilities	379	367
Total current liabilities	1,416	1,382
Long-term debt	10	11
Pension and indemnity plan liabilities	1,259	1,268
Postretirement and postemployment benefits liabilities	309	355
Income tax accruals	165	165
Environmental liabilities	244	279
Other liabilities	42	42
Total liabilities	3,445	3,502
Commitments and contingencies (Note 11)		
Stockholders' equity		
NCR stockholders' equity		
Preferred stock: par value $0.01 per share, 100.0 shares authorized, no shares issued and outstanding as of December 31, 2010 and December 31, 2009	—	—
Common stock: par value $0.01 per share, 500.0 shares authorized, 159.7 and 159.6 shares issued and outstanding as of December 31, 2010 and December 31, 2009, respectively	2	2
Paid-in capital	281	270
Retained earnings	1,935	1,801
Accumulated other comprehensive loss	(1,335)	(1,509)
Total NCR stockholders' equity	883	564
Noncontrolling interests in subsidiaries	33	28
Total stockholders' equity	916	592
Total liabilities and stockholders' equity	$ 4,361	$ 4,094

The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation

Consolidated Statements of Cash Flows

In millions

For the years ended December 31	2010	2009	2008
Operating activities			
Net income (loss)	**$ 137**	$ (30)	$ 227
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
(Income) loss from discontinued operations	**(23)**	91	21
Depreciation and amortization	**138**	128	114
Stock-based compensation expense	**21**	12	41
Excess tax benefit from stock-based compensation	**—**	—	(2)
Deferred income taxes	**(65)**	(80)	10
Gain on sale of property, plant and equipment	**(10)**	(12)	(30)
Impairment of equity investments	**14**	39	—
Changes in operating assets and liabilities:			
Receivables	**(26)**	27	249
Inventories	**(54)**	5	25
Current payables and accrued expenses	**(12)**	(28)	(56)
Deferred service revenue and customer deposits	**34**	18	(42)
Employee severance and pension	**80**	49	(43)
Other assets and liabilities	**8**	37	(74)
Net cash provided by operating activities	**242**	256	440
Investing activities			
Grant reimbursements from capital expenditures	**5**	9	—
Expenditures for property, plant and equipment	**(174)**	(121)	(75)
Proceeds from sales of property, plant and equipment	**39**	11	59
Additions to capitalized software	**(57)**	(61)	(63)
Other investing activities and business acquisitions, net	**(24)**	(41)	(65)
Net cash used in investing activities	**(211)**	(203)	(144)
Financing activities			
Repurchases of Company common stock	**(20)**	(1)	(494)
Excess tax benefit from stock-based compensation	**—**	—	2
Short-term borrowings, net	**(4)**	4	—
Repayment of senior unsecured notes	**—**	(300)	—
Repayment of long term debt	**(1)**	—	—
Payments on revolving credit facility	**(75)**	(30)	—
Borrowings on revolving credit facility	**75**	30	—
Proceeds from employee stock plans	**11**	9	17
Net cash used in financing activities	**(14)**	(288)	(475)
Cash flows from discontinued operations			
Net cash provided by (used in) operating activities	**21**	(33)	(44)
Effect of exchange rate changes on cash and cash equivalents	**7**	8	(18)
Increase (decrease) in cash and cash equivalents	**45**	(260)	(241)
Cash and cash equivalents at beginning of year	**451**	711	952
Cash and cash equivalents at end of year	**$ 496**	$ 451	$ 711
Supplemental data			
Cash paid during the year for:			
Income taxes	**$ 34**	$ 49	$ 108
Interest	**$ 2**	$ 10	$ 22

The accompanying notes are an integral part of the Consolidated Financial Statements.

NCR Corporation

Consolidated Statements of Changes in Stockholders' Equity

In millions

	NCR Stockholders						
	Common Stock		Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests in Subsidiaries	Total
	Shares	Amount					
December 31, 2007	**178**	**$ 2**	**$ 683**	**$1,608**	**$ (536)**	**$ 19**	**$ 1,776**
Comprehensive income (loss):							
Net income (loss)	—	—	—	228	—	(1)	227
Other comprehensive income (loss):							
Foreign currency translation	—	—	—	—	(201)	—	(201)
Unrealized gains (losses) from securities, net of tax benefit of $1	—	—	—	—	(7)	—	(7)
Cash flow hedging gains (losses), net of tax benefit of $0	—	—	—	—	(7)	—	(7)
Changes to unrecognized losses and prior service cost related to pension, postretirement and postemployment benefits, net of tax benefit of $477	—	—	—	—	(893)	—	(893)
Total other comprehensive income (loss)	—	—	—	—	(1,108)	—	(1,108)
Total comprehensive income (loss)	—	—	—	228	(1,108)	(1)	(881)
Spin-off of Teradata (Note 1)	—	—	—	(2)	—	—	(2)
Employee stock purchase and stock compensation plans	2	—	59	—	—	—	59
Repurchase of Company common stock	(22)	—	(494)	—	—	—	(494)
Increase in noncontrolling interests	—	—	—	—	—	7	7
December 31, 2008	**158**	**$ 2**	**$ 248**	**$1,834**	**$(1,644)**	**$ 25**	**$ 465**
Comprehensive income (loss):							
Net income (loss)	—	—	—	(33)	—	3	(30)
Other comprehensive income (loss):							
Foreign currency translation	—	—	—	—	28	—	28
Unrealized gains (losses) from securities, net of tax expense of $0	—	—	—	—	1	—	1
Cash flow hedging gains (losses), net of tax expense of $0	—	—	—	—	8	—	8
Changes to unrecognized losses and prior service cost related to pension, postretirement and postemployment benefits, net of tax expense of $110	—	—	—	—	98	—	98
Total other comprehensive income (loss)	—	—	—	—	135	—	135
Total comprehensive (loss) income	—	—	—	(33)	135	3	105
Employee stock purchase and stock compensation plans	2	—	23	—	—	—	23
Repurchase of Company common stock	—	—	(1)	—	—	—	(1)
December 31, 2009	**160**	**$ 2**	**$ 270**	**$1,801**	**$(1,509)**	**$ 28**	**$ 592**
Comprehensive income (loss):							
Net income (loss)	—	—	—	134	—	3	137
Other comprehensive income (loss):							
Foreign currency translation	—	—	—	—	30	2	32
Unrealized gains (losses) from securities, net of tax expense of $0	—	—	—	—	(1)	—	(1)
Cash flow hedging gains (losses), net of tax expense of $1	—	—	—	—	5	—	5
Changes to unrecognized losses and prior service cost related to pension, postretirement and postemployment benefits, net of tax expense of $27	—	—	—	—	140	—	140
Total other comprehensive income (loss)	—	—	—	—	174	2	176
Total comprehensive income (loss)	—	—	—	134	174	5	313
Employee stock purchase and stock compensation plans	2	—	31	—	—	—	31
Repurchase of Company common stock	(2)	—	(20)	—	—	—	(20)
December 31, 2010	**160**	**$ 2**	**$ 281**	**$1,935**	**$(1,335)**	**$ 33**	**$ 916**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Note 1 Description of Business and Significant Accounting Policies

Description of Business NCR Corporation (NCR or the Company, also referred to as "we," "us" or "our") and its subsidiaries provide innovative products and services that are designed specifically to enable NCR's customers to connect, interact and transact with their customers and enhance their customer relationships by addressing consumer demand for convenience, value and individual service. NCR's portfolio of self-service and assisted-service solutions serve customers in the financial services, retail and hospitality, healthcare, travel and gaming and entertainment industries and include automated teller machines (ATMs), self-service kiosks and point of sale devices as well as software application that can be used by consumers to enable them to interact with businesses from their computer or mobile device. NCR complements these product solutions by offering a complete portfolio of services to help customers design, deploy and support its technology tools, as well as offering services for third-party products.

NCR's solutions are built on a foundation of long-established industry knowledge and consulting expertise, value-added software and hardware technology, global customer support services, and a complete line of business consumables and specialty media products.

Discontinued Operations Income (loss) from discontinued operations, net of tax includes activity related to the Fox River environmental matter as well as the spin-off of the Teradata Data Warehousing (Teradata) business.

Fox River environmental matter In 2010, the Company revised its presentation of costs and insurance recoveries related to certain environmental obligations, including the Fox River matter, to classify those items as discontinued operations in the Consolidated Statement of Operations and Consolidated Statement of Cash Flows. Such costs and insurance recoveries were previously classified in other expense (income), net in the Consolidated Statement of Operations, and within cash flow from operating activities in the Consolidated Statement of Cash Flows. Presentation of these items as discontinued operations is appropriate because the environmental obligations arose at properties which the Company has divested, and is consistent with the guidance of the SEC, including SEC Staff Accounting Bulletin Topic 5Z(5), "Classification and Disclosure of Contingencies Relating to Discontinued Operations." The revised presentation has been applied for similar items in all periods presented. See Note 11, "Commitments and Contingencies" for additional information.

For the years ended December 31, 2009 and 2008, loss from discontinued operations, net of tax, related to the Fox River environmental matter of $91 million and $18 million, respectively, was previously reported as $143 million and $28 million included in other income (expense), net, respectively, and $52 million and $10 million was included in income tax expense (benefit), respectively. The revision in presentation did not change net income or net income per common share in either period. For the years ended December 31, 2009 and 2008, the cash flows from discontinued operations related to the Fox River environmental matter included $33 million and $25 million of cash used, respectively, which was previously included in net cash provided by operating activities.

For the year ended December, 31, 2010, income from discontinued operations of $31 million or $20 million, net of tax, was primarily due to the settlement of insurance claims with insurance carriers and net cash provided by discontinued operations was $21 million.

Spin-off of Teradata On September 30, 2007, NCR completed the spin-off of Teradata through the distribution of a tax-free stock dividend to its stockholders. The results of operations and cash flows of Teradata have been presented as a discontinued operation. There was no operating activity related to the spin-off of Teradata in 2010 and 2009. For the year ended December 31, 2010, $3 million was included in income from discontinued operations, net of tax, related to a favorable change in uncertain tax benefits attributable to Teradata. For the year ended December 31, 2008, $3 million was included in income (loss) from discontinued operations, which was comprised of $4 million of expenses related to professional and consulting fees directly associated with the spin-off of Teradata, net of $1 million income tax benefit recognized.

Evaluation of Subsequent Events The Company evaluated subsequent events through the date our Consolidated Financial Statements were issued. Except as described below, no matters were identified that required adjustment of the Consolidated Financial Statements or additional disclosure.

On January 1, 2011, NCR began management of its business on a line of business basis, changing from the previous model of geographic business segments. In accordance with accounting principles generally accepted in the United States (otherwise referred to as GAAP), the Company expects to report its results for line of business segments beginning in the first quarter of 2011. The new model is intended to align with our operational organization along lines of business, and is expected to improve profitability.

Out of Period Adjustments During 2009, the Company recorded adjustments to decrease product revenue by $10 million and cost of products by $7 million, which resulted in a net decrease in gross margin and net income of $3 million. The adjustments related to revenue incorrectly recorded during 2008 by the Company's Japanese subsidiary. Also during 2009, the Company recorded an adjustment to operating expenses to recognize additional employee benefits at its Italian subsidiary. These costs, which were incurred in 2007 and 2008, reduced 2009 net income by $3 million. The Company determined the impact of these errors was not material to the annual or interim financial statements of previous periods and the effect of correcting these errors in 2009 was not material to the 2009 annual or interim financial statements.

Basis of Consolidation The consolidated financial statements include the accounts of NCR and its majority-owned subsidiaries. Long-term investments in affiliated companies in which NCR owns between 20% and 50%, and therefore, exercises significant influence, but which it does not control, are accounted for using the equity method. Investments in which NCR does not exercise significant influence (generally, when NCR has an investment of less than 20% and no significant influence, such as representation on the investee's board of directors) are accounted for using the cost method. All significant inter-company transactions and accounts have been eliminated. In addition, the Company is required to determine whether it is the primary beneficiary of economic income or losses that may be generated by variable interest entities in which the Company has such an interest. In circumstances where the Company determined it is the primary beneficiary, consolidation of that entity would be required. For the periods presented, no variable interest entities have been consolidated.

Reclassifications Certain prior-period amounts have been reclassified in the accompanying Consolidated Financial Statements and Notes thereto in order to conform to the current period presentation. None of the reclassifications affected previously reported net income or net income per common share.

Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Revenue Recognition The Company records revenue, net of taxes, when it is realized, or realizable, and earned. The Company considers these criteria met when persuasive evidence of an arrangement exists, the products or services have been provided to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. For product sales, delivery is deemed to have occurred when the customer has assumed risk of loss of the goods sold and all performance obligations are complete. For services sales, revenue is recognized as the services are provided or ratably over the service period, or, if applicable, after customer acceptance of the services.

NCR frequently enters into multiple-element arrangements with its customers including hardware, software, professional consulting services and maintenance support services. For arrangements involving multiple deliverables, where the delivered items have stand-alone value, verifiable objective evidence of selling price exists for the undelivered items, and the customer has no general right of return, NCR separates the deliverables and allocates the total arrangement consideration among the units of accounting. Each unit of accounting is then accounted for under the applicable revenue recognition guidance.

In situations where NCR's solutions contain software that is more than incidental to the hardware and services, revenue related to the software and software-related elements is supported by vendor-specific objective evidence (VSOE). VSOE of selling price is established by the price charged when each element is sold separately. In situations where there is appropriate evidence for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement's consideration. Under the residual method, the selling price of undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and recognized as revenue.

NCR's customers may request that delivery and passage of title and risk of loss occur on a bill and hold basis. For the years ended December 31, 2010, 2009 and 2008, the revenue recognized from bill and hold transactions approximated 1% or less of total revenue.

In addition to the standard product warranty, the Company periodically offers extended warranties to its customers in the form of product maintenance services. For contracts that are not separately priced but include product maintenance, the Company defers revenue at an amount equal to the selling price, based on objective and reliable evidence and recognizes the deferred revenue over the service term. For separately priced product maintenance contracts, NCR defers the stated amount of the separately priced contract and recognizes the deferred revenue ratably over the service term.

Net revenue from DVD movie rentals is recognized on a ratable basis during the term of a consumer's rental transaction. Revenue from a direct sale out of the kiosk of previously rented movies is recognized at the time of sale. On rental transactions for which the related DVDs have not yet been returned to the kiosk at month-end, revenue is recognized with a corresponding receivable recorded in the Consolidated Balance Sheet, net of a reserve for potentially uncollectible amounts. We record revenue net of refunds and applicable sales taxes collected from consumers.

Shipping and Handling Costs related to shipping and handling are included in cost of products in the Consolidated Statements of Operations.

Cash and Cash Equivalents All short-term, highly liquid investments having original maturities of three months or less, including time deposits, are considered to be cash equivalents.

Allowance for Doubtful Accounts NCR establishes provisions for doubtful accounts using percentages of accounts receivable balances to reflect historical average credit losses and specific provisions for known issues.

Inventories Inventories are stated at the lower of cost or market, using the average cost method. Cost includes materials, labor and manufacturing overhead related to the purchase and production of inventories. Service parts are included in inventories and include reworkable and non-reworkable service parts. The Company regularly reviews inventory quantities on hand, future purchase commitments with suppliers and the estimated utility of inventory. If the review indicates a reduction in utility below carrying value, inventory is reduced to a new cost basis. Excess and obsolete reserves are established based on forecasted usage, orders, technological obsolescence and inventory aging.

Long-Lived Assets

Capitalized Software Certain direct development costs associated with internal-use software are capitalized within other assets and amortized over the estimated useful lives of the resulting software. NCR typically amortizes capitalized internal-use software on a straight-line basis over four years beginning when the asset is substantially ready for use, as this is considered to approximate the usage pattern of the software.

Costs incurred for the development of software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established. These costs are included within other assets and are amortized over the estimated useful lives of the resulting software. The Company amortizes capitalized software on a sum-of- the-years' digits basis over three years beginning when the product is available for general release, as this approximates the sales pattern of the software. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility or after general release are expensed as incurred. The following table identifies the activity relating to total capitalized software:

In millions	2010	2009	2008
Beginning balance as of January 1	**$102**	$ 92	$ 75
Capitalization	**57**	61	63
Amortization	**(52)**	(51)	(46)
Ending balance as of December 31	**$107**	$102	$ 92

Goodwill and Other Intangible Assets Goodwill represents the excess of purchase price over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is tested annually for impairment or more frequently if certain events occur indicating that the carrying value of goodwill may be impaired. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include a decline in expected cash flows, a significant adverse change in legal factors or in the business climate, unanticipated competition, or slower growth rates, among others.

Goodwill is evaluated for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment. NCR has three reporting units which are: Americas; Europe, Middle East and Africa (EMEA); and Asia Pacific and Japan (APJ). Total goodwill for each reporting unit is as follows: $55 million related to Americas, $33 million related to EMEA and $27 million related to APJ.

NCR's annual impairment test is performed during the fourth quarter. The evaluation of impairment involves comparing the current fair value of each reporting unit to its carrying value, including goodwill. NCR uses a discounted cash flow model (DCF model) to estimate the current fair value of its reporting units when testing for impairment. A number of significant assumptions and estimates are involved in the application of the DCF model to forecast operating cash flows, including markets and market shares, sales volumes and prices, costs to produce, tax rates, capital spending, discount rates and working capital changes. Most of these assumptions vary among reporting units. The cash flow forecasts are generally based on approved strategic operating plans.

In the event the estimated fair value of a reporting unit based on the DCF model is less than the carrying value, an additional analysis would be required. The additional analysis would compare the carrying value of the reporting unit's goodwill with the implied fair value of that goodwill. The implied fair value of goodwill is the excess of the fair value of the reporting unit over the fair value amounts assigned to all of the assets and liabilities of that unit as if the reporting unit was acquired in a business combination and the fair value of the reporting unit represented the purchase price. If the carrying value of goodwill exceeds its implied fair value, an impairment loss equal to such excess would be recognized.

Acquired intangible assets other than goodwill are amortized over their estimated useful lives unless the lives are determined to be indefinite. Acquired intangible assets are carried at cost, less accumulated amortization. For intangible assets purchased in a business combination, the estimated fair values of the assets received are used to establish the carrying value. The fair value of acquired intangible assets is determined using common techniques, and the Company employs assumptions developed using the perspective of a market participant.

Property, Plant and Equipment Property, plant and equipment, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets primarily on a straight-line basis. Machinery and other equipment are depreciated over 3 to 20 years and buildings over 25 to 45 years. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter. Assets classified as held for sale are not depreciated. Upon retirement or disposition of property, plant and equipment, the related cost and accumulated depreciation or amortization are removed from the Company's accounts, and a gain or loss is recorded. Depreciation expense related to property, plant and equipment was $77 million, $68 million, and $58 million for the years ended December 31, 2010, 2009, and 2008, respectively.

Valuation of Long-Lived Assets Long-lived assets such as property, plant and equipment, and software are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable in the period in which the held for sale criteria is met. This analysis consists of comparing the asset's carrying value to the expected future cash flows to be generated from the asset on an undiscounted basis. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. Long-lived assets are reviewed for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified.

Warranty and Sales Returns Provisions for product warranties and sales returns and allowances are recorded in the period in which NCR becomes obligated to honor the related right, which generally is the period in which the related product revenue is recognized. The Company accrues warranty reserves based upon historical factors such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. When a sale is consummated, a warranty reserve is recorded based upon the estimated cost to provide the service over the warranty period. The Company accrues sales returns and allowances using percentages of revenue to reflect the Company's historical average of sales return claims.

Research and Development Costs Research and development costs primarily include payroll and benefit-related costs, contractor fees, facilities costs, infrastructure costs, and administrative expenses directly related to research and development support and are expensed as incurred, except certain software development costs capitalized after technological feasibility of the software is established.

Leases The Company accounts for material escalation clauses, free or reduced rents and landlord incentives contained in operating type leases on a straight-line basis over the lease term, including any reasonably assured lease renewals. For leasehold improvements that are funded by the landlord, the Company records the incentive as deferred rent. The deferred rent is then amortized as reductions to lease expense over the lease term.

For capital leases where NCR is the lessee, it records an amortizable debt and a related fixed asset in the Consolidated Balance Sheet.

Pension, Postretirement and Postemployment Benefits NCR has significant pension, postretirement and postemployment benefit costs, which are developed from actuarial valuations. Actuarial assumptions are established to anticipate future events and are used in calculating the expense and liabilities relating to these plans. These factors include assumptions the Company makes about interest rates, expected investment return on plan assets, rate of increase in healthcare costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, NCR also uses subjective factors, such as withdrawal rates and mortality rates to develop the Company's valuations. NCR generally reviews and updates these assumptions on an annual basis. NCR is required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that NCR uses may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension, postretirement or postemployment benefits expense, and the related assets and liabilities, the Company has recorded or may record.

Foreign Currency For many NCR international operations, the local currency is designated as the functional currency. Accordingly, assets and liabilities are translated into U.S. Dollars at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Currency translation adjustments from local functional currency countries resulting from fluctuations in exchange rates are recorded in other comprehensive income. Where the U.S. Dollar is the functional currency, translation adjustments are recorded in other income and expense.

Derivative Instruments In the normal course of business, NCR enters into various financial instruments, including derivative financial instruments. The Company accounts for derivatives as either assets or liabilities in the Consolidated Balance Sheets at fair value and recognizes the resulting gains or losses as adjustments to earnings or other comprehensive income. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. Hedging activities are transacted only with highly rated institutions, reducing exposure to credit risk in the event of nonperformance. Additionally, the Company completes assessments related to the risk of counterparty nonperformance on a regular basis.

The accounting for changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, the Company has designated the hedging instrument, based on the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. For derivative instruments designated as fair value hedges, the effective portion of the hedge is recorded as an offset to the change in the fair value of the hedged item, and the ineffective portion of the hedge, if any, is recorded in the Consolidated Statement of Operations. For derivative instruments designated as cash flow hedges and determined to be highly effective, the gains or losses are deferred in other comprehensive income and recognized in the determination of income as adjustments of carrying amounts when the underlying hedged transaction is realized, canceled or otherwise terminated. When hedging certain foreign currency transactions of a long-term investment nature (net investments in foreign operations) gains and losses are recorded in the currency translation adjustment component of accumulated other comprehensive income (loss). Gains and losses on foreign exchange contracts that are not used to hedge currency transactions of a long-term investment nature, or that are not designated as cash flow or fair value hedges, are recognized in other income or expense as exchange rates change.

Fair Value of Assets and Liabilities Fair value is defined as an exit price, representing an amount that would be received to sell an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the guidance prioritizes the inputs used to measure fair value into the following three-tier fair value hierarchy:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities
- Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly
- Level 3: Unobservable inputs for which there is little or no market data

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on a quarterly basis. Changes to the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

NCR measures its financial assets and financial liabilities at fair value based on one or more of the following three valuation techniques:

- Market approach: Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- Cost approach: Amount that would be required to replace the service capacity of an asset (replacement cost).
- Income approach: Techniques to convert future amounts to a single present amount based upon market expectations (including present value techniques, option pricing and excess earnings models).

We regularly review our investments to determine whether a decline in fair value, if any, below the cost basis is other than temporary. If the decline in the fair value is determined to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statement of Operations. For qualifying investments in debt or equity securities, a temporary impairment charge would be recognized in other comprehensive income (loss).

Environmental and Legal Contingencies In the normal course of business, NCR is subject to various proceedings, lawsuits, claims and other matters, including, for example, those that relate to the environment and health and safety, employee benefits, import/export compliance, intellectual property, data privacy, product liability, commercial disputes and regulatory compliance, among others. Additionally, NCR is subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, environmental safety and the discharge of materials into the environment, product safety import and export compliance, data privacy and security, antitrust and competition, government contracting, anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, taxation requirements, and federal securities laws among others, may create a substantial burden on, and substantially increase the costs to NCR or could have an impact on NCR's future operating results. NCR believes that the amounts provided in its consolidated financial statements are adequate in light of the probable and estimable liabilities. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including the Fox River environmental matter discussed in Note 11, "Commitments and Contingencies," and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's consolidated financial statements or will not have a material adverse effect on the Company's consolidated results of operations, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2010 cannot currently be reasonably determined or are not currently considered probable.

Legal costs related to loss contingencies are typically expensed as incurred, except for certain costs associated with NCR's environmental remediation obligations. Costs and fees associated with litigating the extent and type of required remedial actions and the allocation of remediation costs among potentially responsible parties are typically included in the measurement of the environmental remediation liabilities.

Advertising Advertising costs are recognized in selling, general and administrative expenses when incurred.

Income Taxes Income tax expense is provided based on income before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are determined based on the enacted tax rates expected to apply in the periods in which the deferred assets or liabilities are expected to be settled or realized. NCR records valuation allowances related to its deferred income tax assets when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being sustained upon examination by authorities. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law and until such time that the related tax benefits are recognized.

Earnings Per Share Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the reported period. The calculation of diluted earnings per share is similar to basic earnings per share, except that the weighted average number of shares outstanding includes the dilution from potential shares resulting from stock options and restricted stock awards. When calculating diluted earnings per share, the Company includes the potential windfall or shortfall tax benefits as well as average unrecognized compensation expense as part of the assumed proceeds from exercises of stock options. The Company uses the tax law ordering approach to determine the potential utilization of windfall benefits. The holders of unvested restricted stock awards do not have nonforfeitable rights to dividends or dividend equivalents and therefore, such unvested awards do not qualify as participating securities. See Note 8, "Employee Stock Compensation Plans," for share information on NCR's stock compensation plans.

The components of basic and diluted earnings per share attributable to NCR common stockholders are as follows (in millions, except earnings per share) for the years ended December 31:

	2010	2009	2008
Income from continuing operations	**$ 111**	$ 58	$ 249
Income (loss) from discontinued operations, net of tax	**23**	(91)	(21)
Net income (loss) attributable to NCR common stockholders	**$ 134**	$ (33)	$ 228
Weighted average outstanding shares of common stock	**159.8**	158.9	165.3
Dilutive effect of employee stock options and restricted stock	**1.4**	1.2	2.6
Common stock and common stock equivalents	**161.2**	160.1	167.9
Basic earnings (loss) per share:			
From continuing operations	**$ 0.69**	$ 0.37	$ 1.51
From discontinued operations	**0.15**	(0.58)	(0.13)
Total basic earnings (loss) per share	**$ 0.84**	$ (0.21)	$ 1.38
Diluted earnings (loss) per share:			
From continuing operations	**$ 0.69**	$ 0.36	$ 1.48
From discontinued operations	**0.14**	(0.57)	(0.12)
Total diluted earnings (loss) per share	**$ 0.83**	$ (0.21)	$ 1.36

Options to purchase 5.6 million, 7.0 million and 7.2 million shares of common stock for 2010, 2009 and 2008, respectively, were outstanding but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would have been anti-dilutive.

Stock Compensation Stock-based compensation represents the costs related to share-based awards granted to employees and non-employee directors. For all periods presented, the Company's outstanding stock-based compensation awards are classified as equity except for certain awards granted to non-employee directors. The Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award and recognizes the cost on a straight-line basis (net of estimated forfeitures) over the requisite service period. See Note 8, "Employee Stock Compensation Plans," for more information on NCR's stock-based compensation plans.

Recently Issued Accounting Pronouncements

In September 2009, the FASB ratified the final consensus reached by the Emerging Issues Task Force (EITF) that revised the authoritative guidance for revenue arrangements with multiple deliverables. The guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how the arrangement consideration should be allocated among the separate units of accounting. NCR is adopting this guidance effective January 1, 2011 and will apply it prospectively for new or materially modified arrangements. Under the consensus adopted by the EITF, use of the residual method, which the Company applies to many of its customer arrangements, will no longer be permitted. The new guidance will require the Company to use its best estimate of a deliverable's selling price whenever it lacks objective evidence. The result of this change is that any discount in a customer arrangement which previously would have been allocated to delivered items, will instead be allocated on a relative fair value basis among all the deliverables. Management does not anticipate that the adoption of the guidance will have a material impact on its consolidated financial statements.

In September 2009, the FASB also ratified the final consensus reached by the EITF that modifies the scope of the software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. NCR is adopting this guidance effective January 1, 2011 and will apply it prospectively for new or materially modified arrangements. Management does not anticipate that the adoption of the guidance will have a material impact on its consolidated financial statements.

Note 2 Supplemental Financial Information (in millions)

For the years ended December 31	2010	2009	2008
Other (income) expense, net			
Interest income	**$ (5)**	$ (6)	$ (23)
Impairment of an investment (Note 14)	**14**	24	—
Other, net	**2**	13	7
Total other (income) expense, net	**$11**	$ 31	$ (16)

At December 31	2010	2009
Accounts Receivable		
Trade	**$ 878**	$ 867
Other	**63**	53
Accounts Receivable, gross	**941**	920
Less: allowance for doubtful accounts	**(13)**	(24)
Total accounts receivable, net	**$ 928**	$ 896
Inventories		
Work in process and raw materials, net	**$ 143**	$ 118
Finished goods, net	**180**	167
Service parts, net	**418**	401
Total inventories, net	**$ 741**	$ 686
Other current assets		
Current deferred tax assets	**$ 125**	$ 104
Other	**188**	162
Total other current assets	**$ 313**	$ 266
Property, plant and equipment		
Land and improvements	**$ 43**	$ 40
Buildings and improvements	**234**	275
Machinery and other equipment	**818**	695
Property, plant and equipment, gross	**1,095**	1,010
Less: accumulated depreciation	**(666)**	(654)
Total property, plant and equipment, net	**$ 429**	$ 356
Accumulated other comprehensive loss, net of tax		
Currency translation adjustments	**$ (54)**	$ (84)
Unrealized gain on securities	**2**	3
Unrealized gain on derivatives	**5**	—
Actuarial losses and prior service costs on employee benefit plans	**(1,288)**	(1,428)
Total accumulated other comprehensive loss	**$(1,335)**	$(1,509)

Note 3 Restructuring and Real Estate Transactions

Organizational Realignment In the second quarter of 2008, NCR commenced a global realignment initiative to reduce redundancies and process inefficiencies to become more customer-focused and market-driven. This initiative addressed legacy process inefficiencies and unbalanced resource allocation by focusing on organizational design, process re-engineering and business process outsourcing. The initiative resulted in reductions in employment and productivity improvements, while freeing up funds to invest in growth programs.

As a result of this initiative, the Company recorded a total of $57 million in employee severance and other termination costs in 2008. Of these costs, $5 million was recorded as cost of products, $31 million was recorded as cost of services, $16 million was recorded as selling, general and administrative expense and the remaining $5 million was recorded as research and development expense. Of the $57 million total expense recognized in 2008, $40 million was recorded as a discrete postemployment benefit cost.

The realignment activities and the associated costs recognized during 2008 for approximately 900 employee terminations related to each of our reportable segments of Americas, EMEA and APJ.

As of December 31, 2009, there was a related remaining accrued liability of $1 million. The organizational realignment was complete as of June 30, 2010 and the remaining accrued liability was reversed.

The actions taken generated annualized savings of approximately $40 million. The Company continues to identify additional opportunities focusing on organizational design, process re-engineering and business process outsourcing as part of our continuous improvement process.

Real Estate Transactions During the year ended December 31, 2010, the Company recognized $10 million in gains from the sale of real estate in the Consolidated Statement of Operations which were recorded as a reduction to selling, general and administrative expenses, which includes $3 million of gains previously deferred. The net proceeds of $39 million from these sales were recorded in investing activities and the net gains are recorded in operating activities in the Consolidated Statement of Cash Flows.

During the year ended December 31, 2009, the Company recognized $12 million in gains from the sale of real estate in the Consolidated Statement of Operations which were recorded as a reduction to selling, general and administrative expenses, which includes $3 million of gains previously deferred. The net proceeds of $11 million from these sales were recorded in investing activities and the net gains are recorded in operating activities in the Consolidated Statement of Cash Flows.

During the year ended December 31, 2008, the Company recognized $30 million in gains from the sale of real estate in the Consolidated Statement of Operations, which includes $3 million of gains previously deferred. The net proceeds of $52 million from these sales were recorded in investing activities and the net gains are recorded in operating activities in the Consolidated Statement of Cash Flows. Of the total gains recognized, $23 million related to the sale of properties in Canada which were recorded as a reduction to selling, general, and administrative expenses in the Consolidated Statement of Operations.

During the fourth quarter of 2002, in connection with announced restructuring efforts, NCR's management approved a real estate consolidation and restructuring plan designed to accelerate the Company's re-engineering strategies. A pre-tax restructuring cost of $16 million was recorded in the fourth quarter of 2002 to provide for contractual lease termination costs. The remaining lease obligations will expire over various dates through 2015. The Company reviews this reserve on a quarterly basis to determine whether the reserve is adequate based on current market conditions. The balance of this liability at December 31, 2010 and 2009 was $3 million. During 2010, the reserve decreased due to ongoing lease payments, which was offset by an increase due to a change in estimated sublease income based on current market conditions.

Note 4 Business Combinations and Investments

During 2010, the Company completed one acquisition and several strategic investments, for total cash consideration of approximately $24 million. In 2009, NCR completed two acquisitions and acquired the remaining 80.4% interest in an equity investment, for total cash consideration of $41 million. In 2008, the Company completed several strategic investments and acquisitions and acquired the remaining 3% minority interest in one of our subsidiaries, for a total cost of approximately $65 million. A description of each acquisition and investment, all of which were paid primarily in cash, is as follows:

2010 Acquisitions and Investments

- 1% minority investment in ViVOtech Inc. on March 18, 2010, bringing the Company's total investment in ViVOtech Inc. to 6%. This additional investment was recorded as a cost method investment.
- 17% minority investment in Document Capture Technologies Inc. (DCT), a provider of imaging technology solutions on August 5, 2010. DCT's product is designed to facilitate the way information is stored, shared and managed for business and personal use. The Company recorded this transaction as an equity method investment.
- 8% minority investment in MOD Systems Inc. on August 20, 2010, bringing the Company's total investment in MOD Systems Inc. to 16%. Of this additional investment, 5% was recorded as an equity method investment and 3% was recorded as a cost method investment.
- Acquisition of Mobiqa Limited on October 15, 2010, to enhance NCR's self-service portfolio by incorporating mobile content optimization into the Company's products.

2009 Acquisitions and Investments

- Acquisition of the remaining 80.4% interest in TNR Holdings Corporation (TNR) on April 21, 2009 which provided the Company with access to additional markets for its DVD kiosks and enhanced kiosk technologies.
- Acquisition of Netkey, Inc. on October 31, 2009, to extend NCR's self-service portfolio into the digital media merchandising market.
- Acquisition of DVDPlay on December 8, 2009, to extend NCR's self-service portfolio in the entertainment line of business by increasing our DVD kiosk installations and enabling expansion into new markets.

2008 Acquisitions and Investments

- Acquisition of Ambient Partners, LLC on April 18, 2008, to extend NCR's self-service portfolio into the digital media merchandising market.
- 10% minority investment and exclusive licensing agreement with e-Play, LLC on June 17, 2008 to add bare-disc technology to NCR's existing global self-service technology portfolio. The Company recorded this transaction as a cost method investment.
- 19.6% minority investment and exclusive supply and services agreements with TNR, an operator of movie rental kiosks, on July 28, 2008. The Company recorded this transaction as an equity method investment.
- Acquisition of NCI Ltd. (NCI), a United Kingdom-based company on August 19, 2008. NCI is a leading provider of teller connectivity software used by financial institutions.
- 8% minority investment in MOD Systems, Inc., a leading provider of digital media delivery systems on October 17, 2008. MOD Systems' technology is designed to offer consumers one of the fastest, most convenient ways to access high-quality digital entertainment. The Company recorded this transaction as a cost method investment.

In 2010, goodwill recognized in the acquisition was $14 million, none of which is expected to be deductible for tax purposes. In 2009, goodwill recognized in these transactions amounted to $15 million, of which, $11 million is expected to be fully deductible for tax purposes. In 2008, goodwill recognized was $19 million, of which, $2 million is expected to be fully deductible for tax purposes.

As a result of the acquisition in 2010, NCR recorded $2 million related to identifiable intangible assets consisting primarily of proprietary technology and customer relationships, which have a weighted-average amortization period of 3.9 years. In connection with business combinations in 2009, the Company recorded $16 million for identifiable intangible assets for intellectual property associated with software, customer contracts and trade names, which have a weighted-average amortization period of 3.8 years. As a result of the acquisitions in 2008, NCR recorded $3 million related to identifiable intangible assets consisting primarily of intellectual property associated with software and hardware as well as non-compete arrangements which have a weighted-average amortization period of approximately 3 years.

The operating results of these businesses have been included within NCR's results as of the respective closing dates of the acquisitions. The pro forma disclosures are not being provided because the impact of the acquisitions, both individually and in the aggregate, are not considered material to the periods in which they occurred. The purchase prices of these businesses, reported in other investing activities and business acquisitions, net in the Consolidated Statements of Cash Flows, have been allocated based on the estimated fair value of net tangible and intangible assets acquired, with any excess recorded as goodwill.

Note 5 Goodwill and Other Identifiable Intangible Assets

The carrying amounts of goodwill by segment as of December 31, 2010 and 2009 are as follows:

	January 1, 2010					December 31, 2010		
In millions	Goodwill	Accumulated Impairment Losses	Total	Additions	Foreign Currency Translation Adjustment	Goodwill	Accumulated Impairment Losses	Total
Americas	$ 50	$ (3)	$ 47	$ 8	$—	$ 58	$ (3)	$ 55
EMEA	28	—	28	5	—	33	—	33
APJ	25	—	25	1	1	27	—	27
Total	$103	$ (3)	$100	$ 14	$ 1	$118	$ (3)	$115

	January 1, 2009					December 31, 2009		
In millions	Goodwill	Accumulated Impairment Losses	Total	Additions	Foreign Currency Translation Adjustment	Goodwill	Accumulated Impairment Losses	Total
Americas	$ 35	$ (3)	$ 32	$ 15	$—	$ 50	$ (3)	$ 47
EMEA	27	—	27	—	1	28	—	28
APJ	25	—	25	—	—	25	—	25
Total	$ 87	$ (3)	$ 84	$ 15	$ 1	$103	$ (3)	$100

NCR's identifiable intangible assets, reported in other assets in the Consolidated Balance Sheets, were specifically identified when acquired, and are deemed to have finite lives. The gross carrying amount and accumulated amortization for NCR's identifiable intangible assets were as follows:

		December 31, 2010		December 31, 2009	
In millions	Original Amortization Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Identifiable intangible assets					
Non-compete arrangements	3 - 5	$ 6	$ (6)	$ 5	$ (5)
Intellectual property	1 - 5	66	(51)	65	(43)
Total identifiable intangible assets		$72	$(57)	$70	$(48)

The increase in the gross carrying amount is primarily due to the acquisitions detailed in Note 4, "Business Combinations and Investments."

The aggregate amortization expense (actual and estimated) for identifiable intangible assets for the following periods is:

In millions	December 31, 2010	For the years ended December 31 (estimated) 2011	2012	2013	2014	2015
Amortization Expense	$9	$5	$4	$3	$3	$—

Note 6 Debt Obligations

As of December 31, 2010, the Company's long term debt was $10 million. The Company's long-term debt mainly consists of $5 million in notes payable and $4 million related to the capital lease obligation described below as the Industrial Revenue Bond. The $5 million notes payable matures in 2020 and bears interest at a rate of 9.49% per annum.

During the second quarter of 2009, at their maturity date, the Company repaid the $300 million of senior unsecured notes, which had previously been classified as short-term debt on the Consolidated Balance Sheet.

Industrial Revenue Bond—During the third quarter of 2009, NCR entered into a transaction with the Development Authority of Columbus, Georgia (the Development Authority). The transaction resulted in the issuance of approximately $5 million in taxable revenue bonds by the Development Authority. The Development Authority used the proceeds to purchase a manufacturing facility consisting of a building and fixtures. NCR and the Development Authority entered into a lease agreement, whose terms provide NCR with a ten year lease of the facility for manufacturing purposes. Under the terms of the lease agreement, the rental payments made by NCR will be utilized by the Development Authority to repay the principal and interest (at a rate of 5%) of the bonds and NCR will have the option of acquiring the facility for a nominal amount at the end of the lease term. Based on the terms of the lease agreement, the transaction was accounted for as a capital lease, which resulted in the capitalization of the purchase price of the facility as an asset and recording of the capital lease obligation as long-term debt on NCR's Consolidated Balance Sheet.

Revolving Credit Facility—On August 6, 2007, the Company amended and renewed its $500 million, five-year unsecured revolving credit facility to update certain terms and conditions. This replacement facility contains certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such facilities. NCR was in compliance with these covenants as of December 31, 2010. The key financial covenants include a total debt to consolidated EBITDA requirement for the period of four consecutive fiscal quarters not to exceed 3.00 to 1.00 and a minimum cash interest coverage ratio for the period of four consecutive fiscal quarters of not less than 4.00 to 1.00. The credit facility provides a grid-based interest rate that determines the margin charged in addition to the London Interbank Offered Rate (LIBOR) on borrowings. The rate is based on several factors including the credit rating of the Company and the amount of the Company's aggregate borrowings under the facility. As of December 31, 2010, LIBOR margin would have been 42.5 basis points. Additionally, the facility allows a portion of the availability to be used for outstanding letters of credit. As of December 31, 2010 and 2009, no amount was outstanding under the facility; however, the maximum borrowing available was reduced by $21 million for NCR's usage of letters of credit.

Fair Value of Debt—The fair value of debt is based on a discounted cash flow model that incorporates a market yield curve based on the Company's credit rating with adjustments for duration. As of December 31, 2010 and 2009, the fair value of debt was $13 million and $16 million, respectively. The decrease in the fair value of debt was primarily due to the repayment of short-term debt during 2010.

Note 7 Income Taxes

For the years ended December 31, income from continuing operations before income taxes consisted of the following:

In millions	2010	2009	2008
(Loss) income before income taxes			
United States	**$(109)**	$(172)	$108
Foreign	**195**	228	208
Total income from continuing operations before income taxes	**$ 86**	$ 56	$316

For the years ended December 31, income tax (benefit) expense consisted of the following:

In millions	2010	2009	2008
Income tax (benefit) expense			
Current			
Federal	**$ (8)**	$ 1	$(15)
State	**1**	7	(1)
Foreign	**44**	67	74
Deferred			
Federal	**(25)**	(52)	35
State	**(1)**	(6)	1
Foreign	**(39)**	(22)	(26)
Total income tax (benefit) expense	**$(28)**	$ (5)	$ 68

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

In millions	2010	2009	2008
Income tax (benefit) expense at the U.S. federal tax rate of 35%	**$ 30**	$ 20	$111
Foreign income tax differential	**(23)**	(33)	(42)
U.S. permanent book/tax differences	**2**	(1)	1
Tax audit settlements	**—**	—	(19)
Change in liability for unrecognized tax benefits	**4**	11	18
Japan valuation allowance release	**(40)**	—	—
Other, net	**(1)**	(2)	(1)
Total income tax (benefit) expense	**$(28)**	$ (5)	$ 68

NCR's tax provisions include a provision for income taxes in certain tax jurisdictions where its subsidiaries are profitable, but reflect only a portion of the tax benefits related to certain foreign subsidiaries' tax losses due to the uncertainty of the ultimate realization of future benefits from these losses. The 2010 tax benefit was favorably impacted by the release of a $40 million valuation allowance in the third quarter of 2010 that is no longer required on specific deferred tax assets in NCR's subsidiary in Japan and by the mix of taxable profits and losses by country. The 2009 tax benefit was favorably impacted by the non-proportional benefit of the impairment charges incurred in the United States and by the mix of taxable profits and losses by country. During 2008, we favorably settled examinations with the Internal Revenue Service (IRS) for the tax years of 2000 through 2006 that resulted in a $19 million tax benefit. In addition, income tax expense was benefited in 2008 by $26 million from the repatriation of earnings from international subsidiaries at an effective tax rate lower than previously estimated.

Deferred income tax assets and liabilities included in the Consolidated Balance Sheets as of December 31 were as follows:

In millions	2010	2009
Deferred income tax assets		
Employee pensions and other benefits	**$ 540**	$ 550
Other balance sheet reserves and allowances	**170**	160
Tax loss and credit carryforwards	**341**	429
Capitalized research and development	**57**	59
Property, plant and equipment	**23**	27
Other	**47**	43
Total deferred income tax assets	**1,178**	1,268
Valuation allowance	**(410)**	(528)
Net deferred income tax assets	**768**	740
Deferred income tax liabilities		
Capitalized software	**11**	12
Other	**7**	7
Total deferred income tax liabilities	**18**	19
Total net deferred income tax assets	**$ 750**	$ 721

NCR recorded valuation allowances related to certain deferred income tax assets due to the uncertainty of the ultimate realization of the future benefits from those assets. The valuation allowances cover deferred tax assets, primarily tax loss carryforwards, in tax jurisdictions where there is uncertainty as to the ultimate realization of a benefit from those tax losses. At December 31, 2010, our net deferred tax assets in the United States totaled approximately $597 million and realization of the related benefits was determined to be more likely than not. As of December 31, 2010, NCR had U.S. federal and foreign tax attribute carryforwards of approximately $925 million. The tax attribute carryforwards, subject to expiration, expire in the years 2011 through 2030.

The aggregate changes in the balance of our gross unrecognized tax benefits were as follows for the years ended December 31:

In millions	2010	2009
Gross unrecognized tax benefits—January 1	**$288**	$287
Increases related to tax positions from prior years	**16**	17
Decreases related to tax positions from prior years	**(23)**	(49)
Increases related to tax positions taken during the current year	**30**	55
Settlements with tax authorities	**(11)**	(2)
Lapses of statutes of limitation	**(15)**	(20)
Total gross unrecognized tax benefits—December 31	**$285**	$288

Of the total amount of gross unrecognized tax benefits as of December 31, 2010 up to $137 million would affect NCR's effective tax rate if realized. The Company's liability arising from uncertain tax positions is recorded in income tax accruals in the Consolidated Balance Sheet.

We recognized interest and penalties associated with uncertain tax positions as part of the provision for income taxes in our Consolidated Statements of Operations of $9 million of benefit, $6 million of expense, and $4 million of expense for the years ended December 31, 2010, 2009, and 2008, respectively. The gross amount of interest and penalties accrued as of December 31, 2010 and 2009 was $60 million and $68 million, respectively.

In the U.S., NCR files consolidated federal and state income tax returns where statutes of limitations generally range from three to five years. Although the Company resolved examinations for the tax years of 2000 through 2006 with the IRS in 2008, U.S. federal tax years are open from 2006 forward. In 2009, the IRS commenced an examination of our 2007 and 2008 income tax returns which is still ongoing. NCR and its subsidiaries also file income tax returns in international jurisdictions where statutes of limitations generally range from three to five years. Years beginning after 1996 are still open to examination by certain foreign taxing authorities, including several major taxing jurisdictions. In Japan, we are open to examination from 2001 onward. In Canada, we are open to examination from 1997 onward. During 2011, the Company expects to resolve certain Canadian tax matters related to 1997 through 2001. The settlement for these tax years could have a material impact on the effective tax rate and unrecognized tax benefits in 2011. Other than the Canada examination settlement, the Company does not expect any significant changes in unrecognized tax benefits in 2011.

NCR did not provide for U.S. federal income taxes or foreign withholding taxes in 2010 on approximately $1 billion of undistributed earnings of its foreign subsidiaries as such earnings are intended to be reinvested indefinitely. Quantification of the deferred tax liability, if any, associated with these undistributed earnings is not practicable.

See the Consolidated Statements of Changes in Stockholders' Equity for details of the tax effects on the components of other comprehensive income and Note 9, "Employee Benefit Plans."

Note 8 Employee Stock Compensation Plans

The Company recognizes all share-based payments, including grants of stock options, as compensation expense in the financial statements based on their fair value.

As of December 31, 2010, the Company's primary types of share-based compensation were stock options and restricted stock. The Company recorded stock-based compensation expense, the components of which are further described below, for the years ended December 31 as follows:

In millions	2010	2009	2008
Stock options	**$ 6**	$14	$ 17
Restricted stock	**15**	(2)	24
Total stock-based compensation (pre-tax)	**21**	12	41
Tax benefit	**(7)**	(3)	(12)
Total stock-based compensation (net of tax)	**$14**	$ 9	$ 29

Stock-based compensation expense for the years ended December 31, 2010, 2009, and 2008 was computed using the fair value of options as calculated using the Black-Scholes option-pricing model. The weighted average fair value of options granted was $5.49 per share in 2010, $4.78 per share in 2009, and $7.11 per share in 2008 and was estimated based on the following weighted average assumptions:

	2010	2009	2008
Dividend yield	**—**	—	—
Risk-free interest rate	**2.27%**	1.98%	2.49%
Expected volatility	**46.8%**	44.1%	33.1%
Expected holding period (years)	**4.8**	5.0	5.1

Expected volatility incorporates a blend of both historical volatility of the Company's stock over a period equal to the expected term of the options and implied volatility from traded options on the Company's stock, as management believes this is more representative of prospective trends. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The expected holding period represents the period of time that options are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the five-year U.S. Treasury yield curve in effect at the time of grant.

Approximately 17 million shares are authorized to be issued under the 2006 Stock Incentive Plan (SIP). Details of the Company's stock-based compensation plans are discussed below.

Stock Options

The SIP provides for the grant of several different forms of stock-based compensation, including stock options to purchase shares of NCR common stock. The Compensation and Human Resource Committee of the Board of Directors has discretion to determine the material terms and conditions of option awards under the SIP, provided that (i) the exercise price must be no less than the fair market value of NCR common stock (defined as the closing price) on the date of grant, (ii) the term must be no longer than ten years, and (iii) in no event shall the normal vesting schedule provide for vesting in less than one year. Other terms and conditions of an award of stock options will be determined by the Compensation and Human Resource Committee of the Board of Directors as set forth in the agreement relating to that award. The Compensation and Human Resource Committee has authority to administer the SIP, except that the Committee on Directors and Governance will administer the SIP with respect to non-employee members of the Board of Directors. New shares of the Company's common stock are issued as a result of stock option exercises.

The following table summarizes the Company's stock option activity for the year ended December 31, 2010:

Shares in thousands	Shares Under Option	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding as of January 1	9,643	$15.94		
Granted	1,368	$12.96		
Exercised	(654)	$ 9.89		
Forfeited or expired	(798)	$18.34		
Outstanding as of December 31	9,559	$15.72	5.81	$18
Fully vested and expected to vest as of December 31	9,394	$15.74	5.76	$18
Exercisable as of December 31	6,858	$15.69	4.84	$13

The total intrinsic value of all options exercised was $3 million in 2010, $1 million in 2009, and $12 million in 2008. Cash received from option exercises under all share-based payment arrangements was $6 million in 2010, $4 million in 2009, and $11 million in 2008. The tax benefit realized from these exercises was $1 million in 2010, minimal in 2009, and $3 million in 2008. As of December 31, 2010, there was $12 million of total unrecognized compensation cost related to unvested stock option grants. The cost is expected to be recognized over a weighted-average period of 2.2 years.

Restricted Stock and Restricted Stock Units

The SIP also provides for the issuance of restricted stock, as well as restricted stock units. These types of awards can have either service-based or performance-based vesting with performance goals being established by the Compensation and Human Resource Committee. Any grant of restricted stock or restricted stock units is subject to a vesting period of at least three years, except that a one-year term of service may be required if vesting is conditioned upon achievement of performance goals. Performance-based grants are subject to future performance measurements, which include NCR's achievement of specific return on capital and cumulative net operating profit levels (as defined in the SIP) during the performance period. Performance-based grants must be earned, based on performance, before the actual number of shares to be awarded is known. The Company considers the likelihood of meeting the performance criteria based upon management's estimates and analysis of achievement against the performance criteria. At the date of grant, a recipient of restricted stock has all the rights of a stockholder subject to certain restrictions on transferability and a risk of forfeiture. A recipient of restricted stock units does not have the rights of a stockholder and is subject to restrictions on transferability and risk of forfeiture. Other terms and conditions applicable to any award of restricted stock or restricted stock units will be determined by the Compensation and Human Resource Committee and set forth in the agreement relating to that award.

The following table reports restricted stock activity during the year ended December 31, 2010:

Shares in thousands	Number of Shares	Weighted Average Grant-Date Fair Value per Share
Unvested shares as of January 1	4,192	$13.45
Shares granted	3,049	$12.93
Shares vested	(726)	$21.53
Shares forfeited	(2,688)	$10.47
Unvested shares as of December 31	3,827	$13.79

The total intrinsic value of shares vested and distributed was $9 million in 2010, $5 million in 2009, and $5 million in 2008. As of December 31, 2010, there was $31 million of unrecognized compensation cost related to unvested restricted stock grants. The unrecognized compensation cost is expected to be recognized over a remaining weighted-average period of 2.1 years.

The following table represents the composition of restricted stock grants in 2010:

Shares in thousands	Number of Shares	Weighted Average Grant-Date Fair Value
Service-based shares	1,682	$12.99
Performance-based shares	1,367	$12.86
Total restricted stock grants	3,049	$12.93

Other Share-based Plans

The Employee Stock Purchase Plan (ESPP) enables eligible employees to purchase NCR's common stock at a discount to the average of the highest and lowest sale prices on the last trading day of each month. The ESPP discount is 5% of the average market price. Accordingly, this plan is considered non-compensatory. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. Employees purchased approximately 0.4 million shares in 2010, 0.5 million shares in 2009, and 0.3 million shares in 2008 for approximately $5 million in 2010, $5 million in 2009, and $6 million in 2008. A total of 4 million shares were originally authorized to be issued under the new ESPP and approximately 2.5 million authorized shares remain unissued as of December 31, 2010.

Note 9 Employee Benefit Plans

Pension, Postretirement and Postemployment Plans NCR sponsors defined benefit plans for many of its U.S. and international employees. For salaried employees, the defined benefit plans are based primarily upon compensation and years of service. For certain hourly employees in the U.S., the benefits are based on a fixed dollar amount per years of service. NCR's U.S. pension plans ceased the accrual of additional benefits after December 31, 2006 and are closed to new participants. Certain international plans are also closed to new participants. NCR's funding policy is to contribute annually not less than the minimum required by applicable laws and regulations. Assets of NCR's defined benefit plans are primarily invested in publicly traded common stocks, corporate and government debt securities, real estate investments, and cash or cash equivalents.

NCR recognizes the funded status of each applicable plan on the Consolidated Balance Sheets. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. Changes to the funded status are recognized as a component of accumulated other comprehensive loss in stockholders' equity.

Prior to September 1998, substantially all U.S. employees who reached retirement age while working for NCR were eligible to participate in a postretirement benefit plan. The plan provides medical care and life insurance benefits to retirees and their eligible dependents. In September 1998, the plan was amended whereby U.S. participants who had not reached a certain age and years of service with NCR were no longer eligible for such benefits. Non-U.S. employees are typically covered under government-sponsored programs, and NCR generally does not provide postretirement benefits other than pensions to non-U.S. retirees. NCR generally funds these benefits on a pay-as-you-go basis.

NCR offers various postemployment benefits to involuntarily terminated and certain inactive employees after employment but before retirement. These benefits are paid in accordance with NCR's established postemployment benefit practices and policies. Postemployment benefits may include disability benefits, supplemental unemployment benefits, severance, workers' compensation benefits, and continuation of healthcare benefits and life insurance coverage. NCR provides appropriate accruals for these postemployment benefits. These postemployment benefits are funded on a pay-as-you-go basis.

Amounts to be Recognized

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (income) during 2011 are as follows:

In millions	U.S. Pension Benefits	International Pension Benefits	Total Pension Benefits	Postretirement Benefits	Postemployment Benefits
Prior service cost (income)	$—	$ 6	$ 6	$(18)	$ (2)
Actuarial loss	$116	$61	$177	$ 4	$13

Pension Plans

Reconciliation of the beginning and ending balances of the benefit obligations for NCR's pension plans are as follows:

In millions	U.S. Pension Benefits 2010	U.S. Pension Benefits 2009	International Pension Benefits 2010	International Pension Benefits 2009	Total Pension Benefits 2010	Total Pension Benefits 2009
Change in benefit obligation						
Benefit obligation as of January 1	**$3,404**	$3,227	**$1,963**	$1,645	**$5,367**	$4,872
Gross Service Cost	**—**	—	**17**	18	**17**	18
Interest Cost	**190**	195	**89**	92	**279**	287
Amendment	**—**	—	**9**	(1)	**9**	(1)
Actuarial loss (gain)	**203**	178	**—**	211	**203**	389
Benefits paid	**(202)**	(196)	**(114)**	(111)	**(316)**	(307)
Currency translation adjustments	**—**	—	**(37)**	109	**(37)**	109
Benefit obligation as of December 31	**$3,595**	$3,404	**$1,927**	$1,963	**$5,522**	$5,367
Accumulated benefit obligation as of December 31	**$3,595**	$3,404	**$1,850**	$1,886	**$5,445**	$5,290

A reconciliation of the beginning and ending balances of the fair value of the plan assets of NCR's pension plans are as follows:

In millions	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2010	2009	2010	2009	2010	2009
Change in plan assets						
Fair value of plan assets as of January 1	**$2,582**	$2,208	**$1,737**	$1,467	**$4,319**	$3,675
Actual return on plan assets	**303**	561	**136**	190	**439**	751
Company contributions	**9**	9	**96**	74	**105**	83
Benefits paid	**(202)**	(196)	**(114)**	(111)	**(316)**	(307)
Currency translation adjustments	**—**	—	**(25)**	115	**(25)**	115
Plan participant contributions	**—**	—	**3**	2	**3**	2
Fair value of plan assets as of December 31	**$2,692**	$2,582	**$1,833**	$1,737	**$4,525**	$4,319

The following table presents the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss as of December 31:

In millions	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2010	2009	2010	2009	2010	2009
Funded Status	**$ (903)**	$ (822)	**$ (94)**	$(226)	**$ (997)**	$(1,048)
Amounts recognized in the Consolidated Balance Sheets						
Noncurrent assets	**$ —**	$ —	**$ 286**	$ 244	**$ 286**	$ 244
Current liabilities	**(8)**	(8)	**(16)**	(16)	**(24)**	(24)
Noncurrent liabilities	**(895)**	(814)	**(364)**	(454)	**(1,259)**	(1,268)
Net amounts recognized	**$ (903)**	$ (822)	**$ (94)**	$(226)	**$ (997)**	$(1,048)
Amounts recognized in the accumulated other comprehensive loss						
Net actuarial loss	**$1,021**	$1,074	**$ 765**	$ 883	**$ 1,786**	$ 1,957
Prior service cost	**—**	1	**9**	(1)	**9**	—
Total	**$1,021**	$1,075	**$ 774**	$ 882	**$ 1,795**	$ 1,957

For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $4,376 million, $4,431 million, and $3,162 million, respectively, as of December 31, 2010, and $4,310 million, $4,254 million and $3,030 million, respectively, as of December 31, 2009.

The net periodic benefit (income) cost of the pension plans for years ended December 31 was as follows:

In millions	U.S. Pension Benefits			International Pension Benefits			Total Pension Benefits		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Net service cost	**$—**	$—	$—	**$ 15**	$ 17	$ 27	**$ 15**	$ 17	$ 27
Interest cost	**190**	195	195	**89**	92	103	**279**	287	298
Expected return on plan assets	**(166)**	(180)	(248)	**(109)**	(110)	(124)	**(275)**	(290)	(372)
Settlement charge	**—**	—	—	**8**	3	4	**8**	3	4
Amortization of:									
Prior service cost	**—**	—	—	**—**	1	7	**—**	1	7
Actuarial loss	**119**	94	1	**62**	47	60	**181**	141	61
Net periodic benefit (income) cost	**$ 143**	$ 109	$ (52)	**$ 65**	$ 50	$ 77	**$ 208**	$ 159	$ 25

During 2009, NCR closed its United Kingdom-based manufacturing operation, resulting in a significant reduction in the number of employees enrolled in one of our defined benefit plans. The workforce reduction was accounted for as a curtailment and as such, the actuarial liability associated with the plan was re-measured as of July 1, 2009. As a result, the pension liability and accumulated other comprehensive loss were increased by $35 million. This curtailment did not have a material impact on net income from continuing operations in 2009.

In May of 2009, NCR completed a consultation process with employee representatives, which was required to freeze the benefits in one of our United Kingdom defined benefit plans, effective July 1, 2009. This action was accounted for as a curtailment and as such, the actuarial liability associated with the plan was re-measured as of May 31, 2009. As a result, the prepaid pension asset and accumulated other comprehensive income were reduced by $85 million. This curtailment did not have a material impact on net income from continuing operations in 2009.

The weighted average rates and assumptions used to determine benefit obligations as of December 31 were as follows:

	U.S. Pension Benefits		International Pension Benefits		Total Pension Benefits	
	2010	2009	2010	2009	2010	2009
Discount rate	**5.3%**	5.8%	**4.6%**	4.9%	**5.0%**	5.4%
Rate of compensation increase	**N/A**	N/A	**3.5%**	3.7%	**3.5%**	3.7%

The weighted average rates and assumptions used to determine net periodic benefit cost for years ended December 31 were as follows:

	U.S. Pension Benefits			International Pension Benefits			Total Pension Benefits		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Discount rate	**5.8%**	6.3%	6.3%	**4.9%**	5.3%	5.4%	**5.4%**	5.9%	5.9%
Expected return on plan assets	**7.5%**	7.8%	7.8%	**6.0%**	6.1%	6.3%	**6.9%**	7.1%	7.2%
Rate of compensation increase	**N/A**	N/A	N/A	**3.7%**	3.9%	4.1%	**3.7%**	3.9%	4.1%

The discount rate used to determine December 31, 2010 U.S. benefit obligations was derived by matching the plans' expected future cash flows to the corresponding yields from the Citigroup Pension Discount Curve. This yield curve has been constructed to represent the available yields on high-quality, fixed-income investments across a broad range of future maturities. International discount rates were determined by examining interest rate levels and trends within each country, particularly yields on high-quality, long-term corporate bonds, relative to our future expected cash flows.

NCR employs a building block approach as its primary approach in determining the long-term expected rate of return assumptions for plan assets. Historical market returns are studied and long-term relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatilities generate higher returns over the long run. Current market factors, such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The expected long-term portfolio return is established for each plan via a building block approach with proper rebalancing consideration. The result is then adjusted to reflect additional expected return from active management net of plan expenses. Historical plan returns, the expectations of other capital market participants, and peer data are all used to review and assess the results for reasonableness and appropriateness.

The expected return on plan assets component of pension expense for our U.S. pension plan was determined using the expected rate of return and a calculated value of assets, referred to as the "market-related value." The market-related value for this plan was $2,421 million and $2,322 million as of December 31, 2010 and 2009, respectively, which is less than the fair value of plan assets by $269 million and less than the fair value of plan assets by $258 million, respectively. Differences between the assumed and actual returns are amortized to the market-related value on a straight-line basis over a five-year period. Differences in excess of 10% of the market value are recognized immediately. Similar approaches are employed in determining expense for NCR's international plans.

Gains and losses have resulted from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, changes in discount rates and differences between actual and assumed asset returns. These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent that they exceed 10% of the higher of the market-related value or the projected benefit obligation of each respective plan. As a result, for the U.S. pension plan, unrecognized net losses of $349 million are not expected to be amortized during fiscal 2011. The remaining unrecognized net losses in excess of the corridor are $915 million and are being amortized over the expected remaining service periods of active plan participants (approximately 8.0 years during fiscal 2011). Similar approaches are employed in amortizing gains and losses for NCR's other U.S. and international plans.

Plan Assets The weighted average asset allocations as of December 31, 2010 and 2009 by asset category are as follows:

	U.S. Pension Fund			International Pension Funds		
	Actual Allocation of Plan Assets as of December 31		Target Asset Allocation	Actual Allocation of Plan Assets as of December 31		Target Asset Allocation
	2010	2009		2010	2009	
Equity securities	**38%**	56%	32-41%	**45%**	50%	43-56%
Debt securities	**59%**	39%	54-66%	**44%**	39%	34-46%
Real estate	**3%**	5%	2-4%	**5%**	6%	4-7%
Other	**0%**	0%	0-1%	**6%**	5%	4-7%
Total	**100%**	100%		**100%**	100%	

Form 10-K

The fair value of plan assets as of December 31, 2010 and 2009 by asset category is as follows:

In millions	Notes	U.S.				International			
		Fair Value as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets									
Equity securities:									
Preferred stock	1	$ 3	$ 3	$ —	$—	$ —	$—	$ —	$—
Common stock	1	554	553	—	1	483	483	—	—
Fixed income securities:									
Government securities	2	138	—	138	—	—	—	—	—
Corporate debt	3	351	—	351	—	178	—	178	—
Other types of investments:									
Money market funds		35	—	35	—	38	—	38	—
Common and commingled trusts—Equities	4	365	—	365	—	317	—	317	—
Common and commingled trusts—Bonds	4	872	—	872	—	521	—	521	—
Common and commingled trusts—Short Term Investments	4	53	—	53	—	—	—	—	—
Common and commingled trusts—Balanced	4	1	—	1	—	36	—	36	—
Partnership/joint venture interests—Real estate	5	30	—	—	30	—	—	—	—
Partnership/joint venture interests—Other	5	75	—	—	75	55	—	—	55
Mutual funds	4	178	178	—	—	35	35		
Insurance products	4	—	—	—	—	51	—	51	—
Real estate and other	5	37	34	—	3	119	—	—	119
Total		$2,692	$768	$1,815	$109	$1,833	$518	$1,141	$174

In millions	Notes	U.S. Fair Value as of December 31, 2009	U.S. Quoted Prices in Active Markets for Identical Assets (Level 1)	U.S. Significant Other Observable Inputs (Level 2)	U.S. Significant Unobservable Inputs (Level 3)	International Fair Value as of December 31, 2009	International Quoted Prices in Active Markets for Identical Assets (Level 1)	International Significant Other Observable Inputs (Level 2)	International Significant Unobservable Inputs (Level 3)
Assets									
Equity securities:									
Preferred stock	1	$ 6	$ 6	$ —	$—	$ —	$—	$ —	$—
Common stock	1	879	870	—	9	439	439	—	—
Fixed income securities:									
Government securities	2	31	—	31	—	—	—	—	—
Corporate debt	3	230	—	220	10	78	—	78	—
Other types of investments:									
Money market funds		48	—	48	—	22	—	22	—
Common and commingled trusts—Equities	4	467	—	467	—	408	33	375	—
Common and commingled trusts—Bonds	4	632	—	632	—	538	—	538	—
Common and commingled trusts—Short Term Investments	4	19	—	19	—	—	—	—	—
Common and commingled trusts—Balanced	4	—	—	—	—	33	—	33	—
Partnership/joint venture interests—Real estate	5	28	—	—	28	54	—	—	54
Partnership/joint venture interests—Other	5	73	—	—	73	—	—	—	—
Mutual funds	4	96	96	—	—	9	9		
Insurance products	4	—	—	—	—	50	—	50	—
Real estate and other	5	73	68	1	4	106	—	17	89
Total		$2,582	$1,040	$1,418	$124	$1,737	$481	$1,113	$143

Notes:

1 - Common and preferred stocks are valued based on quoted market prices at the closing price as reported on the active market on which the individual securities are traded.

2 - Government securities are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the security is valued under a discounted cash flows approach that maximizes observable inputs, such as current yields on similar instruments but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.

3 - Corporate debt is valued primarily based on observable market quotations for similar bonds at the closing price reported on the active market on which the individual securities are traded. When such quoted prices are not available, the bonds are valued using a discounted cash flows approach using current yields on similar instruments of issuers with similar credit ratings.

4 - Common/collective trusts and registered investment companies (RICs) such as mutual funds are valued using a Net Asset Value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund, divided by the number of shares or units outstanding. The fair value of the underlying securities within the fund, which are generally traded on an active market, are valued at the closing price reported on the active market on which those individual securities are traded. For investments

not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiple and cost valuation approaches, are employed by the fund manager to value investments. This valuation approach is often used in valuing insurance products with underlying investments in mutual funds, commingled funds and pooled separate accounts.

5 - Partnership/joint ventures and hedge funds are valued based on the fair value of the underlying securities within the fund, which include investments both traded on an active market and not traded on an active market. For those investments that are traded on an active market, the values are based on the closing price reported on the active market on which those individual securities are traded and in the case of hedge funds they are valued using a Net Asset Value (NAV) provided by the manager of each fund. For investments not traded on an active market, or for which a quoted price is not publicly available, a variety of unobservable valuation methodologies, including discounted cash flow, market multiples and cost valuation approaches, are employed by the fund manager to value investments.

The following table presents the reconciliation of the beginning and ending balances of those plan assets classified within Level 3 of the valuation hierarchy. When the determination is made to classify the plan assets within Level 3, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement.

In millions	**U.S. Pension Plans**	**International Pension Plans**
Balance, December 31, 2008	$ 91	$134
Realized and unrealized gains and losses, net	11	12
Purchases, sales and settlements, net	20	(3)
Transfers in, net	2	—
Balance, December 31, 2009	$124	$143
Realized and unrealized gains and losses, net	10	16
Purchases, sales and settlements, net	(7)	(2)
Transfers in, net	(18)	17
Balance, December 31, 2010	$109	$174

Investment Strategy NCR has historically employed a total return investment approach, whereby a mix of equities, fixed-income and real estate investments are used to maximize the long-term return of plan assets subject to a prudent level of risk. The risk tolerance is established for each plan through a careful consideration of plan liabilities, plan funded status and corporate financial condition. During the first quarter of 2010, the Company completed a comprehensive analysis of its capital allocation strategy, with specific focus on its approach to pension management. As a result of this analysis, the Company plans to substantially reduce future volatility in the value of assets held by the U.S. pension plan by rebalancing the asset allocation to a portfolio of entirely fixed income assets by the end of 2012. Similar investment strategy changes are under consideration or being implemented in a number of NCR's international plans.

The investment portfolios contain a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, small and large capitalization stocks, and growth and value stocks. Fixed-income assets are also diversified across U.S. and non-U.S. issuers, type of fixed-income security (i.e., government bonds, corporate bonds, mortgage-backed securities) and credit quality. Where applicable, real estate investments are made through real estate securities, partnership interests or direct investment and are diversified by property type and location. Other assets, such as cash or private equity are used judiciously to improve portfolio diversification and enhance risk-adjusted portfolio returns. Derivatives may be used to adjust market exposures in an efficient and timely manner. Due to the timing of security purchases and sales, cash held by fund managers is classified in the same asset category as the related investment. Rebalancing algorithms are applied to keep the asset mix of the plans from deviating excessively from their targets. Investment risk is measured and monitored on an ongoing basis through regular performance reporting, investment manager reviews, actuarial liability measurements and periodic investment strategy reviews.

Postretirement Plans

Reconciliation of the beginning and ending balances of the benefit obligation for NCR's U.S. postretirement plan is as follows:

In millions	Postretirement Benefits	
	2010	2009
Change in benefit obligation		
Benefit obligation as of January 1	**$111**	$116
Gross service cost	**—**	—
Interest cost	**5**	6
Amendment	**(44)**	—
Actuarial (gain) loss	**(6)**	6
Plan participant contributions	**5**	6
Benefits paid	**(16)**	(23)
Benefit obligation as of December 31	**$ 55**	$111

In December 2010, the Company approved and announced changes in the benefits provided under its previously closed U.S. Post-65 Retiree Medical Plan effective February 1, 2011. With these changes, the majority of the Plan's participants will receive a fixed subsidy instead of the indemnity benefit previously provided. This change reduced the Company's postretirement plan liability and accumulated other comprehensive loss by $44 million.

The following table presents the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss as of December 31:

In millions	Postretirement Benefits	
	2010	2009
Benefit obligation	**$ (55)**	$(111)
Amounts recognized in the Consolidated Balance Sheets		
Current liabilities	**$ (10)**	$ (15)
Noncurrent liabilities	**(45)**	(96)
Net amounts recognized	**$ (55)**	$(111)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	**$ 42**	$ 51
Prior service credit	**(120)**	(88)
Total	**$ (78)**	$ (37)

The net periodic benefit (income) cost of the postretirement plan for the years ended December 31 was:

In millions	Postretirement Benefits		
	2010	2009	2008
Interest cost	**$ 5**	$ 7	$ 7
Net service cost	**—**	—	—
Amortization of:			
Prior service benefit	(13)	(13)	(13)
Actuarial loss	4	3	4
Net periodic benefit (income) cost	**$ (4)**	$ (3)	$ (2)

The assumptions utilized in accounting for postretirement benefit obligations as of December 31 and for postretirement benefit income for the years ended December 31 were:

	Postretirement Benefit Obligations		Postretirement Benefit Costs		
	2010	**2009**	**2010**	**2009**	**2008**
Discount rate	**4.3%**	5.0%	**5.0%**	6.3%	6.0%

Assumed healthcare cost trend rates as of December 31 were:

	2010		2009	
	Pre-65 Coverage	**Post-65 Coverage**	**Pre-65 Coverage**	**Post-65 Coverage**
Healthcare cost trend rate assumed for next year	**9.0%**	**7.0%**	9.0%	7.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	**5.0%**	5.0%	5.0%
Year that the rate reaches the ultimate rate	**2018**	**2018**	2018	2018

In addition, a one percentage point change in assumed healthcare cost trend rates would have the following effects on the postretirement benefit income and obligation:

In millions	1% Increase	1% Decrease
Service cost and interest cost for the year ended December 31, 2010	$—	$—
Postretirement benefit obligation as of December 31, 2010	$ 2	$ (2)

Postemployment Benefits

Reconciliation of the beginning and ending balances of the benefit obligation for NCR's postemployment plan was:

In millions	Postemployment Benefits 2010	2009
Change in benefit obligation		
Benefit obligation as of January 1	**$307**	$327
Restructuring program cost	**(1)**	—
Service cost	**22**	25
Interest cost	**11**	13
Amendments	**(5)**	—
Benefits paid	**(51)**	(56)
Foreign currency exchange	**—**	6
Actuarial (gain) loss	**30**	(8)
Benefit obligation as of December 31	**$313**	$307

The following tables present the funded status and the reconciliation of the funded status to amounts recognized in the Consolidated Balance Sheets and in accumulated other comprehensive loss at December 31:

In millions	Postemployment Benefits 2010	Postemployment Benefits 2009
Benefit obligation	$(313)	$(307)
Amounts recognized in the Consolidated Balance Sheets		
Current liabilities	$ (49)	$ (48)
Noncurrent liabilities	(264)	(259)
Net amounts recognized	$(313)	$(307)
Amounts recognized in accumulated other comprehensive loss		
Net actuarial loss	$ 129	$ 112
Prior service credit	(6)	(2)
Total	$ 123	$ 110

The net periodic benefit cost of the postemployment plan for years ended December 31 was:

In millions	Postemployment Benefits		
	2010	2009	2008
Service cost	$22	$ 25	$ 23
Interest cost	11	13	15
Amortization of:			
Prior service cost	(1)	(1)	—
Actuarial loss	12	12	13
Net benefit cost	$44	$ 49	$ 51
Restructuring severance cost	(1)	—	40
Net periodic benefit cost	$43	$ 49	$ 91

The weighted average assumptions utilized in accounting for postemployment benefit obligations as of December 31 and for postemployment benefit costs for the years ended December 31 were:

	Postemployment Benefit Obligations		Postemployment Benefit Costs		
	2010	2009	2010	2009	2008
Discount rate	3.9%	4.3%	4.3%	4.6%	5.3%
Salary increase rate	3.4%	3.6%	3.6%	3.6%	4.1%
Involuntary turnover rate	5.5%	5.0%	5.0%	5.0%	5.0%

The below table presents each relevant component of other comprehensive income related to NCR's benefit plans as of December 31, 2010, including the tax effects of each component:

In millions	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax amount
Prior service cost during year	$ 40	$(16)	$ 24
Amortization of prior service cost	(14)	5	(9)
Net loss arising during year	(62)	36	(26)
Actuarial gain (loss) included in benefits expense	203	(52)	151
Total benefit plans	$167	$(27)	$140

Cash Flows Related to Employee Benefit Plans

Cash Contributions NCR does not expect to be required to contribute to the U.S. qualified pension plan in 2011; however, the Company plans to contribute approximately $115 million to the international pension plans and $10 million to the executive pension plan in 2011. Due to the decline in the fair value of our pension plan assets in 2008, we continue to have a significant, underfunded pension obligation that may require material increases in cash contributions in future years. The Company also expects to make contributions of $10 million to the U.S. postretirement plan and $50 million to the postemployment plan in 2011.

Estimated Future Benefit Payments NCR expects to make the following benefit payments reflecting past and future service from its pension, postretirement and postemployment plans:

In millions	U.S. Pension Benefits	International Pension Benefits	Total Pension Benefits	Postretirement Benefits	Postemployment Benefits
Year					
2011	$ 225	$ 99	$ 324	$10	$ 50
2012	$ 228	$100	$ 328	$ 8	$ 47
2013	$ 231	$100	$ 331	$ 7	$ 45
2014	$ 233	$101	$ 334	$ 6	$ 43
2015	$ 234	$ 99	$ 333	$ 6	$ 41
2016-2020	$1,214	$510	$1,724	$18	$173

Savings Plans U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. NCR's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense under the U.S. plan was approximately $8 million in 2010, $8 million in 2009, and $19 million in 2008. The expense under international and subsidiary savings plans was $14 million in 2010, $15 million in 2009, and $15 million in 2008.

Note 10 Derivatives and Hedging Instruments

NCR is exposed to risks associated with changes in foreign currency exchange rates and interest rates. NCR utilizes a variety of measures to monitor and manage these risks, including the use of derivative financial instruments. NCR has exposure to approximately 50 functional currencies. Due to our global operations, weakness in some of these currencies is sometimes offset by strengths in others. Since a substantial portion of our operations and revenues occur outside the United States (U.S.), and in currencies other than the U.S. Dollar, our results can be significantly impacted, both positively and negatively, by changes in foreign currency exchange rates.

Foreign Currency Exchange Risk Our risk management strategy includes hedging, on behalf of each subsidiary, a portion of our forecasted, non-functional currency denominated cash flows for a period of up to 15 months. As a result, some of the impact of currency fluctuations on non-functional currency denominated transactions (and hence on subsidiary operating income, as stated in the functional currency), is mitigated in the near term. The amount we hedge and the duration of hedge contracts may vary significantly. In the longer term (greater than 15 months), the subsidiaries are still subject to the effect of translating the functional currency results to U.S. Dollars. To manage our exposures and mitigate the impact of currency fluctuations on the operations of our foreign subsidiaries, we hedge our main transactional exposures through the use of foreign exchange forward contracts. This is primarily done through the hedging of foreign currency denominated inter-company inventory purchases by NCR's marketing units and of foreign currency denominated sales by our manufacturing units. As these transactions are firmly committed and forecasted, the related foreign exchange contracts are designated as highly effective cash flow hedges. The gains or losses on these hedges are deferred in accumulated other comprehensive income (loss) (AOCI) and reclassified to income when the underlying hedged transaction has been completed and is recorded in earnings. As of December 31, 2010, the balance in accumulated other comprehensive income related to foreign exchange forward derivative transactions was $5 million, all of which related to instruments expiring in 2011. The gains or losses from derivative contracts related to inventory purchases are recorded in cost of products when the inventory is sold to an unrelated third party.

We also utilize foreign exchange contracts to hedge our exposure of assets and liabilities denominated in non-functional currencies. We generally recognize the gains and losses on these types of hedges in earnings as exchange rates change. We do not enter into hedges for speculative purposes.

Interest Rate Risk Interest rate risk associated with our borrowing is not considered material to our consolidated financial position, results of operations or cash flows as of December 31, 2010 based on the level of current borrowings and maturity dates. As such, we held no derivative financial instruments related to interest rate risk as of December 31, 2010.

The following tables provide information on the location and amounts of derivative fair values in the Consolidated Balance Sheets:

In millions	Fair Values of Derivative Instruments					
	Asset Derivatives			Liability Derivatives		
	December 31, 2010			December 31, 2010		
	Balance Sheet Location	Notional Amount	Fair Value	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedging instruments						
Foreign exchange forward contracts	Other assets	$96	$ 7	Other liabilities	$105	$ 2
Total derivatives designated as hedging instruments			$ 7			$ 2
Derivatives not designated as hedging instruments						
Foreign exchange forward contracts	Other assets	$79	$ 2	Other liabilities	$ 70	$ 1
Total derivatives not designated as hedging instruments			$ 2			$ 1
Total derivatives			$ 9			$ 3

In millions	Fair Values of Derivative Instruments					
	Asset Derivatives			Liability Derivatives		
	December 31, 2009			December 31, 2009		
	Balance Sheet Location	Notional Amount	Fair Value	Balance Sheet Location	Notional Amount	Fair Value
Derivatives designated as hedging instruments						
Foreign exchange forward contracts	Other assets	$—	$—	Other liabilities	$—	$—
Total derivatives designated as hedging instruments			$—			$—
Derivatives not designated as hedging instruments						
Foreign exchange forward contracts	Other assets	$ 56	$ 1	Other liabilities	$ 53	$ 1
Total derivatives not designated as hedging instruments			$ 1			$ 1
Total derivatives			$ 1			$ 1

Form 10-K

The effect of derivative instruments on the Consolidated Statements of Operations for the years ended December 31, 2010 and December 31, 2009 are as follows:

In millions	Amount of Gain (Loss) Recognized in Other Comprehensive Income (OCI) on Derivative (Effective Portion)			Amount of Gain (Loss) Reclassified from AOCI into the Consolidated Statement of Operations (Effective Portion)			Amount of Gain (Loss) Recognized in the Consolidated Statement of Operations (Ineffective Portion and Amount Excluded from Effectiveness Testing)	
Derivatives in Cash Flow Hedging Relationships	**For the Year Ended December 31, 2010**	**For the Year Ended December 31, 2009**	**Location of Gain (Loss) Reclassified from AOCI into the Consolidated Statement of Operations (Effective Portion)**	**For the Year Ended December 31, 2010**	**For the Year Ended December 31, 2009**	**Location of Gain (Loss) Recognized in the Consolidated Statement of Operations (Ineffective Portion and Amount Excluded from Effectiveness Testing)**	**For the Year Ended December 31, 2010**	**For the Year Ended December 31, 2009**
Foreign exchange forward contracts	$5	$8	Cost of Products	$3	$(9)	Other income (expense)	$—	$1

In millions		Amount of Gain (Loss) Recognized in the Consolidated Statement of Operations	
Derivatives not Designated as Hedging Instruments	**Location of Gain (Loss) Recognized in the Consolidated Statement of Operations**	**For the Year Ended December 31, 2010**	**For the Year Ended December 31, 2009**
Foreign exchange forward contracts	Other income (expense)	$—	$(6)
Foreign exchange forward contracts	Cost of products	$ (1)	$ 6

Refer to Note 14, "Fair Value of Assets and Liabilities," for further information on derivative assets and liabilities recorded at fair value on a recurring basis.

Concentration of Credit Risk NCR is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the Consolidated Balance Sheets. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. NCR's business often involves large transactions with customers, and if one or more of those customers were to default on its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. However, management believes that the reserves for potential losses are adequate. As of December 31, 2010 and 2009, NCR did not have any major concentration of credit risk related to financial instruments.

Note 11 Commitments and Contingencies

In the normal course of business, NCR is subject to various proceedings, lawsuits, claims and other matters, including, for example, those that relate to the environment and health and safety, employee benefits, import/export compliance, intellectual property, data privacy, product liability, commercial disputes and regulatory compliance, among others. Additionally, NCR is subject to diverse and complex laws and regulations, including those relating to corporate governance, public disclosure and reporting, environmental safety and the discharge of materials into the environment, product safety import and export compliance, data privacy and security, antitrust and competition, government contracting, anti-corruption, and labor and human resources, which are rapidly changing and subject to many possible changes in the future. Compliance with these laws and regulations, including changes in accounting standards, taxation requirements, and federal securities laws among others, may create a substantial burden on, and substantially increase the costs to NCR or could have an impact on NCR's future operating results. NCR believes the amounts provided in its consolidated financial statements, as prescribed by GAAP, are currently adequate in light of the probable and estimable liabilities with respect to such matters, but there can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results. Other than as stated below, the Company does not currently expect to incur material capital expenditures related to such matters. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from various lawsuits, claims, legal proceedings and other matters, including, but not limited to the Fox River environmental matter and other matters discussed below, and to comply with applicable laws and regulations, will not exceed the amounts reflected in NCR's consolidated financial statements or will not have a material adverse effect on its consolidated results of operations, capital expenditures, competitive position, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2010 cannot currently be reasonably determined.

The United States Department of Justice is conducting an investigation regarding the propriety of the Company's former Teradata Data Warehousing business's arrangements and understandings with others in connection with certain federal contracts. In connection with the spin-off of Teradata on September 30, 2007, the responsibility for this matter, together with the related reserve, was distributed to Teradata Corporation. While the Company may be subject to ostensible exposure inasmuch as it was the contracting party in the matter at issue, Teradata Corporation is generally obligated to indemnify the Company for any losses arising out of this matter.

A separate portion of the government's investigation relates to the adequacy of pricing disclosures made to the government in connection with negotiation of the Company's General Services Administration Federal Supply Schedule and to whether certain subsequent price reductions were properly passed on to the government. Both Teradata Corporation and the Company are participating in this aspect of the investigation, with respect to certain products and services of each of them, and each will assume financial responsibility for its own exposures, if any, without indemnification from the other. At this time, the Company is unable to determine whether it has probable liability with respect to this aspect of the investigation.

In August 2009, a federal court in Ohio granted motions for summary judgment against NCR in two companion class actions brought on behalf of certain unionized retirees who claimed that the Company's 2003 decision to terminate certain benefits payable on death violated collective bargaining agreements and other rights. The Company has appealed the decision to the Sixth Circuit Court of Appeals. If affirmed on appeal, the decision will require the Company to restore the death benefit, at an approximate cost of $6 million, which NCR recognized as other expense during 2009. A settlement of approximately $3 million has been preliminarily approved by the federal district court, and a final hearing to approve the settlement and to consider any objections from class members, is set for March 2011.

In December 2010, a jury in a New York federal court awarded approximately $8 million, which NCR recognized as selling, general and administrative expense during 2010, to a plaintiff in a suit over a commission arrangement purportedly entered into by the Company's consumables business in 2003. The Company has moved to set aside the jury verdict, and if that motion is not granted the Company plans to appeal.

In a patent infringement cased filed by a company known as Automated Transactions, Limited (ATL) and scheduled to be tried in federal court in Delaware in March 2011, the Company has agreed to defend and indemnify it customers, 7-Eleven and Cardtronics. ATL contends that Vcom terminals sold by the Company to 7-Eleven (Cardtronics ultimately purchased the business from 7-Eleven) infringe certain ATL patents that purport to relate to the combination of an ATM with an Internet kiosk, in which a retail transaction can be realized over an Internet connection provided by the kiosk. The U.S. Patent and Trademark Office (USPTO) has rejected the parent patent as invalid in view of certain prior art, although related continuation patents were not reexamined by the USPTO. ATL has filed a second suit against the same companies with respect to a broader range of ATMs, based on the same patents plus a more recently issued patent; that suit is currently subject to a stay pending resolution of the case scheduled to be tried in March 2011. While the Company does not believe that the patent claims in the case to be tried are meritorious, if ATL's claims are successful potential royalties or damages could cause the Company to incur liability that could be material to it, and could adversely impact its ATM business.

Environmental Matters NCR's facilities and operations are subject to a wide range of environmental protection laws, and NCR has investigatory and remedial activities underway at a number of facilities that it currently owns or operates, or formerly owned or operated, to comply, or to determine compliance, with such laws. Also, NCR has been identified, either by a government agency or by a private party seeking contribution to site clean-up costs, as a potentially responsible party (PRP) at a number of sites pursuant to various state and federal laws, including the Federal Water Pollution Control Act, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) and comparable state statutes. Other than the matter detailed below, we currently do not anticipate material expenses and liabilities from these other environmental matters.

NCR is one of eight entities that were formally notified by governmental and other entities (such as local Native American tribes) that they are PRPs for environmental claims under CERCLA and other statutes arising out of the presence of polychlorinated biphenyls (PCBs) in sediments in the lower Fox River and in the Bay of Green Bay in Wisconsin. NCR was identified as a PRP because of alleged PCB discharges from two carbonless copy paper manufacturing facilities it previously owned, which were located along the Fox River. Some parties contend that NCR is also responsible for PCB discharges from paper mills owned by other companies because carbonless paper manufactured by NCR was allegedly purchased by those mills as a raw material for their paper making processes. NCR sold the facilities in 1978 to Appleton Papers Inc. (API), which has also been identified as a PRP. The other Fox River PRPs that received notices are P.H. Glatfelter Company, Georgia-Pacific Consumer Products LP (GP, successor to Fort James Operating Company), WTM I Co. (formerly Wisconsin Tissue Mills, now owned by Chesapeake Corporation), CBC Corporation (formerly Riverside Paper Corporation), U.S. Paper Mills Corp. (owned by Sonoco Products Company), and Menasha Corporation.

In the October 2010 lawsuit discussed below, the federal and state governments assert certain claims against the eight parties referenced above as well as four other entities. The claims, filed under CERCLA and other statutes, relate to the presence of PCBs at the Fox River site, and as a result the four newly named parties are properly viewed as additional PRPs with respect to the site. Those entities are NewPage Wisconsin Systems, Inc., Neenah-Menasha Sewerage Commission, Kimberly-Clark Corporation and the City of Appleton, Wisconsin.

During the past several years, the United States Environmental Protection Agency (USEPA) and Wisconsin Department of Natural Resources (WDNR) (together, the Governments) assessed and developed clean-up plans for the upper and lower parts of the Fox River and for portions of the Bay of Green Bay, contained in various Records of Decisions (RODs) issued in January 2003, July 2003 and June 2007 (the last is referred to as the Amended ROD). In general, the clean-up plan or remedy calls for a combination of dredging and capping to remediate the sediments in the river, and for monitored natural attenuation in the Bay of Green Bay. Since 2004, the Company has been involved in certain aspects of the clean-up project, including performance, with GP, of engineering design work for the clean-up under an Administrative Order on Consent (AOC) that the Company and GP entered into with the Governments. In addition, the Company, with U.S. Paper Mills, performed specific remedial action involving an area of elevated PCB incidence downriver of the De Pere Dam (Phase 1 work), pursuant to a consent decree with the Governments that was approved in November 2006.

On November 13, 2007, the Governments issued a unilateral administrative order (Order) under Section 106 of CERCLA to all eight of the original PRPs identified above. The Order requires the PRPs to implement the remedial work in the lower river in accordance with the requirements of the Amended ROD. NCR and API are working with the Governments to implement certain provisions of the Order. In-water work began on schedule in April 2009, following construction of a facility to house the remediation operations in Green Bay, Wisconsin.

In April 2009, the NCR Board of Directors approved the terms of a contract with Tetra Tech, an environmental remediation contractor, to perform the remediation work at the Fox River consistent with the requirements of the Amended ROD. Prior to this, Tetra Tech had performed certain preparatory work pursuant to an interim contract with API. Also in April 2009, the Board of Directors approved the formation of a limited liability company (LLC), which NCR and API formed on April 27, 2009, for purposes of, among other things, entering into the Tetra Tech remediation contract. Other PRPs may join the LLC in the future, if and as they enter into settlements or otherwise agree to join in funding the remediation efforts. The LLC entered into the remediation contract with Tetra Tech on April 27, 2009, and in-water dredging and remediation by Tetra Tech commenced thereafter. The Company and API fund the LLC's operations on a regular basis in accordance with the remediation schedule, consistent with the Company's Fox River reserve, discussed below. The Tetra Tech contract also requires that the LLC members provide promissory notes to provide Tetra Tech financial assurance against the prospect that the LLC will terminate the contract before completion of the remediation for reasons other than "cause." The maximum obligation under the Company's note, formerly $20 million, is now approximately $16 million; the amount will vary based on a formula tied to conditions set forth in the contract, and generally is expected to decrease over time.

NCR and API share their portion of the cost of the Fox River clean-up and natural resource damages based upon an agreement and an arbitration award, which result in a 45% share for NCR of the first $75 million of such costs—a threshold that was reached in the second quarter of 2008—and a 40% share for amounts in excess of $75 million.

In 2008, NCR and API filed a lawsuit in federal court in Green Bay, Wisconsin, seeking a judicial ruling determining the allocable responsibility of several PRPs for the cost of performing the remedial work at the Fox River (the "allocation litigation"). As of December 31, 2010, there were a total of 28 defendants in that case and a companion consolidated case. A number of counterclaims seeking contribution under CERCLA and under various state law theories have been filed and are pending against NCR and API. On September 23, 2008, the court issued a Case Management Decision and Scheduling Order setting a "Phase I trial" limited to the questions of (i) when each party knew or should have known that recycling NCR-brand carbonless copy paper would result in the discharge of PCBs to a waterbody, thereby risking environmental damage; and (ii) what, if any, actions each party took upon acquiring such knowledge to avoid the risk of further PCB contamination. The court's order also limited initial discovery proceedings to the same questions.

On December 16, 2009, the court issued a ruling cancelling the Phase I trial and granting motions for summary judgment filed by certain of the defendants against NCR and API. The court held that NCR and API could not recover from these defendants any costs that NCR and API have incurred in the Fox River clean-up (the ruling does not affect the Governments' potential claims against such parties). The court based this ruling on a finding that NCR should have known, in the late 1960s, that the use of PCBs in carbonless copy paper presented an "appreciable risk of serious and long-lasting damage," whereas, it concluded, defendants did not know of PCB risks until after the majority of PCBs were released to the river. The court's ruling was also based on a finding that because NCR chose to use and introduce PCBs into the stream of commerce, it should bear the financial consequences of that decision. The Company intends to appeal the ruling to the United States Court of Appeals for the Seventh Circuit. In light of a subsequent February 2010 order by the district court denying a request to initiate an immediate appeal, the Company currently does not expect to be able to prosecute its appeal until the remaining claims in the litigation, including counterclaims brought by the defendants against NCR and API for reimbursement of previously incurred expenses and other matters, are resolved. Potentially dispositive motions regarding those counterclaims were argued on September 1, 2010. No decision on these motions has been issued as yet.

In 2009, the Governments filed a separate action in Wisconsin federal court to lodge and seek approval of two consent decrees involving twelve of the defendants in the allocation litigation (none of whom are recipients of the Order). The consent decrees, if approved, would require a total payment from the settling parties of approximately $2 million and in exchange would provide protection against claims for contribution under Section 113 of CERCLA decrees (including claims by NCR/API). NCR/API intervened in this action and formally opposed entry of the consent decrees, principally on the ground that insufficient investigation had been performed by the Governments to determine whether the proposed settlements were fair, reasonable and adequate under CERCLA. On December 16, 2009 and April 20, 2010, the judge presiding over the allocation litigation approved the consent decrees. NCR/API appealed both of these rulings to the United States Court of Appeals for the Seventh Circuit and the matter was argued on January 12, 2011. A decision is pending.

On October 14, 2010, the Governments filed a lawsuit in federal court in Wisconsin against twelve parties, including the companies named in the Order mandating the clean-up (i.e., the eight original PRPs), and NewPage Wisconsin Systems, Inc., Neenah-Menasha Sewerage Commission, Kimberly-Clark Corporation, and the City of Appleton, Wisconsin (the four additional PRPs), with respect to the presence of PCBs at the Fox River. The suit seeks payment of the Governments' unreimbursed response costs in connection with the Fox River matter as well as compensation for natural resource damages. The Governments also request a judicial declaration that the eight Order recipients are required to comply with its provisions, which constitutes the Governments' initial steps to enforce the Order against the Order recipients other than NCR and API. With respect to NCR, there are no claims asserted against the Company in the Government's lawsuit that were not previously contemplated in the Company's Fox River reserve, as discussed herein.

In the quarter ended December 31, 2010, the Governments publicly announced proposed monetary settlements of Fox-River-related claims with four entities: GP, Brown County (Wisconsin), the City of Green Bay, and the United States itself (with respect to potential liabilities asserted against the Army Corps of Engineers for certain dredging and disposal activities, and against other federal agencies for certain carbonless copy paper recycling activities). All of those entities are defendants in the allocation litigation case described above. The GP settlement, if approved, would release GP from liability and provide contribution protection for claims relating to government oversight costs and for claims relating to clean-up actions upriver of GP's facilities (it does not affect claims for clean-up actions in that portion of the river near those facilities). The settlement with Brown County, the City of Green Bay and the United States would release these entities and provide contribution protection for all claims relating to the Fox River site. The Company filed administrative objections to the proposed settlement with GP, and expects to file similar administrative comments with respect to the other settlements. The United States and the State of Wisconsin moved the Court to enter the GP consent decree and the Company has opposed the motion.

The extent of NCR's potential liability remains subject to many uncertainties. NCR's eventual remediation liability—which is expected to be paid out over a period extending through at least approximately 2019, followed by long-term monitoring for several decades—will depend on a number of factors. In general, the most significant factors include: (1) the total clean-up costs for each of the segments of the river; (2) the total natural resource damages for the site; (3) the shares NCR and API will jointly bear of future clean-up costs and natural resource damages; (4) the share NCR will bear of the joint NCR/API payments for such clean-up costs and natural resource damages; and (5) NCR's transaction and litigation costs to defend itself in this matter, including participation in the allocation litigation and the October 2010 litigation filed by the Governments. In establishing the reserve, NCR attempts to estimate a range of reasonably possible outcomes for each of these factors, although each range is itself highly uncertain. NCR uses its best estimate within the range, if that is possible. Where there is a range of equally possible outcomes, and there is no amount within that range that is considered to be a better estimate than any other amount, NCR uses the low end of the range. These factors are discussed below.

For the first factor described above, NCR utilizes a best estimate of $930 million as the total of the clean-up costs for the segments of the river. The estimated total cost amount of $930 million includes estimates for the Operable Unit (OU) 1 through OU 5 work, including the remaining amount of work to be performed under the April 2009 Tetra Tech remediation contract, the Phase 1 work and the remedial design work. It adds to these estimates a 15% contingency for probable cost overruns based on historical experience; an estimate for the Governments' future oversight costs; an amount for the Governments' past oversight costs; an estimate for long-term monitoring extending over several decades; and an estimate for value engineering savings (potential projects intended to reduce the cost of the remediation), and the NCR-API share of estimated natural resource damages. There can be no assurances that this estimated total cost amount will not be significantly higher as remediation work progresses. A range of reasonably possible outcomes with respect to total cost is difficult to state, but if the portion of the cost estimate relating to the contingency for cost overruns and unexpected expenses were twice our estimate, the total cost would increase to approximately $986 million.

Second, for total natural resource damages (NRD), NCR uses a best estimate of $76 million. NCR believes the range of reasonably possible outcomes for NRD, if it were to be litigated, is between zero and $246 million. The federal government indicated, in a 2009 filing in a PRP's bankruptcy proceeding, that claims for NRD could be as high as $382 million. The litigation filed in October 2010 does not set forth a particular amount for the NRD claim.

Third, for the NCR/API shares of NRD, which is discussed above, NCR uses a best estimate. The joint NCR/API share of future clean-up costs is expected to be determined in the allocation litigation or possibly in or as a result of the government litigation filed in October 2010. NCR has modified the basis previously used for this component of the reserve (in the past, the Company used the low end of a range of outcomes, based primarily on the proximity of areas to be remediated to the locations at which PCBs were released into the river). In light of the Wisconsin federal court's December 16, 2009 ruling described above, NCR's reserve at December 31, 2010 assumes that NCR and API will be responsible for the full extent of the clean-up activities they are undertaking, which the Company considers a best estimate, and for a substantial portion of the counterclaims filed against NCR and API, as to which the Company uses the low end of a range of equally possible outcomes, the high end of which could increase the Company's reserve up to $25 million. The Company will seek to overturn the December 16, 2009 ruling on appeal, and believes that the NCR/API allocable share of total site costs is less than 100%, based on, among other things, equitable factors, principles of divisibility as developed under applicable law, and/or an apportionment of the claimed harm. Until such time, if any, that such a result is achieved, however, the Company assumes in its reserve that NCR and API will pay for the full extent of the clean-up. At this point the Company is unable to determine whether the defendants in the allocation litigation will pay portions of the Fox River liability and, if so, in what amount. NCR's reserve does not at present assume any payments or reduction of exposure based either on the appeal or on Government enforcement against the other Order recipients or defendants.

Fourth, for the NCR share of the joint NCR/API payments, as discussed above, NCR's percentage share is set by an agreement between NCR and API and a subsequent arbitration award, both of which arise out of certain agreements entered into in connection with the Company's 1978 sale of the facilities on the Fox River to API. NCR's analysis of this factor assumes that API is able and willing to pay its percentage share of the NCR/API joint share. Additionally, the API obligation to NCR is shared on a joint and several basis by a third party, B.A.T. Industries p.l.c., which, by virtue of various prior indemnification and other agreements not specifically directed to the Fox River matter, is a co-party to the same agreement and arbitration award. This analysis likewise assumes that B.A.T. Industries p.l.c. would be financially viable and willing to pay the joint and several obligation if API is unable or unwilling to do so. As a result of unrelated prior corporate transactions, API itself is indemnified by another company, Arjo Wiggins Appleton Ltd., which has funded and managed API's liability to date.

Finally, NCR estimated the transaction costs it is likely to incur to defend this matter through 2019, the time period NCR's engineering consultants believe it will take to implement the remedy for the river. This estimate is based on an analysis of NCR's costs since this matter first arose in 1995 and on estimates of what NCR's defense and transaction costs will be in the future. NCR expects that the bulk of these transaction costs have been and will be incurred in the 2008-2012 time period. The costs incurred and expected to be incurred during that period include, in particular, transaction costs and fees related to completion of the design work, equipment purchases, commencement and continuation of clean-up activities in the river, and the allocation litigation and October 2010 litigation filed by the Governments discussed above.

In light of several factors—among them, the remedial design work conducted by NCR and GP; settlement possibilities (including both group and individual settlements for some entities and the consent decrees the Governments are seeking with respect to certain parties); the efforts to implement the Order for clean-up of the lower river; the pending allocation litigation and the prospective appeal referenced above; whether there will be judicial recognition of allocable harm at the Fox River site and thus of divisible shares of liability among the various parties; the extent to which the Governments press claims against the parties in the Governments' October 2010 litigation or otherwise for NRD, government oversight costs and remediation liability; change orders or cost overruns that may result from the ongoing remediation efforts; the continued viability and willingness to pay of NCR's various indemnitors and co-obligors; and the subsequent value engineering efforts designed to make the clean-up more efficient and less costly—calculation of the Company's Fox River reserve has become subject to added layers of complexities, and it is possible there could be additional changes to some elements of the reserve over upcoming periods, although we are unable to predict or estimate such changes at this time. There can be no assurance that the clean-up and related expenditures will not have a material effect on NCR's capital expenditures, earnings, financial condition, cash flows, or competitive position.

As of December 31, 2010, the net reserve for the Fox River matter was approximately $199 million, compared to $202 million as of December 31, 2009. This decrease in the reserve is due primarily to payments for clean-up activities and legal fees during 2010. NCR regularly re-evaluates the assumptions used in determining the appropriate reserve for the Fox River matter as additional information becomes available and, when warranted, makes appropriate adjustments. NCR contributes to the LLC in order to fund remediation activities and generally, by contract, funds three months' worth of remediation activities in advance. As of December 31, 2010 and 2009, approximately $5 million and $3 million, respectively, remained from this funding and was recorded in other current assets in the Consolidated Balance Sheet. NCR's reserve for the Fox River matter is reduced as the LLC makes payments to Tetra Tech and other vendors with respect to remediation activities.

Under a 1996 agreement, AT&T and Alcatel-Lucent are responsible severally (not jointly) for indemnifying NCR for certain portions of the amounts paid by NCR for the Fox River matter over a defined threshold. (The agreement governs certain aspects of AT&T Corp.'s divestiture of NCR, then known as AT&T Global Information Solutions Company, and what was formerly known as Lucent Technologies, and specifically relates to shared contingent gains and liabilities of the former constituent companies within AT&T.) NCR's estimate of what AT&T and Alcatel-Lucent will pay under the indemnity is recorded as a long-term asset of approximately $86 million as of December 31, 2010 and $120 million as of December 31, 2009, and is deducted in determining the net reserve discussed above. The asset balance can fluctuate not only with respect to total clean-up and other costs, but also with respect to insurance recoveries and certain tax impacts as measured by a contractual formula using prior-year effective tax rates. Such insurance recoveries and tax impacts are netted against the asset in proportions specified under the indemnity agreement (i.e., they typically decrease its amount). Insurance recoveries, whether by judgment or settlement, are the subjects of ongoing litigation, which is now nearly concluded, and have the effect of reducing the Company's expected receipts under the indemnity, and therefore insurance recoveries are not expected to materially reduce the Company's aggregate expenditures for the Fox River matter. The tax impact within the indemnity calculation is subject to substantial volatility regarding the Company's effective tax rate from year to year, rendering the future tax impacts highly uncertain. When actual payments, net of insurance recoveries and tax impacts, reach the indemnity threshold, the Company expects to commence collection of the related portions of the asset. The Company does not expect to achieve the threshold before late 2011 or 2012.

In connection with the Fox River and other matters, through December 31, 2010, NCR has received a combined total of approximately $148 million in connection with settlements reached with its principal insurance carriers; and an additional $10 million is expected to be received in the future under the contractual terms of some of the settlements. Portions of most of these settlements are payable to a law firm that litigated the claims on the Company's behalf. Some of the settlements cover not only the Fox River, but also other environmental sites. Of the total amount collected to date, $9 million is subject to competing claims by another party, and NCR and the other party have agreed that these funds will be used for Fox River costs and will be shared on an agreed-upon basis (subject to reallocation at a later date). NCR's agreed-upon share of the $9 million is estimated to be $4 million.

In the year ended December 31, 2010, NCR reached settlements with several insurers which resulted in income of $31 million, or $20 million after tax, which is included in income (loss) from discontinued operations in the accompanying Consolidated Statement of Operations. In the year ended December 31, 2009, NCR reached settlements with several insurers totaling $13 million, offset by a $156 million increase in NCR's estimated liability due to an update for estimated total costs driven primarily by the December 16, 2009 court decision which resulted in a net charge of $143 million, or $91 million after tax, included in income (loss) from discontinued operations in the accompanying Consolidated Statement of Operations.

As of December 31, 2010, NCR had reached settlement with all but one of the insurance companies against which it had advanced claims with respect to the Fox River. That remaining company entered into certain stipulations which obviated the need for a trial and caused judgment to be entered against it in the amount of $5 million; an appeal is pending.

In November 2010, the United States Environmental Protection Agency (EPA) issued a "general notice letter" to NCR with respect to the Allied Paper, Inc./Portage Creek/Kalamazoo River Superfund Site (Kalamazoo River Site) in Michigan. (Three other parties—International Paper, Mead Corporation, and Consumers Energy—also received general notice letters at or about the same time.) EPA asserts that the site is contaminated by various substances, primarily PCBs as a result of discharges by various paper mills located along the river. EPA does not claim that the Company made direct discharges into the Kalamazoo River, but indicated that "NCR may be liable under Section 107 of CERCLA ... as an arranger, who by contract or agreement, arranged for the disposal, treatment and/or transportation of hazardous substances at the Site." EPA stated that it "may issue special notice letters to [NCR] and other PRPs for future RI/FS [remedial investigation / feasibility studies] and RD/RA [remedial design / remedial action] negotiations." The Company disagrees that it may have liability at the Kalamazoo River Site, and will dispute such claims if formally asserted by the EPA.

Also in connection with the Kalamazoo River Site, in December 2010 the Company, along with International Paper Company, was sued in Wisconsin federal court by three GP entities in a contribution and cost recovery action for alleged pollution at that site. The suit asks that the Company pay a "fair portion" of the GP entities' costs, which are represented as $79 million to date; various removal and remedial actions remain to be performed at the Kalamazoo site. The suit alleges that the Company is liable as an "arranger" under CERCLA and under other theories. The suit does not allege that the Company has made direct discharges into the Kalamazoo River. Substantial litigation over the Kalamazoo River Site took place several years ago in federal courts in Michigan; the Company was not a party to that litigation, and has filed a motion to transfer the case to the Michigan federal court. The Company expects to contest the allegations in the GP suit vigorously.

It is difficult to estimate the future financial impact of environmental laws, including potential liabilities. NCR records environmental provisions when it is probable that a liability has been incurred and the amount or range of the liability is reasonably estimable. Provisions for estimated losses from environmental restoration and remediation are, depending on the site, based primarily on internal and third-party environmental studies (except for the Fox River site, where the estimated costs and natural resource damages are estimated as described above), estimates as to the number and participation level of any other PRPs, the extent of the contamination, and the nature of required clean-up and restoration actions. Reserves are adjusted as further information develops or circumstances change. Management expects that the amounts reserved from time to time will be paid out over the period of investigation, negotiation, remediation and restoration for the applicable sites. The amounts provided for environmental matters in NCR's consolidated financial statements are the estimated gross undiscounted amounts of such liabilities, without deductions for insurance, third-party indemnity claims or recoveries from the other PRPs, except as qualified in the following sentences. Except for the sharing agreement with API described above with respect to the Fox River site, in those cases where insurance carriers or third-party indemnitors have agreed to pay any amounts and management believes that collectability of such amounts is probable, the amounts are recorded in the Consolidated Financial Statements. For the Fox River site, as described above, an asset relating to the AT&T and Alcatel-Lucent indemnity is recorded because payment is considered probable and is supported by contractual agreements.

Guarantees and Product Warranties Guarantees associated with NCR's business activities are reviewed for appropriateness and impact to the Company's consolidated financial statements. NCR had no obligations related to such guarantees and therefore, its consolidated financial statements do not have any associated liability balance as of December 31, 2010 or 2009.

NCR provides its customers a standard manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors, such as labor rates, average repair time, travel time, number of service calls per machine and cost of replacement parts. Upon consummating a sale, we recognize the total customer revenue and record the associated warranty liability using pre-established warranty percentages for that product class. From time to time, product design or quality corrections are accomplished through modification programs. When identified, associated costs of labor and parts for such programs are estimated and accrued as part of the warranty reserve.

The following table identifies the activity relating to the warranty reserve for the following years:

In millions	2010	2009	2008
Warranty reserve liability			
Beginning balance as of January 1	**$ 25**	$ 24	$ 13
Accruals for warranties issued	**48**	47	51
Settlements (in cash or in kind)	**(49)**	(46)	(40)
Ending balance as of December 31	**$ 24**	$ 25	$ 24

In addition, NCR provides its customers with certain indemnification rights. In general, NCR agrees to indemnify the customer if a third party asserts patent or other infringement on the part of the customer for its use of the Company's products. From time to time, NCR also enters into agreements in connection with its acquisition and divesture activities that include indemnification obligations by the Company. The fair value of these indemnification obligations is not readily determinable due to the conditional nature of the Company's potential obligations and the specific facts and circumstances involved with each particular agreement. The Company has not recorded a liability in connection with these indemnifications. Historically, payments made by the Company under these types of agreements have not had a material effect on the Company's consolidated financial position, results of operations or cash flows.

Purchase Commitments The Company has purchase commitments for materials, supplies, services, and property, plant and equipment as part of the normal course of business. This includes a long-term service agreement with Accenture under which many of NCR's key transaction processing activities and functions are performed.

Leases NCR conducts certain of its sales and manufacturing operations using leased facilities, the initial lease terms of which vary in length. Many of the leases contain renewal options and escalation clauses that are not material to the overall lease portfolio. Future minimum lease payments under non-cancelable operating leases as of December 31, 2010, for the following fiscal years were:

In millions	2011	2012	2013	2014	2015	Thereafter
Minimum lease obligations	$53	$45	$37	$31	$22	$26

Total rental expense for operating leases was $53 million in 2010, $54 million in 2009, and $58 million in 2008.

Note 12 Segment Information and Concentrations

Operating Segment Information For the year ended December 31, 2010, 2009 and 2008, NCR managed and reported its business in the following three segments:

- Americas;
- Europe, Middle East and Africa (EMEA); and
- Asia Pacific and Japan (APJ).

Each of these segments derives revenue by selling products and services to the financial services, retail and hospitality, travel and gaming and healthcare industries. The Americas region also includes revenues from sales in the entertainment industry. The Company's products, services and solutions enable NCR's customers to connect, interact and transact with their customers, and include: ATM hardware and software; traditional point-of-sale and self-checkout solutions; self-service kiosk solutions; business consumables; solutions that digitally capture, process and retain item-based transactions; maintenance of NCR solutions; consulting, installation and customer support services; as well as the maintenance and sale of third-party products and services. The Company's chief operating decision maker regularly assesses information relating to these segments to make decisions, including the allocation of resources. Management evaluates the performance of the segments based on revenue and segment gross margin. Segment assets are not included in this assessment of segment performance. The accounting policies used to determine the results of the operating segments are the same as those utilized for the consolidated financial statements as a whole. Intersegment sales and transfers are not material.

In recognition of the volatility of the effects of pension expense on our segment results, and to maintain operating focus on business performance, pension expense, as well as other significant nonrecurring items are excluded from the segment operating results utilized by our chief operating decision maker in evaluating segment performance and are separately delineated to reconcile back to total reported income from operations.

The following table presents revenue and gross margin by segment:

In millions	2010	2009	2008
Revenue by segment			
Americas	**$2,123**	$2,022	$2,269
EMEA	**1,714**	1,649	2,066
APJ	**982**	941	980
Total revenue	**4,819**	4,612	5,315
Gross margin by segment			
Americas	**457**	386	437
EMEA	**404**	401	556
APJ	**219**	207	237
Total segment gross margin	**1,080**	994	1,230
Selling, general and administrative expenses	**609**	586	696
Research and development expenses	**138**	124	134
Pension expense	**208**	159	25
Other adjustments (1)	**26**	28	53
Income from operations	**$ 99**	$ 97	$ 322

(1) Other adjustments in 2010 include $8 million litigation charge and $18 million for incremental costs directly related to the relocation of the worldwide headquarters. Other adjustments in 2009 include $22 million charge for the impairment of assets related to an equity investment and $6 million of incremental costs directly related to the relocation of the worldwide headquarters. Other adjustments in 2008 include $57 million of organizational realignment costs, $12 million of legal costs, and a $16 million gain on the sale of a manufacturing facility in Canada.

The following table presents revenue from products and services for NCR for the years ended December 31:

In millions	2010	2009	2008
Product revenue	**$2,403**	$2,234	$2,861
Professional and installation services revenue	**586**	578	638
Total solution revenue	**2,989**	2,812	3,499
Support services revenue	**1,830**	1,800	1,816
Total revenue	**$4,819**	$4,612	$5,315

NCR allocates assets to its operating segments based on the primary segment benefitting from the assets. The assets attributable to NCR's operating segments consist primarily of accounts receivable, inventories, property, plant, and equipment, capitalized software and goodwill dedicated to a specific operating segment. Assets not attributable to operating segments because they are not dedicated to a specific segment consist primarily of deferred tax assets, prepaid pension costs, and cash and cash equivalents.

Segment assets as of December 31 were:

In millions	2010	2009
Segment assets		
Americas	**$1,147**	$ 936
EMEA	**630**	677
APJ	**481**	486
Total segment assets	**2,258**	2,099
Assets not allocated to the segments:		
Cash and cash equivalents	**496**	451
Prepaid pension cost	**286**	244
Deferred income taxes	**630**	617
Other assets not attributable to segments	**691**	683
Consolidated total assets	**$4,361**	$4,094

Revenues are attributed to the geographic area/country to which the product is delivered or in which the service is provided. The following table presents revenue by geographic area for NCR for the years ended December 31:

In millions	2010	%	2009	%	2008	%
Revenue by Geographic Area						
United States	**$1,551**	**32%**	$1,609	35%	$1,787	33%
Americas (excluding United States)	**572**	**12%**	413	9%	482	9%
Europe, Middle East, and Africa	**1,714**	**36%**	1,649	36%	2,066	39%
Japan	**336**	**7%**	328	7%	352	7%
Asia Pacific (excluding Japan)	**646**	**13%**	613	13%	628	12%
Consolidated revenue	**$4,819**	**100%**	$4,612	100%	$5,315	100%

The following table presents property, plant and equipment by geographic area as of December 31:

In millions	2010	2009
Property, plant and equipment, net		
United States	**$128**	$181
Americas (excluding United States)	**165**	21
Europe, Middle East, and Africa	**43**	71
Japan	**59**	55
Asia Pacific (excluding Japan)	**34**	28
Consolidated property, plant and equipment, net	**$429**	$356

Concentrations No single customer accounts for more than 10% of NCR's consolidated revenue. As of December 31, 2010, NCR is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse effect on NCR's operations. NCR also lacks a concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse effect on its operations.

A number of NCR's products, systems and solutions rely primarily on specific suppliers for microprocessors and other component products, manufactured assemblies, operating systems, commercial software and other central components. NCR also utilizes contract manufacturers in order to complete manufacturing activities. There can be no assurances that any sudden impact to the availability or cost of these technologies or services would not have a material adverse effect on NCR's operations.

Note 13 Quarterly Information (unaudited)

In millions, except per share amounts	First	Second	Third	Fourth
2010				
Total revenues	**$1,029**	**$1,177**	**$1,207**	**$1,406**
Gross margin	**$ 191**	**$ 241**	**$ 246**	**$ 286**
Operating (loss) income	**$ (18)**	**$ 31**	**$ 34**	**$ 52**
(Loss) income from continuing operations, net of tax	**$ (17)**	**$ 20**	**$ 80**	**$ 31**
Income from discontinued operations, net of tax	**$ —**	**$ 11**	**$ 5**	**$ 7**
Net income (loss) attributable to noncontrolling interests	**$ 2**	**$ —**	**$ 2**	**$ (1)**
Net (loss) income attributable to NCR	**$ (19)**	**$ 31**	**$ 83**	**$ 39**
Income (loss) per share attributable to NCR common stockholders:				
Income (loss) per common share from continuing operations				
Basic	**$(0.11)**	**$ 0.12**	**$ 0.49**	**$ 0.20**
Diluted	**$(0.11)**	**$ 0.12**	**$ 0.48**	**$ 0.20**
Net (loss) income per common share:				
Basic	**$(0.12)**	**$ 0.19**	**$ 0.52**	**$ 0.24**
Diluted	**$(0.12)**	**$ 0.19**	**$ 0.51**	**$ 0.24**
2009				
Total revenues	$1,008	$1,124	$1,135	$1,345
Gross margin	$ 184	$ 229	$ 224	$ 246
Operating (loss) income	$ (10)	$ 39	$ 29	$ 39
(Loss) income from continuing operations, net of tax	$ (17)	$ 21	$ 17	$ 40
Income (loss) from discontinued operations, net of tax	$ 3	$ 3	$ —	$ (97)
Net income (loss) attributable to noncontrolling interests	$ 1	$ 1	$ 2	$ (1)
Net (loss) income attributable to NCR	$ (15)	$ 23	$ 15	$ (56)
Income (loss) per share attributable to NCR common stockholders:				
Income (loss) per common share from continuing operations				
Basic	$(0.11)	$ 0.13	$ 0.09	$ 0.26
Diluted	$(0.11)	$ 0.13	$ 0.09	$ 0.25
Net (loss) income per common share:				
Basic	$(0.09)	$ 0.14	$ 0.09	$(0.35)
Diluted	$(0.09)	$ 0.14	$ 0.09	$(0.35)

Net income per share in each quarter is computed using the weighted-average number of shares outstanding during that quarter while net income per share for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters' net income per share will not necessarily equal the full-year net income per share.

Note 14 Fair Value of Assets and Liabilities

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities recorded at fair value on a recurring basis as of December 31, 2010 and 2009 are set forth as follows:

In millions	Fair Value as of December 31, 2010	Fair Value Measurements at Reporting Date Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Deposits held in money market funds *	$155	$155	$—	$—
Available for sale securities **	11	11	—	—
Foreign exchange forward contracts ***	9	—	9	—
Total	**$175**	**$166**	**$ 9**	**$—**
Liabilities:				
Foreign exchange forward contracts ***	$ 3	$—	$ 3	$—
Total	**$ 3**	**$—**	**$ 3**	**$—**

In millions	Fair Value as of December 31, 2009	Fair Value Measurements at Reporting Date Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Deposits held in money market funds *	$134	$134	$—	$—
Available for sale securities **	13	13	—	—
Foreign exchange forward contracts ***	1	—	1	—
Total	**$148**	**$147**	**$ 1**	**$—**
Liabilities:				
Foreign exchange forward contracts ***	$ 1	$—	$ 1	$—
Total	**$ 1**	**$—**	**$ 1**	**$—**

* *Deposits Held in Money Market Funds* A portion of the Company's excess cash is held in money market funds which generate interest income based on prevailing market rates. Money market fund holdings are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy.

** *Available-For-Sale Securities* The Company has investments in mutual funds and equity securities that are valued using the market approach with quotations from the NASDAQ stock exchange and two stock exchanges in Japan. As a result, available-for-sale securities are classified within Level 1 of the valuation hierarchy.

*** *Foreign Exchange Forward Contracts* As a result of our global operating activities, we are exposed to risks from changes in foreign currency exchange rates, which may adversely affect our financial condition. To manage our exposures and mitigate the impact of currency fluctuations on our financial results, we hedge our primary transactional exposures through the use of foreign exchange forward contracts. The foreign exchange forward contracts are valued using the market approach based on observable market transactions of forward rates and are classified within Level 2 of the valuation hierarchy.

Assets Measured at Fair Value on a Non-recurring Basis

The following table presents the Company's assets that were measured at fair value on a non-recurring basis:

In millions		Fair Value Measurements at Reporting Date Using			Total Losses
Description	**Fair Value Measurements During the Year Ended December 31, 2010**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**For the Year Ended December 31, 2010**
Intellectual property	$ 1	$—	$—	$ 1	$—
Customer contract and trade names	$ 1	$—	$—	$ 1	$—
Investment in MOD Systems	$—	$—	$—	$—	$ (14)
Total	$ 2	$—	$—	$ 2	$ (14)

In millions		Fair Value Measurements at Reporting Date Using			Total Losses
Description	**Fair Value Measurements During the Year Ended December 31, 2009**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**For the Year Ended December 31, 2009**
Intellectual property	$ 8	$—	$—	$ 8	$—
Customer contract and trade names	$ 8	$—	$—	$ 8	$—
Investment in TNR	$—	$—	$—	$—	$ (5)
Investment in ePlay	$—	$—	$—	$—	$ (19)
Total	$ 16	$—	$—	$ 16	$ (24)

NCR measures certain assets including intangible assets and cost and equity method investments at fair value on a nonrecurring basis. These assets are recognized at fair value when initially valued and when they are deemed to be other-than-temporarily impaired.

NCR reviews the carrying values of investments when events and circumstances warrant and considers all available evidence in evaluating when declines in fair value are other-than-temporary declines. NCR carries equity investments in privately-held companies at cost or at fair value when NCR recognizes an other-than-temporary impairment charge. We measured the fair value of our investment in MOD Systems Inc. in 2010 and TNR and ePlay in 2009 utilizing the income approach based on the use of discounted cash flows. The discounted cash flows are based on unobservable inputs, including assumptions of projected revenues, expenses, earnings, capital spending, as well as a discount rate determined by management's estimates of risk associated with each investment. For the years ended December 31, 2010 and 2009, we recorded $14 million and $24 million, respectively, in other-than-temporary impairment charges in other (income) expense, net in the Consolidated Statements of Operations.

In conjunction with an acquisition in 2010 as described in Note 4, "Business Combinations and Investments", NCR recognized intangible assets for proprietary technology and customer relationships of $2 million. In conjunction with 2009 acquisitions, NCR recognized intangible assets for customer contracts, trade names and intellectual property of $16 million. We measured the fair value of the customer contracts and intellectual property through the use of discounted cash flows expected to be earned by the contracts, which required the use of unobservable inputs, including assumptions on projected revenue, expenses, and earnings, as well as a discount rate determined by management's estimates of the risk profile associated with the contract. We measured the fair value of trade names acquired in the transaction based on a relief from royalty approach, which required the use of unobservable inputs, including comparable royalty rates in the media and entertainment industry as well as expected revenues over the estimated life of the trade names.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

NCR has established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the Exchange Act)) to ensure that information required to be disclosed by NCR in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by NCR in the reports that it files or submits under the Exchange Act is accumulated and communicated to NCR's management, including its Chief Executive and Chief Financial Officers, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation as of the end of the period covered by this report, conducted under their supervision and with the participation of management, the Company's Chief Executive and Chief Financial Officers have concluded that NCR's disclosure controls and procedures are effective to meet such objective and that NCR's disclosure controls and procedures adequately alert them on a timely basis to material information relating to the Company (including its consolidated subsidiaries) required to be included in NCR's Exchange Act filings.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations due to, for example, the potential for human error or circumvention of controls, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our assessment, we determined that, as of December 31, 2010, the Company's internal control over financial reporting was effective based on those criteria.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 as stated in their report which appears in this Form 10-K.

/s/ WILLIAM NUTI	/s/ ROBERT FISHMAN
William Nuti **Chairman of the Board,** **Chief Executive Officer and President**	**Robert Fishman** **Senior Vice President and** **Chief Financial Officer**

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as set forth in the following paragraphs of this Item 10, the information required by this Item 10 will be set forth under the headings "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Committees of the Board" in the Definitive Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2010 year, and is incorporated herein by reference. The information required by this Item 10 regarding our executive officers is set forth under the heading "Executive Officers of the Registrant" in Part I of this Form 10-K and is incorporated herein by reference.

We have not materially changed the procedures by which stockholders may recommend nominees to the Company's Board of Directors.

We have a Code of Conduct that sets the standard for ethics and compliance for all of our employees. Our Code of Conduct is available on the Corporate Governance page at our website at *http://investor.ncr.com* under the heading "Code of Conduct." We intend to disclose any amendments to or waivers of the Code of Conduct on behalf of the Executive Officers on the Corporate Governance page of our website promptly following the date of such amendment or waiver.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item 11 will be set forth under the headings "Executive Compensation," "Compensation and Human Resource Committee," and "Board Compensation and Human Resource Committee Report on Executive Compensation" in the Definitive Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2010 year, and is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 will be set forth under the headings "Stock Ownership" and "Equity Compensation Plan Information" in the Definitive Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2010 year, and is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 will be set forth under the headings "Related Person Transactions" and "Corporate Governance" in the Definitive Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2010 year, is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 will be set forth under the heading "Fees Paid to Independent Registered Public Accounting Firm" in the Definitive Proxy Statement for our 2011 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal 2010 year, and is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Index

1. *Financial Statements*: The consolidated financial statements of the Company and the Report of Independent Registered Public Accounting Firm as set forth in Part II, Item 8 of this Form 10-K report:

	Page of Form 10-K
Report of Independent Registered Public Accounting Firm	41
Consolidated Statements of Operations for the years ended December 31, 2010, 2009, and 2008	42
Consolidated Balance Sheets at December 31, 2010 and 2009	43
Consolidated Statements of Cash Flow for the years ended December 31, 2010, 2009, and 2008	44
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2010, 2009, and 2008	45
Notes to Consolidated Financial Statements	46

2. *Financial Statement Schedule*: Financial Statement Schedule II—Valuation and Qualifying Accounts is included in this Form 10-K report on page 98. All other schedules are not required under the related instructions or are not applicable.

3. *Exhibits*: See Index of Exhibits below for a listing of all exhibits to this Form 10-K report.

(b) Exhibits identified in parentheses below, on file with the SEC, are incorporated herein by reference as exhibits hereto.

Exhibit No.	Description
2.1	Separation and Distribution Agreement, dated as of August 27, 2007 between NCR Corporation and Teradata Corporation (Exhibit 2.1 to the Form 10 of Teradata Corporation (the "Teradata Form 10")).
3.1	Articles of Amendment and Restatement of NCR Corporation, as amended May 14, 1999 (Exhibit 3.1 to the NCR Corporation Form 10-Q for the period ended June 30, 1999).
3.2	Bylaws of NCR Corporation, as amended and restated on January 26, 2011 (Exhibit 3(ii) to the NCR Corporation Current Report on Form 8-K filed January 31, 2011).
4.1	Common Stock Certificate of NCR Corporation (Exhibit 4.1 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 1999).
4.2	Indenture, dated as of June 1, 2002, between NCR Corporation and The Bank of New York (Exhibit 3.2 to the NCR Corporation Quarterly Report on Form 10-Q for the period ended June 30, 2002).
10.1	Separation and Distribution Agreement, dated as of February 1, 1996 and amended and restated as of March 29, 1996 (Exhibit 10.1 to the Lucent Technologies Inc. Registration Statement on Form S-1 (No. 333-00703) (the "Lucent Registration Statement")).
10.2	Employee Benefits Agreement, dated as of November 20, 1996, by and between AT&T Corp. and NCR Corporation (Exhibit 10.2 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Annual Report").
10.3	Patent License Agreement, effective as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.7 to the Lucent Registration Statement).

Exhibit No.	Description
10.4	Amended and Restated Technology License Agreement, effective as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.8 to the Lucent Registration Statement).
10.5	Tax Sharing Agreement, dated as of February 1, 1996, and amended and restated as of March 29, 1996, by and among AT&T Corp., NCR Corporation, and Lucent Technologies Inc. (Exhibit 10.6 to the Lucent Registration Statement).
10.6	Purchase and Manufacturing Services Agreement effective as of January 19, 2007, between NCR Corporation and Solectron Corporation (now Flextronics International Ltd.) (incorporated by reference to Exhibit 10.6 to the Form 10-K/A for the fiscal year ended December 31, 2006, filed June 4, 2008). Certain portions of this exhibit were granted confidential treatment by the Securities and Exchange Commission on October 2, 2008.
10.7	Tax Sharing Agreement, dated as of September 21, 2007, between NCR Corporation and Teradata Corporation (Exhibit 10.1 to the Current Report on Form 8-K of NCR Corporation dated September 21, 2007 (the "September 21, 2007 Form 8-K")).
10.8	Employee Benefits Agreement, dated as of September 21, 2007, between NCR Corporation and Teradata Corporation (Exhibit 10.2 to the September 21, 2007 Form 8-K).
10.9	Form of Exclusive Patent License Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.4 to the Teradata Form 10).
10.10	Form of Patent License Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.5 to the Teradata Form 10).
10.11	Form of Technology Agreement between NCR Corporation and Teradata US, Inc. (Exhibit 10.6 to the Teradata Form 10).
10.12	Form of Master Agreement between NCR Corporation and Teradata Corporation for Enterprise Data Warehousing Sales and Support (Exhibit 10.16 to the Teradata Form 10).
10.13	Form of Network Support Agreement between NCR Corporation and Teradata Corporation (Exhibit 10.17 to the Teradata Form 10).
10.14	Form of Service Provider Agreement between NCR Corporation and Teradata Corporation (Exhibit 10.18 to the Teradata Form 10).
10.15	Form of Master Reseller Agreement for Middle East and Africa between NCR Corporation and Teradata Corporation (Exhibit 10.19 to the Teradata Form 10).
10.16	NCR Management Stock Plan (Exhibit 10.8 to the 1996 Annual Report). *
10.16.1	First Amendment to the NCR Management Stock Plan dated April 30, 2003 (Exhibit 10.4 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2003). *
10.16.2	Amendment to NCR Management Stock Plan effective as of December 31, 2008 (Exhibit 10.17.2 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2008 (the "2008 Annual Report")). *
10.16.3	Form of Stock Option Agreement under the NCR Management Stock Plan (Exhibit 10.6.3 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2005 (the "2005 Annual Report")). *
10.16.4	Form of Restricted Stock Agreement under the NCR Management Stock Plan (Exhibit 10.6.4 to the 2005 Annual Report). *
10.17	NCR Corporation 2006 Stock Incentive Plan, as amended and restated effective as of December 31, 2008 (Exhibit 10.18.3 to the 2008 Annual Report). *

Exhibit No.	Description
10.17.1	Form of 2009 Stock Option Agreement under the NCR 2006 Stock Incentive Plan, as amended and restated (the "2006 Stock Plan") (Exhibit 10.5 to the Current Report on Form 8-K dated December 12, 2008). *
10.17.2	Form of 2009 Restricted Stock Unit Agreement under the 2006 Stock Plan (Exhibit 10.2 to the Current Report on Form 8-K dated December 12, 2008).
10.17.3	Form of 2010 Stock Option Agreement under the 2006 Stock Plan (Exhibit 10.2 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the "First Quarter 2010 Quarterly Report")). *
10.17.4	Form of 2010 Restricted Stock Agreement under the 2006 Stock Plan (Exhibit 10.3 to the First Quarter 2010 Quarterly Report). *
10.17.5	Form of 2010 Restricted Stock Unit Agreement under the 2006 Stock Plan (Exhibit 10.4 to the First Quarter 2010 Quarterly Report). *
10.17.6	Form of 2010 Performance Based Restricted Stock Agreement under the 2006 Stock Plan (Exhibit 10.5 to the First Quarter 2010 Quarterly Report). *
10.17.7	Form of 2010 Performance Based Restricted Stock Unit Agreement under the 2006 Stock Plan (Exhibit 10.6 to the March 31, 2010 Quarterly Report). *
10.18	NCR Management Incentive Program for Executive Officers (Exhibit 10.19 to the 1996 Annual Report). *
10.19	NCR Management Incentive Plan (Exhibit A to the Company's Proxy Statement filed on March 10, 2006). *
10.20	NCR Director Compensation Program effective April 21, 2009 (Exhibit 10.7 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the "First Quarter 2009 Form 10-Q")). *
10.20.1	2009 Director Option Grant Statement under the NCR Director Compensation Program (Exhibit 10.8 to the First Quarter 2009 Form 10-Q). *
10.20.2	2009 Director Restricted Stock Unit Grant Statement under the NCR Director Compensation Program (Exhibit 10.9 to the First Quarter 2009 Form 10-Q). *
10.21	The Retirement Plan for Officers of NCR, Amended and Restated effective December 31, 2008 (Exhibit 10.22.5 to the 2008 Annual Report). *
10.22	Amended and Restated NCR Change in Control Severance Plan effective December 31, 2008 (Exhibit 10.24.2 to the 2008 Annual Report). *
10.23	Amended and Restated NCR Nonqualified Excess Plan, effective December 31, 2008 (Exhibit 10.26.6 to the 2008 Annual Report). *
10.24	Employment Agreement with William Nuti, dated July 29, 2005 (Exhibit 10.1 to the NCR Corporation Current Report on Form 8-K filed August 2, 2005). *
10.24.1	Letter agreement dated July 26, 2006 with William Nuti (Exhibit 10.4 to the NCR Corporation Current Report on Form 8-K filed July 27, 2006). *
10.24.2	Second Amendment effective as of December 12, 2008 to Letter Agreement with William Nuti dated July 29, 2005, as amended July 26, 2006 (Exhibit 10.30.2 to the 2008 Annual Report). *
10.25	NCR Director Compensation Program Effective April 27, 2010 (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 (the "Second Quarter 2010 Quarterly Report")). *

Exhibit No.	Description
10.25.1	Form of 2010 Stock Director Option Grant Statement (Exhibit 10.2 to the Second Quarter 2010 Quarterly Report). *
10.25.2	Form of 2010 Director Restricted Stock Unit Grant Statement (Exhibit 10.3 to the Second Quarter 2010 Quarterly Report). *
10.26	Letter Agreement with Robert Fishman dated March 17, 2010 (Exhibit 10.7 to the First Quarter 2010 Quarterly Report). *
10.27	Letter Agreement with John Bruno dated October 27, 2008 (Exhibit 10.8 to the First Quarter 2010 Quarterly Report). *
10.28	Letter Agreement with Peter Leav dated December 28, 2008 (Exhibit 10.9 to the First Quarter 2010 Quarterly Report). *
10.29	Letter Agreement with Peter Dorsman dated April 4, 2006 (Exhibit 10.1 to the NCR Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 2010). *
14	Code of conduct for associates for NCR Corporation (Exhibit 14 to the NCR Corporation Annual Report on Form 10-K for the year ended December 31, 2007).
21	Subsidiaries of NCR Corporation.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, dated February 24, 2011.
31.2	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, dated February 24, 2011.
32	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated February 24, 2011.
99.1	Tax Opinion of Wachtell, Lipton, Rosen & Katz in connection with the Spin off of Teradata, dated August 27, 2007 (Exhibit 99.2 to the Current Report on Form 8-K of NCR Corporation dated September 30, 2007).
101	Financials in XBRL format.

* Management contracts or compensatory plans/arrangements

NCR Corporation

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(In millions)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2010					
Allowance for doubtful accounts	**$ 24**	**$—**	**$—**	**$ 11**	**$ 13**
Deferred tax asset valuation allowance	**$528**	**$—**	**$—**	**$118**	**$410**
Inventory excess and obsolete reserves	**$100**	**$ 80**	**$—**	**$109**	**$ 71**
Reserves related to business restructuring	**$ 4**	**$—**	**$—**	**$ 1**	**$ 3**
Year Ended December 31, 2009					
Allowance for doubtful accounts	$ 15	$ 10	$—	$ 1	$ 24
Deferred tax asset valuation allowance	$478	$ 50	$—	$—	$528
Inventory excess and obsolete reserves	$111	$ 97	$—	$108	$100
Reserves related to business restructuring	$ 31	$—	$—	$ 27	$ 4
Year Ended December 31, 2008					
Allowance for doubtful accounts	$ 19	$ 3	$—	$ 7	$ 15
Deferred tax asset valuation allowance	$441	$ 37	$—	$—	$478
Inventory excess and obsolete reserves	$147	$115	$—	$151	$111
Reserves related to business restructuring	$ 25	$ 57	$ (2)	$ 49	$ 31

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NCR CORPORATION

Date: February 24, 2011

By: /s/ ROBERT FISHMAN

Robert Fishman
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title
/s/ WILLIAM NUTI **William Nuti**	Chairman of the Board of Directors, Chief Executive Officer and President
/s/ ROBERT FISHMAN **Robert Fishman**	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ LINDA FAYNE LEVINSON **Linda Fayne Levinson**	Director
/s/ QUINCY ALLEN **Quincy Allen**	Director
/s/ EDWARD P. BOYKIN **Edward P. Boykin**	Director
/s/ RICHARD L. CLEMMER **Richard L. Clemmer**	Director
/s/ GARY DAICHENDT **Gary Daichendt**	Director
/s/ ROBERT P. DERODES **Robert P. DeRodes**	Director

Date: February 24, 2011

[THIS PAGE INTENTIONALLY LEFT BLANK]

Annual Meeting of Stockholders
Stockholders are invited to attend NCR's Annual Meeting of Stockholders at 9:00 a.m. on April 27, 2011, to be held at:

NCR Corporation
Auditorium
3097 Satellite Boulevard
Duluth, Georgia 30096

Stockholder Account Inquiries
Inquiries concerning stockholder accounts of NCR's Direct Stock Purchase/Sell Program should be directed to:

NCR Corporation
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

or

480 Washington Boulevard
Jersey City, NJ 07310-1900
Ph. 800-NCR-2303 (800-627-2303)
Ph. 201-680-6578 (Outside the U.S.)
Website address:
www.melloninvestor.com

NCR Annual Report on Form 10-K
The Company's annual report filed with the U.S. Securities and Exchange Commission (SEC) on Form 10-K for current and prior years can be accessed via the "Investor Relations" page under "About NCR" at NCR's website at www.ncr.com.

Company Information
Information requests for NCR's SEC filings, annual report on Form 10-K, quarterly reports and other financial information can be obtained without charge by writing or calling:

NCR Investor Relations
3097 Satellite Boulevard
Building 700
Duluth, Georgia 30096-5810
Ph. 1-800-225-5627
investor.relations@ncr.com
http://investor.ncr.com

Stockholders can help NCR reduce printing and mailing costs by viewing NCR's annual reports and proxy statements online as instructed on the Notice of Internet Availability of Proxy Materials (the "Notice") that we will send to you. If you would like a paper copy you may request one at no cost to you as instructed in the Notice.

NCR's Executive Officers

William R. Nuti
Chairman of the Board,
Chief Executive Officer (CEO), and
President

Robert P. Fishman
Senior Vice President and Chief
Financial Officer (CFO)

Daniel T. Bogan
Senior Vice President and
General Manager,
NCR Consumables

John G. Bruno
Executive Vice President,
Industry Solutions Group

Jennifer M. Daniels
Senior Vice President, General Counsel
and Secretary

Peter A. Dorsman
Senior Vice President,
Global Operations

Peter A. Leav
Senior Vice President, Worldwide Sales

Andrea L. Ledford
Senior Vice President, Human Resources

NCR's Board of Directors

William R. Nuti
Chairman of the Board,
NCR Corporation

Quincy L. Allen
Former Chief Executive Officer,
Vertis Inc.

Edward P. Boykin
Former President and
Chief Operating Officer,
Computer Sciences Corporation

Richard L. Clemmer
President and Chief Executive Officer,
NXP B.V.

Gary J. Daichendt
Former President and
Chief Operating Officer,
Nortel Networks Corporation

Robert P. DeRodes
Former Executive Vice President,
Global Operations & Technology,
First Data Corporation

Linda Fayne Levinson
Former Chair of the Board,
Connexus Corporation


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